

we're your energy superhighway:

paving the way to a *brighter, cleaner* and *efficient* energy market

ITC

2007 ANNUAL REPORT



we're your energy superhighway:

The electric transmission system plays a much more significant role than simply connecting generation and transporting electrons. Transmission serves as the backbone of the energy delivery system – the energy superhighway. The grid can interconnect regional markets in order to bolster reliability and promote market efficiency. It also promotes policy objectives by allowing renewable resources to connect to the grid and be efficiently transported, providing cleaner and sustainable sources of energy. And, transmission is the impetus to spur and sustain economic development by providing reliability and ensuring equal access to the least cost sources of generation.

paving the way to a *brighter, cleaner* and *efficient* energy market



financial highlights

	2007	2006	2005
OPERATING RESULTS *(in millions)*			
Operating Revenues	$ 426.2	$ 223.6	$ 205.3
Net Income	73.3	33.2	34.7
Cash Flows from Operations	135.8	61.9	61.7
Investments in Property, Plant & Equipment	286.2	178.5	117.8
Dividends Paid Per Share	1.130	1.075	0.525
EARNINGS PER SHARE			
Basic Earnings Per Share	$ 1.73	$ 0.95	$ 1.10
Diluted Earnings Per Share	1.68	0.92	1.06
WEIGHTED-AVERAGE SHARES OUTSTANDING *(in thousands)*			
Basic	42,298	35,048	31,455
Diluted	43,541	36,237	32,730
BALANCE SHEET *(in millions)*			
Property, Plant & Equipment (Net of Depreciation)	$1,960.4	$1,197.9	$ 603.6
Total Assets	3,213.3	2,128.8	916.6
Total Debt	2,243.4	1,262.3	517.3
Total Equity	563.1	532.2	263.3

three-year results


OPERATING REVENUES
(in millions)
$205.3
$223.6
2005
2006


NET INCOME
(in millions)
$34.7
$33.2
2005
2006


PROPERTY, PLANT & EQUIPMENT
(Net of Depreciation)
(in millions)
$603.6
$1,197.9
2005
2006

to our shareholders



Policy-driven growth was the motivating force in 2007. During this past year, ITC continued to make significant progress toward its mission of investing in the electric transmission grid to improve electric power quality and reliability, enable the entrance of renewable resources and provide customers equal access to wholesale power markets.

The theme of this year's report focuses on the critical role that ITC is playing by building infrastructure and promoting policies that support a *brighter* (more reliable), *cleaner* (more environmentally conscious) and *efficient* energy market. ITC is driven by this vision, and it is often the case that any given initiative will directly impact more than one of these three driving forces.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: 001-32576

ITC HOLDINGS CORP.

(Exact Name of Registrant as Specified in Its Charter)

SEC Mail Processing Section

APR 22 2008

Washington, DC 100

Michigan	**32-0058047**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*

39500 Orchard Hill Place, Suite 200
Novi, Michigan 48375
(Address Of Principal Executive Offices, Including Zip Code)
(248) 374-7100
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common stock, without par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information, statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the registrant's common stock held by non-affiliates on June 30, 2007 was approximately $1.7 billion, based on the closing sale price as reported on the New York Stock Exchange. For purposes of this computation, all executive officers, directors and 10% beneficial owners of the registrant are assumed to be affiliates. Such determination should not be deemed an admission that such officers, directors and beneficial owners are, in fact, affiliates of the registrant.

The number of shares of the Registrant's Common Stock, without par value, outstanding as of February 22, 2008 was 49,356,101.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement for the Registrant's 2008 Annual Meeting of Shareholders (the "Proxy Statement") filed pursuant to Regulation 14A are incorporated by reference in Part III of this Form 10-K.

ITC Holdings Corp.

Form 10-K for the Fiscal Year Ended December 31, 2007

INDEX

DEFINITIONS

Unless otherwise noted or the context requires, all references in this report to:

ITC Holdings Corp. and its subsidiaries

- "ITC Grid Development" are references to ITC Grid Development, LLC, a wholly-owned subsidiary of ITC Holdings;
- "ITC Holdings" are references to ITC Holdings Corp. and not any of its subsidiaries;
- "ITC Midwest" are references to ITC Midwest LLC, a wholly-owned subsidiary of ITC Holdings;
- "ITCTransmission" are references to International Transmission Company, a wholly-owned subsidiary of ITC Holdings;
- "METC" are references to Michigan Electric Transmission Company, LLC, a wholly-owned subsidiary of MTH;
- "MTH" are references to Michigan Transco Holdings, Limited Partnership, the sole member of METC and a wholly owned subsidiary of ITC Holdings;
- "Regulated Operating Subsidiaries" are references to ITCTransmission, METC, and ITC Midwest together; and
- "We," "our" and "us" are references to ITC Holdings together with all of its subsidiaries.

Other definitions

- "ATC" are references to American Transmission Company, LLC, an affiliate of IP&L;
- "Consumers Energy" are references to Consumers Energy Company, a wholly-owned subsidiary of CMS Energy Corporation;
- "Detroit Edison" are references to The Detroit Edison Company, a wholly-owned subsidiary of DTE Energy;
- "DTE Energy" are references to DTE Energy Company;
- "FERC" are references to the Federal Energy Regulatory Commission;
- "FPA" are references to the Federal Power Act;
- "IP&L" are references to Interstate Power and Light Company, an Alliant Energy Corporation subsidiary;
- "ISO" are references to Independent System Operators;
- "IUB" are references to the Iowa Utilities Board;
- "kV" are references to kilovolts (one kilovolt equaling 1,000 volts);
- "kW" are references to kilowatts (one kilowatt equaling 1,000 watts);
- "MISO" are references to the Midwest Independent Transmission System Operator, Inc., a FERC-approved RTO, which oversees the operation of the bulk power transmission system for a substantial portion of the midwestern United States and Manitoba, Canada, and of which ITCTransmission, METC and ITC Midwest are members;
- "MPUC" are references to the Minnesota Public Utilities Commission;
- "MW" are references to megawatts (one megawatt equaling 1,000,000 watts);
- "NERC" are references to the North American Electric Reliability Corporation;
- "NOLs" are references to net operating loss carryforwards for income taxes; and
- "RTO" are references to Regional Transmission Organizations.

PART I

ITEM 1. *BUSINESS.*

Overview

In 2002, ITC Holdings was incorporated in the State of Michigan for the purpose of acquiring ITCTransmission. Our business consists primarily of the operations of our Regulated Operating Subsidiaries, ITCTransmission, METC and ITC Midwest. ITCTransmission was originally formed in 2001 as a subsidiary of Detroit Edison, an electric utility subsidiary of DTE Energy. METC was originally formed in 2001 as a subsidiary of Consumers Energy, an electric and gas utility subsidiary of CMS Energy Corporation. ITC Midwest was formed in 2007 by ITC Holdings to acquire the transmission assets of IP&L.

Through our Regulated Operating Subsidiaries, we are engaged in the transmission of electricity in the United States. Our business strategy is to operate, maintain and invest in transmission infrastructure in order to enhance system integrity and reliability and to reduce transmission constraints. By pursuing this strategy, we strive to lower the delivered cost of electricity and improve accessibility to generation sources of choice, including renewable sources. We operate contiguous, high-voltage systems in Michigan's Lower Peninsula and we operate high-voltage systems in portions of Iowa, Minnesota, Illinois and Missouri that transmit electricity from generating stations to local distribution facilities connected to our systems.

As electric transmission utilities with rates regulated by the FERC, our Regulated Operating Subsidiaries earn revenues through tariff rates charged for the use of their electricity transmission systems by our customers, which include investor-owned utilities, municipalities, co-operatives, power marketers and alternative energy suppliers. As independent transmission companies, our Regulated Operating Subsidiaries are subject to rate regulation only by the FERC. The rates charged by our Regulated Operating Subsidiaries are established using Attachment O, as discussed in "Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations — Rate Setting and Attachment O."

Development of Business

During 2007, we acquired the electric transmission assets of IP&L through ITC Midwest. Refer to Note 4 to the consolidated financial statements for a discussion of our recent acquisitions.

We are seeking to develop broader potential strategic development opportunities for transmission construction related to building super regional 765 kV transmission facilities, interconnections for wind generation resources, and investment opportunities through subsidiaries of ITC Grid Development. For example, we believe there may be opportunities to invest up to $1.3 billion in a joint venture with American Electric Power Company, Inc. to build a new 765 kV transmission facility across the southern portion of Michigan's Lower Peninsula. In addition, based on proposals by RTOs, including MISO and the Southwest Power Pool ("SPP"), we are exploring strategic opportunities to upgrade the transmission grid within the MISO and SPP regions and surrounding regions with a backbone, super high voltage 765 kV transmission network. Based on the anticipated growth of wind generation resources, we also foresee the need to construct wind interconnection facilities. We also foresee opportunities for construction of transmission facilities through projects being pursued by subsidiaries of ITC Grid Development. We cannot predict when or if these development opportunities may begin, or their duration. Please see "Item 1A Risk Factors — We expect to pursue strategic development opportunities to improve the efficiency and reliability of the transmission grid, but we cannot assure you that we will be able to initiate or complete any of these investments."

Segments

We have one reportable segment consisting of our Regulated Operating Subsidiaries. Additionally, we have other subsidiaries focused primarily on business development activities and holding companies whose activities include corporate debt and equity financing and general corporate activities. A more detailed discussion of our reportable segment including financial information about the segment is included in Note 19 to the consolidated financial statements.

Operations

As transmission-only companies, our Regulated Operating Subsidiaries function as conduits, moving power from generators to local distribution systems either entirely through their own systems or in conjunction with neighboring transmission systems. Third parties then transmit power through these local distribution systems to end-use consumers. The transmission of electricity by our Regulated Operating Subsidiaries is a central function to the provision of electricity to residential, commercial and industrial end-use consumers. The operations performed by our subsidiaries fall into the following categories:

- asset planning;
- engineering, design and construction;
- maintenance; and
- real time operations.

Currently, IP&L performs some of the engineering, design and construction, maintenance and real time operations activities for ITC Midwest under the Transition Services Agreement and ATC performs real time operations for ITC Midwest under the Operating Agreement, both as described below.

Asset Planning

Our Asset Planning group uses detailed system models and long-term load forecasts to develop our system expansion capital plans. The expansion plans identify projects that address potential future reliability issues and/or produce economic savings for customers by eliminating constraints.

Asset Planning works closely with MISO in the development of our annual system expansion capital plans by performing technical evaluations and detailed studies. As the regional planning authority, MISO reviews regional system improvement projects by its members, including our Regulated Operating Subsidiaries.

Engineering, Design and Construction

Our Engineering, Design and Construction group is responsible for design, equipment specifications, maintenance plans and project engineering for capital, operation and maintenance work. We work with outside contractors to perform some of our engineering and design and all of our construction, but retain internal technical experts that have experience with respect to the key elements of the transmission system such as substations, lines, equipment and protective relaying systems. This internal expertise allows us to effectively manage outside contractors.

Maintenance

We develop and track the preventive maintenance plan to promote a safe and reliable system. By performing preventive maintenance on our assets, we can minimize the need for reactive maintenance, resulting in improved reliability. ITCTransmission and METC contract with Utility Lines Construction, which is a division of Asplundh Tree Expert Co., to perform the bulk of their maintenance. The agreements provide us with access to an experienced and scalable workforce with knowledge of our system at an established rate. The agreements are scheduled to terminate on August 29, 2008 but automatically renew for additional five year terms unless terminated by either party. We have negotiated an amendment to the maintenance agreements to apply the terms of those agreements to ITC Midwest.

Real Time Operations

ITCTransmission and METC

Joint Control Area Operator. Under the functional control of MISO, ITCTransmission and METC operate their electricity transmission systems as a combined control area under the Michigan Electric Coordinated System ("MECS") Control Area Agreement. The operation is performed at the operations control room in Ann Arbor, Michigan, where our employees perform the functions as the control area operator which include balancing loads and generation in order to ensure a supply of electricity to customers, monitoring and reacting to fluctuations in system frequency, and serving as the primary operational interface with internal and external interconnected entities and the regional reliability coordinator.

System Operations. As part of day-to-day operations in the operations control room in Ann Arbor, Michigan, transmission system coordinators monitor the performance of the ITCTransmission and METC transmission systems continuously, using state of the art computer and communication systems to perform constant analysis to plan for contingencies that may occur and maintain security and reliability following any unplanned incidents on the system. Transmission system coordinators are also responsible for the switching and protective tagging function and taking equipment in and out of service to ensure capital construction projects and maintenance programs can be completed safely and reliably.

ITC Midwest

We negotiated certain operating contracts with IP&L and ATC that govern operations of the transmission system for a period of at least twelve months from the closing of the ITC Midwest acquisition in December 2007. These contracts include the IP&L Transition Services Agreement for operations services related to the 34.5 kV transmission system and the ATC Operating Agreement for operations services related to the 69 kV and above transmission system.

Transmission system operations services include switching and protective tagging to facilitate capital construction projects and maintenance programs, system monitoring, contingency and security analysis, and responding to unplanned incidents on the system.

Operating Contracts

ITCTransmission

Detroit Edison operates the electricity distribution system to which ITCTransmission's transmission system connects. A set of three operating contracts sets forth the terms and conditions related to Detroit Edison's and ITCTransmission's ongoing working relationship. These contracts include the following:

Master Operating Agreement. The Master Operating Agreement (the "MOA") governs the primary day-to-day operational responsibilities of ITCTransmission and Detroit Edison and will remain in effect until terminated by mutual agreement of the parties (subject to any required FERC approvals) unless earlier terminated pursuant to its terms. The MOA identifies the control area coordination services that ITCTransmission is obligated to provide to Detroit Edison. The MOA also requires Detroit Edison to provide certain generation-based support services to ITCTransmission.

Generator Interconnection and Operation Agreement. Detroit Edison and ITCTransmission entered into the Generator Interconnection and Operation Agreement (the "GIOA") in order to establish, re-establish and maintain the direct electricity interconnection of Detroit Edison's electricity generating assets with ITCTransmission's transmission system for the purposes of transmitting electric power from and to the electricity generating facilities. Unless otherwise terminated by mutual agreement of the parties (subject to any required FERC approvals), the GIOA will remain in effect until Detroit Edison elects to terminate the agreement with respect to a particular unit or until a particular unit ceases commercial operation.

Coordination and Interconnection Agreement. The Coordination and Interconnection Agreement (the "CIA") governs the rights, obligations and responsibilities of ITCTransmission and Detroit Edison regarding, among other things, the operation and interconnection of Detroit Edison's distribution system and ITCTransmission's transmission system, and the construction of new facilities or modification of existing facilities. Additionally, the CIA allocates costs for operation of supervisory, communications and metering equipment. The CIA will remain in effect until terminated by mutual agreement of the parties (subject to any required FERC approvals).

METC

Consumers Energy operates the electricity distribution system to which METC's transmission system connects. METC is a party to a number of operating contracts with Consumers Energy that govern the operations and maintenance of its transmission system. These contracts include the following:

Amended and Restated Easement Agreement. Under the Amended and Restated Easement Agreement (the "Easement Agreement"), dated as of April 29, 2002 and as further supplemented, Consumers Energy provides METC with an easement to the land, which we refer to as premises, on which a majority of METC's transmission towers, poles, lines and other transmission facilities used to transmit electricity at voltages of at least 120 kV are located, which we refer to collectively as the facilities. Consumers Energy retained for itself the rights to, and the value of activities associated with, all other uses of the premises and the facilities covered by the Easement Agreement, such as for distribution of electricity, fiber optics, telecommunications, gas pipelines and agricultural uses. Accordingly, METC is not permitted to use the premises or the facilities covered by the Easement Agreement for any purposes other than to provide electric transmission and related services, to inspect, maintain, repair, replace and remove electric transmission facilities and to alter, improve, relocate and construct additional electric transmission facilities. The easement is further subject to the rights of any third parties that had rights to use or occupy the premises or the facilities prior to April 1, 2001 in a manner not inconsistent with METC's permitted uses.

METC pays Consumers Energy annual rent of $10.0 million, in equal quarterly installments, for the easement and related rights under the Easement Agreement. Although METC and Consumers Energy share the use of the premises and the facilities covered by the Easement Agreement, METC pays the entire amount of any rentals, property taxes, inspection fees and other amounts required to be paid to third parties with respect to any use, occupancy, operations or other activities on the premises or the facilities and is generally responsible for the maintenance of the premises and the facilities used for electricity transmission at its expense. METC also must maintain commercial general liability insurance protecting METC and Consumers Energy against claims for personal injury, death or property damage occurring on the premises or the facilities and pay for all insurance premiums. METC is also responsible for patrolling the premises and the facilities by air at its expense at least annually and to notify Consumers Energy of any unauthorized uses or encroachments discovered. METC must indemnify Consumers Energy for all liabilities arising from the facilities covered by the Easement Agreement.

METC must notify Consumers Energy before altering, improving, relocating or constructing additional transmission facilities covered by the Easement Agreement. Consumers Energy may respond by notifying METC of reasonable work and design restrictions and precautions that are needed to avoid endangering existing distribution facilities, pipelines or communications lines, in which case METC must comply with these restrictions and precautions. METC has the right at its own expense to require Consumers Energy to remove and relocate these facilities, but Consumers Energy may require payment in advance or the provision of reasonable security for payment by METC prior to removing or relocating these facilities, and Consumers Energy need not commence any relocation work until an alternative right-of-way satisfactory to Consumers Energy is obtained at METC's expense.

The term of the Easement Agreement runs through December 31, 2050 and is subject to 10 automatic 50-year renewals after that time unless METC provides one year's notice of its election not to renew the term. Consumers Energy may terminate the Easement Agreement 30 days after giving notice of a failure by METC to pay its quarterly installment if METC does not cure the non-payment within the 30-day notice period. At the end of the term or upon any earlier termination of the Easement Agreement, the easement and related rights terminate and the transmission facilities revert to Consumers Energy.

Amended and Restated Operating Agreement. Under the Amended and Restated Operating Agreement (the "Operating Agreement"), dated as of April 29, 2002, METC agrees to operate its transmission system to provide all transmission customers with safe, efficient, reliable and non-discriminatory transmission service pursuant to its tariff. Among other things, METC is responsible under the Operating Agreement for maintaining and operating its transmission system, providing Consumers Energy with information and access to its transmission system and related books and records, administering and performing the duties of control area operator (that is, the entity exercising operational control over the transmission system) and, if requested by Consumers Energy, building connection facilities necessary to permit interaction with new distribution facilities built by Consumers Energy. Consumers Energy has corresponding obligations to provide METC with access to its books and records and to build distribution facilities necessary to provide adequate and reliable transmission services to wholesale customers. Consumers Energy must cooperate with METC as METC performs its duties as control area operator, including by providing reactive supply and voltage control from generation sources or other ancillary services and reducing load. The Operating Agreement is effective through 2050 and is subject to 10 automatic 50-year renewals after that time, unless METC provides one year's notice of its election not to renew.

Amended and Restated Purchase and Sale Agreement for Ancillary Services. The Amended and Restated Purchase and Sale Agreement for Ancillary Services (the "Ancillary Services Agreement") is dated as of April 29, 2002. Since METC does not own any generating facilities, it must procure ancillary services from third party suppliers, such as Consumers Energy. Currently, under the Ancillary Services Agreement, METC pays Consumers Energy for providing certain generation-based services necessary to support the reliable operation of the bulk power grid, such as voltage support and generation capability and capacity to balance loads and generation. METC is not precluded from procuring these ancillary services from third party suppliers when available. The Ancillary Services Agreement is subject to rolling one-year renewals starting May 1, 2003, unless terminated by either METC or Consumers Energy with six months prior written notice.

Amended and Restated Distribution-Transmission Interconnection Agreement. The Amended and Restated Distribution-Transmission Interconnection Agreement (the "DT Interconnection Agreement"), dated April 29, 2002, provides for the interconnection of Consumers Energy's distribution system with METC's transmission system and defines the continuing rights, responsibilities and obligations of the parties with respect to the use of certain of their own and the other party's properties, assets and facilities. METC agrees to provide Consumers Energy interconnection service at agreed-upon interconnection points, and the parties have mutual responsibility for maintaining voltage and compensating for reactive power losses resulting from their respective services. The DT Interconnection Agreement is effective so long as any interconnection point is connected to METC, unless it is terminated earlier by mutual agreement of METC and Consumers Energy.

Amended and Restated Generator Interconnection Agreement. The Amended and Restated Generator Interconnection Agreement (the "Generator Interconnection Agreement"), dated as of April 29, 2002, specifies the terms and conditions under which Consumers Energy and METC maintain the interconnection of Consumers Energy's generation resources and METC's transmission assets. The Generator Interconnection Agreement is effective either until it is replaced by any MISO-required contract, or until mutually agreed by METC and Consumers Energy to terminate, but not later than the date that all listed generators cease commercial operation.

ITC Midwest

Distribution-Transmission Interconnection Agreement. The Distribution-Transmission Interconnection Agreement (the "DTIA") governs the rights, responsibilities and obligations of ITC Midwest and IP&L, with respect to the use of certain of their own and the other parties' property, assets and facilities, and the construction of new facilities or modification of existing facilities. Additionally, the DTIA sets forth the terms pursuant to which the equipment and facilities and the interconnection equipment of IP&L will continue to connect ITC Midwest's facilities through which ITC Midwest provides transmission service under the MISO Transmission and Energy Markets Tariff. The DTIA will remain in effect until terminated by mutual agreement by the parties (subject to any required FERC approvals) or as long as any interconnection point of IP&L is connected to ITC Midwest's facilities, unless modified by written agreement of the parties.

Large Generator Interconnection Agreement. ITC Midwest, IP&L and MISO entered into the Large Generator Interconnection Agreement (the "LGIA") in order to establish, re-establish and maintain the direct electricity interconnection of IP&L's electricity generating assets with ITC Midwest's transmission system for the purposes of transmitting electric power from and to the electricity generating facilities. The LGIA will remain in effect until terminated by ITC Midwest or until IP&L elects to terminate the agreement if a particular unit ceases commercial operation for three consecutive years.

Transition Services Agreement. The Transition Services Agreement (the "TSA") identifies the transmission corporate administration services, the construction and maintenance services, the engineering services and the system operations services related to the 34.5 kV transmission system that IP&L agreed to provide to ITC Midwest. The TSA also requires IP&L to provide the transition design, planning and implementation relating to those services. The TSA will remain in effect for one year, with the option to extend the agreement for up to four additional six-month periods, or until terminated by mutual agreement of the parties unless earlier terminated pursuant to its terms. Subsequent to the termination of the TSA, ITC Midwest expects to perform the activities covered under the TSA.

Operating Agreement. The Operating Agreement between ITC Midwest and ATC obligates ATC to provide control, operation and emergency response services as well as providing assistance in the eventual transition of those services to ITC Midwest. The services contemplated by this agreement shall only be for ITC Midwest's transmission facilities operating at 69 kV and above. The Operating Agreement will remain in effect until May 1, 2009, unless terminated earlier pursuant to its terms, at which time ITC Midwest expects to perform the activities covered under the Operating Agreement.

Regulatory Environment

Regulators and public policy makers have seen the need for further investment in the transmission grid. The growth in electricity generation, wholesale power sales and consumption versus transmission investment have resulted in significant transmission constraints across the United States and increased stress on aging equipment. These problems will continue without increased investment in transmission infrastructure. Transmission system investments can also increase system reliability and reduce the frequency of power outages. Such investments can reduce transmission constraints and improve access to lower cost generation resources, resulting in a lower overall cost of delivered electricity for end-use consumers. After the 2003 blackout that affected sections of the northeastern and midwestern United States and Ontario, Canada, the Department of Energy (the "DOE") established the Office of Electric Transmission and Distribution, focused on working with reliability experts from the power industry, state governments, and their Canadian counterparts to improve grid reliability and increase investment in the country's electric infrastructure. In addition, the FERC has signaled its desire for substantial new investment in the transmission sector by implementing financial incentives, such as increasing the return on equity for transmission-only companies to a level that is greater than that of traditional utilities.

The FERC has issued orders to promote non-discriminatory transmission access for all transmission customers. In the United States, electricity transmission assets are predominantly owned, operated and maintained by utilities that also own electricity generation and distribution assets, known as vertically integrated utilities. The FERC has recognized that the vertically integrated utility model inhibits the provision of non-discriminatory transmission access and, in order to alleviate this potential discrimination, the FERC has mandated that all transmission systems over which it has jurisdiction must be operated in a comparable, non-discriminatory manner such that any seller of electricity affiliated with a transmission owner or operator is not provided with preferential treatment. The FERC has also indicated that independent transmission companies can play a prominent role in furthering its policy goals and has encouraged the legal and functional separation of transmission operations from generation and distribution operations.

On August 8, 2005, the federal government enacted the Energy Policy Act of 2005 (the "Energy Policy Act"). In part, the Energy Policy Act required the FERC to implement rules to encourage investment in electricity transmission infrastructure and authorized the FERC to implement mandatory transmission reliability standards. In addition, the Energy Policy Act directed the DOE to investigate and designate corridors along which the construction of electricity transmission infrastructure is in the national interest, and authorizes the FERC to determine siting of transmission facilities in such corridors in certain circumstances. Effective June 2007, the FERC approved mandatory adoption of certain reliability standards and approved enforcement actions for violators, including fines of up to $1.0 million per day. The NERC was assigned the responsibility of developing and enforcing these mandatory reliability standards. We continually assess our transmission systems against standards established by the NERC and ReliabilityFirst Corporation, a regional entity under the NERC that is delegated certain authority for the purpose of proposing and enforcing reliability standards. Analysis of the transmission systems against these reliability standards has become more focused and rigorous in recent years. In addition, the FERC has finalized rules under which our Regulated Operating Subsidiaries may qualify for rate incentives to invest in transmission infrastructure. Our Regulated Operating Subsidiaries may also be eligible for federal assistance in siting of such infrastructure. Finally, the Energy Policy Act repealed the Public Utility Holding Company Act of 1935, which was replaced by the Public Utility Holding Company Act of 2005. It also subjected utility holding companies to regulations of the FERC related to access to books and records, and amended Section 203 of the FPA to provide explicit authority for the FERC to review mergers and consolidations involving utility holding companies in certain circumstances.

Federal Regulation

As electricity transmission companies, our Regulated Operating Subsidiaries are regulated by the FERC. The FERC is an independent regulatory commission within the DOE that regulates the interstate transmission and certain wholesale sales of natural gas, the transmission of oil and oil products by pipeline, and the transmission and wholesale sale of electricity in interstate commerce. The FERC also administers accounting and financial reporting regulations and standards of conduct for the companies it regulates. In 1996, in order to facilitate open access transmission for participants in wholesale power markets, the FERC issued Order No. 888. The open access policy promulgated by the FERC in Order No. 888 was upheld in a United States Supreme Court decision issued on March 4, 2002. To facilitate open access, among other things, FERC Order No. 888 encouraged investor owned utilities to cede operational control over their transmission systems to ISOs, which are not-for-profit entities.

As an alternative to ceding operating control of their transmission assets to ISOs, certain investor owned utilities began to promote the formation of for-profit transmission companies, which would assume control of the operation of the grid. In December 1999, the FERC issued Order No. 2000, which strongly encouraged utilities to voluntarily transfer operational control of their transmission systems to RTOs. RTOs, as envisioned in Order No. 2000, would assume many of the functions of an ISO, but the FERC permitted greater flexibility with regard to the organization and structure of RTOs than it had for ISOs. RTOs could accommodate the inclusion of independently owned, for-profit companies that own transmission assets within their operating structure. Independent ownership would facilitate not only the independent operation of the transmission systems but also the formation of companies with a greater financial interest in maintaining and augmenting the capacity and reliability of those systems.

MISO was formed in 1996 as a voluntary association of electricity transmission owners consistent with the principles in FERC Order No. 888. Later, in response to FERC Order No. 2000, MISO evolved into a

FERC-approved RTO with an open architecture framework capable of accommodating a variety of business models including independently owned, for-profit transmission companies. MISO, in its role as an RTO, monitors electric reliability throughout much of the Midwest. MISO is responsible for coordinating the operation of the wholesale electricity transmission system and ensuring fair, non-discriminatory access to the transmission grid.

State Regulation

The regulatory agencies in the states where our Regulated Operating Subsidiaries' assets are located do not have jurisdiction over rates or terms and conditions of service. However, we are subject to the regulatory oversight of various state environmental quality departments for compliance with any state environmental standards and regulations. Additionally, the state regulatory agencies where our Regulated Operating Subsidiaries' assets are located have jurisdiction over siting of transmission facilities and related matters as described below.

Michigan

The Michigan Public Service Commission has jurisdiction over siting of transmission facilities. Additionally, pursuant to Michigan Public Acts 197 and 198 of 2004, ITCTransmission and METC have the right as independent transmission companies to condemn property in the state of Michigan for the purposes of building or maintaining transmission facilities.

Iowa

The IUB has the power of supervision over the construction, operation, and maintenance of 69 kV and above transmission facilities in Iowa by any entity, which includes the power to issue franchises. Additionally, any entity granted a franchise by the IUB is vested with the power of condemnation in Iowa to the extent the IUB approves and deems necessary for public use. IP&L is in the process of notifying the IUB that all the existing franchises have been transferred to ITC Midwest. ITC Midwest has not yet applied for any new franchises from the IUB but may do so in the future at various sites.

Minnesota

The MPUC has jurisdiction over the siting and routing of new transmission lines through Minnesota's Certificate of Need Process. Transmission companies are also required to participate in the State's Biennial Transmission Planning Process and are subject to the State's preventive maintenance requirements. Pursuant to Minnesota law, as modified in 2006, ITC Midwest has the right as an independent transmission company to condemn property in the State of Minnesota for the purpose of building new transmission facilities.

Illinois

The Illinois Commerce Commission has jurisdiction over siting of new transmission lines.

Missouri

Because ITC Midwest is a "public utility" and an "electrical corporation" under Missouri law, the Missouri Public Service Commission has jurisdiction to determine whether ITC Midwest may operate in such capacity. In this regard, on August 30, 2007, the Missouri Public Service Commission granted ITC Midwest a certificate of public convenience and necessity to own, operate and maintain a 161 kV transmission line of approximately 9.5 miles located in Clark County, Missouri. The Missouri Public Service Commission also exercises jurisdiction with regard to other non-rate matters affecting this Missouri asset such as general safety and the transfer of the franchise or property.

Sources of Revenue

See "Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Operating Revenues" for a discussion of our principal sources of revenue.

Seasonality

Our results of operations for periods through December 31, 2006 were subject to significant seasonal variations since demand for electricity, and thus transmission load, is largely dependent on weather conditions. Our historical revenues recognized were dependent on the monthly peak loads and regulated transmission rates. Our historical revenues and operating income were typically higher in the summer months when cooling demand and network load are higher. A particularly warm or cool summer may increase or reduce demand for electricity above or below that expected, causing an increase or decrease in our historical revenues from the same period of the previous year.

Under forward-looking Attachment O, which became effective for ITCTransmission and METC on January 1, 2007 and for ITC Midwest on January 1, 2008, as discussed in "Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations — Rate Setting and Attachment O — Forward-Looking Attachment O," much of the seasonality in our results of operations is mitigated. The true-up mechanism contained in forward-looking Attachment O allows our Regulated Operating Subsidiaries to accrue or defer revenues to the extent that the actual net revenue requirement for the reporting period is higher or lower, respectively, than the amounts billed relating to that reporting period. Based on our revenue recognition under forward-looking Attachment O, we recognize more consistent operating revenues and net income at our Regulated Operating Subsidiaries, compared to the historical Attachment O method for each quarterly period within a given year beginning January 1, 2007 or January 1, 2008, as applicable. Monthly peak loads continue to be used for billing purposes, which continues to have a seasonal effect on our cash flows.

Principal Customers

Our principal transmission service customers in 2007 were Detroit Edison and Consumers Energy, which accounted for approximately 55.4% and 32.3%, respectively, of our total operating revenues for the year ended December 31, 2007. Our remaining revenues were generated from providing service to other entities such as alternative electricity suppliers, power marketers and other wholesale customers that provide electricity to end-use consumers and from transaction-based capacity reservations. Additionally, we expect a significant amount of total operating revenues at ITC Midwest to be collected from IP&L, its principal transmission service customer. Nearly all of our revenues are from transmission customers in the United States. Although we may be allocated revenues from time to time from Canadian entities reserving transmission over the Ontario or Manitoba interface, these revenues have not been and are not expected to be material to us.

Billing

MISO is responsible for billing and collection for transmission services and administers the transmission tariff in the MISO service territory. As the billing agent for our Regulated Operating Subsidiaries, MISO bills Detroit Edison, Consumers Energy, IP&L and other customers on a monthly basis and collects fees for the use of our transmission systems. MISO has implemented strict credit policies for its members, which include customers using our transmission systems. In general, if these customers do not maintain their investment grade credit rating or have a history of late payments, MISO may require them to provide MISO with a letter of credit or a cash deposit equal to the highest monthly invoiced amount over the previous 12 months.

Competition

Each of our Regulated Operating Subsidiaries is the only transmission system in its respective service area and, therefore, effectively has no competitors. For our subsidiaries focused on development opportunities for capital projects in other service areas, the incumbent utilities may decide to pursue capital projects that we are pursuing.

Employees

As of December 31, 2007, we had 302 employees. We consider our relations with our employees to be good.

The certifications of the Chief Executive Officer and Chief Financial Officer required by Securities and Exchange Commission ("SEC") rules have been filed as exhibits to this report. The unqualified certification of the Chief Executive Officer as to compliance with New York Stock Exchange ("NYSE") corporate governance requirements was filed with the NYSE on July 9, 2007.

Environmental Matters

Our operations are subject to federal, state, and local environmental laws and regulations, which impose limitations on the discharge of pollutants into the environment, establish standards for the management, treatment, storage, transportation and disposal of hazardous materials and of solid and hazardous wastes, and impose obligations to investigate and remediate contamination in certain circumstances. Liabilities to investigate or remediate contamination, as well as other liabilities concerning hazardous materials or contamination, such as claims for personal injury or property damage, may arise at many locations, including formerly owned or operated properties and sites where wastes have been treated or disposed of, as well as at properties currently owned or operated by us. Such liabilities may arise even where the contamination does not result from noncompliance with applicable environmental laws. Under a number of environmental laws, such liabilities may also be joint and several, meaning that a party can be held responsible for more than its share of the liability involved, or even the entire share. Environmental requirements generally have become more stringent and compliance with those requirements more expensive. We are not aware of any specific developments that would increase our costs for such compliance in a manner that would be expected to have a material adverse effect on our results of operations, financial position or liquidity.

Our assets and operations also involve the use of materials classified as hazardous, toxic or otherwise dangerous. Many of the properties our Regulated Operating Subsidiaries own or operate have been used for many years, and include older facilities and equipment that may be more likely than newer ones to contain or be made from such materials. Some of these properties include aboveground or underground storage tanks and associated piping. Some of them also include large electrical equipment filled with mineral oil, which may contain or previously have contained polychlorinated biphenyls (commonly known as PCBs). Our facilities and equipment are often situated close to or on property owned by others so that, if they are the source of contamination, other's property may be affected. For example, aboveground and underground transmission lines sometimes traverse properties that we do not own, and, at some of our transmission stations, transmission assets (owned or operated by us) and distribution assets (owned or operated by our transmission customers) are commingled.

Some properties in which we have an ownership interest or at which we operate are, and others are suspected of being, affected by environmental contamination. We are not aware of any claims pending or threatened against us with respect to environmental contamination, or of any investigation or remediation of contamination at any properties, that entail costs likely to materially affect us. Some facilities and properties are located near environmentally sensitive areas such as wetlands.

Claims have been made or threatened against electric utilities for bodily injury, disease or other damages allegedly related to exposure to electromagnetic fields associated with electricity transmission and distribution lines. While we do not believe that a causal link between electromagnetic field exposure and injury has been generally established and accepted in the scientific community, if such a relationship is established or accepted, the liabilities and costs imposed on our business could be significant. We are not aware of any claims pending or threatened against us for bodily injury, disease or other damages allegedly related to exposure to electromagnetic fields and electricity transmission and distribution lines that entail costs likely to have a material adverse effect on our results of operations, financial position or liquidity.

Filings Under the Securities Exchange Act of 1934

Our internet address is www.itc-holdings.com. You can access free of charge on our web site all of our reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports. These reports are available as soon as practicable after they are electronically filed with the SEC. Also on our web site are our:

- Corporate Governance Guidelines;
- Code of Business Conduct and Ethics; and
- Committee Charters for the Audit and Finance Committee, Compensation Committee and Nominating/Corporate Governance Committee.

We will also provide this information in print to any shareholder who requests it.

You may also read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington DC, 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address is http://www.sec.gov.

ITEM 1A. *RISK FACTORS.*

Risks Related to Our Business

Certain elements of our Regulated Operating Subsidiaries' cost recovery through rates can be challenged, which could result in lowered rates and/or refunds of amounts previously collected and thus have an adverse effect on our business, financial condition, results of operations and cash flows. We have also made certain commitments to federal and state regulators with respect to, among other things, our rates in connection with recent acquisitions (including the ITC Midwest acquisition) that could have an adverse effect on our business, financial condition, results of operations and cash flows.

Our Regulated Operating Subsidiaries provide transmission service under rates regulated by the FERC. The FERC has approved our Regulated Operating Subsidiaries' use of the rate setting formula under Attachment O, but it has not expressly approved the amount of actual capital and operating expenditures to be used in that formula. In addition, all aspects of our Regulated Operating Subsidiaries' rates approved by the FERC, including the Attachment O rate mechanism, ITCTransmission's, METC's and ITC Midwest's respective allowed 13.88%, 13.38% and 12.38% rates of return on the actual equity portion of their respective capital structures, and the data inputs provided by our Regulated Operating Subsidiaries for calculation of each year's rate, are subject to challenge by interested parties at the FERC in a proceeding under Section 206 of the FPA. If a challenger can establish that any of these aspects are unjust, unreasonable, unduly discriminatory or preferential, then the FERC will make appropriate prospective adjustments to them and/or disallow any of our Regulated Operating Subsidiaries' inclusion of those aspects in the rate setting formula. This could result in lowered rates and/or refunds of amounts collected after the date that a Section 206 challenge is filed.

In addition, the FERC's order approving our acquisition of METC was conditioned upon ITCTransmission and METC not recovering "merger-related costs" in their rates, as described in the order, unless a separate informational filing is submitted to the FERC. The informational filing, which could be challenged by interested parties, would need to identify those costs and show that such costs are outweighed by the benefits of the acquisition. Determinations by ITCTransmission or METC that expenses included in Attachment O for recovery are not acquisition related costs are also subject to challenge by interested parties at the FERC. If challenged at the FERC and ITCTransmission or METC fail to show that costs included for recovery are not merger-related, this also could result in lowered rates and/or refunds of amounts collected.

Under the FERC's order approving the ITC Midwest acquisition, ITC Midwest has agreed to a hold harmless commitment in which no acquisition premium will be recovered in rates, nor will ITC Midwest recover through transmission rates any transaction-related costs that exceed demonstrated transaction-related savings for a period of five years. If during the five year period ITC Midwest seeks to recover transaction-related costs through Attachment O, ITC Midwest must make an informational filing at the FERC that identifies the transaction-related costs sought to be recovered and demonstrates that those costs are exceeded by transaction-related savings. If challenged at the FERC and ITC Midwest fails to show that transaction-related costs included for recovery do not exceed transaction-related savings, ITC Midwest could be subject to lowered rates and/or refunds of amounts previously collected. Additionally, in Iowa and Minnesota, as part of the regulatory approval process, ITC Midwest committed not to recover the first $15.0 million in transaction-related costs under any circumstances.

In the Minnesota regulatory proceeding, ITC Midwest also agreed to build two construction projects intended to improve the reliability and efficiency of our electric transmission system. ITC Midwest agreed to use commercially reasonable efforts to complete these projects over the next two to four years. In the event ITC Midwest fails to meet these commitments, the allowed 12.38% rate of return on the actual equity portion of ITC Midwest's capital structure will be reduced to 10.39% under Attachment O until such time as it completes these projects. Any of the events described above could have an adverse effect on our business, financial condition, results of operations and cash flows.

Approval of the ITC Midwest acquisition by state regulatory authorities in Iowa and Minnesota has been appealed. If such proceedings are decided in a manner that is unfavorable to us, all or part of the orders approving the ITC Midwest acquisition in Iowa and Minnesota could be reversed, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In September 2007, the IUB issued an order declining to disapprove the ITC Midwest acquisition and terminating the review docket, and the ITC Midwest acquisition was accordingly deemed to be approved by operation of law upon the subsequent expiration in September 2007 of the prescribed statutory period. The IUB order recognized that regulatory approvals in other jurisdictions were required, and stated that material changes in the ITC Midwest acquisition imposed by such approvals could require the submission of a new proposal for IUB review if such changes materially altered the basis for the IUB order. On October 19, 2007, the Iowa Office of Consumer Advocate filed in the Iowa District Court for Polk County a petition for judicial review asking the court to reverse, vacate, and remand to the IUB the IUB's decision declining to disapprove the ITC Midwest acquisition. The case is scheduled for oral argument and final submission in May 2008, and thus the outcome of such case is unknown at this time. A decision by the District Court is expected in 2008, and is subject to appeal to the Supreme Court of Iowa. The Minnesota Office of the Attorney General has filed a Petition for Reconsideration and Request for Stay of the MPUC's December 18, 2007 approval of the ITC Midwest acquisition and the outcome of such proceeding is unknown at this time. The Attorney General's Petition is currently pending before the MPUC. At a meeting held on February 14, 2008, the MPUC granted the Petition for the Rehearing for the purpose of further considering the merits of the petition. There is currently no scheduled date for further decision by the MPUC. The decision of the MPUC, including resolution of the rehearing issue, is appealable to the Minnesota Court of Appeals. If such proceedings are decided in a manner that is unfavorable to us, all or part of the orders approving the ITC Midwest acquisition in Iowa and Minnesota could be reversed, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our Regulated Operating Subsidiaries' actual capital expenditures may be lower than planned, which would decrease expected rate base and therefore our revenues.

Each of our Regulated Operating Subsidiaries' rate base is determined in part by additions to property, plant and equipment when placed in service. We expect to pursue strategic development opportunities and make significant investments to improve the efficiency and reliability of the transmission grid. We expect ITCTransmission to invest approximately $1 billion in its system over the seven-year period beginning January 1, 2005. We expect METC to invest approximately $600 million in its system over the seven-year period beginning January 1, 2007. We expect ITC Midwest to invest approximately $1 billion over the seven to ten years beginning January 1, 2008 across its electric transmission system. These estimates of potential investment opportunities are based primarily on foreseeable transmission needs and general transmission construction costs, not necessarily on particular project cost estimates. In addition, as part of the regulatory proceedings approving the ITC Midwest acquisition, ITC Midwest has made several investment commitments relating to their transmission systems, including completing projects anticipated to cost at least $100 million over the next five years, dedicated to reducing transmission constraints, as well as investing at least an additional $250 million in other projects over the next five years. However, any investments we make in these initiatives could be significantly lower than the opportunities we are seeking to develop today. Reasons their capital expenditures and future capital expenditures of other subsidiaries may be lower than expected include, among others, the impact of weather conditions, union strikes, labor shortages, material and equipment prices and availability, our ability to obtain financing for such expenditures, if necessary, limitations on the amount of construction that can be undertaken on our system at any one time or regulatory approvals for reasons relating to environmental, siting, regional planning, cost recovery and other issues or as a result of legal proceedings and variances between estimated and actual costs of construction contracts awarded. Our ability to engage in construction projects resulting from pursuing these initiatives is also subject to significant uncertainties, including the factors discussed above, and will depend on obtaining any necessary regulatory and other approvals for the project and for us to initiate construction, our achieving status as the builder of the project in some circumstances and other factors. Therefore, we cannot assure you as to the actual level of investment we may achieve as a result of these potential strategic development opportunities. If our Regulated Operating Subsidiaries' capital expenditures and the resulting in-service property, plant and equipment are lower than anticipated for any reason, our Regulated Operating Subsidiaries will have a lower than anticipated rate base thus causing their revenue requirements and future earnings to be potentially lower than anticipated.

The regulations to which we are subject may limit our ability to raise capital and/or pursue acquisitions, development opportunities or other transactions or may subject us to liabilities.

Each of our Regulated Operating Subsidiaries is a "public utility" under the FPA and, accordingly, is subject to regulation by the FERC. Approval of the FERC is required under Section 203 of the FPA for a disposition or acquisition of regulated public utility facilities, either directly or indirectly through a holding company. Such approval may also be required to acquire securities in a public utility. Section 203 of the FPA also provides the FERC with explicit authority over utility holding companies' purchases or acquisitions of, and mergers or consolidations with, a public utility. Finally, each of our Regulated Operating Subsidiaries must also seek approval by the FERC under Section 204 of the FPA for issuances of its securities.

In addition, we are subject to state and/or local regulations relating to, among other things, facility siting. If we fail to comply with these local regulations, we may incur liabilities for such failure.

Changes in federal energy laws, regulations or policies could impact cash flows and could reduce the dividends we may be able to pay our stockholders.

Attachment O, the rate formula mechanism used by our Regulated Operating Subsidiaries to calculate their respective annual revenue requirements, will be used by our Regulated Operating Subsidiaries for that purpose until and unless the FERC determines that such rate formula is unjust and unreasonable or that another mechanism is more appropriate. Such determinations could result from challenges initiated at the FERC by interested parties, by the FERC on its own initiative in a proceeding under Section 206 of the FPA or by a successful application initiated by ITCTransmission, METC or ITC Midwest under Section 205 of the FPA. Although transmission costs constitute a relatively small portion of end-use consumers' overall electricity costs, end-use consumers and entities supplying electricity to end-use consumers may attempt to influence government and/or regulators to change the rate setting methodologies that apply to our Regulated Operating Subsidiaries, particularly if rates for delivered electricity increase substantially.

Each of our Regulated Operating Subsidiaries is regulated by the FERC as a "public utility" under the FPA and is a transmission owner in MISO. We cannot predict whether the approved rate methodologies for ITCTransmission, METC or ITC Midwest will be changed. In addition, the U.S. Congress periodically considers enacting energy legislation that could shift new responsibilities to the FERC, modify provisions of the FPA or provide the FERC or another entity with increased authority to regulate transmission matters. We cannot predict whether, and to what extent, our Regulated Operating Subsidiaries may be affected by any such changes in federal energy laws, regulations or policies in the future.

If the network load or point-to-point transmission service on our Regulated Operating Subsidiaries' transmission systems is lower than expected, the timing of collection of our revenues would be delayed.

If the network load on our Regulated Operating Subsidiaries' transmission systems is lower than expected due to weather, a weak economy, changes in the nature or composition of the transmission grids of our Regulated Operating Subsidiaries and surrounding areas, poor transmission quality of neighboring transmission systems, or for any other reason, the timing of the collection of our revenue requirement would likely be delayed until such circumstances are adjusted through the true-up mechanism in our Regulated Operating Subsidiaries' formula rate mechanism.

Each of our Regulated Operating Subsidiaries depends on its primary customer for a substantial portion of its revenues, and any material failure by those primary customers to make payments for transmission services would adversely affect our revenues and our ability to service our debt obligations and affect our ability to pay dividends.

ITCTransmission derives a substantial portion of its revenues from the transmission of electricity to Detroit Edison's local distribution facilities. Payments from Detroit Edison, billed by MISO, constituted approximately 90.3% of ITCTransmission's total operating revenues for the year ended December 31, 2007 and are expected to constitute the majority of ITCTransmission's revenues for the foreseeable future. Detroit Edison is rated BBB/stable and Baa1/stable by Standard & Poor's Ratings Services and Moody's Investors Services, Inc., respectively. Similarly, Consumers Energy accounted for approximately 82.5% of METC's revenues for the year ended December 31, 2007, and is expected to constitute the majority of METC's revenues for the foreseeable future. Consumers Energy is rated BBB-/stable and Baa1/stable by Standard & Poor's Ratings Services and Moody's Investors Service, Inc., respectively. Further, IP&L is ITC Midwest's primary electric transmission service customer and is expected to constitute the majority of ITC Midwest's revenues for the foreseeable future. IP&L is rated BBB+/stable and A3/stable by Standard & Poor's Ratings Services and Moody's Investors Service, Inc., respectively. Any material failure by Detroit Edison, Consumers Energy or IP&L to make payments for transmission services would adversely affect our revenues and our ability to service our debt obligations and could reduce the dividends we may be able to pay our stockholders.

METC does not own the majority of the land on which its transmission assets are located. Additionally, a significant amount of the land on which ITCTransmission's and ITC Midwest's assets are located is subject to easements, mineral rights and other similar encumbrances and a significant amount of ITCTransmission's and ITC Midwest's other property consists of

easements. As a result, our Regulated Operating Subsidiaries must comply with the provisions of various easements, mineral rights and other similar encumbrances, which may adversely impact their ability to complete construction projects in a timely manner.

METC does not own the majority of the land on which its electric transmission assets are located. Instead, under the provisions of an Easement Agreement with Consumers Energy, METC pays annual rent of $10.0 million to Consumers Energy in exchange for rights-of-way, leases, fee interests and licenses which allow METC to use the land on which its transmission lines are located. Under the terms of the Easement Agreement, METC's easement rights could be eliminated if METC fails to meet certain requirements, such as paying contractual rent to Consumers Energy in a timely manner. Additionally, a significant amount of the land on which ITCTransmission's and ITC Midwest's assets are located is subject to easements, mineral rights and other similar encumbrances and a significant amount of ITCTransmission's and ITC Midwest's other property consists of easements. As a result, they must comply with the provisions of various easements, mineral rights and other similar encumbrances, which may adversely impact their ability to complete their construction projects in a timely manner.

Deregulation and/or increased competition may adversely affect our Regulated Operating Subsidiaries' customers, or Detroit Edison's, Consumers Energy's and IP&L's customers, which in turn may reduce our revenues.

The business of ITCTransmission's and METC's primary customers is subject to regulation that has undergone substantial change in accordance with Michigan Public Act 141 of 2000, which mandates the implementation of retail access, as well as changes in federal regulatory requirements. The utility industry has also been undergoing dramatic structural change for several years, resulting in increasing competitive pressures on electric utility companies, such as Detroit Edison, Consumers Energy and IP&L. The manufacturing sector in Detroit Edison's, Consumers Energy's and IP&L's service territories has also been subject to increasing competitive pressures. As a result, demand for electricity transmission service by manufacturing companies in our Regulated Operating Subsidiaries' service territories may be negatively impacted. These factors may create greater risks to the stability of Detroit Edison's, Consumers Energy's and IP&L's revenues and may affect Detroit Edison's, Consumers Energy's and IP&L's ability to make payments for transmission service to MISO and thus to ITCTransmission, METC and ITC Midwest, which would adversely affect our financial condition and results of operations which, in turn, could affect our ability to meet our debt obligations and could reduce the dividends we may be able to pay our stockholders.

Hazards associated with high-voltage electricity transmission may result in suspension of our Regulated Operating Subsidiaries' operations or the imposition of civil or criminal penalties.

The operations of our Regulated Operating Subsidiaries are subject to the usual hazards associated with high-voltage electricity transmission, including explosions, fires, inclement weather, natural disasters, mechanical failure, unscheduled downtime, equipment interruptions, remediation, chemical spills, discharges or releases of toxic or hazardous substances or gases and other environmental risks. The hazards can cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties. We maintain property and casualty insurance, but we are not fully insured against all potential hazards incident to our business, such as damage to poles, towers and lines or losses caused by outages.

Our Regulated Operating Subsidiaries are subject to environmental regulations and to laws that can give rise to substantial liabilities from environmental contamination.

The operations of our Regulated Operating Subsidiaries are subject to federal, state and local environmental laws and regulations, which impose limitations on the discharge of pollutants into the environment, establish standards for the management, treatment, storage, transportation and disposal of hazardous materials and of solid and hazardous wastes, and impose obligations to investigate and remediate contamination in certain circumstances. Liabilities to investigate or remediate contamination, as well as other liabilities concerning hazardous materials or contamination such as claims for personal injury or property damage, may arise at many locations, including formerly owned or operated properties and sites where wastes have been treated or disposed of, as well as at properties currently owned or operated by our Regulated Operating Subsidiaries. Such liabilities may arise even where the contamination does not result from noncompliance with applicable environmental laws. Under a number of environmental laws, such liabilities may also be joint and several, meaning that a party can be held responsible for more than its share of the liability involved, or even the entire share. Environmental requirements generally have become more stringent in recent years, and compliance with those requirements more expensive.

ITCTransmission and METC have incurred expenses in connection with environmental compliance, and we anticipate that each will continue to do so in the future. Failure to comply with the extensive environmental laws and regulations applicable to each could result in significant civil or criminal penalties and remediation costs. Our Regulated Operating Subsidiaries' assets and operations also involve the use of materials classified as hazardous, toxic, or otherwise dangerous. Some of our Regulated Operating Subsidiaries' facilities and properties are located near environmentally sensitive areas such as wetlands and habitats of endangered or threatened species. In addition, certain properties in which ITCTransmission has an ownership interest or at which our Regulated Operating Subsidiaries operate are, and others are suspected of being, affected by environmental contamination. Compliance with these laws and regulations, and liabilities concerning contamination or hazardous materials, may adversely affect our costs and, therefore, our business, financial condition and results of operations.

In addition, claims have been made or threatened against electric utilities for bodily injury, disease or other damages allegedly related to exposure to electromagnetic fields associated with electricity transmission and distribution lines. We cannot assure you that such claims will not be asserted against us or that, if determined in a manner adverse to our interests, would not have a material adverse effect on our business, financial condition and results of operations.

Our Regulated Operating Subsidiaries are subject to various regulatory requirements. Violations of these requirements, whether intentional or unintentional, may result in penalties that, under some circumstances, could have a material adverse effect on our results of operations, financial condition and cash flows.

Our Regulated Operating Subsidiaries are required to comply with various regulations, including reliability standards established by the NERC, which acts as the nation's Electric Reliability Organization approved by the FERC in accordance with Section 215 of the FPA. These standards address operation and planning of the bulk power system, including requirements in respect of real-time transmission operations, emergency operations, vegetation management and personnel training. Failure to comply with these requirements can result in monetary penalties as well as non-monetary sanctions. Monetary penalties vary based on an assigned risk factor for each potential violation, the severity of the violation and various other circumstances, such as whether the violation was intentional or concealed, whether there are repeated violations, the degree of the violator's cooperation in investigating and remediating the violation and the presence of a compliance program. Penalty amounts range from $1,000 to a maximum of $1.0 million per day, depending on the severity of the violation. Non-monetary sanctions include potential limitations on the violator's activities or operation and placing the violator on a watchlist for major violators. Despite our best efforts to comply and the implementation of a compliance program intended to ensure reliability, there can be no assurance that violations will not occur that would result in material penalties or sanctions. If any of our operating subsidiaries were to violate the NERC reliability standards, even unintentionally, in any material way, any penalties or sanctions imposed against us could have a material adverse effect on our results of operations, financial condition and cash flows.

Acts of war, terrorist attacks and threats or the escalation of military activity in response to such attacks or otherwise may negatively affect our business, financial condition and results of operations.

Acts of war, terrorist attacks and threats or the escalation of military activity in response to such attacks or otherwise may negatively affect our business, financial condition and results of operations in unpredictable ways, such as increased security measures and disruptions of markets. Strategic targets, such as energy related assets, including, for example, our Regulated Operating Subsidiaries' transmission facilities and Detroit Edison's, Consumers Energy's and IP&L's generation and distribution facilities, may be at risk of future terrorist attacks. In addition to the increased costs associated with heightened security requirements, such events may have an adverse effect on the economy in general. A lower level of economic activity could result in a decline in energy consumption, which may adversely affect our business, financial condition and results of operations.

Risks Related to ITC Midwest's acquisition of IP&L's electric transmission assets

The purchase price for IP&L's electric transmission assets is subject to adjustment and, therefore, the final purchase price cannot be determined at this time.

Under the asset sale agreement relating to the ITC Midwest acquisition, the purchase price for the assets we acquired from IP&L was $783.1 million. However, the purchase price can be adjusted until six months after the acquisition. Such adjustment will depend primarily on the amounts of net transmission plant investment (including construction work in progress) and net liabilities transferred to ITC Midwest at closing. As a result, it is not yet possible to ascertain the final purchase price. At December 31, 2007, we have recorded $5.4 million of estimated additional purchase price.

We may encounter difficulties integrating IP&L's electric transmission assets into our business and may not fully attain or retain, or achieve within a reasonable time frame, expected strategic objectives and other expected benefits of the ITC Midwest acquisition.

We expect to realize strategic and other benefits as a result of the ITC Midwest acquisition. Our ability to realize these benefits or successfully integrate IP&L's electric transmission assets into our business, however, is subject to certain risks and uncertainties, including, among others:

- the challenges of separating IP&L's electric transmission assets into stand-alone ownership by ITC Midwest and integrating these assets with our business;
- the costs of integrating IP&L's electric transmission assets may be higher than we expect and may require more resources, capital expenditures and management attention than anticipated;
- delay of capital investments in IP&L's transmission system due to uncertainty around the timing of procurement of construction materials;
- employees important to the operation of IP&L's electric transmission assets may decide not to continue to be employed by us; and
- we may be unable to anticipate or manage risks that are unique to the historical business of IP&L's electric transmission assets, including those related to its workforce, customer demographics and information systems.

Our failure to manage these risks, or other risks related to the ITC Midwest acquisition that are not presently known to us, could prevent us from realizing the expected benefits of the acquisition and also may have a material adverse effect on our results of operations and financial condition, which could cause the value of our common stock to decline.

If one or both of ITC Midwest's operating agreements with IP&L and ATC were terminated early, ITC Midwest may face a shortage of labor or replacement contractors to provide the services formerly provided by IP&L and ATC.

ITC Midwest has negotiated certain operating service contracts with IP&L and ATC that govern the operation of its transmission system. The Transition Services Agreement with IP&L identifies the transmission corporate administration services, the construction and maintenance services, the engineering services and the system operations services related to the 34.5 kV transmission system that IP&L is required to provide to ITC Midwest. Under the Operating Agreement with ATC, ATC will provide operations services for a portion of the ITC Midwest transmission system operating at 69 kV and above. The Transition Services Agreement will remain in effect for one year, with the option to extend the agreement for up to four additional six-month periods, or until terminated by mutual agreement of the parties unless earlier terminated pursuant to its terms. The Operating Agreement with ATC will remain in effect until May 1, 2009 unless earlier terminated pursuant to its terms. While these agreements are in place, ITC Midwest plans to hire and train its own employees and to begin contracting with other non-utility owning vendors to provide these services with the eventual goal of replacing IP&L and ATC entirely. If the FERC were to terminate either of these agreements prematurely, or prohibit their renewal, or if these agreements were terminated or failed to be renewed for any other reason at any time when ITC Midwest is unprepared for such termination, ITC Midwest may face difficulty finding a qualified replacement work force to provide such services.

Our pro forma financial information is not necessarily representative of the results we would have achieved and does not purport to represent what our consolidated results of operations would have been had ITC Midwest's acquisition of the electric transmission business of IP&L occurred on the dates presented.

Our pro forma financial information is not necessarily representative of the results we would have achieved and does not purport to represent what our consolidated results of operations would have been had ITC Midwest's acquisition of the electric transmission business of IP&L occurred on the dates presented in Note 4 to the consolidated financial statements, or to project what they might be in any future period, due primarily to the following limitations and uncertainties relating to the basis for and preparation of that information.

Full financial statements for the electric transmission business of IP&L are not available.

As permitted by generally accepted accounting principles and the applicable rules of the SEC, we used the historical Statements of Revenues and Direct Expenses of the electric transmission business of IP&L to develop the pro forma financial information included in this report. These are not full financial statements but were prepared on a carve-out basis and represent the acquired assets and assumed liabilities in the acquisition, and have been prepared using a format permitted by the SEC in satisfaction of Rule 3-05 of Regulation S-X. Prior to ITC Midwest's acquisition, the electric transmission business of IP&L was a component of IP&L's integrated electric operations included within IP&L's utility operations. IP&L's electric transmission business had no separate legal status. Preparation of full financial statements was therefore impracticable because the business was being carved out of the larger integrated electric operations of IP&L. IP&L had not accounted for the business as a separate entity, subsidiary, division, or segment of IP&L's operations, IP&L had not managed the electric transmission business as a stand-alone business, and IP&L had not maintained separate stand-alone financial statements for the business.

IP&L's electric transmission business has no operating history as a stand-alone business. Therefore, its historical financial information is not necessarily representative of the results we would have achieved during the periods presented as a stand-alone company and may not be a reliable indicator of our future results.

The historical financial information used to develop pro forma financial information does not reflect the financial results of operations we would have achieved during the periods presented or those results we will achieve in the future. This is primarily a result of the following factors:

- The historical financial results of IP&L's electric transmission business reflects allocations of corporate expenses from IP&L. Those allocations may be different from the comparable expenses we would have incurred had the acquired electric transmission assets been operated as a stand-alone business due to a number of factors, including the likelihood that we will not be able to realize the benefits of operating as an integrated utility achieved by IP&L. Additionally, the historical financial results of IP&L's electric transmission business exclude certain items, such as the allowance for equity funds used during construction.
- Significant changes may occur in the cost structure, management, financing and business operations of the electric transmission assets ITC Midwest acquired from IP&L as a result of having to operate as a subsidiary of ITC Holdings. These changes could result in increased costs associated with the loss of synergies, stand-alone costs for services currently provided by IP&L, and the need for additional personnel to perform services currently provided by IP&L and ATC. In addition, we have negotiated certain operating contracts with IP&L and ATC that govern operation of the transmission system for at least 12 months from the closing date of the acquisition.
- The ratemaking principles applicable to IP&L differ in certain respects from those used by the FERC, which regulates ITC Midwest. IP&L's retail electric base rates in Iowa and Minnesota were based on historical test years with IP&L's retail electric base rates developed using a cost-of-service approach. The cost-of-service approach was used to develop IP&L's revenue requirement which was comprised of operating expenses (direct and indirect), depreciation, taxes, interest, and a rate-of-return allowance on IP&L's investment in rate base assets. Therefore, to prepare financial data for IP&L's electric transmission business, a portion of these expenses was allocated across IP&L's operations. The ratemaking principles used by IP&L's state regulators differ in certain respects from those used by the FERC, which regulates ITC Midwest. Accordingly, the electric transmission revenues used to develop pro forma financial information are not indicative of revenues that we may earn.

In reviewing our pro forma financial information included in Note 4 to the consolidated financial statements, we urge you to carefully consider the basis on which said information was prepared and presented.

For an additional risk related to the ITC Midwest acquisition, see "Risk Factors — Risks Related to our Business — Approval of the ITC Midwest acquisition by state regulatory authorities in Iowa and Minnesota has been appealed. If such proceedings are decided in a manner that is unfavorable to us, all or part of the orders approving the ITC Midwest acquisition in Iowa and Minnesota could be reversed, which could have a material adverse effect on our business, financial condition, results of operations and cash flows."

Risks Related to Our Structure

ITC Holdings is a holding company with no operations, and unless we receive dividends or other payments from our subsidiaries, we will be unable to pay dividends and fulfill our other cash obligations.

As a holding company with no business operations, ITC Holdings' assets consist primarily of the stock and membership interests in our Regulated Operating Subsidiaries and any other subsidiaries ITC Holdings may have, deferred tax assets relating primarily to federal income tax NOLs and cash on hand. Our only sources of cash to pay dividends to our stockholders are dividends and other payments received by us from time to time from our Regulated Operating Subsidiaries and any other subsidiaries we may have and the proceeds raised from the sale of our debt and equity securities. Each of our Regulated Operating Subsidiaries, however, is legally distinct from us and has no obligation, contingent or otherwise, to make funds available to us for the payment of dividends to ITC Holdings' stockholders or otherwise. The ability of each of our Regulated Operating Subsidiaries and any other subsidiaries we may have to pay dividends and make other payments to us is subject to, among other things, the availability of funds, after taking into account capital expenditure requirements, the terms of its indebtedness, applicable state laws and regulations of the FERC and the FPA. While we currently intend to continue to pay quarterly dividends on our common stock, we have no obligation to do so. The payment of dividends is within the absolute discretion of our board of directors and will depend on, among other things, our results of operations, working capital requirements, capital expenditure requirements, financial condition, contractual restrictions, anticipated cash needs and other factors that our board deems relevant.

Risks Relating to Our Financial Leverage

We are highly leveraged and our dependence on debt may limit our ability to fulfill our debt obligations and/or to obtain additional financing.

We are highly leveraged. As of December 31, 2007, we had approximately $2.2 billion of consolidated indebtedness, consisting of various outstanding debt securities and borrowings under various credit facilities. In addition, we had a total of $290.0 million in revolving credit facility commitments at December 31, 2007. This capital structure can have several important consequences, including, but not limited to, the following:

- If future cash flows are insufficient, we may not be able to make principal or interest payments on our debt obligations, which could result in the occurrence of an event of default under one or more of those debt instruments.

- If future cash flows are insufficient, we may need to incur further indebtedness in order to make the capital expenditures and other expenses or investments planned by us.

- Our indebtedness will have the general effect of reducing our flexibility to react to changing business and economic conditions insofar as they affect our financial condition and, therefore, may pose substantial risk to our shareholders. A substantial portion of the dividends and payments in lieu of taxes we receive from our Regulated Operating Subsidiaries will be dedicated to the payment of interest on our indebtedness, thereby reducing the funds available for the payment of dividends on our common stock.

- In the event that we are liquidated, any of our senior or subordinated creditors and any senior or subordinated creditors of our subsidiaries will be entitled to payment in full prior to any distributions to the holders of shares of our common stock.

- Our revolving credit facilities mature in March 2012 for ITC Holdings, ITCTransmission and METC and in January 2013 for ITC Midwest. Our ability to secure additional financing prior to or after that time, if needed, may be substantially restricted by the existing level of our indebtedness and the restrictions contained in our debt instruments.

We may incur substantial indebtedness in the future. The incurrence of additional indebtedness would increase the leverage-related risks described here.

Certain provisions in our debt instruments limit our financial flexibility.

Our debt instruments include senior notes, secured notes, first mortgage bonds and revolving credit facilities containing numerous financial and operating covenants that place significant restrictions on, among other things, our ability to:

- incur additional indebtedness;

- engage in sale and lease-back transactions;

- create liens or other encumbrances;

- enter into mergers, consolidations, liquidations or dissolutions, or sell or otherwise dispose of all or substantially all of our assets;
- create and acquire subsidiaries; and
- pay dividends or make distributions on our and ITCTransmission's capital stock and METC's and ITC Midwest's member capital.

The revolving credit facilities, METC's senior secured notes and ITC Holdings' senior notes require us to meet certain financial ratios. Our ability to comply with these and other requirements and restrictions may be affected by changes in economic or business conditions, results of operations or other events beyond our control. A failure to comply with the obligations contained in any of our debt instruments could result in acceleration of the related debt and the acceleration of debt under other instruments evidencing indebtedness that may contain cross-acceleration or cross-default provisions.

Adverse changes in our credit ratings may negatively affect us.

Our ability to access capital markets is important to our ability to operate our business. Increased scrutiny of the energy industry and the impact of regulation, as well as changes in our financial performance could result in credit agencies reexamining our credit ratings. A downgrade in our credit ratings could restrict or discontinue our ability to access capital markets at attractive rates and increase our borrowing costs. A rating downgrade could also increase the interest we pay under our revolving credit facilities.

ITC Holdings' public offering in October 2006 caused us to undergo an "ownership change" for purposes of Section 382 of the Internal Revenue Code of 1986, as amended (the "Code") which will limit the amount of our federal income tax NOLs that we may use to reduce our tax liability in a given period.

As of December 31, 2007, we have estimated federal income tax NOLs of $116.4 million. These federal income tax NOLs may be used to offset future taxable income and thereby reduce our U.S. federal income taxes otherwise payable. Section 382 of the Code imposes an annual limit on the ability of a corporation that undergoes an "ownership change" to use its federal income tax NOLs to reduce its tax liability. As a result of the ownership change in October 2006, we are not able to use our pre-ownership change federal income tax NOLs in excess of the limitation imposed by Section 382 for each annual period. Included in the total federal income tax NOLs above are approximately $38.5 million of federal income tax NOLs included in our 2006 consolidated tax return for the entities acquired in the METC acquisition. We will be subject to annual limitations on the use of such federal income tax NOLs as a result of the acquisition of all of the indirect ownership interests in METC by us, as well as limitations resulting from prior transactions by the acquired entities. We have not recorded a valuation allowance relating to our federal income tax NOLs. In the event it becomes more likely than not that any portion of the federal income tax NOLs will expire unused, we would be required to recognize an expense to establish a valuation allowance in the period in which the determination is made. If the expense is significant, it could have a material adverse effect on our results of operations.

Provisions in our Articles of Incorporation and bylaws, Michigan corporate law and our debt agreements may impede efforts by our shareholders to change the direction or management of our company.

Our Articles of Incorporation and bylaws contain provisions that might enable our management to resist a proposed takeover. These provisions could discourage, delay or prevent a change of control or an acquisition at a price that our shareholders may find attractive. These provisions also may discourage proxy contests and make it more difficult for our shareholders to elect directors and take other corporate actions. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

- a requirement that special meetings of our shareholders may be called only by our board of directors, the chairman of our board of directors, our president or the holders of a majority of the shares of our outstanding common stock;
- advance notice requirements for shareholder proposals and nominations; and
- the authority of our board to issue, without shareholder approval, common or preferred stock, including in connection with our implementation of any shareholders rights plan, or "poison pill."

In addition, our revolving credit agreements provide that a change in a majority of ITC Holdings' board of directors that is not approved by the current ITC Holdings directors or acquiring beneficial ownership of 35% or more of ITC Holdings outstanding common shares will constitute a default under those agreements.

Provisions in our Articles of Incorporation restrict market participants from voting or owning 5% or more of the outstanding shares of our capital stock.

ITCTransmission was granted favorable rate treatment by the FERC based on its independence from market participants. The FERC defines a "market participant" to include any person or entity that, either directly or through an affiliate, sells or brokers electricity, or provides ancillary services to MISO. An affiliate, for these purposes, includes any person or entity that directly or indirectly owns, controls or holds with the power to vote 5% or more of the outstanding voting securities of a market participant. To help ensure that we and our subsidiaries will remain independent of market participants, our Articles of Incorporation impose certain restrictions on the ownership and voting of shares of our capital stock by market participants. In particular, the Articles of Incorporation provide that we are restricted from issuing any shares of capital stock or recording any transfer of shares if the issuance or transfer would cause any market participant, either individually or together with members of its "group" (as defined in SEC beneficial ownership rules), to beneficially own 5% or more of any class or series of our capital stock. Additionally, if a market participant, together with its group members, acquires beneficial ownership of 5% or more of any series of the outstanding shares of our capital stock, such market participant or any shareholder who is a member of a group including a market participant will not be able to vote or direct or control the votes of shares representing 5% or more of any series of our outstanding capital stock. Finally, to the extent a market participant, together with its group members, acquires beneficial ownership of 5% or more of the outstanding shares of any series of our capital stock, our Articles of Incorporation allow our board of directors to redeem any shares of our capital stock so that, after giving effect to the redemption, the market participant, together with its group members, will cease to beneficially own 5% or more of that series of our outstanding capital stock.

Future sales of our shares could depress the market price of our common stock.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

As of December 31, 2007, we had approximately 42,916,852 shares of common stock outstanding. Of those shares, 40,281,843 shares, were freely tradable. Approximately 2,635,009 shares outstanding as of December 31, 2007 are eligible for resale from time to time, subject to the contractual restrictions on sales referred to above and to the volume, manner of sale and other conditions of Rule 144.

In addition, as of December 31, 2007, 1,105,092 shares were available for future issuance under our 2003 Stock Purchase and Option Plan, Employee Stock Purchase Plan and 2006 Long Term Incentive Plan, including 2,503,272 shares issuable upon the exercise of outstanding stock options, of which 1,364,826 were vested. In the future, we may issue our common stock in connection with investments or repayment of our debt. The amount of such common stock issued could constitute a material portion of our then outstanding common stock.

ITEM 1B. *UNRESOLVED STAFF COMMENTS.*

None.

ITEM 2. *PROPERTIES.*

Our Regulated Operating Subsidiaries' transmission facilities are located in the lower peninsula of Michigan and portions of Iowa, Minnesota, Illinois and Missouri, and have agreements with other utilities for the joint ownership of specific substations and transmission lines. See Note 17 to the consolidated financial statements.

ITCTransmission owns the assets of a transmission system and related assets, including:

- approximately 2,700 circuit miles of overhead and underground transmission lines rated at voltages of 120 kV to 345 kV;
- approximately 17,000 transmission towers and poles;
- station assets, such as transformers and circuit breakers, at 155 stations and substations which either interconnect our transmission facilities or connect ITCTransmission's facilities with generation or distribution facilities owned by others;
- other transmission equipment necessary to safely operate the system (e.g., switching stations, breakers and metering equipment);
- associated land held in fee, rights of way and easements;
- an approximately 188,000 square feet corporate headquarters facility and operations control room that is currently under construction in Novi, Michigan and is expected to be completed in March 2008, including furniture, fixtures and office equipment;
- certain assets contained in an approximately 38,000 square feet leased office building in Novi, Michigan. The lease expires May 31, 2008. These assets consist primarily of a back-up transmission operations control room, furniture, fixtures and office equipment; and
- an approximately 40,000 square feet facility in Ann Arbor, Michigan which provides control area and real time operational services for ITCTransmission and METC.

ITCTransmission's First Mortgage Bonds are issued under ITCTransmission's First Mortgage and Deed of Trust. As a result, the bondholders have the benefit of a first mortgage lien on substantially all of ITCTransmission's property.

METC owns the assets of a transmission system and related assets, including:

- approximately 5,400 circuit miles of overhead transmission lines rated at voltages of 138 kV to 345 kV;
- approximately 44,000 transmission towers and poles;
- station assets, such as transformers and circuit breakers, at 81 stations and substations which either interconnect our transmission facilities or connect METC's facilities with generation or distribution facilities owned by others; and
- other transmission equipment necessary to safely operate the system (e.g., switching stations, breakers and metering equipment).

Amounts borrowed under METC's revolving credit facility are secured by a first priority security interest on all of METC's assets through the issuance of senior secured bonds, collateral series, under METC's first mortgage indenture and the second supplemental indenture thereto.

METC does not own the majority of the land on which its assets are located, but under the provisions of its Easement Agreement with Consumers Energy, METC has an easement to use the land, rights-of-way, leases and licenses in the land on which its transmission lines are located that are held or controlled by Consumers Energy. See "Item 1 Business — Operating Contracts — METC — Amended and Restated Easement Agreement."

ITC Midwest owns the assets of a transmission system and related assets, including:

- approximately 6,800 miles of transmission lines rated at voltages of 34.5kV to 345kV;
- transmission towers and poles;
- station assets, such as transformers and circuit breakers, at approximately 300 stations and substations which either interconnect ITC Midwest's transmission facilities or connect ITC Midwest's facilities with generation or distribution facilities owned by others;
- other transmission equipment necessary to safely operate the system (e.g., switching stations, breakers and metering equipment); and
- associated land held in fee, rights of way and easements.

ITC Midwest's First Mortgage Bonds were issued in January 2008 under ITC Midwest's First Mortgage and Deed of Trust. As a result, the bondholders have the benefit of a first mortgage lien on substantially all of ITC Midwest's property.

The assets of our Regulated Operating Subsidiaries are suitable for electricity transmission and adequate for the electricity demand in our service territory. We prioritize capital spending based in part on meeting reliability standards within the industry. This includes replacing and upgrading existing assets as needed.

ITEM 3. *LEGAL PROCEEDINGS.*

We are involved in certain legal proceedings from time to time before various courts, governmental agencies, and mediation panels concerning matters arising in the ordinary course of business. These proceedings include certain contract disputes, regulatory matters, and pending judicial matters. We cannot predict the final disposition of such proceedings. We regularly review legal matters and record provisions for claims that are considered probable of loss. The resolution of pending proceedings is not expected to have a material effect on our operations or financial statements in the period they are resolved.

Refer to Note 18 to the consolidated financial statements for pending litigation.

ITEM 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.*

None.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.*

Stock Price and Dividends

Our common stock has traded on the NYSE since July 26, 2005 under the symbol "ITC". Prior to that time, there was no public market for our stock. As of February 22, 2008, there were approximately 406 shareholders of record of our common stock.

The following tables set forth the high and low sales price per share of the common stock for each full quarterly period in 2007 and 2006, as reported on the NYSE and the cash dividends per share paid during the periods indicated.

Year Ended December 31, 2007	High	Low	Dividends
Quarter ended December 31, 2007	$58.58	$46.24	$0.2900
Quarter ended September 30, 2007	$51.39	$40.40	$0.2900
Quarter ended June 30, 2007	$46.42	$39.38	$0.2750
Quarter ended March 31, 2007	$45.12	$37.90	$0.2750

Year Ended December 31, 2006	High	Low	Dividends
Quarter ended December 31, 2006	$41.21	$31.01	$0.2750
Quarter ended September 30, 2006	$34.50	$26.39	$0.2750
Quarter ended June 30, 2006	$27.31	$24.50	$0.2625
Quarter ended March 31, 2006	$29.10	$25.29	$0.2625

The declaration and payment of dividends is subject to the discretion of ITC Holdings' board of directors and depends on various factors, including our net income, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors. As a holding company with no business operations, ITC Holdings' assets consist primarily of the common stock of ITCTransmission, ownership interests in METC and ITC Midwest, ownership interests of our other subsidiaries, deferred tax assets relating primarily to federal income tax NOLs and cash. ITC Holdings' material cash inflows are only from dividends and other payments received from time to time from its subsidiaries and the proceeds raised from the sale of debt and equity securities. ITC Holdings may not be able to access cash generated by its subsidiaries in order to pay dividends to shareholders. The ability of ITC Holdings' subsidiaries to make dividend and other payments to ITC Holdings is subject to the availability of funds after taking into account the subsidiaries' funding requirements, the terms of the subsidiaries' indebtedness, the regulations of the FERC under FPA, and applicable state laws. The debt agreements to which ITC Holdings, ITCTransmission, METC and ITC Midwest are parties contain numerous financial covenants that could limit ITC Holdings' ability to pay dividends, as well as covenants that prohibit ITC Holdings from paying dividends if we are in default under our revolving credit facilities. Further, each of ITCTransmission, METC, ITC Midwest and each other subsidiary is legally distinct from ITC Holdings and has no obligation, contingent or otherwise, to make funds available to us.

If and when ITC Holdings pays a dividend on its common stock, pursuant to our special bonus plans for executives and non-executive employees, amounts equivalent to the dividend may be paid to the special bonus plan participants, if approved by the compensation committee. We currently expect these amounts to be paid upon the declaration of dividends on ITC Holdings' common stock.

The board of directors intends to increase the dividend rate from time to time as necessary for the yield to remain competitive, subject to prevailing business conditions, applicable restrictions on dividend payments and the availability of capital resources.

The transfer agent for the common stock is Computershare Trust Company, N.A., P.O. Box 43078 Providence, RI 02940-3078.

In addition, the information contained in the Equity Compensation table under "Item 12 — Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" of this report is incorporated herein by reference.

Stock Repurchases

There were no stock repurchases for the quarter ended December 31, 2007.

ITEM 6. *SELECTED FINANCIAL DATA.*

The following table sets forth our selected historical financial data and the selected historical financial data of ITCTransmission's business prior to its acquisition by ITC Holdings from DTE Energy on February 28, 2003 ("Predecessor ITCTransmission") for the periods indicated. On July 19, 2005, ITC Holdings affected an approximately 3.34-for-one stock split. All amounts and values of common shares and options and per share data in the accompanying financial information have been retroactively adjusted to give effect to the stock split.

From June 1, 2001 until February 28, 2003, Predecessor ITCTransmission was operated as a subsidiary of DTE Energy. We acquired the outstanding ownership interests of Predecessor ITCTransmission from DTE Energy on February 28, 2003 and accounted for the acquisition as a purchase. We adopted certain accounting policies and methods which differ from those followed by Predecessor ITCTransmission prior to the acquisition. Neither Predecessor ITCTransmission's two-month period ended February 28, 2003 nor the period from February 28, 2003 through December 31, 2003 is reflective of the twelve-month year of operations and, accordingly, neither of such periods individually is directly comparable to the results of operations for the years ended December 31, 2007, 2006, 2005 or 2004.

The selected financial data presented below should be read together with our consolidated financial statements and the notes to those statements and "Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this Form 10-K.

(In thousands, except per share data)	ITC Holdings and Subsidiaries(c)					Predecessor ITCTransmission
	Year Ended December 31,				Period from February 28, 2003 (Date of Acquisition) Through December 31, 2003(a)	Two-Month Period Ended February 28, 2003(a)
	2007	2006	2005	2004		
OPERATING REVENUES(b)	$ 426,249	$ 223,622	$ 205,274	$ 126,449	$ 102,362	$20,936
OPERATING EXPENSES						
Operation and maintenance	81,406	35,441	48,310	24,552	22,902	5,675
General and administrative	62,089	40,632	25,198	24,412	26,342	—
Depreciation and amortization	67,928	40,156	33,197	29,480	21,463	3,665
Taxes other than income taxes	33,340	22,156	13,982	20,840	11,499	4,298
Termination of management agreements	—	—	6,725	—	—	—
Gain on sale of assets	(688)	(842)	—	—	—	—
Total operating expenses	244,075	137,543	127,412	99,284	82,206	13,638
OPERATING INCOME	182,174	86,079	77,862	27,165	20,156	7,298
OTHER EXPENSES (INCOME)						
Interest expense	81,863	42,049	28,128	25,585	21,630	—
Allowance for equity funds used during construction	(8,145)	(3,977)	(2,790)	(1,691)	(322)	—
Loss on extinguishment of debt	349	1,874	—	—	11,378	—
Other income	(3,457)	(2,348)	(1,700)	(1,289)	(197)	(147)
Other expense	1,618	1,629	615	283	27	45
Total other expenses (income)	72,228	39,227	24,253	22,888	32,516	(102)
INCOME (LOSS) BEFORE INCOME TAXES	109,946	46,852	53,609	4,277	(12,360)	7,400
INCOME TAX PROVISION (BENEFIT)	36,650	13,658	18,938	1,669	(4,306)	3,915
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	73,296	33,194	34,671	2,608	(8,054)	3,485
CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE (NET OF TAX OF $16)	—	29	—	—	—	—
NET INCOME (LOSS)	$ 73,296	$ 33,223	$ 34,671	$ 2,608	$ (8,054)	$ 3,485
Basic earnings (loss) per share	$ 1.73	$ 0.95	$ 1.10	$ 0.09	$ (0.27)	n/a
Diluted earnings (loss) per share	$ 1.68	$ 0.92	$ 1.06	$ 0.08	$ (0.27)	n/a
Weighted-average basic shares	42,298,478	35,048,049	31,455,065	30,183,886	29,339,394	n/a
Weighted-average diluted shares	43,541,306	36,236,944	32,729,842	30,899,548	29,339,394	n/a
Dividends declared per share	$ 1.130	$ 1.075	$ 0.525	$ —	$ 0.897	n/a

(In thousands)	ITC Holdings and Subsidiaries (c) As of December 31, 2007	2006	2005	2004	2003
BALANCE SHEET DATA:					
Cash and cash equivalents	$ 2,616	$ 13,426	$ 24,591	$ 14,074	$ 8,139
Working capital (deficit)	(30,370)	10,107	19,945	(27,117)	(17,633)
Property, plant and equipment — net	1,960,433	1,197,862	603,609	513,684	459,393
Total assets	3,213,297	2,128,797	916,639	808,847	751,657
Total Long Term Debt:					
ITC Holdings	1,687,193	775,963	266,104	273,485	265,866
ITCTransmission	363,331	297,315	251,211	209,945	184,887
METC	192,900	189,000	—	—	—
Total Stockholders' Equity	563,075	532,244	263,301	196,602	191,246

(In thousands)	ITC Holdings and Subsidiaries(c) Year Ended December 31, 2007	2006	2005	2004	Period from February 28, 2003 (Date of Acquisition) Through December 31, 2003(a)	Predecessor ITCTransmission Two-Month Period Ended February 28, 2003(a)
CASH FLOWS DATA:						
Capital expenditures	$287,170	$167,496	$118,586	$76,779	$26,805	$5,616

(a) Annualized financial data for the period from February 28, 2003 through December 31, 2003 and the two-month period ended February 28, 2003 are not indicative of results for the full year. Our historical results of operations through December 31, 2006 were seasonal, with revenues being dependent on peak transmission loads. Higher loads occurred during months when cooling demand was higher.

(b) The ITCTransmission rate freeze ended December 31, 2004. Additionally, ITCTransmission's and METC's implementation of forward-looking Attachment O for rates beginning January 1, 2007 resulted in an increase on operating revenues for the year ended December 31, 2007.

(c) Refer to Note 4 to the consolidated financial statements for a discussion of the METC acquisition and ITC Midwest's acquisition that affect the comparability of the information reflected in selected financial data.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.*

Safe Harbor Statement Under The Private Securities Litigation Reform Act of 1995

Our reports, filings and other public announcements contain certain statements that describe our management's beliefs concerning future business conditions and prospects, growth opportunities and the outlook for our business and the electricity transmission industry based upon information currently available. Such statements are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Wherever possible, we have identified these forward-looking statements by words such as "will," "may," "anticipates," "believes," "intends," "estimates," "expects," "projects" and similar phrases. These forward-looking statements are based upon assumptions our management believes are reasonable. Such forward-looking statements are subject to risks and uncertainties which could cause our actual results, performance and achievements to differ materially from those expressed in or implied by these statements, including, among others, the risks and uncertainties disclosed under "Item 1A Risk Factors."

Because our forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond our control or are subject to change, actual results could be materially different and any or all of our forward-looking statements may turn out to be wrong. Forward-looking statements speak only as of the date made and can be affected by assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in our discussion in this report will be important in determining future results. Consequently, we cannot assure you that our expectations or forecasts expressed in such forward- looking statements will be achieved. Actual future results may vary materially. Except as required by law, we undertake no obligation to publicly update any of our forward-looking or other statements, whether as a result of new information, future events, or otherwise.

Overview

Through our Regulated Operating Subsidiaries, we are engaged in the transmission of electricity in the United States. Our business strategy is to operate, maintain and invest in our transmission infrastructure in order to enhance system integrity and reliability and to reduce transmission constraints. By pursuing this strategy, we strive to lower the delivered cost of electricity and improve accessibility to generation sources of choice, including renewable sources. We operate contiguous, high-voltage systems in Michigan's Lower Peninsula and portions of Iowa, Minnesota, Illinois and Missouri that transmit electricity from generating stations to local distribution facilities connected to our systems.

As electric transmission utilities with rates regulated by the FERC, our Regulated Operating Subsidiaries earn revenues through tariff rates charged for the use of their electricity transmission systems by our customers, which include investor-owned utilities, municipalities, co-operatives, power marketers and alternative energy suppliers. As independent transmission companies, our Regulated Operating Subsidiaries are subject to rate regulation only by the FERC. The rates charged by our Regulated Operating Subsidiaries are established using Attachment O, as discussed in "Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations — Rate Setting and Attachment O."

Our Regulated Operating Subsidiaries' primary operating responsibilities include maintaining, improving and expanding their transmission systems to meet their customers' ongoing needs, scheduling outages on system elements to allow for maintenance and construction, balancing electricity generation and demand, maintaining appropriate system voltages and monitoring flows over transmission lines and other facilities to ensure physical limits are not exceeded.

We derive nearly all of our revenues from providing network transmission service, point-to-point transmission service and other related services over our Regulated Operating Subsidiaries' transmission systems to Detroit Edison, Consumers Energy, IP&L and to other entities such as alternative electricity suppliers, power marketers and other wholesale customers that provide electricity to end-use consumers and from transaction-based capacity reservations on our transmission systems. Substantially all of our operating expenses and assets support our transmission operations.

Significant recent events that influenced our financial position and results of operations and cash flows for the year ended December 31, 2007 or may affect future results are:

- Capital investment of $210.7 million and $75.5 million at ITCTransmission and METC, respectively for the year ended December 31, 2007, resulting from our focus on improving system reliability;
- ITC Midwest's acquisition of the transmission assets of IP&L on December 20, 2007 and the related financing activities;
- ITCTransmission's and METC's implementation of forward-looking Attachment O for rates beginning January 1, 2007, and its effect on operating revenues for the year ended December 31, 2007, including reducing the seasonality of operating revenues and net income;
- ITC Midwest's implementation of forward-looking Attachment O for rates beginning January 1, 2008;

- The settlement of METC's rate case, which resulted in payment to various transmission customers in the aggregate amount of $20.0 million in October 2007; and

- Debt issuances in 2006 and 2007 resulting in higher interest expense.

These items are discussed in more detail throughout Management's Discussion and Analysis of Financial Condition and Results of Operations.

The disclosure throughout Management's Discussion and Analysis of Financial Condition and Results of Operations discusses certain relevant aspects of MTH's and METC's business prior to the consummation of the METC acquisition, which was completed on October 10, 2006 and certain relevant aspects of the IP&L transmission business prior to the consummation of the acquisition by ITC Midwest, which was completed on December 20, 2007. MTH's and METC's results of operations and cash flows are included in our consolidated results of operations and cash flows for the period from October 11, 2006 through December 31, 2006. The results of operations and cash flows for IP&L's transmission business acquired by ITC Midwest are included in our consolidated results of operations and cash flows for the period from December 20, 2007 through December 31, 2007.

Recent Developments

ITC Midwest's Acquisition of Transmission Assets and Related Financing Activities

On December 20, 2007, ITC Midwest acquired the electric transmission assets of IP&L, for $783.1 million, excluding fees and expenses of $11.7 million, pursuant to an asset sale agreement, dated January 18, 2007, with IP&L pursuant to which it agreed to acquire, subject to certain exclusions, the electric transmission assets of IP&L. The purchase price is subject to several purchase price adjustment provisions relating to liabilities actually assumed by ITC Midwest and the actual rate base, construction work in progress and other asset or liability balances actually transferred to ITC Midwest by IP&L. The electric transmission assets ITC Midwest acquired consist of approximately 6,800 miles of transmission lines at voltages of 34.5kV to 345kV and associated substations, located in portions of Iowa, Minnesota, Illinois and Missouri. The estimated rate base used to calculate the initial purchase price, which is subject to adjustment as described above, was approximately $450.0 million.

As part of the orders approving the acquisition by the IUB and MPUC, ITC Midwest agreed to provide a rate discount of $4.1 million per year to its customers for eight years, beginning in the first year customers experience an increase in transmission charges following the consummation of the acquisition. ITC Midwest has committed not to recover the first $15.0 million in transaction-related costs under any circumstances. Additionally, as part of the MPUC approval, ITC Midwest agreed to comply with certain specified conditions and commitments, including a commitment not to seek an increase on the return on equity approved by the FERC of 12.38% for a period of five years and a commitment to offer an interconnection tariff similar to that approved by the FERC and offered in Michigan by ITCTransmission and METC. In the Minnesota regulatory proceeding, ITC Midwest also agreed to build two construction projects intended to improve the reliability and efficiency of our electric transmission system. ITC Midwest agreed to use commercially reasonable efforts to complete these projects over the next two to four years. In the event ITC Midwest fails to meet these commitments, the allowed 12.38% rate of return on the actual equity portion of ITC Midwest's capital structure will be reduced to 10.39% under Attachment O until such time as it completes these projects.

The regulatory approvals of the acquisition obtained in Iowa and Minnesota are currently being appealed, although we believe such appeals are without merit and will not be successful. See "Item 1A Risk Factors — Risks Related to Our Business — Approval of the acquisition by state regulatory authorities in Iowa and Minnesota has been appealed. If such proceedings are decided in a manner that is unfavorable to us, all or part of the orders approving the acquisition in Iowa and Minnesota could be reversed, which could have a material adverse effect on our business, financial condition, results of operations and cash flows."

We financed the ITC Midwest acquisition (including related fees and expenses) with borrowings of $765.0 million under an ITC Holdings bridge facility (the "Bridge Facility") and cash on hand of $18.1 million. ITC Holdings had received a commitment letter, dated January 18, 2007, from a bank (the "Lead Arranger") to provide to ITC Holdings, subject to the terms and conditions therein, financing in an aggregate amount of up to $765.0 million in the form of a 364-day senior unsecured bridge term loan facility. ITC Holdings paid a fee of 0.125% per annum which accrued beginning on August 1, 2007 through the acquisition date of December 20, 2007 (the "Ticking Fee"). The Ticking Fee of $0.4 million was recorded in other expense. Additionally, ITC Holdings paid a funding fee equal to 0.375% of the aggregate amount of the loans borrowed (the "Funding Fee") and an arrangement fee of 0.125% on the aggregate amount of the Bridge Facility (the "Arrangement Fee"). The Funding Fee and Arrangement Fee amounts were recorded as a debt issue cost and amortized over the expected term of the Bridge Facility. The Funding Fee was rebated in full as a result of the Bridge Facility being refinanced with the Lead Arranger within the specified time period, and was applied as a reduction to the issuance costs of the debt and equity financings described immediately below. The borrowings under the Bridge Facility accrued interest at 5.56% and total interest expense recognized in 2007 was $1.4 million.

In January 2008, we repaid in full all amounts outstanding under the Bridge Facility using the proceeds of ITC Holdings' $385.0 million Senior Notes, ITC Midwest's $175.0 million First Mortgage Bonds, Series A and the issuance of 6,420,737 shares of ITC Holdings' common stock for proceeds of $308.3 million net of underwriting discount of $13.7 million. Refer to Note 9 to the consolidated financial statements for the terms of the Senior Notes and First Mortgage Bonds and refer to Note 15 to the consolidated financial statements for information regarding the common stock offering.

METC Rate Case Settlement Agreement

On January 19, 2007, METC, MISO, Consumers Energy, Michigan Public Power Agency, Michigan South Central Power Agency, Wolverine Power Supply Cooperative, Inc. and ITCTransmission entered into a settlement agreement to resolve all outstanding matters in METC's pending rate case before the FERC, including those set for hearing in the FERC's December 30, 2005 rate order, which authorized METC, beginning on January 1, 2006, to charge rates for its transmission service using the rate setting formula contained in Attachment O. The terms of this settlement agreement were approved by the FERC on August 29, 2007 and no parties filed for rehearing within the allowed 30-day period subsequent to the approval. METC made payments totaling $20.0 million to various transmission customers in October 2007. METC's payments pursuant to this settlement were in lieu of any and all refunds and/or interest payment requirements in this proceeding in connection with METC's rates in effect on and after January 1, 2006. METC has no other refund obligation or liability beyond this payment in connection with this proceeding. Additionally, the settlement established the balances and amortization to be used for ratemaking for the Regulatory Deferrals and ADIT Deferrals as discussed below.

METC has deferred, as a regulatory asset, depreciation and interest expense associated with transmission assets placed in service from May 1, 2002 through December 31, 2005 (the "METC Regulatory Deferral"). METC has also recorded a regulatory asset related to the amount of accumulated deferred income taxes included on METC's balance sheet at the time MTH acquired METC from Consumers Energy (the "METC ADIT Deferral"). The METC rate case settlement establishes an initial balance of the METC Regulatory Deferral and related intangible asset as $55.0 million with 20-year straight-line amortization beginning January 1, 2007. In addition, the settlement establishes an initial balance of the METC ADIT Deferral and related intangible asset as $61.3 million with 18-year straight-line amortization beginning January 1, 2007.

The METC rate case matter was accounted for as a pre-acquisition contingency under the provisions of Statement of Financial Accounting Standards No. 141, *Business Combinations*. The settlement payment of $20.0 million was accounted for as a liability at the acquisition date and the adjustments to the METC Regulatory Deferral and METC ADIT Deferral balances were treated as adjustments to the carrying amounts of assets acquired. During the year ended December 31, 2007, we recognized $3.1 million of amortization of the regulatory assets and $3.0 million of amortization of the intangible assets associated with the METC ADIT Deferral and the METC Regulatory Deferral in depreciation and amortization expenses.

Development Activities

We are seeking to develop broader potential strategic development opportunities for transmission construction related to building super regional 765 kV transmission facilities, interconnections for wind generation resources, and investment opportunities through subsidiaries of ITC Grid Development. For example, we believe there may be opportunities to invest up to $1.3 billion in a joint venture with American Electric Power to build a new 765 kV transmission facility across the southern portion of Michigan's Lower Peninsula. In addition, based on proposals by RTO's, including MISO and SPP, we are exploring strategic opportunities to upgrade the transmission grid within the MISO and SPP regions and surrounding regions with a backbone, super high voltage 765 kV transmission network. Based on the anticipated growth of wind generation resources, we also foresee the need to construct wind interconnection facilities. We also foresee opportunities for construction of transmission facilities through projects being pursued by subsidiaries of ITC Grid Development. We expect to pursue only development opportunities that are consistent with the business model of our existing operating transmission companies, such as those that are anticipated to be constructed by or result in the creation of a FERC-regulated entity using formula-based rates. We cannot predict when or if these development opportunities may begin, or their duration.

Michigan Business Tax

On July 12, 2007, a Michigan law was enacted to replace the Michigan Single Business Tax effective January 1, 2008. Key features of the new tax include a business income tax at a rate of 4.95% and a modified gross receipts tax at a rate of 0.80%, with credits for certain activities. In December 2007, a 21.99% surcharge was added to both the business income tax and modified gross receipts tax, resulting in total rates of 6.04% and 0.98%, respectively. The surcharge expires no earlier than January 1, 2017. The Michigan Single Business Tax that was in effect through December 31, 2007 was accounted for as a tax other than income tax in our consolidated statements of operations. The new tax is accounted for as an income tax under the provisions of Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*. The accounting for the new tax resulted in the recognition of deferred tax liabilities for temporary differences expected to reverse subsequent to December 31, 2007. As a result of the provisions contained in an additional Michigan law enacted on September 30, 2007 that allow for deductions over the period 2015 through 2029 for temporary differences that exist at the effective date of the new tax of January 1, 2008, we recognized a deferred tax asset that resulted in an offset to the deferred tax liabilities recognized. The enactment of the new tax did not have a material effect on our consolidated financial statements as of December 31, 2007. The new tax is expected to result in a higher effective income tax rate used to calculate our income tax provision beginning in 2008 and will result in a reduction in taxes other than income taxes due to the termination of the Michigan Single Business Tax.

Rate Setting and Attachment O

Network Transmission Rates

Our Regulated Operating Subsidiaries operate in different rate zones, in each of which a different transmission service rate is charged. The rates of these utility subsidiaries are determined using a FERC-approved formulaic rate setting mechanism known as Attachment O. Attachment O is a rate template used by most transmission owning members of MISO. Rates are set annually under Attachment O and are in effect for the one year period beginning January 1 of each year for our Regulated Operating Subsidiaries. Under Attachment O, our rates allow for the recovery of actual expenses, including taxes, and a return on rate base, consisting primarily of property, plant and equipment. Rates derived using Attachment O are posted on the MISO Open Access Same-Time Information System each year. These rates are updated annually and become effective without the need to file a rate case with the FERC, although the rate is subject to legal challenge at the FERC.

The following table presents the billed network transmission rates (per kW/month) relevant to our results of operations and cash flows since January 1, 2005:

Network Transmission Rate	ITCTransmission	METC	ITC Midwest
January 1, 2005 to May 31, 2005	$1.587		
June 1, 2005 to May 31, 2006	$1.594		
June 1, 2006 to December 31, 2006(a)	$1.744	$1.524	
January 1, 2007 to December 31, 2007(b)	$2.099	$1.524	$2.475
January 1, 2008 to December 31, 2008	$2.350	$1.985	$2.564

(a) Our consolidated results of operations include METC revenues for the period from October 11, 2006 through December 31, 2006.

(b) Our consolidated results of operations include revenues from the assets acquired by ITC Midwest for the period from December 20, 2007 through December 31, 2007.

Forward-Looking Attachment O

On July 14, 2006 and December 21, 2006, the FERC authorized ITCTransmission and METC, respectively, to modify the implementation of its Attachment O formula rate so that, beginning January 1, 2007, ITCTransmission and METC recover expenses and earn a return on and recover investments in property, plant and equipment on a current rather than a lagging basis, which is expected to result in higher revenues and cash flows in the initial years after implementation. As part of the FERC order dated December 3, 2007 approving the ITC Midwest acquisition, the FERC approved ITC Midwest's request for the use of a forward-looking Attachment O. In periods of capital expansion and increasing rate base, our Regulated Operating Subsidiaries will recover the costs of these capital investments on a more timely basis than under the previous Attachment O method used.

Except for certain periods as discussed below for ITC Midwest, under the forward-looking Attachment O formula, by or before September 1st of each year, our Regulated Operating Subsidiaries will use forecasted expenses, additions to in-service property, plant and equipment, point-to-point revenues, network load and other items for the upcoming calendar year to establish billed network rates for service on their system from January 1 to December 31 of that year. The forward-looking Attachment O formula includes a true-up mechanism, whereby each of our Regulated Operating Subsidiaries will compare its actual net revenue requirements to its billed network revenues for each year after the end of that year. Under forward-looking Attachment O, in the event billed network revenues in a given year are more or less than actual net revenue requirements, which are calculated primarily using information from that year's FERC Form No. 1, our Regulated Operating Subsidiaries will refund or collect additional revenues, with interest, within a two-year period such that customers pay only the amounts that correspond to actual net revenue requirements. This annual true-up ensures that our Regulated Operating Subsidiaries recover their allowed costs and earn their allowed returns. For example, the true-up adjustment relating to 2008 will be calculated in 2009 upon completion of the 2008 FERC Form No. 1 and will be included in the projected net revenue requirement that is used to establish the rate that will be effective commencing January 1, 2010.

ITC Midwest's forward-looking Attachment O formula is effective beginning January 1, 2008. However, IP&L's network transmission rate of $2.475 per kW/month in effect beginning June 1, 2007 will continue to be the rate used for ITC Midwest's network transmission service billing through December 31, 2008, subject to an expected upward adjustment to $2.564 per kW/month based on a review of a mathematical error currently being undertaken at MISO. The rate will be updated January 1, 2009 in accordance with forward-looking Attachment O. The rate billed during 2008 is subject to a true-up adjustment under forward-looking Attachment O based on ITC Midwest's actual net revenue requirement for 2008.

Monthly peak loads continue to be used for billing network revenues. Therefore, network load continues to have an impact on cash flows from transmission service, but did not impact revenues recognized from transmission service at ITCTransmission and METC beginning in 2007, and will not impact revenues recognized from transmission service at ITC Midwest beginning in 2008.

Network Transmission Rate Calculation

Our Regulated Operating Subsidiaries separately calculate a tariff rate under Attachment O based on the financial information and load data specific to each company. The following steps illustrate the rate-setting methodology under forward-looking Attachment O, except for certain periods as discussed above for ITC Midwest:

Step One — Establish Projected Rate Base and Calculate Projected Allowed Return

Rate base is projected using the average of the 13 projected month-end balances for the months beginning with December 31 of the current year and ending with December 31 of the upcoming year and consists primarily of projected in-service property, plant and equipment, net of accumulated depreciation, as well as other items.

Projected rate base is multiplied by the projected weighted average cost of capital to determine the projected allowed return on rate base. The weighted average cost of capital is calculated using a projected 13 month average capital structure, the forecasted pre-tax cost of the debt portion of the capital structure and a FERC-approved return of 13.88%, 13.38% and 12.38% for ITCTransmission, METC and ITC Midwest, respectively, on the common equity portion of the forecasted capital structure.

Step Two — Calculate Projected Revenue Requirement

The projected gross revenue requirement is calculated beginning with the projected allowed return on rate base, as calculated in Step One above, and adding projected recoverable operating expenses and an allowance for income taxes.

Step Three — Calculate Transmission Rate

After calculating the projected gross revenue requirement in Step Two above, the projected gross revenue requirement is reduced for certain revenues, other than network revenues, such as projected point-to-point and rental revenues. This net amount represents projected revenues to be billed to network and point-to-point transmission customers through transmission rates. The monthly transmission rate is calculated by dividing the projected net revenue requirement by the sum of the projected 12 coincident peak network loads.

Step Four — Calculate True-up Adjustment

The actual transmission revenues billed for the previous year will be compared to actual net revenue requirement which is based primarily on amounts from the completed FERC Form No. 1. The true-up adjustment that results from the difference between the actual revenue billed and actual net revenue requirement will be added to the upcoming year's projected net revenue requirement used to determine the upcoming year's rate. For example, the true-up adjustment relating to 2007 will be calculated in 2008 upon completion of the 2007 FERC Form No. 1 and will be included in the projected net revenue requirement that is used to establish the rate that will be effective commencing January 1, 2009. Interest is also applied to the true-up adjustment.

Illustration of Attachment O Rate Setting. Set forth below is a simplified illustration of the calculation of ITCTransmission's monthly network and point-to-point rates for billing purposes under the Attachment O rate setting mechanism for the period from January 1, 2007 through December 31, 2007, that was based primarily upon projections of ITCTransmission's 2007 FERC Form No. 1 data. Amounts below are approximations of the amounts used in the 2007 ITCTransmission Attachment O filing.

Line	Attachment O Items	Instructions	Amount
1	Projected Rate Base (the average of the 13 months ended December 31, 2006 through December 31, 2007)		$741,676,000
2	Multiply by Projected 13 month Weighted Average Cost of Capital(a)		10.77%
3	Projected Allowed Return on Rate Base	(Line 1 × Line 2)	$ 79,878,505
4	Projected Recoverable Operating Expenses for 2007		$ 62,713,000
5	Projected Taxes and Depreciation and Amortization for 2007		$ 99,915,000
6	Projected Gross Revenue Requirements for 2007	(Line 3 + Line 4 + Line 5)	$242,506,505
7	Less Projected Revenue Credits for 2007		$ 7,238,000
8	Plus/(Less) True-up Adjustment(b)		n/a
9	Projected Net Revenue Requirement for 2007	(Line 6 −Line 7 + Line 8)	$235,268,505
10	Projected 2007 Network Load (in kW)		9,342,000
11	Annual Network and P-T-P Transmission Rate	(Line 9 divided by Line 10)	$ 25.184
12	Monthly Network and P-T-P Transmission Rate ($/kW per month)	(Line 11 divided by 12 months)	$ 2.099

(a) The weighted average cost of capital for purposes of this illustration is calculated as follows:

	Percentage of ITC Transmission's Total Capitalization	Cost of Capital	Weighted Average Cost of Capital
Debt	40.00%	6.10% (Pre-tax) =	2.44%
Equity	60.00%	13.88% (After tax) =	8.33%
	100.00%		10.77%

(b) The 2007 true-up adjustment did not impact the 2007 billed network rates. The true up adjustment for 2007 will be included as a component of the projected net revenue requirement in the 2009 Attachment O rate calculation.

Trends and Seasonality

Network Revenues

We expect a general trend of increases in network transmission rates and revenues for our Regulated Operating Subsidiaries, although we cannot predict a specific year-to-year trend due to the variability of factors beyond our control. The primary factor that is expected to continue to increase our rates and our actual net revenue requirements in future years is our anticipated capital investment in excess of depreciation as a result of the seven-year capital investment programs which began January 1, 2005 for ITCTransmission and January 1, 2007 for METC and the seven- to ten-year capital investment program which began January 1, 2008 for ITC Midwest. Our Regulated Operating Subsidiaries strive for high reliability of their systems, low delivered costs of electricity and accessibility to generation sources of choice, including renewable sources. On August 8, 2005, the Energy Policy Act was enacted, which requires the FERC to implement mandatory electricity transmission reliability standards to be enforced by an Electric Reliability Organization. Effective June 2007, the FERC approved mandatory adoption of certain reliability standards and approved enforcement actions for the violators, including fines of up to $1.0 million per day. The NERC was assigned the responsibility of developing and enforcing these mandatory reliability standards. We continually assess our transmission systems against standards established by the NERC and ReliabilityFirst Corporation, a regional entity under the NERC that is delegated certain authority for the purpose of proposing and enforcing reliability standards. Analysis of the transmission systems against these reliability standards has become more focused and rigorous in recent years. We also assess our transmission systems against our own planning criteria that are filed annually with the FERC.

Based on our planning studies, for the seven-year period from January 1, 2005 through December 31, 2011 we recognize a need to invest approximately $1 billion within the ITCTransmission service territory to (1) rebuild existing property, plant and equipment; (2) upgrade the system to address demographic changes in southeastern Michigan that have impacted transmission load and the changing role that transmission plays in meeting the needs of the wholesale market, including accommodating the siting of new generation or to increase import capacity to meet expected growth in peak electrical demand; and (3) invest in property, plant and equipment for the primary benefit of relieving congestion in the transmission system in southeastern Michigan. Total investments in property, plant and equipment in 2007 at ITCTransmission were $210.7 million. We expect ITCTransmission's total investments in property, plant and equipment in 2008 to be approximately $95 million to $110 million, based on projects currently planned or being considered. Investments in property, plant and equipment, when placed in service upon completion of a capital project, are added to rate base. In 2007, ITCTransmission had $132.1 million of property, plant and equipment added to rate base.

We expect METC to invest approximately $600 million in its system over the seven-year period from January 1, 2007 through December 31, 2013. Total investments in property, plant and equipment in 2007 at METC were $75.5 million. We expect that investments in property, plant and equipment at METC in 2008 will be approximately $105 million to $130 million, based on projects currently planned or being considered. Investments in property, plant and equipment, when placed in service upon completion of a capital project, are added to rate base. In 2007, METC had $77.2 million of property, plant and equipment added to rate base.

We expect that ITC Midwest will invest up to $1 billion over the seven to ten years beginning January 1, 2008. As part of the regulatory proceedings approving the ITC Midwest acquisition, ITC Midwest has made several investment commitments relating to our transmission systems, including completing projects anticipated to cost at least approximately $100 million over the next five years dedicated to reducing transmission constraints as well as investing at least an additional $250 million in other projects over the next five years. We expect that investments in property, plant and equipment at ITC Midwest in 2008 will be approximately $85 million to $100 million, based on projects currently planned or being considered.

Investments in property, plant and equipment could vary due to, among other things, the impact of weather conditions, union strikes, labor shortages, material and equipment prices and availability, our ability to obtain financing for such expenditures, if necessary, limitations on the amount of construction that can be undertaken on our systems at any one time, regulatory approvals for reasons relating to environmental, siting or regional planning issues or as a result of legal proceedings and variances between estimated and actual costs of construction contracts awarded.

The following table shows additions to property, plant and equipment for ITCTransmission and METC, which includes amounts for METC prior to its acquisition by ITC Holdings.


(in millions)
200
180
160
140
120
100
80
60
40
20
0
$ 117.8
$ 32.6
$ 171.5
$ 50.0
$ 210.7
$ 75.5
2005
2006
2007

ITCTransmission's actual additions to property, plant and equipment. The amount differs from cash expenditures for property, plant and equipment included in our consolidated statements of cash flows primarily due to differences in construction labor and materials costs incurred compared to cash paid during that period.

METC's actual additions to property, plant and equipment. The amount differs from cash expenditures for property, plant and equipment included in our consolidated statements of cash flows primarily due to differences in construction labor and materials costs incurred compared to cash paid during that period. The total amount in 2005 and $43.0 million of the 2006 additions represents additions prior to our acquisition of METC.

We assess our performance based in part on the levels of prudent and necessary capital investment and maintenance spending on our transmission system.

Point-to-Point Revenue

Our point-to-point revenue for the year ended December 31, 2006 was negatively impacted by the elimination of certain types of point-to-point revenues and decreases in other types of point-to-point revenues. Under forward-looking Attachment O, in applying the accounting for the true-up mechanism, the amount of point-to-point revenues is factored into actual net revenue requirement and did not have an effect on operating revenues or net income for the year ended December 31, 2007.

Seasonality

Prior to the implementation of forward-looking Attachment O effective January 1, 2007 for ITCTransmission and METC and January 1, 2008 for ITC Midwest, the revenues recognized by our Regulated Operating Subsidiaries were dependent on monthly peak loads. Revenues and net income varied between periods based on monthly peak loads, among other factors. To the extent that actual conditions during an annual period varied from the data on which the Attachment O rate was based, our Regulated Operating Subsidiaries earned more or less revenue during that annual period and therefore recovered more or less than their respective net revenue requirements.

Under forward-looking Attachment O, although the monthly peak loads continue to be used for billing network revenues, our Regulated Operating Subsidiaries accrue or defer revenues to the extent that the actual net revenue requirement for the reporting period is higher or lower, respectively, than the amounts billed relating to that reporting period. This results in more consistent net income for each quarterly period within a given year, compared to the historical Attachment O method that applied to METC and ITCTransmission prior to January 1, 2007 and ITC Midwest prior to January 1, 2008.

ITCTransmission's total of monthly peak loads for the year ended December 31, 2007 was up 5.7% and 2.5% compared to the corresponding total for 2006 and 2005, respectively, as shown in the table below. The monthly peak load is affected by many factors, but is generally higher in the summer months when cooling demand is higher.

Monthly Peak Load (in MW)

	2007			2006		2005
	ITC Midwest	METC	ITC*Transmission*	METC	ITC*Transmission*	ITC*Transmission*
January		6,051	7,876		7,754	8,090
February		6,227	8,170		7,667	7,672
March		6,006	7,739		7,554	7,562
April		5,473	7,141		7,035	7,299
May		6,981	9,927		10,902	7,678
June		8,511	11,761		9,752	12,108
July		8,672	11,706		12,392	11,822
August		8,955	12,087		12,745	12,308
September		7,908	11,033		8,415	10,675
October		7,524	10,382	5,642	7,302	9,356
November		6,068	7,812	6,103	7,724	7,943
December	2,244	6,214	8,022	6,527	8,257	8,344
Total	2,244	84,590	113,656	18,272	107,499	110,857

Significant Components of Results of Operations

Revenues

We derive nearly all of our revenues from providing network transmission service, point-to-point transmission service and other related services over our Regulated Operating Subsidiaries' transmission systems to Detroit Edison, Consumers Energy, IP&L and to other entities such as alternative electricity suppliers, power marketers and other wholesale customers that provide electricity to end-use consumers and from transaction-based capacity reservations on our transmission systems. MISO is responsible for billing and collection of transmission services in the MISO service territory. MISO, as the billing agent for our Regulated Operating Subsidiaries, collects fees for the use of our transmission systems, invoicing Detroit Edison, Consumers Energy, IP&L and other customers on a monthly basis. MISO has implemented credit policies for its members' customers.

Network Revenues are generated from fees charged to network customers for their use of our electricity transmission systems during the one hour of monthly peak usage. Refer to "Critical Accounting Policies — Revenue Recognition under Forward-Looking Attachment O" below for a discussion of revenue recognition relating to network revenues.

Network revenues are determined using rates regulated by the FERC. The monthly network revenues billed to customers using our transmission facilities are the result of a calculation which can be simplified into the following:

(1) ***multiply*** the network load measured in kWs achieved during the one hour of monthly peak usage for our transmission systems by the appropriate monthly tariff rate as calculated under Attachment O by 12 by the number of days in that month; and

(2) ***divide*** the result by 365.

Point-to-Point Revenues consist of revenues generated from a type of transmission service for which the customer pays for transmission capacity reserved along a specified path between two points on an hourly, daily, weekly or monthly basis. Point-to-point revenues also include other components pursuant to schedules under the MISO transmission tariff.

Scheduling, Control and Dispatch Revenues also are approved by the FERC and are allocated to our Regulated Operating Subsidiaries by MISO as compensation for the services ITCTransmission and METC jointly perform in operating the MECS control area and for services ATC performs for ITC Midwest for its control area. Such services include processing energy schedule requests utilizing the MECS system, monitoring of reliability data, implementation of emergency procedures, and coordination of the MECS operation. Revenues that are allocated by MISO to our Regulated Operating Subsidiaries relating to these services are not determined based on actual expenses incurred by our Regulated Operating Subsidiaries. In any given year, our Regulated Operating Subsidiaries may earn more or less scheduling, control and dispatch revenues than our actual expenses incurred.

Other Revenues consist of rental revenues, easement revenues, and amounts from providing ancillary services to customers.

Operating Expenses

Operation and Maintenance Expenses consist primarily of the costs of contractors to operate and maintain our transmission systems and salary-related expenses for our personnel involved in operation and maintenance activities.

Operation expenses include 1) activities related to the MECS control area operation, which involve balancing loads and generation, 2) transmission system operations activities, which includes monitoring the status of our transmission lines and stations, and 3) expenses relating to the Operating Agreement between ITC Midwest and ATC and the Transition Services Agreement between ITC Midwest and IP&L. The expenses relating to METC's Easement Agreement are also recorded within operation expenses.

Maintenance expenses include preventive or planned maintenance, such as vegetation management, tower painting and equipment inspections, as well as reactive maintenance for equipment failures. Maintenance expenses also include expenses for maintenance-related activities for the Transition Services Agreement between ITC Midwest and IP&L.

General and Administrative Expenses consist primarily of compensation and benefits costs for personnel in our finance, human resources, regulatory, information technology and legal organizations, and fees for professional services. Professional services are principally composed of outside legal, audit and information technology consulting.

We capitalize to property, plant and equipment certain general and administrative expenses such as compensation, office rent, utilities, and information technology. These expenses are included in property, plant and equipment on our consolidated statements of financial position.

Depreciation and Amortization Expenses consist primarily of depreciation of property, plant and equipment using the straight-line method of accounting. Additionally, this consists of amortization of various regulatory and intangible assets.

Taxes other than Income Taxes consist primarily of property taxes and payroll taxes. Additionally, Michigan Single Business Taxes were recorded here through December 31, 2007, prior to the January 1, 2008 effective date of the new Michigan Business Tax.

Other items of income or expense

Interest Expense consists primarily of interest on long term debt at ITC Holdings, ITCTransmission, METC and ITC Midwest. Additionally, the amortization of debt financing expenses is recorded to interest expense. An allowance for borrowed funds used during construction is included in property, plant and equipment accounts and is a reduction to interest expense.

Allowance for Equity Funds Used During Construction ("AFUDC Equity") is recorded as an item of other income and is included in property, plant and equipment accounts. The allowance represents a return on stockholders' equity used for construction purposes in accordance with FERC regulations. Assuming all other factors are constant, if construction work in progress balances increase, the allowance amount capitalized will also increase. The capitalization rate applied to the construction work in progress balance is based on the proportion of equity to total capital (which currently includes equity and long-term debt) and the allowed return on equity for our Regulated Operating Subsidiaries.

Results of Operations

The following table summarizes historical operating results for the periods indicated:

(In thousands)	Year Ended December 31, 2007	Year Ended December 31, 2006	Increase (Decrease)	Percentage Increase (Decrease)	Year Ended December 31, 2005	Increase (Decrease)	Percentage Increase (Decrease)
OPERATING REVENUES	$426,249	$223,622	$202,627	90.6%	$205,274	$ 18,348	8.9%
OPERATING EXPENSES							
Operation and maintenance	81,406	35,441	45,965	129.7%	48,310	(12,869)	(26.6)%
General and administrative	62,089	40,632	21,457	52.8%	25,198	15,434	61.3%
Depreciation and amortization	67,928	40,156	27,772	69.2%	33,197	6,959	21.0%
Taxes other than income taxes	33,340	22,156	11,184	50.5%	13,982	8,174	58.5%
Termination of management agreements	—	—	—	n/a	6,725	(6,725)	(100.0)%
Gain on sale of assets	(688)	(842)	154	(18.3)%	—	(842)	n/a
Total operating expenses	244,075	137,543	106,532	77.5%	127,412	10,131	8.0%
OPERATING INCOME	182,174	86,079	96,095	111.6%	77,862	8,217	10.6%
OTHER EXPENSES (INCOME)							
Interest expense	81,863	42,049	39,814	94.7%	28,128	13,921	49.5%
Allowance for equity funds used during construction	(8,145)	(3,977)	(4,168)	104.8%	(2,790)	(1,187)	42.5%
Loss on extinguishment of debt	349	1,874	(1,525)	(81.4)%	—	1,874	n/a
Other income	(3,457)	(2,348)	(1,109)	47.2%	(1,700)	(648)	38.1%
Other expense	1,618	1,629	(11)	(0.7)%	615	1,014	164.9%
Total other expenses (income)	72,228	39,227	33,001	84.1%	24,253	14,974	61.7%
INCOME BEFORE INCOME TAXES	109,946	46,852	63,094	134.7%	53,609	(6,757)	(12.6)%
INCOME TAX PROVISION	36,650	13,658	22,992	168.3%	18,938	(5,280)	(27.9)%
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	73,296	33,194	40,102	120.8%	34,671	(1,477)	(4.3)%
CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE (NET OF TAX OF $16)	—	29	(29)	(100.0)%	—	29	n/a
NET INCOME	$ 73,296	$ 33,223	$ 40,073	120.6%	$ 34,671	$ (1,448)	(4.2)%

Operating Revenues

Year Ended December 31, 2007 compared to Year Ended December 31, 2006

The following table sets forth the components of and changes in operating revenues:

(In thousands)	2007 Amount	2007 Percentage	2006 Amount	2006 Percentage	Increase (Decrease)	Percentage Increase (Decrease)
Network revenues billed	$370,549	86.9%	$206,514	92.4%	$164,035	79.4%
Attachment O revenue accrual (deferral)-net	19,782	4.7%	—	0.0%	19,782	n/a
Point-to-point	19,321	4.5%	7,012	3.1%	12,309	175.5%
Scheduling, control and dispatch	14,674	3.4%	8,274	3.7%	6,400	77.4%
Other	1,923	0.5%	1,822	0.8%	101	5.6%
Total	$426,249	100.0%	$223,622	100.0%	$202,627	90.6%

Network revenues billed increased by $104.4 million due to the inclusion of amounts for METC included for the year ended December 31, 2007 as compared to the period of October 10, 2006 through December 31, 2006 and $2.5 million due to the ITC Midwest acquisition in December of 2007. In addition, network revenues billed increased by $46.4 million due to increases in the rate used for network revenues at ITC*Transmission* from $1.594 per kW/month for the period from January through May of 2006 and $1.744 kW/month from June through December of 2006 to $2.099 per kW/month for the year ended December 31, 2007. Network revenues billed also increased by $10.6 million due to an increase of 5.7% in the network load at ITCTransmission for the year ended December 31, 2007 compared to the same period in 2006.

The Attachment O revenue accrual (deferral)-net at ITCTransmission and METC resulted from actual net revenue requirement for the year ended December 31, 2007 that exceeded network revenues billed for the year ended December 31, 2007. The table below illustrates the calculation of the total Attachment O revenue accrual (deferral)-net for the year ended December 31, 2007.

Attachment O revenue accrual (deferral)-net summary

(In thousands)

Line	Item	ITCTransmission	METC	Total Revenue Accrual (Deferral)-net
1	Actual net revenue requirement	$238,599	$149,262	
2	Network revenues billed(a)	238,803	129,276	
3	Attachment O revenue accrual (deferral)-net (line 1 — line 2)	$ (204)	$ 19,986(b)	$19,782

(a) Network revenues billed is calculated based on the monthly network peak load at ITCTransmission and METC multiplied by the monthly network rate of $2.099 for ITCTransmission and $1.524 for METC during 2007, adjusted for the actual number of days in the month.

(b) METC was under a frozen rate during 2007, which was the primary reason for the revenue accrual.

Point-to-point revenues increased primarily due to $7.2 million of additional METC revenues included for the year ended December 31, 2007 as compared to the period of October 10, 2006 through December 31, 2006. Also, ITCTransmission recognized $4.0 million of additional point-to-point revenues for transmission capacity reservations in 2007 compared to 2006.

Scheduling, control and dispatch revenues increased primarily due to $5.0 million of additional METC revenues included for the year ended December 31, 2007 as compared to the period of October 10, 2006 through December 31, 2006.

Year Ended December 31, 2006 compared to Year Ended December 31, 2005

The following table sets forth the components of and changes in operating revenues for the years ended December 31, 2006 and 2005:

	2006		2005		Increase	Percentage Increase
	Amount	Percentage	Amount	Percentage	(Decrease)	(Decrease)
(In thousands)						
Network	$206,514	92.4%	$176,588	86.0%	$ 29,926	16.9%
Point-to-point	7,012	3.1%	20,336	9.9%	(13,324)	(65.5)%
Scheduling, control and dispatch	8,274	3.7%	6,566	3.2%	1,708	26.0%
Other	1,822	0.8%	1,784	0.9%	38	2.1%
Total	$223,622	100%	$205,274	100%	$ 18,348	8.9%

Network revenue increased $10.3 million due to increases in ITCTransmission's rate used for network revenues of $1.594 kW/month in January through May 2006 and $1.744 kW/month in June through December 2006 as compared to $1.587 kW/month in January through May 2005 and $1.594 kW/month in June through December 2005. In addition, network revenues increased $24.9 million due to the acquisition of METC in 2006. These increases were partially offset by a $5.2 million decrease due to a 3.0% decrease in ITCTransmission's total monthly peak loads for the year ended December 31, 2006 as compared to the same period in 2005.

Point-to-point revenue decreased $6.6 million due to lower utilization of the Michigan-Ontario Independent Electric System Operator interface, $2.9 million due to the elimination of the Sub-Regional Rate Adjustment in October 2005, $1.8 million due to a decrease in SECA revenues described in Note 6 to the consolidated financial statements under "Regulatory Matters — Long Term Pricing," and $0.7 million due to additional refunds recognized for redirected transmission service revenue as discussed in Note 6 to the consolidated financial statements under "Regulatory Matters — Redirected Transmission Service." In addition, a $4.2 million decrease resulted from reduced demand for long-term point-to-point reservations because of the emergence of the MISO energy market in 2005. These decreases were partially offset by an increase of $2.4 million due to the acquisition of METC in 2006.

Scheduling, control and dispatch revenue increased $1.7 million primarily due to revenues recognized at METC as a result of the acquisition of METC during 2006.

Operating Expenses

Operation and maintenance expenses

Year Ended December 31, 2007 compared to Year Ended December 31, 2006

Operation and maintenance expenses increased primarily due to the acquisition of METC in October 2006. METC incurred additional expenses of $24.2 million for contractor expenses for substation operations, transmission structure maintenance, vegetation management, inspections, general site maintenance, and maintenance support costs such as tools, equipment rentals and supplies. METC also incurred additional expenses of $7.9 million for easement payments to Consumers Energy, $1.4 million for ancillary services and $0.5 million for asset mapping activities. Operation and maintenance expenses at ITC-Transmission increased by $10.3 million primarily due to additional tower painting, vegetation management, transmission structure maintenance, inspections, general site maintenance, and maintenance support costs. We also incurred $1.9 million of additional expenses for transmission system monitoring and control due to the increased activity at our operations facility needed to operate both ITCTransmission's and METC's transmission systems during the year ended December 31, 2007 as compared to only operating ITCTransmission's transmission system until METC was acquired in October 2006. Finally, we incurred operation and maintenance expenses of $0.3 million at ITC Midwest during 2007.

Year Ended December 31, 2006 compared to Year Ended December 31, 2005

Operation and maintenance expenses decreased primarily due to the accelerated completion of a backlog of necessary, multi-year, planned activities in 2005 that helped improve the reliability of ITC-Transmission's transmission system. The acceleration of these multi-year maintenance initiatives in 2005 resulted in lower expenses in 2006. Operation and maintenance expenses decreased by $23.4 million primarily due to decrease in tower painting, vegetation management, transmission structure maintenance, inspections, general site maintenance and maintenance support costs. Additionally, operation and maintenance expenses decreased by $0.3 million due to the settlement of an accounts receivable dispute in 2006. The decrease in maintenance expenses was partially offset by an increase of $0.9 million due to additional costs for transmission system monitoring and control at ITCTransmission. The net decrease in operating and maintenance expenses at ITCTransmission explained above was partially offset by the acquisition of METC in October 2006, which resulted in additional maintenance of $4.7 million primarily for vegetation management, equipment inspections, and transmission structure maintenance, $2.2 million for easement payments to Consumers Energy, $1.1 million for training of contractors, $0.4 million for ancillary services and $1.6 million for system monitoring and control.

General and administrative expenses

Year Ended December 31, 2007 compared to Year Ended December 31, 2006

The increase in general and administrative expenses consisted of $9.4 million due to higher compensation and benefits expenses primarily resulting from personnel additions for administrative functions needed to support our increased level of activities, $2.2 million due to higher professional advisory and consulting services, $4.9 million due to higher business expenses including information technology support and contract labor and $0.5 million due to higher insurance premiums, all of which include incremental costs incurred as a result of the METC acquisition. In addition, general and administrative expenses increased by $2.6 million due to expenses under the special bonus plans as described in Note 14 to the consolidated financial statements, and due to offering costs of $0.6 million associated with a securities offering by International Transmission Holdings Limited Partnership, formerly our largest shareholder. Expenses also increased by $1.4 million at ITC Grid Development and its subsidiaries for salaries, benefits and general business expenses not included in the increases explained above.

Year Ended December 31, 2006 compared to Year Ended December 31, 2005

General and administrative expenses increased by $5.3 million due to higher compensation and benefits expenses primarily resulting from personnel additions for administrative functions needed to support our increased level of activities, $3.8 million due to higher professional advisory and consulting services, $2.6 million due to higher business expenses primarily for information technology support, contract labor and travel and $0.9 million due to higher insurance premiums, all of which include incremental costs incurred by METC subsequent to the acquisition. Expenses also increased by $1.5 million due to a reduction of general and administrative expenses capitalized to property, plant and equipment, $1.2 million due to expenses under the special bonus plans, $0.4 million due to costs associated with ITC Holdings' transfer agent and compensation of our board of directors in 2006 as a result of our initial public offering in 2005 and $0.3 million due to stock compensation expense primarily from the July 2005 option awards and the August 2006 long-term incentive plan awards. In addition, general and administrative expenses increased by $0.5 million at ITC Grid Development and its subsidiaries for salaries, benefits and general business expenses incurred in 2006 for which there were no amounts in 2005. These increases were partially offset by a decrease in management expenses of $0.8 million due to the termination of certain management agreements in 2005 following ITC Holdings' initial public offering of its common stock and a decrease in expenses of $0.6 million due to the settlement of an accounts receivable dispute in 2006.

Depreciation and amortization expenses

Depreciation and amortization expenses increased in 2007 and 2006 at ITCTransmission by $6.4 million and $3.6 million compared to 2006 and 2005, respectively, primarily due to a higher depreciable asset base resulting from property, plant and equipment additions during 2007, 2006 and 2005. The acquisition of METC in 2006 resulted in $17.7 million and $3.3 million of depreciation expense associated with property, plant and equipment recognized in 2007 and 2006, respectively. Additionally, we recognized amortization expense associated with the METC Regulatory Deferral and the METC ADIT Deferral of $6.2 million in 2007. Finally, we recognized $0.5 million of deprecation and amortization expenses at ITC Midwest in 2007.

Taxes other than income taxes

Year Ended December 31, 2007 compared to Year Ended December 31, 2006

Taxes other than income taxes increased due to property tax expenses of $8.0 million at METC during the year ended December 31, 2007, as compared to $1.5 million for the period October 10, 2006 through December 31, 2006. Additionally, property tax expenses at ITCTransmission increased by $3.4 million primarily due to ITCTransmission's 2006 capital additions, which are included in the assessments for 2007 personal property taxes. Taxes other than income taxes also increased by $0.8 million due to higher payroll taxes.

Year Ended December 31, 2006 compared to Year Ended December 31, 2005

Taxes other than income taxes increased due to higher property tax expenses at ITCTransmission of $4.7 million primarily due to a $2.8 million reduction of property tax expense recorded in the third quarter of 2005 relating to property tax settlements for previous years and due to ITCTransmission's 2005 capital additions, which are included in the assessments for 2006 personal property taxes. Additionally, METC incurred property tax expense of $1.5 million during 2006 subsequent to our acquisition of METC. Taxes other than income taxes also increased by $1.4 million due to higher Michigan Single Business Tax expenses and $0.5 million due to higher payroll taxes, partially attributable to the METC acquisition.

Termination of management agreements

The termination of management agreements in connection with our initial public offering resulted in $6.7 million of expense for the year ended December 31, 2005. There were no such expenses in 2007 or 2006.

Other expenses (income)

Year Ended December 31, 2007 compared to Year Ended December 31, 2006

Interest expense increased primarily due to higher borrowing levels to finance capital expenditures and to finance the METC acquisition. Additionally, METC recognized interest expense of $10.2 million during the year ended December 31, 2007 as compared to $2.8 million for the period October 10, 2006 through December 31, 2006.

AFUDC Equity increased due to increased property, plant and equipment expenditures and the resulting higher construction work in progress balances during 2007 compared to 2006. Additionally, METC recognized AFUDC Equity of $1.7 million during the year ended December 31, 2007 as compared $0.1 million for the period October 10, 2006 through December 31, 2006.

Other income increased primarily due to increases in trust assets in 2007 compared to 2006 and the resulting increase in interest and dividend income, as well as realized and unrealized gains on the trust assets.

Year Ended December 31, 2006 compared to Year Ended December 31, 2005

Interest expense increased primarily due to higher borrowing levels to finance our capital expenditures and to finance the acquisition of METC.

Allowance for equity funds used during construction increased due to increased construction projects and the resulting higher construction work in progress balances during 2006 compared to 2005.

The loss on extinguishment of debt in 2006 resulted from the breakage costs incurred to redeem MTH's $90.0 million Senior Secured Notes in November 2006.

Other income increased primarily due to higher interest income at ITC Holdings, resulting from excess cash on hand during the redemption notice period for the redemption of MTH's $90.0 million Senior Secured Notes.

Other expense increased as a result of $1.1 million incurred at ITC Holdings in 2006 relating to commitment fees paid for the bridge financing facility that secured financing for the acquisition of METC. The bridge facility secured for the METC acquisition was not drawn upon.

Income Tax Provision

Our effective tax rate was 33.3%, 29.2% and 35.3% for the years ended December 31, 2007, 2006 and 2005, respectively. The rates for 2007 and 2006 differed from our 35% statutory federal income tax rate primarily due to our accounting for the tax effects of AFUDC Equity. Our Regulated Operating Subsidiaries include taxes payable relating to AFUDC Equity in their actual net revenue requirements. The amount of income tax expense relating to AFUDC Equity is recognized as a regulatory asset and not included in the income tax provision. This accounting treatment became applicable for ITCTransmission and METC during 2006 upon receiving approval to use forward-looking Attachment O. We recognized a $2.7 million and $2.9 million reduction in income tax expense during 2007 and 2006, respectively, due to the recognition of a regulatory asset for AFUDC Equity. This accounting treatment was not applicable in the year ended December 31, 2005.

Liquidity and Capital Resources

We expect to fund our future capital requirements with cash from operations, our existing cash and cash equivalents and amounts available under our revolving credit agreements, subject to certain conditions. In addition, we may secure additional funding in the financial markets. We expect that our capital requirements will arise principally from our need to:

- Fund capital expenditures. We made investments in property, plant and equipment of $210.7 million and $75.5 million during the year ended December 31, 2007 at ITCTransmission and METC, respectively. We expect the total level of investment of our Regulated Operating Subsidiaries to be between $285.0 million and $340.0 million in 2008. Our plans with regard to property, plant and equipment investments are described in detail above under "Trends and Seasonality." Additionally, the other development activities described above under "Recent Developments — Development Activities" could result in significant capital expenditures.

- Fund working capital requirements.

- Fund our debt service requirements. During the year ended December 31, 2007, we paid $76.0 million of interest. We expect our interest payments to increase during 2008 compared to 2007 as a result of additional debt incurred in 2007 and 2008 in connection with the ITC Midwest acquisition of IP&L's transmission assets.

- Fund dividends to holders of our common stock. During 2007, we paid dividends of $48.2 million. During the third quarter of 2007, we raised our quarterly cash dividend to $0.290 per share from $0.275 per share. Our board of directors intends to further increase the dividend rate from time to time as necessary for the yield to remain competitive, subject to prevailing business conditions, applicable restrictions on dividend payments and the availability of capital resources.

- Fund contributions to our retirement plans. In 2007, we funded $4.0 million to our pension retirement plan, $1.1 million to our supplemental pension retirement benefit plans and $0.4 million to our postretirement plan.

- Fund business development expenses, consisting primarily of forecasted expenses of $3.8 million at ITC Grid Development and its subsidiaries in 2008. During 2007, we incurred expenses of $2.0 million at ITC Grid Development and its subsidiaries primarily relating to business development activities.

We believe that we have sufficient capital resources to meet our currently anticipated short-term needs. We rely on both internal and external sources of liquidity to provide working capital and to fund capital investments. We expect to continue to utilize our revolving credit agreements as needed to meet our other short-term cash requirements. As of December 31, 2007, we had consolidated indebtedness under our revolving credit agreements of $142.5 million, with unused capacity of $147.5 million. In October 2007, we borrowed under METC's revolving credit agreement to pay the METC rate case settlement amount of $20.0 million.

For our long-term capital requirements, we expect that we will need to obtain additional debt and equity financing. We expect to be able to obtain such additional financing as needed in amounts and upon terms that will be reasonably satisfactory to us.

Refer to Note 9 to the consolidated financial statements for the amounts and terms of our revolving credit agreements and other indebtedness. Additionally, refer to Note 4 to the consolidated financial statements for amounts issued in connection with our recent acquisitions of METC and transmission assets of IP&L, including the Bridge Facility, senior notes and first mortgage bonds.

Credit Ratings

Issuer	Issuance	Standard and Poor's Ratings Services (a)	Moody's Investor Service, Inc. (a)
ITC Holdings	Senior Notes	BBB–	Baa3
ITCTransmission	First Mortgage Bonds	BBB+	A3
METC	Senior Secured Notes	BBB	A3
ITC Midwest	First Mortgage Bonds	A–	A3

(a) All credit ratings are on a positive outlook.

We believe our investment-grade credit ratings should provide a significant degree of flexibility in obtaining funds on competitive terms. However, these credit ratings reflect the views of the rating agencies only. An explanation of the significance of these ratings may be obtained from each rating agency. Such ratings are not a recommendation to buy, sell, or hold debt securities, but rather an indication of creditworthiness. Any rating can be revised upward or downward or withdrawn at any time by a rating agency if it decides that the circumstances warrant the change. Each rating should be evaluated independently of any other rating.

Covenants

Our debt instruments include senior notes, secured notes, first mortgage bonds and revolving credit facilities containing numerous financial and operating covenants that place significant restrictions on, among other things, our ability to:

- incur additional indebtedness;

- engage in sale and lease-back transactions;

- create liens or other encumbrances;
- enter into mergers, consolidations, liquidations or dissolutions, or sell or otherwise dispose of all or substantially all of our assets;
- create or acquire subsidiaries; and
- pay dividends or make distributions on ITC Holdings and ITCTransmission's capital stock or METC's or ITC Midwest's member's capital.

We are currently in compliance with all debt covenants.

Cash Flows

The following table summarizes cash flows for the periods indicated:

(In thousands)	Year Ended December 31, 2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 73,296	$ 33,223	$ 34,671
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization expense	67,928	40,156	33,197
Attachment O revenue accrual (deferral)-net, including accrued interest	(20,325)	—	—
Deferred income taxes	36,650	13,230	18,625
Other	(1,523)	3,309	1,425
Changes in assets and liabilities, exclusive of changes shown separately	(20,242)	(28,050)	(26,244)
Net cash provided by operating activities	135,784	61,868	61,674
CASH FLOWS FROM INVESTING ACTIVITIES			
Expenditures for property, plant and equipment	(287,170)	(167,496)	(118,586)
ITC Midwest acquisition, including direct acquisition fees	(794,490)	—	—
METC acquisition, including direct acquisition fees and net of cash acquired	(254)	(495,645)	—
Other	6,384	1,697	5,650
Net cash used in investing activities	(1,075,530)	(661,444)	(112,936)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net borrowing/repayment of long-term debt	865,000	486,086	(46)
Net borrowing/repayment under revolving credit facilities	116,000	(49,800)	33,800
Issuance of common stock	3,402	202,253	54,187
Dividends on common stock	(48,168)	(38,307)	(17,433)
Other	(7,298)	(11,821)	(8,729)
Net cash provided by financing activities	928,936	588,411	61,779
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(10,810)	(11,165)	10,517
CASH AND CASH EQUIVALENTS — Beginning of period	13,426	24,591	14,074
CASH AND CASH EQUIVALENTS — End of period	$ 2,616	$ 13,426	$ 24,591

Cash Flows From Operating Activities

Year Ended December 31, 2007 compared to Year Ended December 31, 2006

The increase in cash provided by operating activities was primarily due to higher network revenues billed of $164.0 million, higher point-to-point revenues of $12.3 million and higher scheduling control and dispatch revenues of $6.4 million. The increase was partially offset by higher operating and maintenance expenses, general and administrative expenses and taxes other than income tax expenses in 2007 of $46.0 million, $21.5 million and $11.2 million, respectively, primarily as a result of the acquisition of METC. Additionally, we made $33.5 million of additional interest payments (excluding interest capitalized) during the year ended December 31, 2007 compared to the same period in 2006 due primarily to higher outstanding balances of long-term debt.

Year Ended December 31, 2006 compared to Year Ended December 31, 2005

Operating cash flows were consistent year over year, with various offsetting factors. Increases in operating cash flows were due to higher network revenues of $29.9 million primarily as a result of the acquisition of METC, lower operation and maintenance expenses in 2006 of $12.9 million, lower point-to-point revenue refunds of $12.3 million and the amounts paid in 2005 for termination of management agreements of $6.7 million. This was offset by lower point-to-point revenues of $13.3 million, higher interest payments of $15.4 million due to additional debt outstanding during 2006, higher general and administrative expenses of $15.4 million in 2006 and amounts paid in 2006 relating to the 2005 accelerated maintenance program.

Cash Flows From Investing Activities

Year Ended December 31, 2007 compared to Year Ended December 31, 2006

The increase in cash used in investing activities was primarily due to the ITC Midwest acquisition in 2007 and higher expenditures for property, plant and equipment.

Year Ended December 31, 2006 compared to Year Ended December 31, 2005

The increase in cash used in investing activities was primarily due to the acquisition of METC in 2006 and higher expenditures for property, plant and equipment.

Cash Flows From Financing Activities

Year Ended December 31, 2007 compared to Year Ended December 31, 2006

Net cash provided by financing activities increased due to the 2007 issuances of $100.0 million of ITC Holdings' Senior Notes, Series A and Series B and the $765.0 million ITC Holdings Bridge Facility. Cash from financing activities also increased due to the net increase in borrowings of $165.8 million under our revolving credit facilities in 2007 compared to 2006 and the redemption or repayment of $123.5 million of long-term debt in 2006. These increases were partially offset by proceeds from the financings in 2006 associated with the METC acquisition, including the issuance of $510.0 million of ITC Holdings' Senior Notes and the offering of common shares of $200.5 million (net of underwriters discount and other offering fees). Additionally in 2006, ITCTransmission issued $100.0 million of First Mortgage Bonds to finance investments in property, plant and equipment. The increases were also offset by an increase in dividends paid on common stock of $9.9 million due primarily to the increase in outstanding common shares in 2007 as compared to 2006 and, to a lesser extent, an increase in the dividend rate per share during 2007.

Year Ended December 31, 2006 compared to Year Ended December 31, 2005

The increase was due primarily to proceeds from the issuance of $510.0 million of ITC Holdings' Senior Notes and proceeds from an offering of common shares of $200.5 million to finance the METC acquisition.

Additionally, ITCTransmission issued $100.0 million of First Mortgage Bonds to finance investments in property, plant and equipment.

These increases were partially offset by the redemption of $90.0 million of MTH Senior Secured Notes, the repayment of amounts borrowed under our revolving credit facilities, the repayment of $28.1 million of outstanding principal and interest obligations to independent power producers and higher dividend payments during 2006.

Contractual Obligations

The following table details our contractual obligations as of December 31, 2007:

(In thousands)	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
Long-term debt:					
ITC Holdings Senior Notes	$ 877,000	$ —	$ —	$267,000	$ 610,000
ITC Holdings Bridge Facility(a)	765,000	765,000	—	—	—
ITC Holdings revolving credit facility	46,100	—	—	46,100	—
ITCTransmission First Mortgage Bonds	285,000	—	—	185,000	100,000
ITCTransmission/METC revolving credit facility	96,400	—	—	96,400	—
METC Senior Secured Notes	175,000	—	—	—	175,000
Interest payments:					
ITC Holdings Senior Notes	727,071	51,390	154,171	96,395	425,115
ITC Holdings Bridge Facility(a)	2,719	2,719	—	—	—
ITCTransmission First Mortgage Bonds	218,677	14,358	43,073	24,965	136,281
METC Senior Secured Notes	80,054	10,063	30,188	20,125	19,678
Operating leases	990	774	216	—	—
Deferred payables	2,444	1,222	1,222	—	—
Purchase obligations	53,196	41,237	11,959	—	—
METC Easement Agreement	430,000	10,000	30,000	20,000	370,000
Total obligations	$3,759,651	$896,763	$270,829	$755,985	$1,836,074

(a) The $2.7 million interest payment for the ITC Holdings Bridge Facility includes only the amount paid upon repayment of the facility in January 2008. Not included in our contractual obligations as of December 31, 2007 are our expected interest payments of $17.7 million in 2008 and $34.1 million annually thereafter until maturity (interest payable on January 31 and July 31) relating to the debt issuances in January 2008 used to repay the ITC Holdings Bridge Facility. See Note 9 to the consolidated financial statements for terms of the debt issuances in January 2008 to repay the ITC Holdings Bridge Facility.

Interest payments included above relate only to our fixed-rate long-term debt outstanding at December 31, 2007. We also expect to pay interest and commitment fees under our variable-rate revolving credit facilities that have not been included above due to varying amounts of borrowings and interest rates under the facilities.

Purchase obligations represent commitments for materials, services and equipment that had not been received as of December 31, 2007, primarily for construction and maintenance projects for which we have an executed contract. The majority of the items relate to materials and equipment that have long production lead times.

The Easement Agreement provides METC with an easement for transmission purposes and rights-of-way, leasehold interests, fee interests and licenses associated with the land over which the transmission lines cross. The cost for use of the rights-of-way is $10.0 million per year. The term of the Easement Agreement runs through December 31, 2050 and is subject to 10 automatic 50-year renewals thereafter. Payments to Consumers Energy under the Easement Agreement are charged to operation and maintenance expense.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The preparation of these financial statements requires the application of appropriate technical accounting rules and guidance, as well as the use of estimates. The application of these policies necessarily involves judgments regarding future events. These estimates and judgments, in and of themselves, could materially impact the consolidated financial statements and disclosures based on varying assumptions, as future events rarely develop exactly as forecasted, and the best estimates routinely require adjustment.

The following is a list of accounting policies that are most significant to the portrayal of our financial condition and results of operations and/or that require management's most difficult, subjective or complex judgments.

Regulation

Nearly all of our Regulated Operating Subsidiaries' business is subject to regulation by the FERC. As a result, we apply accounting principles in accordance with Statement of Financial Accounting Standards No. 71, *Accounting for the Effects of Certain Types of Regulation* ("SFAS 71"). Use of SFAS 71 results in differences in the application of GAAP between regulated and non-regulated businesses. SFAS 71 requires the recording of regulatory assets and liabilities for certain transactions that would have been treated as expense or revenue in non-regulated businesses. Future regulatory changes or changes in the competitive environment could result in discontinuing the application of SFAS 71. If we were to discontinue the application of SFAS 71 on our Regulated Operating Subsidiaries' operations, we may be required to record losses of $136.0 million relating to the regulatory assets at December 31, 2007 that are described in Note 7 to the consolidated financial statements. We also may be required to record losses of $55.4 million relating to intangible assets at December 31, 2007 that are described in Note 6 to the consolidated financial statements. Additionally, we may be required to record gains of $189.7 million relating to regulatory liabilities at December 31, 2007, primarily for asset removal costs that have been accrued in advance of incurring these costs.

We believe that currently available facts support the continued applicability of SFAS 71 and that all regulatory assets and liabilities are recoverable or refundable under our current rate environment.

Revenue Recognition under Forward-Looking Attachment O

Beginning January 1, 2007, under forward-looking Attachment O, ITCTransmission and METC recover expenses and earn a return on and recover investments in transmission on a current rather than a lagging basis. Forward-looking Attachment O was effective for ITC Midwest beginning January 1, 2008. Under the forward-looking Attachment O formula, our Regulated Operating Subsidiaries use forecasted expenses, additions to in-service property, plant and equipment, point-to-point revenues, network load and other items for the upcoming calendar year to establish rates for service on the their systems from January 1 to December 31 of that year. The forward-looking Attachment O formula includes a true-up mechanism, whereby our Regulated Operating Subsidiaries compare their actual net revenue requirements to their billed revenues for each year.

The true-up mechanism meets the requirements of Emerging Issues Task Force No. 92-7, *Accounting by Rate-Regulated Utilities for the Effects of Certain Alternative Revenue Programs* ("EITF 92-7"). Accordingly, revenue is recognized for services provided during each reporting period based on actual net revenue requirements calculated using forward-looking Attachment O. Our Regulated Operating Subsidiaries accrue or defer revenues to the extent that the actual net revenue requirement for the reporting period is higher or lower, respectively, than the amounts billed relating to that reporting period. The true-up amount is automatically reflected in customer bills within two years under the provisions of forward-looking Attachment O.

ITCTransmission's Attachment O Rate Freeze Revenue Deferral

ITCTransmission's rate freeze revenue deferral resulted from the difference between the revenue ITCTransmission would have collected under Attachment O and the actual revenue ITCTransmission received based on the frozen rate of $1.075 kw/month for the period from February 28, 2003 through December 31, 2004. The cumulative revenue deferral at December 31, 2005 was $59.7 million ($38.8 million net of tax). The revenue deferral and related taxes are not reflected as an asset or as revenue in our consolidated financial statements because they do not meet the criteria to be recorded as regulatory assets in accordance with SFAS 71 or EITF 92-7. SFAS 71 provides that an enterprise shall capitalize all or part of an incurred cost that would otherwise be charged to expense if certain criteria are met, including whether it is probable that future revenue in an amount at least equal to the capitalized cost will result from inclusion of that cost in allowable costs for ratemaking purposes. Although the amortization of the revenue deferral is an allowable component of rates based on the FERC's approval obtained for this item, the revenue deferral does not represent an incurred cost. Rather, it is a delayed recovery of revenue based on many components of our tariff rate, including incurred costs, rate base, capital structure, network load and other components of Attachment O. EITF 92-7 provides that a regulated enterprise should recognize revenue for other than incurred costs if the revenue program meets certain criteria. The revenue deferral did not satisfy the criteria of EITF 92-7 to record the revenue deferral in the year it was determined, as the amounts will not be collected within two years following the end of the year in which the amount was established. We will recognize revenues from June 2006 through December 2011 as the revenue deferral amount is amortized for ratemaking on a straight-line basis and included in Attachment O.

Purchase Accounting

We accounted for ITC Midwest's acquisition of the IP&L transmission assets using the purchase method, prescribed by Statement of Financial Accounting Standards No. 141, *Business Combinations*, ("SFAS 141"). Estimates have been made in valuing certain assets and liabilities in the balance sheet. Management makes assumptions of fair value based upon historical experience and other information obtained. Assumptions may be incomplete, and unanticipated events and circumstances may occur which may affect the validity of such assumptions, estimates, or actual results. The estimated value of assets and liabilities acquired are preliminary as of December 31, 2007. We expect to obtain information necessary to finalize the values during 2008.

Our acquisitions of ITCTransmission and METC were also accounted for using the purchase method. The provisions of our acquisition of ITCTransmission from DTE Energy required an adjustment to the original $610.0 million acquisition price based on the closing balance sheet at February 28, 2003 prepared by DTE Energy. Subsequent to February 28, 2003 and through 2007, ITC Holdings and DTE Energy negotiated adjustments to the purchase price relating to the acquisition for various property, plant and equipment, inventory, and other closing balance sheet items related to our acquisition of ITCTransmission. We do not expect any further adjustments to the purchase price for ITCTransmission. Additionally, we do not expect any further significant purchase price adjustments for METC. Certain tax-related items included in the purchase accounting assets and liabilities of METC may be adjusted in the future as permitted under SFAS 141, as revised by Statement of Financial Accounting Standards No. 141(R) *Business Combinations*. See Note 3 to the consolidated financial statements.

Each of our Regulated Operating Subsidiaries is a regulated utility; therefore, in accordance with SFAS 71, the fair value of the majority of the assets acquired and liabilities assumed did not change significantly as a result of applying purchase accounting. As discussed below under "Goodwill," a significant amount of goodwill resulted from these acquisitions, which will require impairment testing on at least an annual basis.

Contingent Obligations

We are subject to a number of federal and state laws and regulations, as well as other factors and conditions that potentially subject us to environmental, litigation, income tax, and other risks. We periodically evaluate our exposure to such risks and record reserves for those matters where a loss is considered probable and reasonably estimable in accordance with GAAP. The adequacy of reserves can be significantly affected by external events or conditions that can be unpredictable; thus, the ultimate outcome of such matters could materially affect our financial statements. These events or conditions include the following:

- Changes in existing state or federal regulation by governmental authorities having jurisdiction over air quality, water quality, control of toxic substances, hazardous and solid wastes, and other environmental matters.
- Changes in existing income tax regulations or changes in Internal Revenue Service interpretations of existing regulations.
- Identification and evaluation of potential lawsuits or complaints in which we may be or have been named as a defendant.
- Resolution or progression of existing matters through the legislative process, the courts, the Internal Revenue Service, or the Environmental Protection Agency.

Valuation of Goodwill

We have goodwill resulting from our acquisitions of ITCTransmission, METC and ITC Midwest. In accordance with Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), we are required to perform an impairment test annually or whenever events or circumstances indicate that the value of goodwill may be impaired. In order to perform these impairment tests, we determined fair value using quoted market prices in active markets, and valuation techniques based on discounted future cash flows under various scenarios and also considered estimates of market-based valuation multiples for companies within our Regulated Operating Subsidiaries' peer group. The market-based multiples involve judgment regarding the appropriate peer group and the appropriate multiple to apply in the valuation and the cash flow estimates involve judgments based on a broad range of assumptions, information and historical results. To the extent estimated market-based valuation multiples and/or discounted cash flows are revised downward, we may be required to write down all or a portion of goodwill, which would adversely impact earnings. As of December 31, 2007, consolidated goodwill totaled $959.0 million and we determined that no impairment existed at ITCTransmission or METC as of our goodwill impairment testing date of October 1, 2007. ITC Midwest will also use an October 1 impairment testing date beginning October 1, 2008. There were no events that occurred subsequent to ITC Midwest's acquisition on December 20, 2007 that required us to assess ITC Midwest's goodwill for impairment.

Valuation of Share-Based Payment

Our accounting for stock-based compensation requires us to determine the fair value of shares of ITC Holdings' common stock. Prior to becoming a publicly traded company in July 2005, the fair value of ITC Holdings' common stock was determined using a discounted future cash flow method, which is a valuation technique that is acceptable for privately-held companies. Cash flow estimates involve judgments based on a broad range of assumptions, information and historical results. In the event different assumptions were used, it would have resulted in a different fair value of ITC Holdings' common stock which would impact the amount of compensation expense recognized related to our stock-based awards. Since July 2005, we use the value of ITC Holdings' common stock at the date of grant in the calculation of the fair value of our stock-based awards. The fair value of stock options held by our employees is determined using a Black-Scholes option valuation method, which is a valuation technique that is acceptable for stock based compensation accounting. In the event different assumptions were used for volatility, risk-free interest rate, or expected lives, a different option value would be derived.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a material effect on our financial condition.

Recent Accounting Pronouncements

See Note 3 to the consolidated financial statements.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Commodity Price Risk

We have commodity price risk at our Regulated Operating Subsidiaries arising from market price fluctuations for materials such as copper, aluminum, steel, oil and gas and other goods used in construction and maintenance activities. Higher costs of these materials are passed on to us by the contractors for these activities. These items affect only cash flows, as the amounts are included as components of net revenue requirement under Attachment O.

Interest Rate Risk

Fixed Rate Long Term Debt

Based on the borrowing rates currently available for bank loans with similar terms and average maturities, the fair value of our consolidated long-term debt, excluding revolving credit facilities and the ITC Holdings Bridge Facility, was $1,297.1 million at December 31, 2007. The total book value of our consolidated long-term debt, excluding revolving credit facilities and the ITC Holdings Bridge Facility, was $1,335.9 million at December 31, 2007. We performed an analysis calculating the impact of changes in interest rates on the fair value of long-term debt, excluding revolving credit facilities and the ITC Holdings Bridge Facility, at December 31, 2007. An increase in interest rates of 10%, from 6.0% to 6.6% for example, at December 31, 2007 would decrease the fair value of debt by $57.9 million, and a decrease in interest rates of 10% at December 31, 2007 would increase the fair value of debt by $72.4 million.

Revolving Credit Facilities

At December 31, 2007, ITC Holdings, ITCTransmission and METC had $46.1 million, $78.5 million and $17.9 million outstanding, respectively, under their revolving credit facilities which are variable rate loans and therefore fair value approximates book value. A 10% increase in ITC Holdings', ITCTransmission's and METC's short-term borrowing rate, from 6.0% to 6.6% for example, would increase interest expense by $0.9 million for an annual period on a constant borrowing level of $142.5 million.

ITC Holdings Bridge Facility

At December 31, 2007, we had $765.0 million outstanding under the Bridge Facility, for which fair value approximates book value.

Credit Risk

Our credit risk is primarily with Detroit Edison and Consumers Energy, which were responsible for approximately 55.4% and 32.3%, respectively, of our consolidated total operating revenues for 2007. Under Detroit Edison's and Consumers Energy's current rate structure, Detroit Edison and Consumers Energy include in their retail rates the actual cost of transmission services provided by ITCTransmission and METC in their billings to their customers, effectively passing through to end-use consumers the total cost of transmission service. However, any financial difficulties experienced by Detroit Edison or Consumers Energy may affect their ability to make payments for transmission service to ITCTransmission and METC which could negatively impact our business. Additionally, subsequent to ITC Midwest's acquisition on December 20, 2007, IP&L is expected to be a significant debtor. IP&L currently includes in their retail rates an allowance for transmission services provided by ITC Midwest in their billings to their customers. MISO, as our Regulated Operating Subsidiaries' billing agent, bills Detroit Edison, Consumers Energy, IP&L and other customers on a monthly basis and collects fees for the use of our transmission systems. MISO has implemented strict credit policies for its members' customers, which include customers using our transmission systems. In general, if these customers do not maintain their investment grade credit rating or have a history of late payments, MISO may require them to provide MISO with a letter of credit or cash deposit equal to the highest monthly invoiced amount over the previous twelve months.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

The following financial statements and schedules are included herein:

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable, not absolute, assurance as to the reliability of our financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. Internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, internal control over financial reporting determined to be effective can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect all misstatements.

Under management's supervision, an evaluation of the design and effectiveness of our internal control over financial reporting was conducted based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our assessment included extensive documenting, evaluating and testing of the design and operating effectiveness of our internal control over financial reporting. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2007.

On December 20, 2007, ITC Midwest acquired the electric transmission assets of Interstate Power & Light. This acquired business was excluded from the scope of management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2007. ITC Midwest constituted 0.6% of our 2007 consolidated revenues and 26.5% of our consolidated total assets as of December 31, 2007.

Deloitte & Touche LLP, an independent registered public accounting firm, as auditors of our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2007. Deloitte & Touche LLP's report, which expresses an unqualified opinion on the effectiveness of our internal control over financial reporting, is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
ITC Holdings Corp.:

We have audited the internal control over financial reporting of ITC Holdings Corp. and subsidiaries (the "Company") as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

As described in Management's Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at ITC Midwest, which acquired the transmission business of Interstate Power & Light Company on December 20, 2007 and whose financial statements constitute 0.6% of total revenues and 26.5% of total assets of the consolidated financial statement amounts as of and for the year ended December 31, 2007. Accordingly, our audit did not include the internal control over financial reporting at ITC Midwest.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2007 of the Company and our report dated February 29, 2008 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ DELOITTE & TOUCHE LLP

Detroit, Michigan
February 29, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
ITC Holdings Corp.:

We have audited the accompanying consolidated statements of financial position of ITC Holdings Corp. and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 29, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Detroit, Michigan
February 29, 2008

ITC HOLDINGS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In thousands, except share data)	December 31, 2007	December 31, 2006
ASSETS		
Current assets		
Cash and cash equivalents	$ 2,616	$ 13,426
Restricted cash	—	4,565
Accounts receivable	40,919	35,325
Inventory	26,315	25,408
Deferred income taxes	2,689	21,023
Other	3,518	9,926
Total current assets	76,057	109,673
Property, plant and equipment (net of accumulated depreciation and amortization of $879,843 and $608,956, respectively)	1,960,433	1,197,862
Other assets		
Goodwill	959,042	624,385
Intangible assets (net of accumulated amortization of $3,025 and $0, respectively)	55,382	58,407
Regulatory assets- acquisition adjustments	86,054	91,443
Regulatory assets- Attachment O revenue accrual (including accrued interest of $552)	20,537	—
Other regulatory assets	29,449	26,183
Deferred financing fees (net of accumulated amortization of $5,138 and $4,817, respectively)	14,201	14,490
Other	12,142	6,354
Total other assets	1,176,807	821,262
TOTAL ASSETS	$3,213,297	$2,128,797
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 47,627	$ 33,295
Accrued payroll	8,928	5,192
Accrued interest	23,088	18,915
Accrued taxes	15,065	14,152
ITC Midwest acquisition additional purchase price accrual	5,402	—
METC rate case accrued liability	—	20,000
Other	6,317	8,012
Total current liabilities	106,427	99,566
Accrued pension and postretirement liabilities	13,934	11,050
Deferred income taxes	90,617	75,730
Regulatory liabilities	189,727	138,726
Other	6,093	9,203
Long-term debt	2,243,424	1,262,278
STOCKHOLDERS' EQUITY		
Common stock, without par value, 100,000,000 shares authorized, 42,916,852 and 42,395,760 shares issued and outstanding at December 31, 2007 and 2006, respectively	532,103	526,485
Retained earnings	31,864	6,714
Accumulated other comprehensive loss	(892)	(955)
Total stockholders' equity	563,075	532,244
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$3,213,297	$2,128,797

See notes to consolidated financial statements.

ITC HOLDINGS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)	Year Ended December 31, 2007	2006	2005
OPERATING REVENUES	$ 426,249	$ 223,622	$ 205,274
OPERATING EXPENSES			
Operation and maintenance	81,406	35,441	48,310
General and administrative	62,089	40,632	25,198
Depreciation and amortization	67,928	40,156	33,197
Taxes other than income taxes	33,340	22,156	13,982
Termination of management agreements	—	—	6,725
Gain on sale of assets	(688)	(842)	—
Total operating expenses	244,075	137,543	127,412
OPERATING INCOME	182,174	86,079	77,862
OTHER EXPENSES (INCOME)			
Interest expense	81,863	42,049	28,128
Allowance for equity funds used during construction	(8,145)	(3,977)	(2,790)
Loss on extinguishment of debt	349	1,874	—
Other income	(3,457)	(2,348)	(1,700)
Other expense	1,618	1,629	615
Total other expenses (income)	72,228	39,227	24,253
INCOME BEFORE INCOME TAXES	109,946	46,852	53,609
INCOME TAX PROVISION	36,650	13,658	18,938
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	73,296	33,194	34,671
CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE (NET OF TAX OF $16)	—	29	—
NET INCOME	$ 73,296	$ 33,223	$ 34,671
Basic earnings per share	$ 1.73	$ 0.95	$ 1.10
Diluted earnings per share	$ 1.68	$ 0.92	$ 1.06
Weighted-average basic shares	42,298,478	35,048,049	31,455,065
Weighted-average diluted shares	43,541,306	36,236,944	32,729,842
Dividends declared per common share	$ 1.130	$ 1.075	$ 0.525

See notes to consolidated financial statements.

ITC HOLDINGS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

	Common Stock		Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total Stockholders' Equity	Comprehensive Income
	Shares	Amount				
(In thousands, except share data)						
BALANCE, DECEMBER 31, 2004	30,679,240	$202,048	$ (5,446)	$ —	$196,602	
Net income	—	—	34,671	—	34,671	$34,671
Issuance of common stock	2,500,000	53,905	—	—	53,905	—
Repurchase and retirement of common stock	(28,732)	(804)	—	—	(804)	—
Common stock issuance costs	—	(7,083)	—	—	(7,083)	—
Stock option exercises	37,649	282	—	—	282	—
Dividends declared on common stock	—	—	(17,433)	—	(17,433)	—
Issuance of restricted stock	50,502	—	—	—	—	—
Forfeiture of restricted stock	(10,021)	—	—	—	—	—
Amortization of stock-based compensation, net of forfeitures	—	2,274	—	—	2,274	—
Excess tax deductions for stock compensation	—	1,059	—	—	1,059	—
Minimum pension liability adjustment, net of tax $92	—	—	—	(172)	(172)	(172)
Comprehensive income						$34,499
BALANCE, DECEMBER 31, 2005	33,228,638	$251,681	$ 11,792	$(172)	$263,301	
Net income	—	—	33,223	—	33,223	$33,223
Issuance of common stock	6,580,987	200,549	—	—	200,549	—
Issuance of common stock in MTH and METC Acquisition	2,195,045	72,458	—	—	72,458	—
Repurchase and retirement of common stock	(30,605)	(1,040)	—	—	(1,040)	—
Common stock issuance costs	—	(2,364)	—	—	(2,364)	—
Dividends declared on common stock	—	—	(38,307)	—	(38,307)	—
Stock option exercises	191,685	1,704	—	—	1,704	—
Issuance of restricted stock	236,160	—	—	—	—	—
Forfeiture of restricted stock	(6,150)	—	6	—	6	—
Amortization of stock-based compensation, net of forfeitures	—	3,497	—	—	3,497	—
Settlement of interest rate lock cash flow hedges, net of tax $522	—	—	—	(969)	(969)	(969)
Amortization of interest rate lock cash flow hedges, net of tax $8	—	—	—	14	14	14
Minimum pension liability adjustment, net of tax $174, Note 3	—	—	—	(322)	(322)	(322)
Comprehensive income						$31,946
Reclassify the accumulated minimum pension liability adjustment to other regulatory assets, net of tax $266, Note 3	—	—	—	494	494	
BALANCE, DECEMBER 31, 2006	42,395,760	$526,485	$ 6,714	$(955)	$532,244	
Net income	—	—	73,296	—	73,296	$73,296
Repurchase and retirement of common stock	(41,867)	(1,841)	—	—	(1,841)	—
Common stock issuance costs	—	(5)	—	—	(5)	—
Dividends declared on common stock	—	—	(48,168)	—	(48,168)	—
Stock option exercises	351,172	3,081	—	—	3,081	—
Shares issued under the Employee Stock Purchase Plan	8,922	321	—	—	321	—
Issuance of restricted stock	228,644	—	—	—	—	—
Forfeiture of restricted stock	(25,779)	—	22	—	22	—
Amortization of stock-based compensation, net of forfeitures	—	4,062	—	—	4,062	—
Amortization of interest rate lock cash flow hedges, net of tax $34	—	—	—	63	63	63
Comprehensive income						$73,359
BALANCE, DECEMBER 31, 2007	42,916,852	$532,103	$ 31,864	$(892)	$563,075	

See notes to consolidated financial statements.

ITC HOLDINGS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	Year Ended December 31, 2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 73,296	$ 33,223	$ 34,671
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization expense	67,928	40,156	33,197
Attachment O revenue accrual — net, including accrued interest	(20,325)	—	—
Deferred income tax expense	36,650	13,230	18,625
Allowance for equity funds used during construction	(8,145)	(3,977)	(2,790)
Stock-based compensation expense	3,377	3,006	1,801
Amortization of loss on reacquired debt, deferred financing fees and debt discount	4,201	3,333	3,334
Other	(956)	947	(920)
Changes in assets and liabilities, exclusive of changes shown separately:			
Accounts receivable	(3,023)	996	(4,046)
Inventory	(18,016)	(3,431)	(5,646)
Other current assets	6,469	(4,834)	(1,235)
Accounts payable	9,533	(17,938)	3,729
Accrued interest	4,172	4,112	191
Accrued taxes	779	2,130	(5,453)
METC rate case accrued liability	(20,000)	—	—
Point-to-point revenues due to customers	—	(631)	(12,903)
Other current liabilities	449	(7,514)	479
Long-term assets and liabilities, net	(605)	(940)	(1,360)
Net cash provided by operating activities	135,784	61,868	61,674
CASH FLOWS FROM INVESTING ACTIVITIES			
Expenditures for property, plant and equipment	(287,170)	(167,496)	(118,586)
Acquisition of IP&L transmission assets	(783,113)	—	—
IP&L transmission assets direct acquisition fees	(11,377)	—	—
Acquisition of MTH and METC, net of cash acquired	—	(484,189)	—
MTH and METC direct acquisition fees	(254)	(11,456)	—
Other	6,384	1,697	5,650
Net cash used in investing activities	(1,075,530)	(661,444)	(112,936)
CASH FLOWS FROM FINANCING ACTIVITIES			
Issuance of long-term debt	865,000	609,627	—
Repayment of long-term debt	—	(123,541)	(46)
Issuance of ITC Holdings' term-loan agreement	25,000	—	—
Repayment of ITC Holdings' term-loan agreement	(25,000)	—	—
Borrowings under revolving credit facilities	678,200	128,400	74,300
Repayments of revolving credit facilities	(562,200)	(178,200)	(40,500)
Issuance of common stock	3,402	202,253	54,187
Common stock issuance costs	(48)	(2,321)	(7,083)
Repurchase and retirement of common stock	(1,841)	(1,040)	(804)
Dividends on common stock	(48,168)	(38,307)	(17,433)
Debt issuance costs	(5,409)	(6,969)	(842)
Settlement on interest rate lock cash flow hedge	—	(1,491)	—
Net cash provided by financing activities	928,936	588,411	61,779
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(10,810)	(11,165)	10,517
CASH AND CASH EQUIVALENTS — Beginning of period	13,426	24,591	14,074
CASH AND CASH EQUIVALENTS — End of period	$ 2,616	$ 13,426	$ 24,591

See notes to consolidated financial statements.

ITC HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL

ITC Holdings Corp. ("ITC Holdings", and together with its subsidiaries, "we," "our" or "us") was incorporated for the purpose of acquiring International Transmission Company ("ITCTransmission") from DTE Energy Company ("DTE Energy"). Following the approval of the transaction by the Federal Energy Regulatory Commission (the "FERC"), ITC Holdings acquired the outstanding ownership interests of ITCTransmission on February 28, 2003.

On October 10, 2006, ITC Holdings acquired an indirect ownership of all the partnership interests in Michigan Transco Holdings, Limited Partnership ("MTH"), the sole member of Michigan Electric Transmission Company, LLC ("METC").

On December 20, 2007, ITC Midwest LLC ("ITC Midwest"), a wholly owned subsidiary of ITC Holdings, completed the acquisition of the transmission assets of Interstate Power and Light Company, LLC ("IP&L"), an Alliant Energy Corporation subsidiary.

ITCTransmission, METC and ITC Midwest (together, our "Regulated Operating Subsidiaries") are independent electric transmission utilities, with rates regulated by the FERC and established on a cost-of service model. ITCTransmission's service area is located in southeastern Michigan and METC's service area covers approximately two-thirds of Michigan's lower-peninsula and is contiguous with ITCTransmission's service area with nine interconnection points. ITC Midwest's service area is located in portions of Iowa, Minnesota, Illinois and Missouri. The Midwest Independent Transmission System Operator, Inc. ("MISO") bills and collects revenues from our Regulated Operating Subsidiaries' customers at FERC-approved rates.

2. SIGNIFICANT ACCOUNTING POLICIES

A summary of the major accounting policies followed in the preparation of the accompanying consolidated financial statements, which conform to accounting principles generally accepted in the United States of America ("GAAP"), is presented below:

Principles of Consolidation — ITC Holdings consolidates its majority owned subsidiaries. We eliminate all intercompany balances and transactions.

Use of Estimates — The preparation of the consolidated financial statements in accordance with GAAP requires us to make estimates and assumptions that impact the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results may differ from these estimates.

Regulation — Our Regulated Operating Subsidiaries are subject to the regulatory jurisdiction of the FERC, which issues orders pertaining to rates, recovery of certain costs, including the costs of transmission assets and regulatory assets, conditions of service, accounting, financing authorization and operating-related matters. The electric transmission operations of our Regulated Operating Subsidiaries meet the criteria of Statement of Financial Accounting Standards No. 71, *Accounting for the Effects of Certain Types of Regulation* ("SFAS 71"). This accounting standard recognizes the cost-based rate setting process, which results in differences in the application of GAAP between regulated and non-regulated businesses. SFAS 71 requires the recording of regulatory assets and liabilities for transactions that would have been recorded as revenue and expense in non-regulated businesses. Regulatory assets represent costs that will be included as a component of future tariff rates and regulatory liabilities represent amounts provided in the current tariff rates that are intended to recover costs expected to be incurred in the future or amounts to be refunded to customers.

Cash and Cash Equivalents — We consider all unrestricted highly-liquid temporary investments with an original maturity of three months or less at the date of purchase to be cash equivalents.

Restricted cash — As of December 31, 2006, we recorded $4.6 million as restricted cash on our consolidated statement of financial position for amounts held on deposit with one of METC's insurance providers pursuant to a transmission poles, towers and lines risk finance program. In 2007, METC cancelled the previous insurance policy and the amounts that had been held on deposit were remitted to METC and are no longer restricted. As of December 31, 2007 we had no restricted cash balance.

Consolidated Statements of Cash Flows — The following table presents certain supplementary cash flows information for the years ended December 31, 2007, 2006 and 2005:

	Year Ended December 31,		
(In thousands)	2007	2006	2005
Interest paid (excluding interest capitalized)	$73,489	$ 40,038	$24,603
Income taxes paid	2,058	561	180
Supplementary non-cash investing and financing activities:			
Conversion of restricted stock to ITC Holdings' common stock	$ 1,266	$ 926	$ 885
Additions to property, plant and equipment(a)	33,998	33,282	14,280
Allowance for equity funds used during construction	8,145	3,977	2,790
ITC Holdings common stock issued in the METC acquisition	—	72,458	—
Assumption of MTH and METC debt and other long term interest bearing obligations	—	307,749	—
ITCTransmission purchase price adjustment resulting in increased (decreased) property, plant and equipment	—	—	1,783

(a) Amounts consist of current liabilities for construction labor and materials that have not been included in investing activities. These amounts have not been paid for as of December 31, 2007, 2006 or 2005, respectively, but have been or will be included as a cash outflow from investing activities for expenditures for property, plant and equipment when paid.

Accounts Receivable — We recognize losses for uncollectible accounts based on specific identification of any such items. As of December 31, 2007 and 2006, we did not have an accounts receivable reserve.

Inventories — Materials and supplies inventories are valued at average cost.

Property, Plant and Equipment — Depreciation and amortization expense on property, plant and equipment was $58.7 million, $37.1 million and $30.2 million for 2007, 2006 and 2005, respectively.

Regulated Operating Subsidiaries — Property, plant and equipment, is stated at its original cost when first placed in service. The gross book value of assets retired less salvage proceeds is charged to accumulated depreciation. Depreciation is computed over the estimated useful lives of the assets using the straight-line method for financial reporting purposes and accelerated methods for income tax reporting purposes. The composite depreciation rate for our Regulated Operating Subsidiaries included in our consolidated statements of operations was 3.2%, 3.1% and 3.2% for 2007, 2006 and 2005, respectively. The composite depreciation rates include depreciation primarily on transmission station equipment, towers, poles and overhead and underground lines that have a useful life ranging from 36 to 75 years. The portion of depreciation expense related to asset removal costs is added to regulatory liabilities and removal costs incurred are deducted from regulatory liabilities. Our Regulated Operating Subsidiaries capitalize an allowance for the cost of equity and borrowings used during construction in accordance with FERC regulations. The allowance for the cost of borrowed funds used during construction of $2.6 million, $1.0 million and $0.7 million for 2007, 2006 and 2005, respectively, was a reduction to interest expense. The allowance for the cost of equity funds used during construction ("AFUDC Equity") was $8.1 million, $4.0 million and $2.8 million for 2007, 2006 and 2005, respectively.

ITC Holdings and non-regulated subsidiaries — Property, plant and equipment, is stated at its acquired cost. Proceeds from salvage less the net book value of assets disposed of is recognized as a gain or loss on disposal. Depreciation is computed based on the acquired cost less expected residual value over the estimated useful lives of the assets on a straight-line method.

Software Costs — We capitalize the costs associated with computer software we develop or obtain for use in our business, which is included in property, plant and equipment. We amortize computer software costs on a straight-line basis over the expected period of benefit once the installed software is ready for its intended use.

Impairment of Long-Lived Assets — Other than for goodwill, our long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. If the carrying amount of the asset exceeds the expected undiscounted future cash flows generated by the asset, an impairment loss is recognized resulting in the asset being written down to its estimated fair value.

Goodwill and Intangible Assets — We comply with Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), which addresses the financial accounting and reporting standards for goodwill and other intangible assets. Under SFAS 142, goodwill and other intangibles with indefinite lives are not subject to amortization. However, goodwill and other intangibles are subject to fair value-based rules for measuring impairment, and resulting write-downs, if any, are to be reflected in operating expense. In order to perform these impairment tests, we determined fair value using valuation techniques based on discounted future cash flows under various scenarios and we also considered estimates of market-based valuation multiples for companies within the peer group of the reporting unit that has goodwill recorded. This accounting standard requires that goodwill be reviewed at least annually for impairment and whenever facts or circumstances indicate that the carrying amounts may not be recoverable. We completed our annual goodwill impairment test for ITCTransmission and METC as of October 1, 2007 and determined that no impairment exists. ITC Midwest will also use an October 1 impairment testing date beginning October 1, 2008. There were no events that occurred subsequent to the ITC Midwest acquisition on December 20, 2007 that required us to assess the goodwill related to the ITC Midwest acquisition for impairment. Our intangible assets have finite lives and are amortized over their useful lives, refer to Note 5.

Deferred Financing Fees — The costs related to the issuance of long-term debt are deferred and amortized over the life of the debt issue. The debt discount or premium related to the issuance of long-term debt is recorded to long-term debt and amortized over the life of the debt issue. We recorded to interest expense amortization of deferred financing fees and amortization of our debt discounts for 2007, 2006 and 2005 of $2.1 million, $1.4 million and $1.4 million, respectively.

Regulated Operating Subsidiaries — In accordance with FERC regulations, the unamortized discount, premium and expense related to debt redeemed with a refinancing at our Regulated Operating Subsidiaries are amortized over the remainder of the original life of the issue retired, and the remaining unamortized amounts are classified as other regulatory assets. We recorded to interest expense amortization of our regulatory asset loss on reacquired debt for 2007, 2006 and 2005 of $2.1 million, $1.9 million and $1.9 million, respectively.

ITC Holdings and non-regulated subsidiaries — The unamortized discount, premium and issuance cost expense related to debt redeemed with a refinancing are recorded as expense.

Asset Retirement Obligations — We comply with Financial Accounting Standards Board Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations* ("FIN 47"), an interpretation of Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations* ("SFAS 143"). FIN 47 defines the term conditional asset retirement obligation as used in SFAS 143. As defined in FIN 47, a conditional asset retirement obligation refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. We have identified conditional asset retirement obligations primarily associated with the removal of equipment containing polychlorinated biphenyls ("PCBs") and asbestos. We record a liability at fair value for a legal asset retirement obligation in the period in which it is incurred. When a new legal obligation is recorded, we capitalize the costs of the liability by increasing the carrying amount of the related long-lived asset. We accrete the liability to its present value each period and depreciate the capitalized cost over the useful life of the related asset. At the end of the asset's useful life, we settle the obligation for its recorded amount or incur a gain or loss. We apply the standards of SFAS 71 to our Regulated Operating Subsidiaries and recognize regulatory assets or liabilities for the timing differences between when we recover legal asset retirement obligations in rates and when we would recognize these costs under FIN 47.

The following table summarizes the changes in the carrying amount of our asset retirement obligation liability during the year ended December 31, 2007:

(In thousands)	
Asset retirement obligation on January 1, 2007	$ 5,346
Accretion	383
Liability assumed in the ITC Midwest acquisition	348
Liability settlements	(108)
Revisions in estimated cash flows	(3,748)
Asset retirement obligation on December 31, 2007	$ 2,221

Contingent Obligations — We are subject to a number of federal and state laws and regulations, as well as other factors and conditions that potentially subject us to environmental, litigation, income tax, and other risks. We periodically evaluate our exposure to such risks and record reserves for those matters where a loss is considered probable and reasonably estimable in accordance with GAAP. The adequacy of reserves can be significantly affected by external events or conditions that can be unpredictable; thus, the ultimate outcome of such matters could materially affect our consolidated financial statements.

Revenues — Revenues from the transmission of electricity are recognized as services are provided. Our Regulated Operating Subsidiaries' revenues consist primarily of billed network revenues, which are calculated monthly by multiplying:

1) the peak network load achieved during any one hour each month *by*

2) the appropriate monthly tariff rate as calculated under the MISO rate setting mechanism ("Attachment O") *by*

3) the number of days in that month divided by the number of days in the year *by*

4) twelve.

We record a reserve for revenue subject to refund when such refund is probable and can be reasonably estimated. The reserve is recorded as a reduction to operating revenues.

Beginning January 1, 2007, under forward-looking Attachment O, ITCTransmission and METC recover expenses and earn a return on and recover investments in transmission on a current rather than a lagging basis. Forward-looking Attachment O is effective for ITC Midwest beginning January 1, 2008. Refer to Note 6 under "Forward-Looking Attachment O" for a discussion of forward-looking Attachment O. The forward-looking Attachment O formula includes a true-up mechanism, whereby our Regulated Operating Subsidiaries compare their actual net revenue requirements to their billed revenues for each year.

Property Taxes — We use a calendar year method of accounting for property taxes. Property tax expense is accrued on a straight-line basis over the calendar year immediately following the tax lien date of December 31 of each year.

Stock-Based Compensation — We have an Amended and Restated 2003 Stock Purchase and Option Plan for Key Employees of ITC Holdings Corp. and its subsidiaries (the "2003 Stock Purchase and Option Plan") and a 2006 Long-Term Incentive Plan ("LTIP") pursuant to which we grant various stock-based awards, including options and restricted stock. Stock-based awards are accounted for under the recognition and measurement principles of Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment* ("SFAS 123(R)"). Compensation expense for employees is recorded for stock options and restricted stock awards based on their fair value at the grant date, and is amortized over the expected vesting period. We recognize expense for our stock options, which have graded vesting schedules, on a straight-line basis over the entire vesting period and not for each separately vesting portion of the award. The grant date is the date at which our commitment to issue stock awards to the employee arises, which is generally the later of the board approval date, the date of hire of the employee or the date of the employee's compensation agreement which contains the commitment to issue the award. For non-employees, expense is recognized based on the fair value of the options at each financial reporting date through the date the related services are completed, which is the vesting date of the options.

We also have an Employee Stock Purchase Plan ("ESPP"). The ESPP is a compensatory plan accounted for under the expense recognition provisions of SFAS 123(R). Compensation expense is recorded based on the fair value of the purchase options at the grant date, which corresponds to the first day of each purchase period, and is amortized over the purchase period.

Comprehensive Income (Loss) — Comprehensive income (loss) is the change in common stockholders' equity during a period arising from transactions and events from non-owner sources, including net income. During 2006, we recorded as a component of other comprehensive income (loss) the settlement of interest rate lock cash flow hedge agreements entered into by ITC Holdings to hedge the benchmark interest rate risk associated with the issuance of the ITC Holdings $255.0 million aggregate principal amount 5.875% Senior Notes due September 30, 2016 and $255.0 million aggregate principal amount of its 6.375% Senior Notes due September 30, 2036. During 2007 and 2006, we reclassified less than $0.1 million from other comprehensive loss to net income. The remaining balance of $0.9 million will be amortized to net income over the 28-year period through 2036. During 2006, we reclassified $0.5 million (net of tax of $0.3 million) of accumulated minimum pension liability to regulatory assets that had previously been recorded as a component of other comprehensive income (loss) during 2005 and 2006.

Income Taxes — Deferred income taxes are recognized for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of various assets and liabilities using the tax rates in effect for the year in which the differences are expected to reverse.

Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), is an interpretation of Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, ("SFAS 109"), and clarifies the accounting for uncertainty within the income taxes recognized by an enterprise. FIN 48 prescribes a recognition threshold and a measurement attribute for tax positions taken or expected to be taken in a tax return that may not be sustainable. The provisions of FIN 48 were effective for us beginning January 1, 2007. At the adoption date, no reserves for uncertain income tax positions were recorded pursuant to FIN 48, as we determined that all tax positions taken were highly certain and we did not record a cumulative effect adjustment related to the adoption of FIN 48. Refer to Note 5 under "METC's Goodwill" for a discussion of an uncertain tax position recorded relating to the METC acquisition.

We file income tax returns with the Internal Revenue Service and with various state and city jurisdictions. We are no longer subject to U.S. federal tax examinations for tax years before 2004. State and city jurisdictions that remain subject to examination range from tax years 2002 to 2006. There are currently no income tax examinations in process. In the event we are assessed interest or penalties by any income tax jurisdictions, interest would be recorded in interest expense and penalties would be recorded in other expense.

3. RECENT ACCOUNTING PRONOUNCEMENTS

Statement of Financial Accounting Standards No. 141(R), Business Combinations

Statement of Financial Accounting Standards No. 141(R), *Business Combinations* ("SFAS 141(R)") requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction and establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed in a business combination. Certain provisions of SFAS 141(R) will, among other things, impact the determination of acquisition-date fair value of consideration paid in a business combination (including contingent consideration), exclude transaction costs from acquisition accounting and require expense recognition for these costs and change accounting practices for acquired contingencies, acquisition-related restructuring costs, in-process research and development, indemnification assets, and tax benefits. SFAS 141(R) is effective for us for business combinations occurring beginning January 1, 2009 and for adjustments to an acquired entity's deferred tax asset and liability balances occurring beginning January 1, 2009. We are evaluating the future impact of SFAS 141(R).

Statement of Financial Accounting Standards No. 157, Fair Value Measurements

Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS 157"), clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. SFAS 157 is effective for us beginning January 1, 2008. The adoption of this statement is not expected to have a material effect on our consolidated financial statements.

Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)

Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and*

132(R) ("SFAS 158"), requires the recognition of the funded status of a defined benefit plan in the statement of financial position as other comprehensive income or as a regulatory asset or liability, as appropriate. Additionally, SFAS 158 requires that changes in the funded status be recognized through comprehensive income or as changes in regulatory assets or liabilities, requires the measurement date for defined benefit plan assets and obligations to be the entity's fiscal year-end and expands disclosures.

Under the provisions of SFAS 158, we recognized the funded status of our defined benefit pension and other postretirement plans and provided the required additional disclosures as of December 31, 2006. The adoption of SFAS 158 recognition and disclosure provisions and the application of SFAS 71 resulted in an increase in regulatory assets and total assets of $2.1 million, an increase in total liabilities of approximately $1.6 million (consisting of a $1.3 million increase in accrued pension and postretirement liabilities and a $0.3 million increase in deferred income taxes) and a decrease in accumulated other comprehensive loss of $0.5 million (net of tax of $0.3 million) as of December 31, 2006. The adoption of the SFAS 158 recognition and disclosure provision did not have an impact on our consolidated results of operations or cash flows.

Under the measurement date requirements of SFAS 158, an employer is required to measure defined benefit plan assets and obligations as of the date of the employer's fiscal year-end statement of financial position. Historically, we have measured our plan assets and obligations as of a date three months prior to the fiscal year-end, as allowed under the authoritative accounting literature. In 2008, we will adopt the change in measurement date by allocating as an adjustment to retained earnings three- fifteenths of net periodic benefit cost as determined for the period from September 30, 2007 to December 31, 2008, pursuant to the transition requirements of SFAS 158. This will result in a decrease in other long term assets of $0.3 million an increase in total liabilities of $0.5 million (consisting of a $0.9 million increase in accrued pension and postretirement liabilities offset by a $0.4 million decrease in deferred income tax liabilities) and a $0.8 million (net of tax of a $0.4 million) decrease in retained earnings. The remaining twelve-fifteenths of net periodic benefit cost of $4.6 million will be recognized in the fiscal year ending December 31, 2008. The adoption of the SFAS 158 measurement date requirements did not impact our 2007 consolidated results of operations or cash flows.

Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities

Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"), was issued in February 2007. SFAS 159 allows entities to measure at fair value many financial instruments and certain other assets and liabilities that are not otherwise required to be measured at fair value. SFAS 159 is effective for us beginning January 1, 2008. The adoption of this statement is not expected to have a material effect on our consolidated financial statements.

4. ACQUISITIONS

ITC Midwest's Acquisition of IP&L Transmission Assets — On December 20, 2007, ITC Midwest acquired the electric transmission assets of IP&L, for $783.1 million, excluding fees, expenses and purchase price adjustments, pursuant to an Asset Sale Agreement, dated January 18, 2007, with IP&L pursuant to which ITC Midwest agreed to acquire, subject to certain exclusions, the electric transmission assets of IP&L. The purchase price is subject to several purchase price adjustment provisions relating to liabilities actually assumed by ITC Midwest and the actual rate base, construction work in progress and other asset or liability balances actually transferred to ITC Midwest by IP&L on December 20, 2007. As of December 31, 2007, ITC Midwest had recorded $5.4 million for additional purchase price adjustments relating to revisions to the original estimated liabilities assumed and actual rate base acquired. ITC Midwest also incurred $11.7 million for professional services and other direct acquisition costs in connection with the acquisition, resulting in an aggregate estimated purchase price of $800.2 million as of December 31, 2007.

As part of the orders approving the acquisition by the Iowa Utility Board ("IUB") and the Minnesota Public Service Commission ("MPUC"), ITC Midwest agreed to provide a rate discount of $4.1 million per year to its customers for eight years, beginning in the first year customers experience an increase in transmission charges following the consummation of the ITC Midwest acquisition and ITC Midwest committed not to recover the first $15.0 million in transaction-related costs under any circumstances. Additionally, as part of the MPUC approval, ITC Midwest agreed to comply with certain specified conditions and commitments, including a commitment not to seek an increase on the return on equity approved by the FERC of 12.38% for a period of five years and a commitment to offer an interconnection tariff similar to that approved by the FERC and offered in Michigan by ITCTransmission and METC. In the Minnesota regulatory proceeding, ITC Midwest also agreed to build two construction projects intended to improve the reliability and efficiency of our electric transmission system. ITC Midwest agreed to use commercially reasonable efforts to complete these projects over the next two to four years. In the event ITC Midwest fails to meet these commitments, the allowed 12.38% rate of return on the actual equity portion of ITC Midwest's capital structure will be reduced to 10.39% until such time as it completes these projects.

The regulatory approvals of the acquisition obtained in the IUB and the MPUC are currently being appealed, although we believe such appeals are without merit and will not be successful. If such proceedings are decided in a manner that is unfavorable to us, all or part of the orders approving the acquisition in Iowa and Minnesota could be reversed, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The acquisition was consummated primarily to: 1) grow our independent transmission business model and platform in a new geographic area; 2) obtain efficiencies and scale; 3) provide opportunities for additional capital projects to further our goals of improving transmission reliability and reducing congestion; 4) provide opportunities to support the entrance of renewable generation and demand response strategies through transmission investment; 5) provide an enhanced ability to plan and coordinate regional transmission projects and 6) increase geographical scope and customer diversification. The purchase price that resulted in the recognition of goodwill was a result of the expected level of investments in property, plant and equipment needed at ITC Midwest to improve the reliability of its transmission system, as we earn a return on investments in property, plant and equipment when included in rate base.

We financed the acquisition, including related fees and expenses, with borrowings of $765.0 million under an ITC Holdings bridge facility (the "Bridge Facility") and cash on hand of $18.1 million. Refer to Note 9 under "ITC Holdings Bridge Facility" for additional discussion of the terms of the Bridge Facility.

In January 2008, we repaid in full all amounts outstanding under the ITC Holdings Bridge Facility using the proceeds of ITC Holdings' $385.0 million Senior Notes, ITC Midwest's $175.0 million First Mortgage Bonds, Series A and the issuance of 6,420,737 shares of ITC Holdings' common stock for proceeds of $308.3 million net of underwriting discount. Refer to Note 9 under "ITC Midwest Acquisition Financing" for the terms of the senior notes and first mortgage bonds and refer to Note 15 under "ITC Holdings' Common Stock Offerings" for information regarding the common stock offering.

The transmission assets acquired by ITC Midwest are included in our consolidated statements of operations and cash flows for the period from December 20, 2007 through December 31, 2007.

ITC Midwest's acquisition was accounted for as an acquisition of a group of assets that constitutes a business under the provisions of Statement of Financial Accounting Standards No. 141, *Business*

Combinations. The following table summarizes the preliminary allocation of the estimated fair values of the assets acquired and liabilities assumed in the ITC Midwest acquisition:

(In thousands)	
Other current assets	$ 5,858
Property, plant and equipment (net)	512,152
Goodwill	330,315
Total assets acquired	$848,325
Current liabilities	$ 4,204
Other regulatory liabilities	43,570
Other long-term liabilities	348
Total liabilities assumed	$ 48,122
Net assets acquired	$800,203

METC Acquisition — On October 10, 2006, ITC Holdings acquired indirect ownership of all the partnership interests in MTH, the sole member of METC. Under the terms of the purchase agreement, the selling shareholders received $484.4 million in cash and 2,195,045 shares of ITC Holdings' common stock valued at $72.5 million. The value of shares issued was determined based on the average of the high and low stock price for a period of time beginning two days before and ending two days after October 5, 2006, which was the date that the consideration for the acquisition became fixed. ITC Holdings also incurred $11.7 million for professional services and other costs in connection with the METC acquisition, resulting in an aggregate purchase price of $568.5 million. Also as part of the METC acquisition, ITC Holdings acquired entities that included $38.5 million of federal income tax net operating loss carryforwards ('NOLs') in our 2006 consolidated tax return, including tax losses from MTH and METC. In addition, we assumed approximately $307.7 million of MTH and METC debt and other long-term interest bearing obligations.

The FERC approved the METC acquisition under Section 203 of the FPA and granted the FPA Section 204 approval on September 21, 2006. The FERC's Section 203 order contained the condition that neither ITCTransmission nor METC may recover "merger-related costs" in their rates, as described in the order, without first making an informational filing at the FERC showing that any acquisition-related costs proposed to be recovered are outweighed by the benefits of the METC acquisition.

We financed the METC acquisition, including related fees and expenses, through the ITC Holdings $255.0 million 5.875% Senior Notes due September 30, 2016 and $255.0 million 6.375% Senior Notes due September 30, 2036 and the issuance of 6,580,987 shares of ITC Holdings' common stock for proceeds of $200.5 million net of underwriting discount. Refer to Note 9 under "ITC Holdings Senior Notes" for additional discussion of the Senior Notes and refer to Note 15 under "ITC Holdings Common Stock Offerings" for information regarding the common stock offering.

MTH and METC are included in our consolidated statements of operations and cash flows for the year ended December 31, 2007 and the period from October 11, 2006 through December 31, 2006.

Pro Forma Financial Information — The pro forma financial information has been developed by the application of pro forma adjustments to our historical consolidated results of operations, the historical results of operations of MTH and METC, and the historical statements of revenues and direct expenses of the electric transmission business of IP&L. The pro forma financial information is based upon available information and assumptions that management believes are reasonable. The pro forma financial information does not purport to represent what our consolidated results of operations would have been had ITC

Midwest's acquisition of the electric transmission business of IP&L or the METC acquisition occurred on the dates indicated, or to project our consolidated financial performance for any future period.

The pro forma financial information for the years ended December 31, 2007 and 2006 gives effect to the following transactions associated with ITC Midwest's acquisition of the electric transmission business of IP&L and the METC acquisition as if the acquisitions and related financing had occurred at the beginning of each respective period:

ITC Midwest's Acquisition

- Increase in interest expense from the effects of ITC Holdings' borrowings under the $765.0 million Bridge Facility in December 2007 to consummate the acquisition;
- Decrease in interest expense for the effects of interest expense recorded at IP&L's electric transmission business based on a corporate allocation from its previous parent. Interest expense is not allocated through corporate overhead expenses subsequent to ITC Midwest's acquisition; and
- Increase in federal income tax expense at an assumed rate of 35% based on the income tax provision to be recorded at ITC Holdings relating to ITC Midwest.

The pro forma financial information excludes the effects of ITC Holdings' January 2008 issuance of $385.0 million aggregate principal amount of 6.050% Senior Notes due January 31, 2018 and ITC Midwest's January 2008 issuance of $175.0 million aggregate principal amount of 6.150% First Mortgage Bonds, Series A, due 2038 and the issuance and sale by us of 6,420,737 shares of ITC Holdings common stock in a public offering in January 2008, the proceeds of which were used for the permanent financing of ITC Midwest's acquisition.

METC Acquisition

- Increase in interest expense from the effect of ITC Holdings' issuance of $255.0 million aggregate principal amount of 5.875% Senior Notes due September 30, 2016, $255.0 million aggregate principal amount of 6.375% Senior Notes due September 30, 2036 and the related interest rate lock agreements associated with financing the METC acquisition;
- Issuance and sale by us of 6,580,987 shares of ITC Holdings common stock in a public offering in October 2006 associated with the METC acquisition;
- Issuance of 2,195,045 shares of our common stock to a former shareholder of MTH as part of the METC acquisition;
- Elimination of revenue and operating expense that resulted from transactions between us and MTH and METC prior to the METC acquisition; and
- Increase in federal income tax expense at an assumed rate of 35% based on the income tax provision to be recorded at ITC Holdings relating to MTH and METC.

The pro forma financial information for the year ended December 31, 2006 excludes the expected decrease in interest expense as well as $1.9 million of loss on extinguishment of debt, which are effects associated with the repayment of MTH's long-term debt occurring subsequent to the close of the METC acquisition. Over a twelve-month period, the interest expense associated with MTH's long-term debt was approximately $5.9 million.

(In thousands, except per share data)	Pro Forma Financial Information for the Years Ended December 31, 2007	2006
Operating revenues	$ 505,954	$ 416,373
Income before cumulative effect of a change in accounting principle	$ 55,502	$ 25,480
Net income	$ 55,502	$ 25,509
Basic earnings per share	$ 1.31	$ 0.61
Diluted earnings per share	$ 1.27	$ 0.59
Weighted-average basic shares	42,298,478	41,828,435
Weighted-average diluted shares	43,541,306	43,017,330

5. GOODWILL AND INTANGIBLE ASSETS

Goodwill

At December 31, 2007, we had goodwill balances recorded at ITCTransmission, METC and ITC Midwest of $173.4 million, $455.3 million and $330.3 million, respectively, which resulted from the ITCTransmission acquisition, the METC acquisition and the ITC Midwest acquisition, respectively. At December 31, 2006, we had goodwill balances recorded at ITCTransmission and METC of $174.3 million and $450.1 million, respectively.

The following table summarizes the changes in the carrying amount of goodwill during the years ended December 31, 2007 and 2006:

(In thousands)	2007	2006
Goodwill balance, beginning of period	$624,385	$174,256
Changes to goodwill:		
ITC Midwest acquisition	330,315	—
METC acquisition	5,188	450,129
ITCTransmission acquisition	(846)	—
Goodwill balance, end of period	$959,042	$624,385

ITC Midwest's Goodwill

ITC Midwest applies the provisions of SFAS 71. Under the rate setting and recovery provisions currently in place for ITC Midwest, for which revenues are derived from cost, the fair values of the individual assets and liabilities have been determined to approximate their carrying values. As of December 31, 2007, the purchase price allocation has not been finalized for the ITC Midwest acquisition. The purchase price is subject to several purchase price adjustment provisions relating to the rate base, construction work in progress and other asset or liability balances actually transferred to ITC Midwest by IP&L and has not been finalized. The purchase price allocation is expected to be finalized during 2008. Based on the preliminary purchase price allocation ITC Midwest has recorded goodwill of $330.3 million as of December 31, 2007. We expect that ITC Midwest's goodwill can be deducted for tax purposes.

METC's Goodwill

As of December 31, 2007, the METC purchase price allocation has been finalized. We have an uncertain tax position resulting from an analysis we performed on various transaction costs incurred in connection with the METC acquisition. In applying the measurement provisions of FIN 48, this tax position resulted in a reduction to the deferred tax asset recorded in purchase accounting and the interest exposure is currently immaterial. Until SFAS 141(R) becomes effective for us on January 1, 2009, we will adjust the deferred tax asset with a corresponding adjustment to goodwill if an event causes management to change its judgment on the amount of benefits expected to be realized from the tax position or when the tax position is effectively settled and it will have no impact on our consolidated statements of operations. Beginning January 1, 2009, we would not adjust goodwill for changes in the deferred tax asset, but would instead record additional tax expense or benefit.

During the year ended December 31, 2007, various purchase accounting assets and liabilities values have been finalized associated with the METC acquisition. The amount of federal income tax NOLs for the entities acquired in the METC acquisition included in our 2006 consolidated tax return, previously estimated to be $35.0 million, was determined to be $38.5 million during the third quarter of 2007, resulting in a reduction of goodwill of $1.2 million. Additionally, goodwill increased $8.5 million relating to a reduction in the value of certain property, plant and equipment, as management has finalized the plan for its use. The $20.0 million accrued METC rate case settlement liability and the balances of the METC Regulatory Deferrals and METC ADIT Deferrals were accounted for as a pre-acquisition contingency at the acquisition date were finalized during the third quarter of 2007 and had no effect on our preliminary purchase price allocation or our consolidated statements of operations. Refer to additional discussion of METC rate case settlement, the METC Regulatory Deferral and the METC ADIT Deferral in Note 6 under "METC Rate Case Settlement".

ITCTransmission's Goodwill

On February 28, 2003, ITC Holdings acquired all of DTE Energy's outstanding ownership interests in ITCTransmission for $610.0 million in cash plus direct transaction costs. The terms and conditions of the ITCTransmission acquisition are set forth in a Stock Purchase Agreement. Under the terms of the Stock Purchase Agreement, after the closing of the ITCTransmission acquisition the purchase price may be adjusted based on revisions to the closing balance sheet of ITCTransmission as of February 28, 2003. Various such adjustments were made to the purchase price and goodwill balance during 2007, 2005, 2004 and 2003 primarily resulting from the negotiations of property, plant and equipment balances at the time of the ITCTransmission acquisition. We believe these negotiations are finalized and we expect no further adjustments to the purchase price.

Intangible Assets

Pursuant to the METC acquisition, we have identified intangible assets with finite lives derived from the portion of regulatory assets recorded on METC's historical FERC financial statements that were not recorded on METC's historical GAAP financial statements associated with the METC Regulatory Deferrals and the METC ADIT Deferrals. Refer to additional discussion of the intangible assets relating to the METC Regulatory Deferrals and the METC ADIT Deferrals in Note 6 under "METC Rate Case Settlement."

6. REGULATORY MATTERS

Attachment O Network Transmission Rates

Attachment O is a FERC-approved cost of service formula rate template that is completed annually by most transmission owning members of MISO, including our Regulated Operating Subsidiaries. Rates are generally set annually under Attachment O and remain in effect for a one-year period. Rates derived using Attachment O are posted on the MISO Open Access Same-Time Information System each year. The information used to complete the Attachment O template is subject to verification by MISO. By completing the Attachment O template on an annual basis, our Regulated Operating Subsidiaries are able to adjust their transmission rates to reflect changing operational data and financial performance, including the amount of network load on their transmission systems, operating expenses and additions to property, plant and equipment when placed in service, among other items. ITCTransmission's and METC's rate-setting method for network transmission rates in effect through December 31, 2006 primarily used historical FERC Form No. 1 data to establish a rate.

Because Attachment O is a FERC-approved formula rate, no further action or FERC filings are required for the calculated rates to go into effect, although the rate is subject to legal challenge at the FERC. Attachment O will be used by our Regulated Operating Subsidiaries to calculate their respective annual revenue requirements until and unless it is determined by the FERC to be unjust and unreasonable or another mechanism is determined by the FERC to be just and reasonable.

Forward-Looking Attachment O

On July 14, 2006 and December 21, 2006, the FERC authorized ITCTransmission and METC, respectively, to modify the implementation of their Attachment O formula rates so that, beginning January 1, 2007, ITCTransmission and METC recover expenses and earn a return on and recover investments in property, plant and equipment on a current rather than a lagging basis. As part of the FERC order dated December 3, 2007 approving the ITC Midwest acquisition, the FERC approved ITC Midwest's request for the use of a forward-looking Attachment O. In periods of capital expansion and increasing rate base, our Regulated Operating Subsidiaries will recover the costs of these capital investments on a more timely basis than under the historical Attachment O method.

Under the forward-looking Attachment O formula, our Regulated Operating Subsidiaries use forecasted expenses, additions to in-service property, plant and equipment, point-to-point revenues, network load and other items for the upcoming calendar year to establish rates for service on their systems from January 1 to December 31 of that year. The forward-looking Attachment O formula includes a true-up mechanism, whereby our Regulated Operating Subsidiaries compare their actual net revenue requirements to their billed revenues for each year.

The true-up mechanism, under forward-looking Attachment O, meets the requirements of Emerging Issues Task Force Issue No. 92-7, *Accounting by Rate-Regulated Utilities for the Effects of Certain Alternative Revenue Programs*, ("EITF 92-7"). Accordingly, revenue is recognized for services provided during each reporting period based on actual net revenue requirements calculated using forward-looking Attachment O. Beginning January 1, 2007, ITCTransmission and METC accrue or defer revenues to the extent that the actual net revenue requirement for the reporting period is higher or lower, respectively, than the amounts billed relating to that reporting period. The true-up amount is automatically reflected in customer bills within two years under the provisions of forward-looking Attachment O. For the periods presented through December 31, 2006, the Attachment O method in effect for ITCTransmission and METC did not contain a true-up mechanism, and there was no adjustment recognized for billed amounts that differed from actual net revenue requirement.

For the period from December 20, 2007 through December 31, 2007, ITC Midwest's Attachment O method in effect did not contain a true-up mechanism, and there was no adjustment recognized for billed amounts that differed from actual net revenue requirement. Beginning January 1, 2008, under forward-looking Attachment O, ITC Midwest will also recover its expenses and earn a return on and recover investment in transmission assets on a current rather than a lagging basis and include a true-up mechanism.

Network Transmission Rates

Our Regulated Operating Subsidiaries' network transmission rates per kilowatt ("kW")/month for the corresponding period are as follows:

Network Transmission Rate	ITCTransmission	METC	ITC Midwest
January 1, 2005 to May 31, 2005	$1.587		
June 1, 2005 to May 31, 2006	$1.594		
June 1, 2006 to December 31, 2006(a)	$1.744	$1.524	
January 1, 2007 to December 31, 2007(b)	$2.099	$1.524	$2.475
January 1, 2008 to December 31, 2008	$2.350	$1.985	$2.564

(a) Our consolidated results of operations for 2006 include METC revenues for the period from October 11, 2006 through December 31, 2006.

(b) Our consolidated results of operations for 2007 include revenues from the assets acquired by ITC Midwest for the period from December 20, 2007 through December 31, 2007.

METC Rate Case Settlement

On January 19, 2007, METC and other parties to the rate case entered into a settlement agreement to resolve all outstanding matters in METC's pending rate case before the FERC, including those set for hearing in the FERC December 30, 2005 rate order, which authorized METC, beginning on January 1, 2006, to charge rates for its transmission service using the rate setting formula contained in Attachment O. The terms of this settlement agreement were approved by the FERC on August 29, 2007 and no parties filed for rehearing within the allowed 30-day period subsequent to the approval. METC made payments totaling $20.0 million to various transmission customers in October 2007. METC's payments pursuant to this settlement were in lieu of any and all refunds and/or interest payment requirements in this proceeding in connection with METC's rates in effect on and after January 1, 2006. METC has no other refund obligation or liability beyond this payment in connection with this proceeding.

Additionally, the METC rate case settlement established the balances and respective amortization period to be used for ratemaking for the "METC Regulatory Deferrals" and the "METC ADIT Deferrals." Pursuant to certain conditions in the December 30, 2005 FERC order, METC made adjustments to its net revenue requirement for depreciation and amortization expense and the related interest expense associated with new transmission assets placed in service from January 1, 2001 to December 31, 2005 (the "METC Regulatory Deferrals"). In addition, METC made adjustments to its net revenue requirement for all the equity return on investment and the carrying costs on new transmission assets placed in service from January 1, 2001 to December 31, 2005 and recorded as a regulatory asset the portion of METC's purchase price in excess of the fair value of net assets acquired from Consumer Energy approved for inclusion in future rates by the FERC (the "METC ADIT Deferrals").

The METC rate case settlement established an initial balance of the METC Regulatory Deferrals as $55.0 million with a 20-year amortization beginning January 1, 2007. In addition, the settlement established an initial balance of the METC ADIT Deferrals as $61.3 million with an 18-year amortization beginning January 1, 2007.

A portion of the METC Regulatory Deferrals were recorded as a regulatory asset on METC's historical FERC financial statements but were not recorded on METC's historical GAAP financial statements because they did not meet the requirement of an incurred cost eligible for deferral under SFAS 71. The portion of the METC Regulatory Deferrals that consists primarily of an allowed equity return on new transmission assets placed in service during the period from January 1, 2001 to April 30, 2002, the period prior to MTH's acquisition of METC from Consumers Energy Company ("Consumers Energy"), was recorded as a regulatory asset on METC's historical FERC financial statements but was not recorded on METC's historical GAAP financial statements (the "Intangible Asset — METC Regulatory Deferrals"). The remaining portion of the METC Regulatory Deferrals, consisting of the depreciation and amortization expense and the related interest expense associated with new transmission assets placed in service during the period from May 1, 2002 to December 31, 2005, the period subsequent to MTH's acquisition of METC from Consumers Energy, was recorded as a regulatory asset on both METC's historical FERC financial statements and METC's historical GAAP financial statements (the "Regulatory Asset — METC Regulatory Deferrals").

Similar to the METC Regulatory Deferrals, a portion of the METC ADIT Deferrals was recorded as a regulatory asset on METC's historical FERC financial statements but was not recorded on METC's historical GAAP financial statements because they did not meet the requirement of an incurred cost eligible for deferral under SFAS 71. The portion of the METC ADIT Deferrals that consists primarily of an allowed equity return on METC ADIT Deferrals was recorded as a regulatory asset on METC's historical FERC financial statements but was not recorded on METC's historical GAAP financial statements (the "Intangible Asset — METC ADIT Deferrals"). The remaining portion of the METC ADIT Deferrals, consisting of accumulated deferred income taxes included on METC's balance sheet at the time MTH acquired METC from Consumers Energy (the "Regulatory Asset — METC ADIT Deferrals") was recorded as a regulatory asset on both METC's historical FERC financial statements and METC's historical GAAP financial statements.

The following represents the initial carrying amount of the METC Regulatory Deferrals and METC ADIT Deferrals pursuant to the METC rate case settlement:

(In thousands)	Regulatory Asset	Intangible Asset	Total
METC Regulatory Deferrals	$15,428	$39,572	$ 55,000
METC ADIT Deferrals	42,456	18,835	61,291
Total	$57,884	$58,407	$116,291

The carrying amount of the Intangible Asset — METC Regulatory Deferrals at December 31, 2007 and 2006 is $37.6 million and $39.6 million, respectively. The carrying amount of the Intangible Asset — METC ADIT Deferrals at December 31, 2007 and 2006 is $17.8 million and $18.8 million, respectively. The Intangible Asset — METC Regulatory Deferrals is amortized over 20 years beginning January 1, 2007 and the Intangible Asset — METC ADIT Deferrals is amortized over 18 years beginning January 1, 2007, which corresponds to the amortization period established in the METC rate case settlement for the METC Regulatory Deferrals and the METC ADIT Deferrals, respectively.

For the year ended December 31, 2007, we recognized $2.0 million of amortization of the Intangible Asset — METC Regulatory Deferrals and $1.0 million of amortization of the Intangible Asset — METC ADIT Deferrals. We expect to amortize $3.0 million of the intangible assets per year over the five years from 2008 through 2012, and $40.4 million thereafter.

The METC rate case matter was accounted for as a pre-acquisition contingency under the provisions of Statement of Financial Accounting Standards No. 141, Business Combinations. The settlement payment of $20.0 million was accounted for as a liability at the acquisition date and the adjustments to the METC Regulatory Deferrals and METC ADIT Deferrals balances were treated as adjustments to the carrying amounts of assets acquired.

Refer to the discussion of Regulatory Asset — METC Regulatory Deferrals and Regulatory Asset — METC ADIT Deferrals in Note 7.

ITCTransmission Rate Freeze Revenue Deferral

ITCTransmission's revenue deferral resulted from the difference between the revenue ITCTransmission would have collected under Attachment O and the actual revenue ITCTransmission received based on the frozen rate of $1.075 kW/month for the period from February 28, 2003 through December 31, 2004. The cumulative revenue deferral at December 31, 2005 was $59.7 million ($38.8 million net of tax). The revenue deferral and related taxes are not reflected as an asset or as revenue in our consolidated financial statements because they do not meet the criteria to be recorded as regulatory assets in accordance with SFAS 71 or EITF 92-7. SFAS 71 provides that an enterprise shall capitalize all or part of an incurred cost that would otherwise be charged to expense if certain criteria are met, including whether it is probable that future revenue in an amount at least equal to the capitalized cost will result from inclusion of that cost in allowable costs for rate-making purposes. Although the amortization of the revenue deferral is an allowable component of future rates based on the FERC's approval obtained for this item, the revenue deferral does not represent an incurred cost. Rather, it is a delayed recovery of revenue based on many components of our tariff rate, including incurred costs, rate base, capital structure, network load and other components of Attachment O. EITF 92-7 provides that a regulated enterprise should recognize revenue for other than incurred costs if the revenue program meets certain criteria. The revenue deferral does not satisfy the criteria of EITF 92-7 to record the revenue deferral in the year it was determined, as the amounts will not be collected within two years following the end of the year in which the amount was established. We believe the proper revenue recognition relating to the revenue deferral occurs when we charge the rate that includes the amortization of the revenue deferral, which began in June 2006.

Redirected Transmission Service

In January and February 2005 in FERC Docket Nos. EL05-55 and EL05-63, respectively, transmission customers filed complaints against MISO claiming that MISO had charged excessive rates for redirected transmission service for the period from February 2002 through January 2005. In April 2005, the FERC ordered MISO to refund, with interest, excess amounts charged to all affected transmission customers for redirected service within the same pricing zone. We earn revenues based on an allocation from MISO for certain redirected transmission service and are obligated to refund the excess amounts charged to all affected transmission customers. In September 2005, MISO completed the refund calculations and we refunded $0.5 million relating to redirected transmission service, which was recorded as a reduction to operating revenues.

With respect to the April 2005 order requiring refunds, certain transmission customers filed requests for rehearing at the FERC claiming additional refunds based on redirected transmission service between different pricing zones and redirected transmission service where the delivery point did not change. In November 2005, the FERC granted the rehearing requests and ordered additional refunds to transmission customers. In December 2005, MISO filed an emergency motion seeking extension of the refund date until May 18, 2006, which was granted in January 2006. In December 2005, ITCTransmission, METC and other transmission owners filed requests for rehearing of the November 2005 order on rehearing and clarification challenging the retroactive refunds and the rates used to price redirected transmission service between different pricing zones. In May 2007, FERC denied the rehearing requests filed in December 2005. We had previously reserved an estimate for the refund of redirected transmission service revenues by reducing operating revenues by $0.7 million in the fourth quarter of 2005 and an additional $0.6 million in the first quarter of 2006. In May 2006, ITCTransmission refunded $1.3 million relating to redirected services through January 2005. As of December 31, 2007, we have reserved $0.1 million for estimated refunds of redirected transmission services revenue recognized subsequent to January 2005.

MISO Tariff Revisions

In November 2004, in FERC Docket No. ER05-273, MISO filed proposed revisions to its tariff related to non-firm redirected service. Specifically, MISO proposed to add language such that a firm point-to-point transmission customer that redirected its original reservation on a non-firm basis over receipt and delivery points other than those originally reserved (i.e., secondary receipt and delivery points) would be charged the higher of: (1) the rate associated with the original firm point-to-point transmission service reservation that was redirected; or (2) the rate for the non-firm point-to-point transmission service obtained over the secondary receipt or delivery point. In January 2005, the FERC issued an order accepting the revisions filed by MISO and suspending the revisions that were to become effective January 30, 2005, subject to refund and the outcome of a hearing. In February 2007, the FERC denied MISO's tariff revisions, concluding that MISO had not demonstrated that its proposed tariff revisions were consistent with, or superior to, the Order No. 888 pro forma Open Access Transmission Tariff. ITCTransmission and METC will be required to refund amounts relating to the redirected transmission tariff revisions upon completion of the refund calculations by MISO. In October 2007, MISO completed a preliminary calculation of the refund. On October 16, 2007, FERC ordered MISO to calculate refunds, which MISO filed on November 16, 2007. In 2007 we paid $0.6 million for our portion of the refund, which was recorded as a reduction to operating revenues.

Long Term Pricing

In November 2004, in FERC Docket No. EL02-111 et al., the FERC approved a pricing structure to facilitate seamless trading of electricity between MISO and PJM Interconnection, a Regional Transmission Organization that borders MISO. The order establishes a Seams Elimination Cost Adjustment ("SECA"), as set forth in previous FERC orders, that took effect December 1, 2004, and remained in effect until March 31, 2006 as a transitional pricing mechanism. Prior to December 1, 2004, ITCTransmission and METC earned revenues for transmission of electricity between MISO and PJM Interconnection based on a regional through-and-out rate administered by MISO.

From December 1, 2004 through March 31, 2006, we recorded $2.5 million of gross SECA revenue based on an allocation of these revenues by MISO as a result of the FERC order approving this transitional pricing mechanism. Subsequent to the first quarter of 2006, we no longer earn SECA revenues. The SECA revenues were subject to refund as described in the FERC order and this matter was litigated in a contested hearing before the FERC that concluded on May 18, 2006. An initial decision was issued by the Administrative Law Judge presiding over the hearings on August 10, 2006, which generally indicated that the SECA revenues resulted from unfair, unjust and preferential rates. The judge's decision is subject to the FERC's final ruling on the matter, which could differ from the initial decision. Notwithstanding the judge's initial decision, ITCTransmission, METC and other transmission owners who collected SECA revenues are participating in settlement discussions with certain counterparties that paid the SECA amounts. As of December 31, 2007, ITCTransmission and METC have reserves recorded of $0.4 million and $0.3 million, respectively, as estimates of the amounts to be refunded to the counterparties that are participating in settlement discussions. For the counterparties who are not participating in the settlement discussions, we are not able to estimate whether any refunds of amounts earned by ITCTransmission or METC will result from this hearing or whether this matter will otherwise be settled, but we do not expect the resolution of this matter to have a material impact on our consolidated financial statements. We have not accrued any refund amounts relating to these nonparticipating counterparties.

Elimination of Transmission Rate Discount

Several energy marketers filed a complaint against MISO in February 2005 in FERC Docket No. EL05-66 asserting that MISO improperly eliminated a rate discount that had previously been effective for transmission service at the Michigan-Ontario Independent Electric System Operator interface. Subsequent to the date the complaint was filed, MISO held amounts in escrow that it had collected for the difference between the discounted tariff rate and the full tariff rate. Through June 30, 2005, we recorded revenues based only on the amounts collected by MISO and remitted to ITCTransmission which did not include the amounts held in escrow by MISO of $1.6 million as of June 30, 2005. On July 5, 2005, in Docket No. EL05-66, the FERC denied the complaint filed by the energy marketers against MISO. The amounts held in escrow of $1.6 million as of June 30, 2005 were recognized as operating revenues in the third quarter of 2005. Several complainants sought rehearing at the FERC of the July 5, 2005 order and in December 2005, the FERC denied the rehearing requests. In January 2006, several complainants sought rehearing of the December 2005 order denying rehearing. In February 2006, the FERC denied that rehearing request. These complainants filed a petition for review of the July 2005 and December 2005 orders at the U.S. Court of Appeals. A briefing schedule was adopted pursuant to which final briefs were filed in June 2007. Oral arguments were heard on November 5, 2007. On November 14, 2007, the U.S. Court of Appeals dismissed the petition for review.

7. REGULATORY ASSETS AND LIABILITIES

Regulatory Assets

The following table summarizes the regulatory assets balances at December 31, 2007 and 2006:

(In thousands)	2007	2006
Regulatory Assets:		
Acquisition adjustments:		
ITCTransmission ADIT deferral	$ 45,957	$ 48,987
METC ADIT Deferrals	40,097	42,456
Attachment O revenue accrual	20,537	—
Other:		
METC Regulatory Deferrals	14,657	15,428
Unamortized loss on reacquired debt	2,552	4,187
AFUDC Equity	8,608	4,468
Pensions & postretirement	3,632	2,100
Total regulatory assets	$136,373	$117,626

ITCTransmission ADIT Deferral

The carrying amount of the ITCTransmission ADIT deferral is the remaining unamortized balance of the portion of ITCTransmission's purchase price in excess of the fair value of net assets acquired approved for inclusion in future rates by the FERC. ITCTransmission earns a return on the remaining unamortized balance of the ITCTransmission ADIT deferral. The original amount recorded for this regulatory asset of $60.6 million is being recognized in rates and amortized on straight-line basis over 20 years. ITCTransmission recorded amortization expense of $3.0 million annually during 2007, 2006 and 2005, which is included in depreciation and amortization.

METC ADIT Deferrals

The original amount recorded for the Regulatory Asset — METC ADIT Deferrals of $42.5 million is being recognized in rates and amortized over 18 years beginning January 1, 2007, which corresponds to the amortization period established in the METC rate case settlement for the METC ADIT Deferrals. Refer to additional discussion of METC ADIT Deferrals and the Regulatory Assets — METC ADIT Deferrals under Note 6 under "METC Rate Case". METC earns a return on the remaining unamortized balance of the Regulatory Asset — METC ADIT Deferrals. METC recorded amortization expense of $2.4 million during 2007, which is included in depreciation and amortization.

Attachment O Revenue Accrual

The forward-looking Attachment O formula includes a true-up mechanism, whereby ITCTransmission and METC compare their actual net revenue requirements to their billed network revenues for each year to determine the true-up amount to be included in future rates. Refer to additional discussion of forward-looking Attachment O in Note 6 under "Attachment O Network Transmission Rates — Forward-Looking Attachment O". For each reporting period beginning with the first quarter 2007, revenue is recognized based on actual year-to-date net revenue requirements for that reporting period calculated using forward-looking Attachment O. ITCTransmission and METC accrue or defer revenues to the extent that the actual net revenue requirement for the reporting period is higher or lower, respectively, than the network revenue amounts billed relating to that reporting period. ITCTransmission and METC also accrue interest on the true-up amount as permitted by forward-looking Attachment O. The true-up amount, including interest, for each calendar year is automatically reflected in customer bills within two years under the provisions of forward-looking Attachment O. For the year ended December 31, 2007, we have recorded a $0.2 million reduction in operating revenues at ITCTransmission and $20.0 million of additional operating revenues at METC to recognize actual net revenue requirement for the period that differed from the amount billed relating to the period. In addition for the year ended December 31, 2007, we recognized interest expense of less than $0.1 million at ITCTransmission and $0.6 million of interest income at METC for accrued interest relating to the true-up amounts. Our Regulated Operating Subsidiaries do not earn a return on the balance of the Attachment O revenue accrual (deferral) but do accrue interest on the true-up amount as described above.

Regulatory Asset — METC Regulatory Deferrals

The original amount recorded for the Regulatory Asset — METC Regulatory Deferrals of $15.4 million is being recognized in rates and amortized over 20 years beginning January 1, 2007, which corresponds to the amortization period established in the METC rate case settlement for the METC Regulatory Deferrals. Refer to additional discussion of METC Regulatory Deferrals and the Regulatory Assets — METC Regulatory Deferrals in Note 6 under "METC Rate Case." METC earns a return on the remaining unamortized balance of the Regulatory Asset — METC Regulatory Deferrals. METC recorded amortization expense of $0.8 million during 2007, which is included in depreciation and amortization.

Unamortized Loss on Reacquired Debt

In March 2007, ITCTransmission terminated its revolving credit agreement dated as of July 2003 and replaced the revolving credit agreement with a new facility. Refer to additional discussion of the new revolving credit facility and the termination of ITCTransmission revolving credit agreement in Note 9 under "Revolving Credit Facilities — ITCTransmission/METC Credit Agreement" and "Termination of Revolving Credit Facilities — ITCTransmission's July 16, 2006 Revolving Credit Agreement". In accordance with FERC regulations, the remaining unamortized balance of deferred financing fees of $0.5 million relating to the terminated agreement was reclassified from deferred financing fees to other regulatory assets. This amount is amortized on a straight-line basis through March 2010, which was the maturity date of this revolving credit agreement. In addition, in July 2003, the balance of ITCTransmission's unamortized debt expense of $10.9 million relating to ITCTransmission's debt redeemed with the July 2003 refinancing was reclassified from deferred financing fees to other regulatory assets. This amount is amortized on a straight-line basis through February 2009, which is the maturity date of ITCTransmission's debt redeemed in the July 2003 refinancing. During 2007, 2006 and 2005, ITCTransmission recognized amortization expense of

$2.1 million, $1.9 million and $1.9 million, respectively, associated with these regulatory assets, which were recorded to interest expense. ITCTransmission does not earn a return on these regulatory assets but they are included as a component of long-term interest used to calculate the cost of long-term debt under forward-looking Attachment O.

AFUDC Equity

SFAS 109 provides that a regulatory asset be recorded if it is probable a future increase in taxes payable relating to AFUDC Equity will be recovered from customers through future rates, pursuant to the provisions of SFAS 71. Under forward-looking Attachment O, the future taxes payable relating to AFUDC Equity will be recovered from customers in future rates. Forward-looking Attachment O contains a true-up mechanism such that ITCTransmission and METC collect their actual net revenue requirement, which includes taxes payable relating to AFUDC Equity. The carrying amount of this regulatory asset is related to the income taxes on AFUDC Equity recognized that is expected to be earned in future revenues. Because AFUDC Equity is a component of property, plant and equipment that is included in rate base when the plant is placed in service, and the related deferred tax liabilities are not a reduction to rate base, we effectively earn a return on this regulatory asset.

Pensions and Postretirement

Upon adoption of SFAS 158, amounts that otherwise would have been charged and or credited to accumulated other comprehensive income associated with Statement of Financial Accounting Standards No. 87, *Employers' Accounting for Pensions*, ("SFAS 87"), and Statement of Financial Accounting Standards No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions*, ("SFAS 106"), are recorded as a regulatory asset or liability because as the unrecognized amounts recorded to this regulatory asset are recognized through SFAS 87 and SFAS 106 expenses, under forward-looking Attachment O, they will be recovered from customers in future rates. Our Regulated Operating Subsidiaries do not earn a return on the balance of the Pension and Postretirement regulatory asset.

Regulatory Liabilities

The following table summarizes the regulatory liabilities balances at December 31, 2007 and 2006:

(In thousands)	2007	2006
Regulatory Liabilities:		
Accrued asset removal costs	$189,515	$138,726
Attachment O revenue deferral (a)	212	—
Total regulatory liabilities	$189,727	$138,726

(a) Refer to discussion above under "Attachment O revenue accrual."

Accrued Asset Removal Costs

The carrying amount of the accrued asset removal costs represents the accrued asset removal costs to remove the asset at retirement. The portion of depreciation expense related to asset removal costs is added to this regulatory liability and removal expenditures incurred are charged to this regulatory liability. Our Regulated Operating Subsidiaries include this item within accumulated depreciation which is a reduction to rate base. As of December 31, 2007, ITC Midwest accounted for $43.6 million of the regulatory liability accrued assets removal costs. There were no amounts relating to ITC Midwest included in the December 31, 2006 balance as the ITC Midwest acquisition was completed on December 20, 2007.

8. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment-net consisted of the following at December 31, 2007 and 2006:

(In thousands)	2007	2006
Property, plant and equipment- Regulated Operating Subsidiaries:		
Plant in service	$2,637,452	$1,713,892
Construction work in progress	180,779	79,297
Other	14,863	8,059
ITC Holdings and other	7,182	5,570
Total	2,840,276	1,806,818
Less accumulated depreciation and amortization	(879,843)	(608,956)
Property, plant and equipment-net	$1,960,433	$1,197,862

The acquisition of transmission assets by ITC Midwest in December 2007 and ITC Midwest's activity subsequent to the acquisition resulted in additional property, plant and equipment of $742.6 million and accumulated depreciation of $228.4 million at December 31, 2007. Additions to transmission plant in service and construction work in progress during 2007 and 2006 were primarily for projects to upgrade or replace existing transmission plant to improve the reliability of our transmission system.

9. LONG-TERM DEBT

The following amounts were outstanding at December 31, 2007 and 2006:

(In thousands)	2007	2006
ITC Holdings Bridge Facility	$ 765,000	$ —
ITC Holdings 5.25% Senior Notes due July 15, 2013 (net of discount of $658 and $777, respectively)	266,342	266,223
ITC Holdings 6.04% Senior Notes, Series A, due September 20, 2014	50,000	—
ITC Holdings 5.875% Senior Notes due September 30, 2016 (net of discount of $29 and $32, respectively)	254,971	254,968
ITC Holdings 6.23% Senior Notes, Series B, due September 20, 2017	50,000	—
ITC Holdings 6.375% Senior Notes due September 30, 2036 (net of discount of $220 and $228, respectively)	254,780	254,772
ITC Holdings Credit Agreement	46,100	—
ITCTransmission 4.45% First Mortgage Bonds Series A due July 15, 2013 (net of discount of $66 and $78, respectively)	184,934	184,922
ITCTransmission 6.125% First Mortgage Bonds Series C due March 31, 2036 (net of discount of $103 and $107, respectively)	99,897	99,893
ITCTransmission/METC Credit Agreement	96,400	—
ITCTransmission's July 16, 2006 Revolving Credit Agreement	—	12,500
METC 5.75% Senior Secured Notes due December 10, 2015	175,000	175,000
METC's December 8, 2003 Revolving Credit Agreement	—	14,000
Total long-term debt	$2,243,424	$1,262,278

The annual maturities of long-term debt as of December 31, 2007 are as follows:

(In thousands)	
2008	$ 765,000
2009	—
2010	—
2011	—
2012	142,500
2013 and thereafter	1,337,000
Total long-term debt	$2,244,500

ITC Holdings Bridge Facility

ITC Holdings received a commitment letter, dated January 18, 2007, from a bank (the "Lead Arranger") to provide to ITC Holdings, subject to the terms and conditions therein, financing in an aggregate amount of up to $765.0 million in the form of a 364-day senior unsecured bridge facility. ITC Holdings paid a fee of 0.125% per annum, which accrued beginning on August 1, 2007 through the ITC Midwest acquisition date of December 20, 2007 (the "Ticking Fee"). The Ticking Fee of $0.4 million was recorded in other expense. Additionally, ITC Holdings paid a funding fee equal to 0.375% of the aggregate amount of the loans borrowed (the "Funding Fee") and an arrangement fee of 0.125% on the aggregate amount of the Bridge Facility (the "Arrangement Fee"). The Arrangement Fee amount was recorded as a debt issue cost and amortized over the expected term of the Bridge Facility. The Funding Fee was rebated in full in January 2008 as a result of the Bridge Facility being refinanced with the Lead Arranger within the specified time period, and was applied as a reduction to the issuance costs of the ITC Midwest acquisition financings. The borrowings under the Bridge Facility accrued interest at 5.56% and total interest expense recognized in 2007 was $1.4 million. The proceeds from the Bridge Facility were used to finance a significant portion of the ITC Midwest acquisition.

We classified the outstanding balance of the Bridge Facility as long-term debt because we have demonstrated our ability to refinance the Bridge Facility with long-term permanent financing. In January 2008, we repaid in full all amounts outstanding under the Bridge Facility using the proceeds of ITC Holdings' $385.0 million Senior Notes, ITC Midwest's $175.0 million First Mortgage Bonds, Series A and the issuance of 6,420,737 shares of ITC Holdings' common stock for proceeds of $308.3 million net of underwriting discount. The terms of the ITC Holdings Senior Notes and ITC Midwest First Mortgage Bonds are discussed below.

ITC Holdings Senior Notes

On September 20, 2007, ITC Holdings issued $50.0 million of 6.04% Senior Notes, Series A, due September 20, 2014 and $50.0 million of 6.23% Senior Notes, Series B, due September 20, 2017. The proceeds were used to pay off the balance of a $25.0 million ITC Holdings term loan agreement, and to pay down existing borrowings under the ITC Holdings Credit Agreement described below. All issuances of ITC Holdings Senior Notes are unsecured.

ITCTransmission First Mortgage Bonds

The First Mortgage Bonds are issued under ITCTransmission's First Mortgage and Deed of Trust, and therefore have the benefit of a first mortgage lien on substantially all of ITCTransmission's property.

METC Senior Secured Notes

METC's Senior Secured Notes were issued under a first mortgage indenture, dated as of December 10, 2003. Amounts outstanding under METC's Senior Secured Notes are secured by a first priority security interest in all of METC's assets equally with all other securities issued under the first mortgage indenture.

Revolving Credit Facilities

ITC Holdings Credit Agreement

On March 29, 2007, ITC Holdings entered into a revolving credit agreement, (the "ITC Holdings Credit Agreement"), dated as of March 29, 2007, that establishes an unguaranteed, unsecured revolving credit facility under which ITC Holdings may borrow and issue letters of credit up to $125.0 million (subject to increase to $150.0 million with consent of the lenders). The maturity date of the ITC Holdings Credit Agreement is March 29, 2012. With consent of the lenders holding a majority of the commitments under the ITC Holdings Credit Agreement, ITC Holdings may extend the maturity date of the ITC Holdings Credit Agreement for up to two additional one-year periods. Loans under the ITC Holdings Credit Agreement are variable rate loans, with rates on LIBOR-based loans varying from 20 to 110 basis points over the applicable LIBOR rate, depending on ITC Holdings' credit rating and the amount of the credit line in use, and rates on other loans at the higher of prime or 50 basis points over the federal funds rate. At December 31, 2007, ITC Holdings had $46.1 million outstanding under the ITC Holdings Credit Agreement and the weighted-average interest rate of borrowings outstanding under the facility at December 31, 2007 was 5.6%. The ITC Holdings Credit Agreement also provides for the payment to the lenders of a commitment fee on the average daily unused commitments at rates varying from .05% to 0.20% each year, depending on ITC Holdings' credit rating.

ITCTransmission/METC Credit Agreement

On March 29, 2007, ITCTransmission and METC entered into a revolving credit agreement (the "ITCTransmission/METC Credit Agreement"), dated as of March 29, 2007, that establishes an unguaranteed, unsecured revolving credit facility under which ITCTransmission may borrow and issue letters of credit up to $105.0 million (as modified December 27, 2007) and METC may borrow and issue letters of credit up to $60.0 million (subject to increase to $85.0 million with consent of the lenders). The maturity date of the ITCTransmission/METC Credit Agreement is March 29, 2012. With consent of the lenders holding a majority of the commitments under the ITCTransmission/METC Credit Agreement, ITCTransmission and METC may extend the maturity date of the ITCTransmission/METC Credit Agreement for up to two additional one-year periods. Loans made under the ITCTransmission/METC Credit Agreement are variable rate loans, with rates on LIBOR-based loans varying from 20 to 110 basis points over the applicable LIBOR rate, depending on ITCTransmission and METC's credit ratings and the amount of the credit line in use, and rates on other loans at the higher of prime or 50 basis points over the federal funds rate. At December 31, 2007, ITCTransmission and METC had $78.5 million and $17.9 million, respectively, outstanding under the ITCTransmission/METC Credit Agreement and the weighted-average interest rate of borrowings outstanding under the facility at December 31, 2007 was 5.4%. The ITCTransmission/METC Credit Agreement also provides for the payment to the lenders of a commitment fee on the average daily unused commitments at rates varying from .05% to 0.20% each year, depending on ITCTransmission's and METC's credit ratings.

ITC Midwest Credit Agreement

On January 29, 2008, ITC Midwest entered into a Revolving Credit Agreement (the "ITC Midwest Revolving Credit Agreement") that establishes an unguaranteed, unsecured $50.0 million (subject to increase to $75.0 million with consent of the lenders) revolving credit facility under which ITC Midwest may borrow and issue letters of credit. The maturity date of the ITC Midwest Revolving Credit Agreement is January 29, 2013. ITC Midwest's loans made under the ITC Midwest Revolving Credit Agreement will bear interest at a variable rate, with rates on LIBOR-based loans varying from 20 to 110 basis points over the applicable LIBOR rate, depending on ITC Midwest's credit rating and the amount of the credit line in use, and rates on other loans at the higher of prime or 50 basis points over the federal funds rate. The ITC Midwest Credit Agreement also provides for the payment to the lenders of a commitment fee on the average daily unused commitments at rates varying from .05% to 0.20% each year, depending on ITC Midwest's credit rating.

Termination of Revolving Credit Facilities

ITC Holdings' March 19, 2004 Revolving Credit Agreement

On March 29, 2007, ITC Holdings terminated its revolving credit agreement dated as of March 19, 2004. Accordingly, the remaining unamortized balance of deferred financing fees of $0.3 million relating to the terminated agreement were recorded as a loss on extinguishment of debt during the year ended December 31, 2007. No amounts were outstanding under this revolving credit agreement as of December 31, 2006.

ITCTransmission's July 16, 2006 Revolving Credit Agreement

On March 29, 2007, ITCTransmission terminated its revolving credit agreement dated as of July 16, 2003. In accordance with FERC regulations, the remaining unamortized balance of deferred financing fees of $0.5 million relating to the terminated agreement was reclassified from deferred financing fees to other regulatory assets.

ITCTransmission had $12.5 million outstanding under its revolving credit facility at December 31, 2006. The weighted-average interest rate of borrowings outstanding under the facility at December 31, 2006 was 6.4%.

METC's December 8, 2003 Revolving Credit Agreement

On March 29, 2007, METC terminated its revolving credit agreement dated as of December 8, 2003. METC had $14.0 million outstanding under its revolving credit facility at December 31, 2006. The weighted-average interest rate of borrowings outstanding under the facility at December 31, 2006 was 6.6%.

ITC Midwest Acquisition Financing

ITC Holdings Senior Notes

On January 24, 2008, ITC Holdings issued $385.0 million aggregate principal amount of its 6.050% Senior Notes due January 31, 2018 under its first mortgage indenture, dated as of December 10, 2003 in a private placement in reliance on exemptions from registration under the Securities Act of 1933. The senior notes were sold by ITC Holdings to various initial purchasers pursuant to a purchase agreement dated January 15, 2008. The proceeds were used to partially pay off the balance of the Bridge Facility, which was used to partially finance the ITC Midwest acquisition.

ITC Midwest First Mortgage Bonds

On January 24, 2008, ITC Midwest issued $175.0 million aggregate principal amount of its 6.150% First Mortgage Bonds, Series A, due 2038.

The Series A Bonds are secured by a first mortgage lien on substantially all of ITC Midwest's real and tangible personal property equally with all other securities issued in the future under its First Mortgage and Deed of Trust, with such exceptions as described in, and such releases as permitted by, the indenture. The proceeds were used to partially pay off the balance of the Bridge Facility.

Interest Rate Lock Cash Flow Hedges

On September 27, 2006, ITC Holdings entered into two interest rate lock agreements to hedge the benchmark interest rate risk associated with the expected issuance of the ITC Holdings Senior Notes in 2006 to effect the METC acquisition. The interest rate lock agreements were designated as cash flow hedges under Statement of Financial Accounting Standards 133 "Accounting for Derivative Instruments and Hedging Activities."

On October 4, 2006, upon pricing of the ITC Holdings $255.0 million 5.875% Senior Notes due September 30, 2016 and $255.0 million 6.375% Senior Notes due September 30, 2036, the corresponding treasury rates were lower than the effective rates of our interest rate locks. As a result, ITC Holdings paid $1.5 million to settle the interest rate lock agreements. An amount of $1.0 million (net of tax of $0.5 million) was recorded to other comprehensive loss and will be amortized to interest expense over the life of the respective ITC Holdings Senior Notes.

Fair Value of Long Term Debt

Fixed Rate Long Term Debt

Based on the borrowing rates currently available for bank loans with similar terms and average maturities, the fair value of our consolidated long-term debt, excluding revolving credit facilities and the ITC Holdings Bridge Facility, was $1,297.1 million at December 31, 2007. The total book value of our consolidated long-term debt, excluding revolving credit facilities and the ITC Holdings Bridge Facility, was $1,335.9 million at December 31, 2007. We performed an analysis calculating the impact of changes in interest rates on the fair value of long-term debt, excluding revolving credit facilities and the ITC Holdings Bridge Facility, at December 31, 2007. An increase in interest rates of 10% at December 31, 2007 would decrease the fair value of debt by $57.9 million, and a decrease in interest rates of 10% at December 31, 2007 would increase the fair value of debt by $72.4 million.

Revolving Credit Facilities

At December 31, 2007, ITC Holdings, ITCTransmission and METC had $46.1 million, $78.5 million and $17.9 million outstanding, respectively, under their revolving credit facilities which are variable rate loans and therefore fair value approximates book value. A 10% increase in ITC Holdings', ITCTransmission's and METC's short-term borrowing rate, from 6.0% to 6.6% for example, would increase interest expense by $0.9 million for an annual period on a constant borrowing level of $142.5 million.

ITC Holdings Bridge Facility

At December 31, 2007, we had $765.0 million outstanding under the Bridge Facility, which fair value approximates book value.

10. EARNINGS PER SHARE

We report both basic and diluted earnings per share. Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share assumes the issuance of potentially dilutive shares of common stock during the period resulting from the exercise of common stock options and vesting of restricted stock awards. A reconciliation of both calculations for the years ended December 31, 2007, 2006 and 2005 is presented in the following table:

(In thousands, except share and per share data)	2006	2005	2004
Basic earnings per share:			
Net income	$ 73,296	$ 33,223	$ 34,671
Weighted-average shares outstanding	42,298,478	35,048,049	31,455,065
Basic earnings per share	$ 1.73	$ 0.95	$ 1.10
Diluted earnings per share:			
Net income	$ 73,296	$ 33,223	$ 34,671
Weighted-average shares outstanding	42,298,478	35,048,049	31,455,065
Incremental shares of stock-based awards	1,242,828	1,188,895	1,274,777
Weighted-average dilutive shares outstanding	43,541,306	36,236,944	32,729,842
Diluted earnings per share	$ 1.68	$ 0.92	$ 1.06

Basic earnings per share excludes 439,964, 366,035 and 252,298 shares of restricted common stock at December 31, 2007, 2006 and 2005, respectively, that were issued and outstanding, but had not yet vested as of such dates.

In 2007, 2006 and 2005, 104,720, 219,673 and 751,699 potential shares of common stock, respectively, were excluded from the diluted per share calculation relating to stock option and restricted stock awards, because the effect of including these potential shares was antidilutive.

11. INCOME TAXES

Our effective tax rate varied from the statutory federal income tax rate due to differences between the book and tax treatment of various transactions as follows:

(In thousands)	2007	2006	2005
Income tax expense at 35% statutory rate	$38,481	$16,398	$18,763
State income taxes	(4,047)	—	—
Valuation allowance — state income taxes	4,047	—	—
AFUDC Equity	(2,691)	(2,909)	—
Lobbying expenses not deductible	281	134	137
Executive compensation	394	—	—
Other — net	185	35	38
Income tax provision	$36,650	$13,658	$18,938

Components of the income tax provision were as follows:

(In thousands)	2007	2006	2005
Current income tax expense	$ —	$ 428	$ 313
Deferred income tax expense	36,650	13,230	18,625
Total income tax provision	$36,650	$13,658	$18,938

Deferred tax assets and liabilities are recognized for the estimated future tax effect of temporary differences between the tax basis of assets or liabilities and the reported amounts in the financial statements. Deferred tax assets and liabilities are classified as current or noncurrent according to the classification of the related assets or liabilities. Deferred tax assets and liabilities not related to assets or liabilities are classified according to the expected reversal date of the temporary differences.

Deferred income tax assets (liabilities) consisted of the following at December 31,:

(In thousands)	2007	2006
Property, plant and equipment	$ (81,847)	$ (54,376)
Federal income tax NOLs	32,178	32,677
Michigan Business Tax deductions	24,621	—
METC regulatory deferral(a)	(19,213)	(19,250)
Acquisition adjustments — ADIT deferral(a)	(13,761)	(8,811)
Goodwill	(29,144)	(20,234)
Attachment O revenue accrual (deferral)-net (including accrued interest)	(7,730)	—
METC rate case accrued liability	—	7,000
Pension and postretirement liabilities	5,861	2,747
State income tax NOLs	3,199	—
Other — net	1,955	5,539
Deferred tax asset valuation allowance(b)	(4,047)	—
Net deferred tax assets (liabilities)	$ (87,928)	$ (54,708)
Deferred income tax liabilities	$(165,443)	$(107,238)
Deferred income tax assets	81,562	52,530
Deferred tax asset valuation allowance(b)	(4,047)	—
Net deferred tax assets (liabilities)	$ (87,928)	$ (54,708)

(a) Described in Note 7.

(b) The deferred tax valuation allowance relates primarily to Iowa income tax NOLs that are expected to expire unused.

We have estimated federal income tax NOLs of $116.4 million as of December 31, 2007, all of which we expect to use prior to their expiration. The federal income tax NOLs of $38.5 million included in the 2006 consolidated tax return for the entities acquired in the METC acquisition would expire beginning in 2019. The remaining estimated federal income tax NOLs of $79.9 million would expire in 2023, 2024 and 2026.

Included in the $116.4 million total estimated federal income tax NOLs is $24.5 million ($8.6 million after tax) of federal income tax NOLs relating to tax deductions for stock based compensation not recognized in the consolidated financial statements. Prior to the adoption of SFAS 123(R), under the provisions of Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"), we recorded tax deductions that exceeded the cumulative compensation cost recognized for options exercised or restricted shares that vested as increases to additional paid-in capital and increases in deferred tax assets for federal income tax NOLs in the consolidated statement of financial position. SFAS 123(R) requires that the excess tax deductions be recognized as additional paid-in capital only if that deduction reduces taxes payable as a result of a realized cash benefit from the deduction. For the year ended December 31, 2007 and 2006, we did not recognize the tax effects of the excess tax deductions as additional paid-in capital or increases to NOL deferred tax assets, as the deductions have not resulted in a reduction of taxes payable due to our federal income tax NOLs.

Michigan Business Tax

On July 12, 2007, a Michigan law was enacted to replace the Michigan Single Business Tax effective January 1, 2008. Key features of the new tax include a business income tax at a rate of 4.95% and a modified gross receipts tax at a rate of 0.80%, with credits for certain activities. In December 2007, a 21.99% surcharge was added to both the business income tax and modified gross receipts tax, resulting in total rates of 6.04% and 0.98%, respectively. The surcharge expires no earlier than January 1, 2017. The Michigan Single Business Tax that was in effect through December 31, 2007 was accounted for as a tax other than income tax. The new tax is accounted for as an income tax under the provisions of Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes.* The accounting for the new tax resulted in the recognition of deferred tax liabilities for temporary differences expected to reverse subsequent to December 31, 2007. As a result of the provisions contained in an additional Michigan law enacted on September 30, 2007 that allow for deductions over the period 2015 through 2029 for temporary differences that exist at the effective date of the new tax of January 1, 2008, we recognized a deferred tax asset that resulted in an offset to the deferred tax liabilities recognized. The enactment of the new tax did not have a material effect on our consolidated financial statements as of December 31, 2007.

12. LEASES

We have operating lease agreements for office space rental, which expire in May 2008. ITCTransmission has two successive one-year options to renew a portion of the leased premises upon expiration solely at ITCTransmission's discretion. Additionally, we have operating leases for office equipment and storage facilities. We recognize expenses relating to our operating lease obligations on a straight-line basis over the term of the lease. We recognized rent expense of $1.0 million, $0.8 million and $0.6 million for the year ended December 31, 2007, 2006 and 2005, respectively, and recorded in general and administrative and operation and maintenance expenses. These amounts and the amounts in the table below do not include any expense or payments to be made under the METC Easement Agreement described in Note 18 under "Amended and Restated Easement Agreement with Consumers Energy."

Future minimum lease payments under the leases at December 31, 2007 were:

(In thousands)	
2008	$774
2009	216
2010	—
2011	—
2012 and thereafter	—
Total minimum lease payments	$990

13. RETIREMENT BENEFITS AND ASSETS HELD IN TRUST

Retirement Plan Benefits

We have a retirement plan for eligible employees, comprised of a traditional final average pay plan and a cash balance plan. The retirement plan is noncontributory, covers substantially all employees, and provides retirement benefits based on the employees' years of benefit service, average final compensation and age at retirement. The cash balance plan benefits are based on eligible compensation and interest credits. While we are obligated to fund the retirement plan by contributing the minimum amount required by the Employee Retirement Income Security Act of 1974, it is our practice to contribute the maximum allowable amount as defined by section 404 of the Internal Revenue Code. During 2007, we contributed $4.0 million to the retirement plan relating to the 2006 plan year. We expect to contribute $2.1 million to the defined benefit retirement plan relating to the 2007 plan year in 2008.

We have also established two supplemental nonqualified, noncontributory, retirement benefit plans for selected management employees. The plans provide for benefits that supplement those provided by our other retirement plans. During 2007, we contributed $1.1 million to the plans.

The investment objective of the retirement benefit plan is to maximize total return with moderate tolerance for risk. Targeted asset allocation is equally weighted between equity and fixed income securities. Management believes that this strategy will provide flexibility for liquidity purposes but also establishes some investment for growth.

The plan assets consisted of the following at September 30, 2007 and 2006:

Asset Category	2007	2006
Fixed income securities	48.4%	49.0%
Equity securities	51.6%	51.0%
Total	100.0%	100.0%

We have an annual measurement date of September 30. Refer to Note 3 for a discussion of our change in annual measurement date to December 31 effective January 1, 2008.

Net pension cost for 2007, 2006 and 2005 includes the following components:

(In thousands)	2007	2006	2005
Service cost	$ 1,493	$1,165	$ 898
Interest cost	996	961	577
Expected return on plan assets	(650)	(426)	(286)
Amortization of prior service cost (credit)	(1,101)	(23)	488
Amortization of actuarial loss (gain)	1,952	1,835	(3)
Net pension cost	$ 2,690	$3,512	$1,674

The following table reconciles the obligations, assets and funded status of the pension plans as well as the amounts recognized as accrued pension liability in the consolidated statement of financial position as of the measurement date of September 30, 2007 and 2006:

(In thousands)	2007	2006
Change in Benefit Obligation:		
Beginning projected benefit obligation	$(16,161)	$(18,273)
Service cost	(1,493)	(1,165)
Interest cost	(996)	(961)
Actuarial net gain (loss)	(101)	221
Plan amendments	(145)	4,017
Benefits paid	27	—
Ending projected benefit obligation	$(18,869)	$(16,161)
Change in Plans' Assets:		
Beginning plan assets at fair value	$ 8,379	$ 6,012
Actual return on plan assets	1,072	563
Employer contributions	4,000	1,804
Benefits paid	(27)	—
Ending plan assets at fair value	$ 13,424	$ 8,379
Funded status, underfunded	$ (5,445)	$ (7,782)
Ending accumulated benefit obligation	$(16,233)	$(13,751)

The funded status consists of $1.5 million of overfunded plan benefits and $7.0 million of underfunded plan benefits for 2007 and $7.8 million of underfunded plan benefits for 2006. The underfunded plan amounts are recorded in accrued pension and postretirement liabilities and the overfunded plan amounts are recorded in other long term assets, with the offset for 2007 and 2006 in other regulatory assets on our consolidated statements of financial position. We also recorded a deferred income tax liability on the regulatory asset in deferred income tax liabilities on our consolidated statements of financial position. The entries did not impact our results of operations in 2007 or 2006 and did not require a usage of cash and is therefore excluded from our consolidated statement of cash flows. The amounts recorded as a regulatory asset represent a net periodic benefit cost to be recognized in our operating income in future periods.

Actuarial assumptions used to determine the benefit obligation are listed below:

	September 30, 2007 Benefit Obligation	September 30, 2006 Benefit Obligation
Discount rate	6.19%	5.95%
Annual rate of salary increases	5.00%	3.50%

Actuarial assumptions used to determine the benefit cost for 2007, 2006 and 2005 are listed below:

	2007	2006	2005
Discount rate	5.95%	5.50%	5.75%
Annual rate of salary increases	5.00%	3.50%	3.50%
Expected long-term rate of return on plan assets	7.00%	7.00%	7.00%

The expected long-term rate of return on plan assets was estimated using market benchmarks for equities and bonds applied to the plan's target asset allocation. The expected return on the plan assets component of net pension cost was determined based on the expected long-term rate of return on plan assets and the fair value of plan assets.

At December 31, 2007, the projected benefit payments for the defined benefit retirement plan calculated using the same assumptions as those used to calculate the benefit obligation described above are listed below:

(In thousands)	
2008	476
2009	1,234
2010	1,176
2011	1,321
2012	1,718
2013 through 2017	9,996

Other Postretirement Benefits

We provide certain postretirement health care, dental, and life insurance benefits for employees who may become eligible for these benefits. Annual measurement dates are September 30 of each year. Refer to Note 3 for a discussion of our change in annual measurement date to December 31 effective January 1, 2008. Contributions to the plan in 2007 and 2006 totaled $0.4 million and $0.7 million, respectively. We expect to contribute $1.0 million to the plan in 2008. Additionally, as a condition of the Asset Sale Agreement with IP&L, assets of approximately $1.6 million relating to postretirement benefits will be transferred from IP&L's 501(c)(9) trust to our 501(c)(9) trust during the first half of 2008, equivalent to the obligation our postretirement benefit plan has assumed for past service liabilities of participants who transferred from IP&L to us.

The investment objective for the postretirement benefit plan is to maximize total return with moderate tolerance for risk. Targeted asset allocation is equally weighted between equity and fixed income securities. This strategy will provide flexibility for liquidity purposes but also establishes some investment for growth.

The plan assets consisted of the following at September 30, 2007 and 2006:

Asset Category	2007	2006
Fixed income securities	42.0%	38.0%
Equity securities	58.0%	62.0%
Total	100.0%	100.0%

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") was signed into law. In accordance with FASB Staff Position No. 106-2, our measurement of the accumulated postretirement benefit obligation as of September 30, 2007 and 2006 reflects amounts associated with the expected subsidies under the Act because we have concluded that the benefits provided by the plan are actuarially equivalent to Medicare Part D under the Act.

Net postretirement cost for 2007, 2006 and 2005 includes the following components:

(In thousands)	2007	2006	2005
Service cost	$ 982	$1,181	$1,001
Interest cost	330	272	183
Expected return on plan assets	(93)	(42)	(12)
Amortization of unrecognized prior service cost	235	—	—
Amortization of actuarial (gain) loss	(94)	76	32
Net postretirement cost	$1,360	$1,487	$1,204

The following table reconciles the obligations, assets and funded status of the plans as well as the amounts recognized as accrued postretirement liability in the consolidated statement of financial position as of the measurement date of September 30, 2007 and 2006:

(In thousands)	2007	2006
Change in Benefit Obligation:		
Beginning accumulated postretirement obligation	$(4,859)	$(4,951)
Service cost	(982)	(1,181)
Interest cost	(330)	(272)
Amendments	(2,025)	—
Actuarial gain (loss)	(943)	1,545
Ending accumulated postretirement obligation	$(9,139)	$(4,859)
Change in Plans' Assets		
Beginning plan assets at fair value	$ 1,591	$ 762
Actual return on plan assets	225	96
Employer contributions	395	733
Ending Plan assets at fair value	$ 2,211	$ 1,591
Funded status, underfunded	$(6,928)	$(3,268)

The underfunded plan amounts are recorded in accrued pension and postretirement liabilities with the offset in other regulatory assets on our consolidated statements of financial position. We also recorded a deferred income tax liability on the regulatory asset in deferred income tax liabilities on our consolidated statements of financial position. The entries did not impact our results of operations in 2007 or 2006 and did not require a usage of cash and is therefore excluded from our consolidated statement of cash flows. The amounts recorded as a regulatory asset represent a net periodic benefit cost to be recognized in our operating income in future periods.

Actuarial assumptions used to determine the benefit obligation are as follows:

	September 30, 2007 Benefit Obligation	September 30, 2006 Benefit Obligation
Discount rate	6.19%	5.95%
Annual rate of salary increases	5.00%	3.50%
Health care cost trend rate assumed for next year	10.50%	11.00%
Rate to which the cost trend rate is assumed to decline	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2015	2015
Annual rate of increase in dental benefit costs	5.00%	5.00%

Actuarial assumptions used to determine the benefit cost for 2007, 2006 and 2005 are as follows:

	2007	2006	2005
Discount rate	5.95%	5.50%	5.75%
Annual rate of salary increases	5.00%	3.50%	3.50%
Health care cost trend rate assumed for next year	11.00%	12.00%	11.00%
Rate to which the cost trend rate is assumed to decline	5.00%	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2015	2015	2014

At December 31, 2007, the projected benefit payments for the postretirement benefit plan calculated using the same assumptions as those used to calculate the benefit obligations listed above are listed below:

(In thousands)	
2008	91
2009	190
2010	259
2011	347
2012	430
2013 through 2017	4,299

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point increase or decrease in assumed health care cost trend rates would have the following effects on costs for 2007 and benefit obligation at September 30, 2007:

(In thousands)	One-Percentage-Point Increase	One-Percentage-Point Decrease
Effect on total of service and interest cost	$ 243	$(197)
Effect on postretirement benefit obligation	1,218	(998)

Defined Contribution Plans

We also sponsor a defined contribution retirement savings plan. Participation in this plan is available to substantially all employees. We match employee contributions up to certain predefined limits based upon eligible compensation and the employee's contribution rate. The cost of this plan was $1.4 million, $1.1 million and $0.8 million for 2007, 2006 and 2005, respectively.

14. DEFERRED COMPENSATION PLANS

Special Bonus Plans

On June 15, 2005, our board of directors approved two discretionary bonus plans, the ITC Holdings Executive Group Special Bonus Plan and the ITC Holdings Special Bonus Plan, under which plan participants had amounts credited to accounts which were maintained for each participant in respect of each calendar year during which the plans are in place. Under the special bonus plans, in determining the amounts to be credited to the plan participants' accounts, our board of directors is to give consideration to dividends paid, or expected to be paid, on our common stock during each year. Our board of directors can generally amend or terminate the plans at any time, except that no such amendment or termination can materially and adversely affect accrued and vested rights, unless an amendment is necessary to satisfy applicable laws or new accounting standards. All distributions under these plans are payable only in cash.

The special bonus plans are accounted for as compensation plans. Awards made under the special bonus plans are amortized to expense over the vesting period of the award if the award vests in the future, or are expensed immediately if the participant is vested in the award at the time of the award.

On November 12, 2007, the compensation committee of the board of directors approved amendments to the ITC Holdings Special Bonus Plan and the ITC Holdings Executive Group Special Bonus Plan providing that amounts previously deferred under the plans became vested. In December 2007, $2.0 million previously deferred under the ITC Holdings Special Bonus Plan was paid by us from the funded trust to non-executive employee participants and $1.6 million previously deferred under the ITC Holdings Executive Group Special Bonus Plan was paid by us from cash on hand to executive employee participants. Future amounts authorized under the special bonus plans will be earned by the participants at the time of authorization and will no longer be deferred.

In 2007, we recognized $4.2 million in general and administrative expenses relating to the special bonus plans, consisting of $2.5 million for awards authorized during 2007 and $1.7 million for awards authorized in 2006 and 2005 for which expense had not yet been recognized, as a result of the payout of these previously deferred awards as discussed above.

In 2006 and 2005, we recognized $1.6 million and $0.5 million, respectively, in general and administrative expenses relating to the special bonus plans.

The contributions made to the trust to fund the special bonus plans for non-executive employees were included in other assets. We accounted for the assets contributed under the special bonus plans and held in a trust as trading securities under Financial Accounting Standards No. 115, *Accounting for Certain Investments in Debt and Equity Securities* ("SFAS 115"). Accordingly, gains or losses on the investments were recorded as investment income or loss with an offsetting amount recorded to general and administrative expense and was less than $0.1 million for 2007, 2006 and 2005.

Deferred Compensation Plan

Certain of our employees participate in our deferred compensation plan (the "Deferred Compensation Plan"). The investments in the Deferred Compensation Plan trust of $0.5 million at December 31, 2007 and 2006 are included in other assets with the corresponding liability in other liabilities. We account for the assets contributed under the Deferred Compensation Plan and held in a trust as trading securities under SFAS 115. Accordingly, gains or losses on the investments, for which the employees are at risk for the investment returns, are recorded as investment income or loss with an offsetting amount recorded to compensation expense. Total compensation expense, including investment earnings, was less than $0.1 million for 2007, 2006 and 2005 and are recorded in general and administrative expense.

15. STOCKHOLDERS' EQUITY AND STOCK-BASED COMPENSATION

Common Stock

General — ITC Holdings' authorized capital stock consisted of:

- 100 million shares of common stock, without par value; and
- 10 million shares of preferred stock, without par value.

As of December 31, 2007, there were 42,916,852 shares of our common stock outstanding and no shares of preferred stock outstanding and 405 holders of record of our common stock.

Voting Rights — Each holder of ITC Holdings' common stock, including holders of our common stock subject to restricted stock awards, is entitled to cast one vote for each share held of record on all matters submitted to a vote of stockholders, including the election of directors. Holders of ITC Holdings' common stock have no cumulative voting rights.

Dividends — Holders of our common stock, including holders of common stock subject to restricted stock awards, are entitled to receive dividends or other distributions declared by the board of directors. The right of the board of directors to declare dividends is subject to the right of any holders of ITC Holdings' preferred stock, to the extent that any preferred stock is authorized and issued, and the availability under the Michigan Business Corporation Act of sufficient funds to pay dividends. We have not issued any shares of preferred stock. The declaration and payment of dividends is subject to the discretion of ITC Holdings' board of directors and depends on various factors, including our net income, financial condition, cash requirements, future prospects and other factors deemed relevant by ITC Holdings' board of directors.

As a holding company with no business operations, ITC Holdings' assets consist primarily of the stock and membership interests in its subsidiaries, deferred tax assets relating primarily to federal income tax NOLs and cash on hand. ITC Holdings' only sources of cash to pay dividends to our stockholders are dividends and other payments received by us from time to time from our Regulated Operating Subsidiaries and any other subsidiaries we may have and the proceeds raised from the sale of our debt and equity securities. Each of our Regulated Operating Subsidiaries, however, is legally distinct from ITC Holdings and has no obligation, contingent or otherwise, to make funds available to us for the payment of dividends to ITC Holdings' stockholders or otherwise. The ability of each of our Regulated Operating Subsidiaries and any other subsidiaries we may have to pay dividends and make other payments to ITC Holdings is subject to, among other things, the availability of funds, after taking into account capital expenditure requirements, the terms of its indebtedness, applicable state laws and regulations of the FERC and the FPA.

Each of the ITC Holdings Credit Agreement, the ITCTransmission/METC Credit Agreement, the ITC Midwest Credit Agreement and the note purchase agreements governing ITC Holdings' Senior Notes imposes restrictions on ITC Holdings and its subsidiaries' respective abilities to pay dividends if an event of default has occurred under the relevant agreement, and thus ITC Holdings' ability to pay dividends on its common stock will depend upon, among other things, our level of indebtedness at the time of the proposed dividend and whether we are in compliance with the covenants under our revolving credit facilities and its other debt instruments. ITC Holdings' future dividend policy will also depend on the requirements of any future financing agreements to which we may be a party and other factors considered relevant by ITC Holdings' board of directors.

Liquidation Rights — If ITC Holdings is dissolved, the holders of our common stock will share ratably in the distribution of all assets that remain after we pay all of our liabilities and satisfy our obligations to the holders of any of ITC Holdings' preferred stock, to the extent that any preferred stock is authorized and issued.

Preemptive and Other Rights — Holders of our common stock have no preemptive rights to purchase or subscribe for any of our stock or other securities of our company and there are no conversion rights or redemption or sinking fund provisions with respect to our common stock.

Repurchases — In 2007, 2006 and 2005, we repurchased 41,867, 30,605 and 28,675 shares of common stock for an aggregate of $1.8 million, $1.0 million and $0.8 million, respectively, which represented shares of common stock delivered to us by employees as payment of tax withholdings due to us upon the vesting of restricted stock.

ITC Holdings' Common Stock Offerings

On January 24, 2008, ITC Holdings completed an underwritten public offering of its common stock. ITC Holdings sold 6,420,737 newly-issued common shares in the offering, which resulted in proceeds of $308.3 million (net of underwriting discount of $13.7 million and before estimated issuance costs of $0.9 million). The proceeds from this offering were used to partially finance the ITC Midwest acquisition.

In February 2007, International Transmission Holdings Limited Partnership ("IT Holdings LP"), formerly our largest shareholder, sold or distributed its remaining 11,390,054 common shares through a secondary offering of 8,149,534 common shares and through distributions of 3,240,520 common shares to its general and limited partners. ITC Holdings received no proceeds from these offerings and distributions. ITC Holdings incurred offering costs of $0.6 million relating to this transaction, which was recorded in general and administrative expenses in 2007.

Prior to the February 2007 sale and distribution, the ability of our shareholders other than IT Holdings LP to influence our management and policies was limited, including with respect to our acquisition or disposition of assets, the approval of a merger or similar business combination, the incurrence of indebtedness, the issuance of additional shares of common stock or other equity securities and the payment of dividends or other distributions on our common stock. In addition, we could not take certain actions that would adversely affect the limited partners of IT Holdings LP without their approval. IT Holdings LP has divested itself of all remaining common shares, has dissolved and will not participate further in our management.

On October 10, 2006, ITC Holdings completed an underwritten public offering of its common stock in which it sold 6,580,987 newly-issued common shares, which resulted in proceeds of $200.5 million (net of underwriting discount of $9.5 million and before issuance costs). ITC Holdings incurred $2.4 million for professional services and other costs in connection with the public offering, which were recorded as a reduction in stockholders' equity. The proceeds from this offering were used to partially finance the METC acquisition. IT Holdings LP sold 6,356,513 shares of common shares through the offering, from which sale ITC Holdings received no proceeds.

On July 29, 2005, ITC Holdings completed its initial public offering of common stock in which it sold 2,500,000 newly-issued common shares, which resulted in proceeds received from the offering of $53.9 million (net of the underwriting discount of $3.6 million and before issuance costs). ITC Holdings paid $7.1 million for professional services and other costs in connection with the initial public offering, which were recorded as a reduction in stockholders' equity. IT Holdings LP sold 11,875,000 common shares through the offering, for which ITC Holdings received no proceeds.

Stock-based compensation

In 2006, our board of directors and shareholders approved the implementation of the LTIP. The LTIP permits the compensation committee to make grants of a variety of equity-based awards (such as options and restricted shares) for a cumulative amount of up to 1,750,000 shares to employees, directors and consultants. No awards would be permitted after February 7, 2012. The Board also approved an amendment to the 2003 Stock Purchase and Option Plan, reducing the number of shares available for issuance thereunder by 1,000,000 shares, from 5,014,821 to 4,014,821, that became effective when the LTIP was approved by our shareholders at the 2006 annual meeting. Prior to the adoption of the LTIP, we made various stock-based awards under the 2003 Stock Purchase and Option Plan, including options and restricted stock. ITC Holdings issues new shares to satisfy option exercises and restricted stock grants.

In 2006, our board of directors and shareholders approved the implementation of the Employee Stock Purchase Plan ("ESPP"). The ESPP allows for the issuance of an aggregate of 180,000 shares of our common stock. Participation in this plan is available to substantially all employees. We implemented the ESPP effective April 1, 2007. The ESPP is a compensatory plan accounted for under the expense recognition provisions of SFAS 123(R). The stock-based compensation amortization for the ESPP of $0.1 million in 2007 is included in the table below.

We recorded stock-based compensation in 2007, 2006 and 2005 as follows:

(In thousands)	2007	2006	2005
Operation and maintenance expenses	$ 868	$ 472	$ 246
General and administrative expenses	2,509	2,579	1,555
Cumulative effect of a change in accounting principle (before tax effect)	—	(45)	—
Property, plant and equipment	707	491	473
Total stock-based compensation	$4,084	$3,497	$2,274
Total tax benefit recognized for compensation expense	$1,147	$1,052	$ 630

Tax deductions that exceed the cumulative compensation cost recognized for options exercised or restricted shares that vested are recognized as additional paid-in capital only if the tax deductions reduce taxes payable as a result of a realized cash benefit from the deduction. For the year ended December 31, 2007 and 2006, we did not recognize excess tax deductions for option exercises and restricted stock vesting of $5.9 million and $2.4 million, respectively, in additional paid-in capital, as the deductions have not resulted in a cash benefit due to our federal income tax NOLs. We will recognize these excess tax deductions in additional paid-in capital when the tax benefits are realized. In 2005, prior to the adoption of SFAS 123(R), we recorded $1.1 million of tax deductions that exceeded the cumulative compensation cost recognized for options exercised or restricted shares that vested as increases to additional paid-in capital and increases in deferred tax assets for federal income tax NOLs in the consolidated statement of financial position.

Options

Our option grants vest in equal annual installments over a five-year period from the date of grant, or as a result of other events such as death or disability of the option holder. The options have a term of 10 years from the grant date. Stock option activity for 2007 was as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding at January 1, 2007 (1,168,831 exercisable with a weighted average exercise price of $9.40)	2,650,023	$13.30
Granted	272,712	42.82
Exercised	(351,172)	8.77
Forfeited	(68,291)	21.80
Outstanding at December 31, 2007 (1,364,826 exercisable with a weighted average exercise price of $11.03)	2,503,272	$16.92

Grant date fair value of the stock options was determined using a Black-Scholes option pricing model. The following assumptions were used in determining the weighted-average fair value per option:

	2007 Options	2006 Options	2005 Options
Weighted-average grant-date fair value per option	$ 9.08	$ 6.77	$ 3.85
Weighted-average expected volatility(a)	21.3%	22.2%	24.0%
Weighted-average risk-free interest rate	4.5%	4.8%	4.1%
Weighted-average expected term(b)	6.0 years	6.0 years	6.0 years
Weighted-average expected dividend yield	2.71%	3.33%	4.57%
Range of estimated fair values of underlying shares	$ 42.82	$ 33.00	$ 23.00

(a) We estimate volatility using the volatility of the stock of similar companies, as well as our own stock for the 2007, 2006 and 2005 option awards since we became a publicly traded company in July 2005.

(b) The expected term represents the period of time that options granted are expected to be outstanding. We estimated the term using estimated option exercise activity and expected terms of similar companies, given our relatively short history of option exercises.

At December 31, 2007, the aggregate intrinsic value and the weighted-average remaining contractual term for outstanding options were approximately $98.9 million and 6.6 years, respectively. At December 31, 2007, the aggregate intrinsic value and the weighted-average remaining contractual term for exercisable options were $62.0 million and 5.9 years, respectively. The aggregate intrinsic value of options exercised during 2007, 2006 and 2005 were $13.1 million, $4.7 million and $0.7 million, respectively. At December 31, 2007, the total unrecognized compensation cost related to the unvested options awards was $4.1 million and the weighted-average period over which it is expected to be recognized was 3.7 years.

We estimate that 2,435,297 of the options outstanding at December 31, 2007 will vest, including those already vested. The weighted-average fair value, aggregate intrinsic value and the weighted-average remaining contractual term for options shares that are vested and expected to vest as of December 31, 2007 was $16.46 per share, $97.3 million and 6.6 years, respectively.

Restricted Stock Awards

Holders of restricted stock awards have all the rights of a holder of common stock of ITC Holdings, including dividend and voting rights. The holder becomes vested as a result of certain events such as death or disability of the holder, but not later than five years after the grant date. The weighted average expected remaining vesting period at December 31, 2007 is 4.1 years. Holders of restricted shares may not sell, transfer, or pledge their restricted shares.

Restricted stock awards are recorded at fair value at the date of grant, which is based on the closing share price on the grant date. Awards that were granted for future services are accounted for as unearned compensation, with amounts amortized over the vesting period. Awards that were granted as a signing bonus have been expensed at the grant date.

Restricted stock award activity for 2007 was as follows:

	Number of Restricted Stock Awards	Weighted-Average Grant Date Fair Value
Unvested restricted stock awards at January 1, 2007	366,035	$24.82
Granted	228,644	48.84
Vested	(128,936)	9.82
Forfeited	(25,779)	34.70
Unvested restricted stock awards at December 31, 2007	439,964	$41.14

The weighted-average grant date fair value of restricted stock awarded during 2006 and 2005 were $33.16 and $20.47 per share, respectively. The aggregate fair value of restricted stock awards as of December 31, 2007 was $24.8 million. The aggregate fair value of restricted stock awards that vested during 2007, 2006 and 2005 was $5.7 million, $4.0 million and $3.5 million, respectively. At December 31, 2007, the total unrecognized compensation cost related to the restricted stock awards was $15.9 million and the weighted-average period over which that cost is expected to be recognized was 4.4 years.

As of December 31, 2007, we estimate that 344,464 of the restricted shares outstanding at December 31, 2007 will vest. The weighted-average fair value, aggregate intrinsic value and the weighted-average remaining contractual term for restricted shares that are expected to vest was $40.83 per share, $19.4 million and 4.1 years, respectively.

16. RELATED-PARTY TRANSACTIONS

On February 28, 2003, we entered into agreements with Kohlberg Kravis Roberts & Co. L.P., ("KKR"), Trimaran Fund Management, L.L.C. and IT Holdings Partnership for the management, consulting and financial services in exchange for annual fees (the "Management Agreements"). In connection with ITC Holdings' initial public offering that was completed on July 29, 2005, these Management Agreements were amended to terminate further annual fees in exchange for payment of fees to KKR, Trimaran Fund Management, L.L.C. and IT Holdings Partnership of $4.0 million, $1.7 million and $1.0 million, respectively. The total amount of $6.7 million was paid and recorded in operating expenses in 2005. No amounts were paid or recorded in 2007 or 2006 relating to the Management Agreements. Additionally, we incurred general and administrative expenses relating to the Management Agreements of $0.8 million in 2005, excluding out-of-pocket costs. The consulting fees were generally paid at the end of each quarter.

17. JOINTLY OWNED UTILITY PLANT/COORDINATED SERVICES

Our Regulated Operating Subsidiaries have agreements with other utilities for the joint ownership of specific substations and transmission lines. We account for these jointly owned substations and lines by recording property, plant and equipment for our percentage of ownership interest. A Transmission Ownership and Operating Agreement or an Interconnection Facilities Agreement provides the authority for construction of capital improvements and for the operating costs associated with the substations and lines. Each party is responsible for the capital, operation and maintenance, and other costs of these jointly owned facilities based upon each participants' undivided ownership interest.

We have investments in jointly owned utility facilities as shown in the table below as of December 31, 2007:

(In thousands)	Net Investment (a)	Construction Work In Progress
Substations	$ 87,858	$1,585
Lines	80,108	7
Total	$167,966	$1,592

(a) Amount represents our investment in jointly held plant, which has been reduced by the ownership interest amounts of other parties.

ITC *Transmission*

The Michigan Public Power Agency (the "MPPA") has a 50.41% ownership interest in two ITCTransmission 345 kV transmission lines. This ownership entitles the MPPA to approximately 234 MW of network transmission service over the ITCTransmission system. An Ownership and Operating Agreement with the MPPA provides ITCTransmission with authority for construction of capital improvements and for the operation and management of the transmission lines. The MPPA is responsible for the capital and operating and maintenance costs allocable to their ownership interest.

METC

METC has joint sharing of several substations that interconnect with Consumers Energy and other municipal distributions systems and other generators. The rights, responsibilities and obligations for these jointly owned substation facilities are documented in the Amended and Restated Distribution — Transmission Interconnection Agreement with Consumers Energy and in numerous Interconnection Facilities Agreements with various municipals and other generators. As of December 31, 2007, METC's ownership percentages for these jointly owned substation facilities ranged from 6.25% to 66.67%. In addition, the MPPA, the Wolverine Power Supply Cooperative, Inc, (the "WPSC"), and the Michigan South Central Power Agency, (the "MSCPA"), each have an ownership interest in several METC 345 kV transmission lines. This ownership entitles the MPPA, WPSC, and MSCPA to approximately 608 MW of network transmission service over the METC transmission system. As of December 31, 2007 METC's ownership percentages for these jointly owned lines ranged from 35.2% to 64.4%.

ITC Midwest

ITC Midwest has joint sharing of several substations and transmission lines. As of December 1, 2007, ITC Midwest's ownership percentage for these jointly owned assets ranged from 28.0% to 70.0%.

18. COMMITMENTS AND CONTINGENCIES

Environmental Matters

Our Regulated Operating Subsidiaries' operations are subject to federal, state, and local environmental laws and regulations, which impose limitations on the discharge of pollutants into the environment, establish standards for the management, treatment, storage, transportation and disposal of hazardous materials and of solid and hazardous wastes, and impose obligations to investigate and remediate contamination in certain circumstances. Liabilities to investigate or remediate contamination, as well as other liabilities concerning hazardous materials or contamination, such as claims for personal injury or property damage, may arise at many locations, including formerly owned or operated properties and sites where wastes have been treated or disposed of, as well as at properties currently owned or operated by our Regulated Operating Subsidiaries. Such liabilities may arise even where the contamination does not result from noncompliance with applicable environmental laws. Under a number of environmental laws, such liabilities may also be joint and several, meaning that a party can be held responsible for more than its share of the liability involved, or even the entire share. Environmental requirements generally have become more stringent and compliance with those requirements more expensive. We are not aware of any specific developments that would increase our Regulated Operating Subsidiaries' costs for such compliance in a manner that would be expected to have a material adverse effect on our results of operations, financial position or liquidity.

Our Regulated Operating Subsidiaries' assets and operations also involve the use of materials classified as hazardous, toxic or otherwise dangerous. Many of the properties our Regulated Operating Subsidiaries own or operate have been used for many years, and include older facilities and equipment that may be more likely than newer ones to contain or be made from such materials. Some of these properties include aboveground or underground storage tanks and associated piping. Some of them also include large electrical equipment filled with mineral oil, which may contain or previously have contained PCBs. Our Regulated Operating Subsidiaries' facilities and equipment are often situated close to or on property owned by others so that, if they are the source of contamination, other's property may be affected. For example, aboveground and underground transmission lines sometimes traverse properties that our Regulated Operating Subsidiaries do not own, and, at some of our Regulated Operating Subsidiaries' transmission stations, transmission assets (owned or operated by our Regulated Operating Subsidiaries) and distribution assets (owned or operated by our Regulated Operating Subsidiaries' transmission customer) are commingled.

Some properties in which our Regulated Operating Subsidiaries have an ownership interest or at which they operate are, and others are suspected of being, affected by environmental contamination. Our Regulated Operating Subsidiaries are not aware of any pending or threatened claims against them with respect to environmental contamination, or of any investigation or remediation of contamination at any properties, that entail costs likely to materially affect them. Some facilities and properties are located near environmentally sensitive areas such as wetlands.

Claims have been made or threatened against electric utilities for bodily injury, disease or other damages allegedly related to exposure to electromagnetic fields associated with electricity transmission and distribution lines. While our Regulated Operating Subsidiaries do not believe that a causal link between electromagnetic field exposure and injury has been generally established and accepted in the scientific community, if such a relationship is established or accepted, the liabilities and costs imposed on our business could be significant. We are not aware of any pending or threatened claims against our Regulated Operating Subsidiaries for bodily injury, disease or other damages allegedly related to exposure to electromagnetic fields and electricity transmission and distribution lines that entail costs likely to have a material adverse effect on our results of operations, financial position or liquidity.

Litigation

We are involved in certain legal proceedings from time to time before various courts, governmental agencies, and mediation panels concerning matters arising in the ordinary course of business. These proceedings include certain contract disputes, regulatory matters, and pending judicial matters. We cannot predict the final disposition of such proceedings. We regularly review legal matters and record provisions for claims that are considered probable of loss. The resolution of pending proceedings is not expected to have a material effect on our operations or consolidated financial statements in the period in which they are resolved.

CSX Transportation, Inc.

On August 2, 2006, CSX Transportation, Inc. ("CSX") filed a lawsuit in the United States District Court for the Eastern District of Michigan alleging that ITCTransmission caused damage to equipment owned by CSX and further claiming mitigation costs to protect against future damage. The total alleged damage in this lawsuit is approximately $1.1 million. In January 2007, ITCTransmission received a notice from its insurance provider that it reserves its rights as to the insurance policy, asserting that damage claims of CSX arising from the contractual liability of ITCTransmission are not covered under insurance. ITCTransmission has determined that an immaterial amount of the claimed damages relate to an alleged contractual liability, which, if proven, would not be covered under insurance and therefore would be payable by ITCTransmission. ITCTransmission intends to vigorously defend against this action. This litigation is in the early stages of evidence discovery and a trial date has not yet been set. During the year ended December 31, 2007, we recorded an accrual of $0.2 million for this matter in general and administrative expenses.

Property Taxes

Since the formation of METC in 2002, numerous municipalities have applied their own property valuation tables assessing the value of METC's personal property, rather than using the property valuation tables approved by the State of Michigan Tax Commission ("STC"). This has resulted in higher assessed values on METC's personal property. METC filed appeals challenging the municipalities that did not utilize the STC valuation tax tables. The Michigan Court of Appeals issued an opinion in 2004 affirming the use of the valuation tax tables approved by the STC. None of the parties involved elected to appeal the court's decision. Following the Appeals Court decision, many of METC's tax appeals have now been settled by stipulation. Cases not settled will eventually be scheduled for hearing before the Michigan Tax Tribunal (the "MTT"). Currently, most taxing jurisdictions that previously applied their own valuation tax tables have commenced using the approved STC valuation tax tables. In 2006, METC began making tax payments based upon valuations using the STC approved tax tables. Previously, METC made property tax payments based on the full amounts billed by the municipalities, while expensing only the amounts that would have been billed by using the valuation tax tables approved by the STC. METC has established receivables of $0.4 million as of December 31, 2007 for the expected refunds to be collected for METC's payments made using the higher tax tables based on settlements that have been filed with the MTT by METC and the municipalities during 2007.

Commitments

At December 31, 2007, our Regulated Operating Subsidiaries had purchase obligations of $53.2 million representing commitments for materials, services and equipment that had not been received as of December 31, 2007, primarily for construction and maintenance projects for which we have an executed contract. The majority of the items relate to materials and equipment that have long production lead times that are expected to be paid for in 2008.

ITCTransmission

Service Level Agreements ("SLA") with Detroit Edison. During 2003 and through April 2004, ITCTransmission and Detroit Edison had operated under a construction and maintenance, engineering, and system operations SLA whereby Detroit Edison performed maintenance, asset construction, and certain aspects of transmission operations and administration (the "SLA Activities") on our behalf. Operation and maintenance expenses incurred by ITCTransmission under the SLA that exceeded $15.9 million during 2003 were recognized as expense but are deferred as a long-term payable and will be paid to Detroit Edison in equal annual installments over a five-year period beginning June 1, 2005. As of December 31, 2007, ITCTransmission has deferred the payment of $2.4 million of SLA expenses that exceeded the 2003 threshold, with $1.2 million recorded in other current liabilities and $1.2 million recorded in other liabilities. There is no payment deferral for construction expenditures.

In August 2003, ITCTransmission entered into an Operation and Maintenance Agreement with its primary maintenance contractor and a Supply Chain Management Agreement with its primary purchasing and inventory management contractor to replace the services that Detroit Edison has provided under the SLA. ITCTransmission is not obligated to take any specified amount of services under the terms of the Operation and Maintenance Agreement or the Supply Chain Management Agreement, which have a five-year term ending August 28, 2008.

METC

Amended and Restated Purchase and Sale Agreement for Ancillary Services with Consumers Energy. Under the Purchase and Sale Agreement for Ancillary Services with Consumers Energy (the "Ancillary Services Agreement"), Consumers Energy provides reactive power, balancing energy, load following and spinning and supplemental reserves that are needed by METC and MISO. These ancillary services are a necessary part of the provision of transmission service. This agreement is necessary because METC does not own any generating facilities and therefore must procure ancillary services from third party suppliers including Consumers Energy. The Ancillary Services Agreement establishes the terms and conditions under which METC obtains ancillary services from Consumers Energy. Consumers Energy will offer all ancillary services as required by FERC Order No. 888 at FERC-approved rates. METC is not precluded from procuring these services from third party suppliers and is free to purchase ancillary services from unaffiliated generators located within its control area or in neighboring jurisdictions on a non-preferential, competitive basis. This one-year agreement became effective on May 1, 2002 and is automatically renewed each year for successive one-year periods. The Ancillary Services Agreement can be terminated by either party with six months prior written notice. Services performed by Consumers Energy under the Ancillary Services Agreement are charged to operation and maintenance expense.

Amended and Restated Easement Agreement with Consumers Energy. The Easement Agreement with Consumers Energy (the "Easement Agreement") provides METC with an easement for transmission purposes and rights-of-way, leasehold interests, fee interests and licenses associated with the land over which the transmission lines cross. Consumers Energy has reserved for itself the rights to and the value of activities associated with other uses of the infrastructure (such as for fiber optics, telecommunications and gas pipelines). The cost for use of the rights-of-way is $10.0 million per year. The term of the Easement Agreement runs through December 31, 2050 and is subject to 10 automatic 50-year renewals thereafter. Payments to Consumers Energy under the Easement Agreement are charged to operation and maintenance expense.

ITC Midwest

Transition Services Agreement. The Transition Services Agreement (the "TSA") identifies the transmission corporate administration services, the construction and maintenance services, the engineering services and the system operations services related to the 34.5 kV transmission system that IP&L agreed to provide to us. The TSA also requires IP&L to provide the transition design, planning and implementation relating to those services. The TSA will remain in effect for one year, with the option to extend the agreement for up to four additional six-month periods, or until terminated by mutual agreement of the parties unless earlier terminated pursuant to its terms. Subsequent to the termination of the TSA, we expect ITC Midwest to perform the activities covered under the TSA.

Operating Agreement. The Operating Agreement between ITC Midwest and the American Transmission Company, LLC (the "Operating Agreement") obligates American Transmission Company, LLC to provide control, operation and emergency response services as well as providing assistance in the eventual transition of those services to us. The services contemplated by this agreement shall only be for our transmission facilities operating at 69 kV and above. The Operating Agreement will remain in effect until May 1, 2009, at which time we expect ITC Midwest to perform the activities covered under the Operating Agreement.

Concentration of Credit Risk

Our credit risk is primarily with Detroit Edison and Consumers Energy, which were responsible for approximately 55.4% and 32.3%, respectively, or $234.1 million and $137.7 million, respectively, of our consolidated operating revenues for the year ended December 31, 2007. Additionally, subsequent to ITC Midwest's acquisition on December 20, 2007, IP&L is expected to be a significant debtor. Any financial difficulties experienced by Detroit Edison, Consumers Energy or IP&L could negatively impact our business. MISO, as our Regulated Operating Subsidiaries' billing agent, bills Detroit Edison, Consumers Energy, IP&L and other customers on a monthly basis and collects fees for the use of our transmission systems. MISO has implemented strict credit policies for its members' customers, which include customers using our transmission systems. In general, if these customers do not maintain their investment grade credit rating or have a history of late payments, MISO may require them to provide MISO with a letter of credit or cash deposit equal to the highest monthly invoiced amount over the previous twelve months.

19. SEGMENT INFORMATION

We identify reportable segments based on the criteria of Statement of Financial Accounting Standards No. 131, *Disclosures about Segments of an Enterprise and Related Information.* We determine our reportable segments based primarily on the regulatory environment of our subsidiaries and the business activities performed to earn revenues and incur expenses.

Regulated Operating Subsidiaries

We aggregate ITCTransmission, METC and ITC Midwest into one reportable operating segment based on their similar regulatory environment and economic characteristics, among other factors. They are engaged in the transmission of electricity within the United States, earn revenues from the same types of customers and are regulated by the FERC. Their tariff rates are billed by MISO and are established using the same formulaic cost-of-service model, Attachment O.

ITC Holdings and Other

Information below for ITC Holdings and Other consists of a holding company whose activities include debt and equity financings and general corporate activities and all of ITC Holdings' other subsidiaries, excluding the Regulated Operating Subsidiaries, which are focused primarily on business development activities.

2007 (In thousands)	Regulated Operating Subsidiaries(a)	ITC Holdings and Other	Reconciliations	Eliminations	Total
Operating revenues	$ 426,249	$ 181	$ —	$ (181)	$ 426,249
Depreciation and amortization	67,637	291	—	—	67,928
Interest expense	28,336	53,830	—	(303)	81,863
Income before income taxes	175,568	(65,622)	—	—	109,946
Income tax provision (benefit)(b)	39,202	(2,552)	—	—	36,650
Net income(b)	136,366	73,296	—	(136,366)	73,296
Property, plant and equipment, net	1,953,556	6,877	—	—	1,960,433
Goodwill	959,042	—	—	—	959,042
Total assets(c)	3,177,561	2,313,701	(540)	(2,277,425)	3,213,297
Capital expenditures	287,069	1,062	(961)	—	287,170

2006 (In thousands)	Regulated Operating Subsidiaries(d)	ITC Holdings and Other	Reconciliations	Eliminations	Total
Operating revenues	$ 223,622	$ —	$ —	$ —	$ 223,622
Depreciation and amortization	40,142	14	—	—	40,156
Interest expense	18,758	23,378	—	(87)	42,049
Income before income taxes	76,212	(29,360)	—	—	46,852
Income tax provision (benefit)(b)	22,186	(8,528)	—	—	13,658
Cumulative effect of a change in accounting principle	29	—	—	—	29
Net income(b)	54,055	33,223	—	(54,055)	33,223
Property, plant and equipment, net	1,192,305	5,557	—	—	1,197,862
Goodwill	624,385	—	—	—	624,385
Total assets(c)	2,091,574	1,341,360	(1,245)	(1,302,892)	2,128,797
Capital expenditures	161,926	5,570	—	—	167,496

2005 (In thousands)	Regulated Operating Subsidiaries	ITC Holdings and Other	Reconciliations	Eliminations	Total
Operating revenues	$205,274	$ —	$ —	$ —	$205,274
Depreciation and amortization	33,197	—	—	—	33,197
Interest expense	12,849	15,301	—	(22)	28,128
Income before income taxes	76,442	(22,833)	—	—	53,609
Income tax provision (benefit)	26,901	(7,963)	—	—	18,938
Net income	49,541	34,671	—	(49,541)	34,671
Property, plant and equipment, net	603,609	—	—	—	603,609
Goodwill	174,256	—	—	—	174,256
Total assets(c)	899,576	536,619	(17,353)	(502,203)	916,639
Capital expenditures	118,586	—	—	—	118,586

(a) Amounts include the results of operations from the electric transmission business acquired by ITC Midwest for the period December 20, 2007 through December 31, 2007.

(b) Income tax provision (benefit) and net income for our Regulated Operating Subsidiaries do not include any allocation of taxes for ITC Midwest or METC, as they are organized as LLC's exempt from federal and state taxation for the periods presented. ITC Midwest and METC do include an allowance for income taxes for ratemaking purposes.

(c) Reconciliation of total assets results primarily from differences in the netting of deferred tax assets and liabilities under the provisions of SFAS 109 at our Regulated Operating Subsidiaries as compared to the classification in our consolidated statement of financial position.

(d) Amounts include the results of operations from METC for the period October 11, 2006 through December 31, 2006.

20. SUPPLEMENTARY QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Quarterly earnings per share amounts may not sum to the totals for each the years, since quarterly computation are based on weighted average common shares outstanding during each quarter.

(In thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter(a)	Year
2007					
Operating revenue	$101,274	$106,303	$109,272	$109,400	$426,249
Operating income	42,819	47,820	48,132	43,403	182,174
Net income	16,855	19,999	20,800	15,642	73,296
Basic earnings per share	$ 0.40	$ 0.47	$ 0.49	$ 0.37	$ 1.73
Diluted earnings per share	$ 0.39	$ 0.46	$ 0.48	$ 0.36	$ 1.68
2006					
Operating revenue	$ 39,069	$ 48,475	$ 63,004	$ 73,074	$223,622
Operating income	10,719	19,301	32,967	23,092	86,079
Income before cumulative effect of a change in accounting principle	2,653	7,999	18,949	3,593	33,194
Net income	2,682	7,999	18,949	3,593	33,223
Basic earnings per share(b)	$ 0.08	$ 0.24	$ 0.57	$ 0.09	$ 0.95
Diluted earnings per share(b)	$ 0.08	$ 0.23	$ 0.55	$ 0.08	$ 0.92

(a) The fourth quarter 2006 amounts include the results of operations from MTH and METC for the period October 11, 2006 through December 31, 2006. The fourth quarter 2007 amounts include the results of operations from ITC Midwest for the period December 20, 2007 through December 31, 2007.

(b) The basic and diluted earnings per share amounts presented are applicable to both the income before cumulative effect of a change in accounting principle amount and net income amount.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.*

None.

ITEM 9A. *CONTROLS AND PROCEDURES.*

Management's Report on Internal Control Over Financial Reporting is included in Item 8 of this Form 10-K. The attestation report of Deloitte & Touche LLP, our independent registered public accounting firm, on the effectiveness of our internal control over financial reporting is also included in Item 8 of this Form 10-K.

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure material information required to be disclosed in our reports that we file or submit under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required financial disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, with a company have been detected.

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15 of the Exchange Act. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective, at the reasonable assurance level.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the quarter ended December 31, 2007 that have materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. *OTHER INFORMATION.*

On December 27, 2007, the lenders under ITC Holdings' Revolving Credit Agreement, dated as of March 29, 2007, executed documents increasing their aggregate commitments under the Revolving Credit Agreement from $80.0 million to $105.0 million pursuant to the request of ITC Holdings made under the terms of the Revolving Credit Agreement.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.*

The information required by this Item is contained under the captions "Election of Directors," "Executive Officers," "Section 16(a) Beneficial Ownership Reporting Compliance," and "Corporate Governance" in the Proxy Statement and (excluding the report of the Audit Committee) is incorporated herein by reference.

ITEM 11. *EXECUTIVE COMPENSATION.*

The information required by this Item is contained under the caption "Compensation of Executive Officers and Directors" in the Proxy Statement and is incorporated herein by reference.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.*

The information required by this Item is contained under the caption "Security Ownership of Management and Major Shareholders" in the Proxy Statement and is incorporated herein by reference.

Equity Compensation Plans

At December 31, 2007 we had an Amended and Restated 2003 Stock Purchase and Option Plan for Key Employees of ITC Holdings Corp. and its subsidiaries (the "2003 Stock Purchase and Option Plan") and a 2006 Long-Term Incentive Plan ("LTIP") pursuant to which we grant stock options and restricted stock and other equity based compensation to employees, officers, and directors. We also have an Employee Stock Purchase Plan that was implemented during the second quarter of 2007. Each of these plans has been approved by shareholders.

The following table sets forth certain information with respect to our equity compensation plans at December 31, 2007 (shares in thousands):

Plan Category	Number of Shares to be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans(a)
Equity compensation plans approved by shareholders	2,503	$16.92	1,105

(a) The number of shares remaining available for future issuance under equity compensation plans has been reduced by 1) the common shares issued through December 31, 2007 upon exercise of stock options; 2) the common shares to be issued upon the future exercise of outstanding stock options and 3) the amount of restricted stock awards granted that have not been forfeited.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.*

The information required by this Item is contained under the captions "Certain Transactions" and "Corporate Governance — Director Independence" in the Proxy Statement and is incorporated herein by reference.

ITEM 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES.*

The information required by this Item is contained under the caption "Independent Registered Public Accounting Firm" in the Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) (1) Financial Statements:

Management's Report on Internal Control over Financial Reporting

Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Consolidated Statements of Financial Position as of December 31, 2007 and 2006

Consolidated Statements of Operations for the Years Ended December 31, 2007, 2006 and 2005

Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income for the Years Ended December 31, 2007, 2006 and 2005

Consolidated Statements of Cash Flows for the Years Ended December 31, 2007, 2006 and 2005

Notes to Consolidated Financial Statements

(2) Financial Statement Schedule

Schedule I — Condensed Financial Information of Registrant

All other schedules for which provision is made in Regulation S-X either (i) are not required under the related instructions or are inapplicable and, therefore, have been omitted, or (ii) the information required is included in the consolidated financial statements or the notes thereto that are a part hereof.

(b) The exhibits included as part of this report are listed in the attached Exhibit Index, which is incorporated herein by reference. **At the request of any shareholder, ITC Holdings will furnish any exhibit upon the payment of a fee of $.10 per page to cover the costs of furnishing the exhibit.**

SCHEDULE I — Condensed Financial Information of Registrant

ITC HOLDINGS CORP.
CONDENSED STATEMENTS OF FINANCIAL POSITION (PARENT COMPANY ONLY)

(In thousands)	December 31, 2007	December 31, 2006
ASSETS		
Current assets		
Cash and cash equivalents	$ 1,520	$ 5,737
Accounts receivable from subsidiaries	37,387	—
Deferred income taxes	3,370	—
Other	424	452
Total current assets	42,701	6,189
Other assets		
Investment in subsidiaries	2,035,483	1,277,817
Intercompany advance to ITC Midwest	175,000	—
Deferred income taxes	19,245	33,133
Deferred financing fees (net of accumulated amortization of $2,341 and $1,805, respectively)	8,165	7,541
Other	14,754	1,442
Total other assets	2,252,647	1,319,933
TOTAL ASSETS	$2,295,348	$1,326,122
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accrued payable	$ 3,950	$ 144
Accrued payable to subsidiaries	—	4,170
Accrued payroll	8,481	—
Accrued interest	17,480	13,405
Other	112	196
Total current liabilities	30,023	17,915
Accrued pension and other postretirement liabilities	13,934	—
Other	1,123	—
Long-term debt (net of discount of $907 and $1,037, respectively)	1,687,193	775,963
STOCKHOLDERS' EQUITY		
Common stock, without par value, 100,000,000 shares authorized, 42,916,852 and 42,395,760 shares issued and outstanding at December 31, 2007 and 2006, respectively	532,103	526,485
Retained earnings	31,864	6,714
Accumulated other comprehensive loss	(892)	(955)
Total stockholders' equity	563,075	532,244
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$2,295,348	$1,326,122

See notes to condensed financial statements (parent company only).

SCHEDULE I — Condensed Financial Information of Registrant

ITC HOLDINGS CORP.
CONDENSED STATEMENTS OF OPERATIONS (PARENT COMPANY ONLY)

	Year Ended December 31,		
(In thousands)	2007	2006	2005
Other income	$ 833	$ 1,225	$ 251
General and administrative expense	(9,768)	(3,569)	(977)
Termination of management agreements	—	—	(6,725)
Interest expense	(53,830)	(22,862)	(15,301)
Loss on extinguishment of debt	(349)	—	—
Other expense	(754)	(1,151)	(81)
LOSS BEFORE INCOME TAXES	(63,868)	(26,357)	(22,833)
INCOME TAX BENEFIT	(22,750)	(9,419)	(7,963)
LOSS AFTER TAXES	(41,118)	(16,938)	(14,870)
EQUITY IN SUBSIDIARIES' EARNINGS	114,414	50,161	49,541
NET INCOME	$ 73,296	$ 33,223	$ 34,671

See notes to condensed financial statements (parent company only).

SCHEDULE I — Condensed Financial Information of Registrant

ITC HOLDINGS CORP.
CONDENSED STATEMENTS OF CASH FLOWS (PARENT COMPANY ONLY)

(In thousands)	Year Ended December 31, 2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 73,296	$ 33,223	$ 34,671
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Equity in subsidiaries' earnings	(114,414)	(50,161)	(49,541)
Dividends from subsidiaries	82,799	31,313	8,481
Deferred income tax expense	(22,750)	(9,419)	(7,963)
Intercompany tax payments from subsidiaries	33,681	—	—
Stock-based compensation expense	4,084	644	15
Amortization of deferred financing fees and debt discount	1,341	703	713
Other	(61)	28	—
Changes in assets and liabilities, exclusive of changes shown separately:			
Accounts receivable from subsidiaries	(37,871)	—	—
Other current assets	29	(417)	(35)
Accrued payable	3,215	141	(58)
Accrued payable to subsidiary	(4,170)	3,450	526
Accrued interest	4,075	6,942	(13)
Other current liabilities	8,397	29	(22)
Other long-term assets and liabilities, net	5,561	(1,003)	(438)
Net cash provided by (used in) operating activities	37,212	15,473	(13,664)
CASH FLOWS FROM INVESTING ACTIVITIES			
Equity contributions to subsidiaries	(752,504)	(186,303)	—
Intercompany advance to ITC Midwest	(175,000)	—	—
Return of capital from subsidiary	26,997	—	
Acquisition of MTH and METC, net of cash acquired	—	(484,189)	—
MTH and METC direct acquisition fees	(254)	(11,456)	—
Net cash used in investing activities	(900,761)	(681,948)	—
CASH FLOWS FROM FINANCING ACTIVITIES			
Issuance of long-term debt	865,000	509,737	—
Issuance of ITC Holdings' term-loan agreement	25,000	—	—
Repayment of ITC Holdings' term-loan agreement	(25,000)	—	—
Borrowings under revolving credit facilities	294,700	74,700	18,400
Repayments of revolving credit facilities	(248,600)	(74,700)	(25,900)
Issuance of common stock	3,402	202,253	54,187
Common stock issuance costs	(48)	(2,321)	(7,083)
Repurchase and retirement of common stock	(1,841)	(1,040)	(804)
Dividends on common stock	(48,168)	(38,307)	(17,433)
Debt issuance costs	(5,113)	(5,231)	(159)
Interest rate lock settlement	—	(1,491)	—
Net cash provided by financing activities	859,332	663,600	21,208
NET INCREASE IN CASH AND CASH EQUIVALENTS	(4,217)	(2,875)	7,544
CASH AND CASH EQUIVALENTS — Beginning of period	5,737	8,612	1,068
CASH AND CASH EQUIVALENTS — End of period	$ 1,520	$ 5,737	$ 8,612
Supplementary cash flows information:			
Interest paid (excluding interest capitalized)	$ 48,414	$ 15,130	$ 14,577
Income taxes paid	2,058	561	180
Supplementary noncash investing and financing activities:			
Value of shares issued in MTH and METC acquisition	—	72,458	—
Equity transfers to subsidiaries	545	2,853	3,319
Conversion of restricted stock to ITC Holdings' common stock	1,266	926	885

See notes to condensed financial statements (parent company only).

SCHEDULE I — Condensed Financial Information of Registrant

ITC HOLDINGS CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS (PARENT COMPANY ONLY)

1. GENERAL

For ITC Holdings Corp.'s ("ITC Holdings," "we," "our" and "us") presentation (Parent Company only), the investment in subsidiaries is accounted for using the equity method. The condensed parent company financial statements and notes should be read in conjunction with the consolidated financial statements and notes of ITC Holdings appearing in this Annual Report on Form 10-K.

As a holding company with no business operations, ITC Holdings' assets consist primarily of investments in our subsidiaries, deferred tax assets relating primarily to federal income tax operating loss carryforwards and cash. ITC Holdings' material cash inflows are only from dividends and other payments received from our subsidiaries and the proceeds raised from the sale of debt and equity securities. ITC Holdings may not be able to access cash generated by our subsidiaries in order to fulfill cash commitments or to pay dividends to shareholders. The ability of our subsidiaries to make dividend and other payments to us is subject to the availability of funds after taking into account their respective funding requirements, the terms of their respective indebtedness, the regulations of the FERC under the FPA, and applicable state laws. Each of our subsidiaries, however, is legally distinct from us and has no obligation, contingent or otherwise, to make funds available to us.

ITC Holdings does not believe that these restrictions will materially affect its operations or limit any dividend payments in the foreseeable future.

2. LONG-TERM DEBT

As of December 31, 2007, the maturities of our long-term debt outstanding were as follows:

(In thousands)	
2008	$ 765,000
2009	—
2010	—
2011	—
2012	46,100
2013 and thereafter	877,000
Total long-term debt	$1,688,100

Refer to Note 9 to the consolidated financial statements for a description of the ITC Holdings Bridge Facility, the ITC Holdings Senior Notes and the ITC Holdings revolving credit agreements and related items.

Based on the borrowing rates currently available to us for loans with similar terms and average maturities, the fair value of the ITC Holdings Senior Notes is $844.7 million at December 31, 2007. The total book value of the ITC Holdings Senior Notes net of discount is $876.1 million at December 31, 2007.

At December 31, 2007, we were in compliance with all covenants.

3. RELATED-PARTY TRANSACTIONS

During 2007, 2006 and 2005, ITCTransmission and MTH paid cash dividends to ITC Holdings totaling $82.8 million, $31.3 million and $8.5 million, respectively. MTH also paid a return of capital of $27.0 million in 2007. Additionally, during 2007, ITCTransmission paid amounts of $38.9 million to ITC Holdings under an intercompany tax sharing arrangement .

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Novi, State of Michigan, on February 29, 2008.

ITC HOLDINGS CORP.

By: /s/ Joseph L. Welch
Joseph L. Welch
Director, President, Chief Executive Officer and Treasurer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Joseph L. Welch Joseph L. Welch	Director, President and Chief Executive Officer and Treasurer (principal executive officer)	February 29, 2008
/s/ Edward M. Rahill Edward M. Rahill	Senior Vice President — Finance and Chief Financial Officer (principal financial officer and principal accounting officer)	February 29, 2008
/s/ Edward G. Jepsen Edward G. Jepsen	Director	February 29, 2008
/s/ Richard D. McLellan Richard D. McLellan	Director	February 29, 2008
/s/ William J. Museler William J. Museler	Director	February 29, 2008
/s/ Hazel R. O'Leary Hazel R. O'Leary	Director	February 29, 2008
/s/ Gordon Bennett Stewart, III Gordon Bennett Stewart, III	Director	February 29, 2008
/s/ Lee C. Stewart Lee C. Stewart	Director	February 29, 2008

EXHIBITS

The following exhibits are filed as part of this report or filed previously and incorporated by reference to the filing indicated. Our SEC file number is 001-32576.

Exhibit No.	Description of Exhibit
2.1	Stock Purchase Agreement by and between DTE Energy Company and the Registrant, dated December 3, 2002 (filed with Registrant's Registration Statement on Form S-1, as amended, Reg. No. 333-123657)
2.2	Purchase Agreement among Evercore Co-Investment Partnership II L.P., Evercore METC Capital Partners II L.P., MEAP US Holdings, Ltd., Macquarie Essential Assets Partnership, TE Power Opportunities Investors, L.P., TE Management Shareholders, MICH 1400 LLC, the Registrant, GFI Transmission Opportunities GP, LLC, OCM/GFI Power Opportunities Fund II, L.P., OCM.GFI Power Opportunities Fund II (Cayman) LP, and Macquarie Holdings (USA), Inc., dated as of May 11, 2006 (filed with Registrant's Form 8-K filed on May 17, 2006)
2.3	Asset Sale Agreement by and between Interstate Power and Light Company and ITC Midwest LLC, dated as of January 18, 2007 (filed with Registrant's Form 8-K filed on January 24, 2007)
2.4	Parent Guaranty, by the Registrant in favor of Interstate Power and Light Company, dated as of January 18, 2007 (filed with Registrant's Form 8-K filed on January 24, 2007)
3.1	Amended and Restated Articles of Incorporation of the Registrant (filed with Registrant's Registration Statement on Form S-1, as amended, Reg. No. 333-123657)
3.2	First Amended and Restated Bylaws of the Registrant (filed with Registrant's Form 8-K filed on June 14, 2007)
4.1	Form of Certificate of Common Stock (filed with Registrant's Registration Statement on Form S-1, as amended, Reg. No. 333-123657)
4.2	Registration Rights Agreement, dated as of February 28, 2003, among the Registrant and International Transmission Holdings Limited Partnership (filed with Registrant's Registration Statement on Form S-1, as amended, Reg. No. 333-123657)
4.3	Indenture, dated as of July 16, 2003, between the Registrant and BNY Midwest Trust Company, as trustee (filed with Registrant's Registration Statement on Form S-1, as amended, Reg. No. 333-123657)
4.4	First Supplemental Indenture, dated as of July 16, 2003, supplemental to the Indenture dated as of July 16, 2003, between the Registrant and BNY Midwest Trust Company, as trustee (filed with Registrant's Registration Statement on Form S-1, as amended, Reg. No. 333-123657)
4.5	First Mortgage and Deed of Trust, dated as of July 15, 2003, between International Transmission Company and BNY Midwest Trust Company, as trustee (filed with Registrant's Registration Statement on Form S-1, as amended, Reg. No. 333-123657)
4.6	First Supplemental Indenture, dated as of July 15, 2003, supplementing the First Mortgage and Deed of Trust dated as of July 15, 2003, between International Transmission Company and BNY Midwest Trust Company, as trustee (filed with Registrant's Registration Statement on Form S-1, as amended, Reg. No. 333-123657)
4.7	Second Supplemental Indenture, dated as of July 15, 2003, supplementing the First Mortgage and Deed of Trust dated as of July 15, 2003, between International Transmission Company and BNY Midwest Trust Company, as trustee (filed with Registrant's Registration Statement on Form S-1, as amended, Reg. No. 333-123657)
4.8	Amendment to Second Supplemental Indenture, dated as of January 19, 2005, between International Transmission Company and BNY Midwest Trust Company, as trustee (filed with Registrant's Registration Statement on Form S-1, as amended, Reg. No. 333-123657)
4.9	Second Amendment to Second Supplemental Indenture, dated as of March 24, 2006, between International Transmission Company and BNY Midwest Trust Company, as trustee (filed with Registrant's Form 8-K filed on March 30, 2006)

Exhibit No.	Description of Exhibit
4.10	Third Supplemental Indenture, dated as of March 28, 2006, supplementing the First Mortgage and Deed of Trust dated as of July 15, 2003, between International Transmission Company and BNY Midwest Trust Company, as trustee (filed with Registrant's Form 8-K filed on March 30, 2006)
4.12	Second Supplemental Indenture, dated as of October 10, 2006, supplemental to the Indenture dated as of July 16, 2003, between the Registrant and BNY Midwest Trust Company, as trustee (filed with Registrant's Form 8-K filed on October 10, 2006)
4.13	Shareholders Agreement by and between the Registrant and Macquarie Essential Assets Partnership, dated as of October 10, 2006 (filed with Registrant's Form 8-K filed on October 16, 2006)
4.14	First Mortgage Indenture between Michigan Electric Transmission Company, LLC and JPMorgan Chase Bank, dated as of December 10, 2003 (filed with Registrant's Form 10-Q for the quarter ended September 30, 2006)
4.15	First Supplemental Indenture, dated as of December 10, 2003, supplemental to the First Mortgage Indenture between Michigan Electric Transmission Company, LLC and JPMorgan Chase Bank, dated as of December 10, 2003 (filed with Registrant's Form 10-Q for the quarter ended September 30, 2006)
4.16	Second Supplemental Indenture, dated as of December 10, 2003, supplemental to the First Mortgage Indenture between Michigan Electric Transmission Company, LLC and JPMorgan Chase Bank, dated as of December 10, 2003 (filed with Registrant's Form 10-Q for the quarter ended September 30, 2006)
4.17	ITC Holdings Corp. Note Purchase Agreement, dated as of September 20, 2007 (filed with Registrant's Form 10-Q for the quarter ended September 30, 2007)
4.18	Third Supplemental Indenture, dated as of January 24, 2008, supplemental to the Indenture dated as of July 16, 2003, between the Registrant and The Bank of New York Trust Company, N.A. (as successor to BNY Midwest Trust Company, as trustee (filed with Registrant's Form 8-K filed on January 25, 2008)
4.19	First Mortgage and Deed of Trust, dated as of January 14, 2008, between ITC Midwest LLC and The Bank of New York Trust Company, N.A., as trustee (filed with Registrant's Form 8-K filed on February 1, 2008)
4.20	First Supplemental Indenture, dated as of January 14, 2008, supplemental to the First Mortgage Indenture between ITC Midwest LLC and The Bank of New York Trust Company, N.A., as trustee, dated as of January 14, 2008 (filed with Registrant's Form 8-K filed on February 1, 2008)
*10.7	Forms of Management Stockholder's Agreements (filed as an exhibit to Registrant's Registration Statement on Form S-1, as amended, Reg. No. 333-123657)
*10.8	Form of First Amendment to Management Stockholder's Agreement (filed as Exhibit 10.8 to Registrant's 2005 Form 10-K)
*10.9	Forms of Waiver and Agreement for Executive Stockholders (filed as an exhibit to Registrant's Registration Statement on Form S-1, as amended, Reg. No. 333-123657)
*10.10	Form of Waiver and Agreement for Non-Executive Stockholders (filed as an exhibit to Registrant's Registration Statement on Form S-1, as amended, Reg. No. 333-123657)
*10.11	Form of Sale Participation Agreement (filed as an exhibit to Registrant's Registration Statement on Form S-1, as amended, Reg. No. 333-123657)
*10.13	Amended and Restated 2003 Stock Purchase and Option Plan for Key Employees of the Registrant and its Subsidiaries (filed as an exhibit to Registrant's Registration Statement on Form S-1, as amended, Reg. No. 333-123657)
*10.15	Form of Short Term Incentive Plan of the Registrant (filed as an exhibit to Registrant's Registration Statement on Form S-1, as amended, Reg. No. 333-123657)
*10.17	Management Supplemental Benefit Plan (filed as an exhibit to Registrant's Registration Statement on Form S-1, as amended, Reg. No. 333-123657)

Exhibit No.	Description of Exhibit
*10.24	Employment Agreement between the Registrant and Joseph L. Welch (filed as an exhibit to Registrant's Registration Statement on Form S-1, as amended, Reg. No. 333-123657)
*10.25	Form of Employment Agreements between the Registrant and Edward M. Rahill, Linda H. Blair, Richard A. Schultz and Jon Jipping (filed as an exhibit to Registrant's Registration Statement on Form S-1, as amended, Reg. No. 333-123657)
*10.26	Form of Employment Agreements between the Registrant and Daniel J. Oginsky, Jim D. Cyrulewski, Joseph R. Dudak and Larry Bruneel (filed as an exhibit to Registrant's Registration Statement on Form S-1, as amended, Reg. No. 333-123657)
*10.27	Deferred Compensation Plan (filed as an exhibit to Registrant's Registration Statement on Form S-1, as amended, Reg. No. 333-123657)
10.28	Service Level Agreement — Construction and Maintenance/ Engineering/System Operations, dated February 28, 2003, between The Detroit Edison Company and International Transmission Company (filed as an exhibit to Registrant's Registration Statement on Form S-1, as amended, Reg. No. 333-123657)
*10.29	Executive Supplemental Retirement Plan (filed as an exhibit to Registrant's Registration Statement on Form S-1, as amended, Reg. No. 333-123657)
*10.34	Form of stock option agreement for executive officers under Amended and Restated 2003 Stock Purchase and Option Plan for Key Employees of the Registrant and its subsidiaries (filed as Exhibit 10.34 to Registrant's Form 10-Q for the quarter ended September 30, 2005)
*10.35	Form of restricted stock award agreement for directors and executive officers under Amended and Restated 2003 Stock Purchase and Option Plan for Key Employees of the Registrant and its subsidiaries (filed as Exhibit 10.35 to Registrant's 2005 Form 10-K)
*10.36	Executive Cash Bonus Agreement, dated as of February 8, 2006, between the Registrant and Daniel J. Oginsky (filed as Exhibit 10.36 to Registrant's Form 8-K filed on February 14, 2006)
*10.37	ITC Holdings Corp. 2006 Long-Term Incentive Plan (filed as Exhibit 10.37 to Registrant's Form 8-K filed on February 14, 2006)
*10.38	Amendment No. 1 dated as of February 8, 2006, to Amended and Restated 2003 Stock Purchase and Option Plan for Key Employees of the Registrant (filed as Exhibit 10.38 to Registrant's Form 8-K filed on February 14, 2006)
*10.42	Addendum, adopted and effective May 17, 2006, to the International Transmission Company Management Supplemental Benefit Plan established May 10, 2005 (filed with Registrant's Form 8-K filed on May 23, 2006)
*10.43	Second Amendment, adopted May 17, 2006 and effective January 1, 2006, to the International Transmission Company Executive Supplemental Retirement Plan, established effective March 1, 2003 (filed with Registrant's Form 8-K filed on May 23, 2006)
*10.44	Form of Restricted Stock Award Agreement for Non-employee Directors under Amended and Restated 2003 Stock Purchase and Option Plan for Key Employees of the Registrant and its subsidiaries (filed with Registrant's Form 8-K filed on August 18, 2006)
*10.45	Form of Restricted Stock Award Agreement for Employees under the Registrant's 2006 Long Term Incentive Plan (filed with Registrant's Form 8-K filed on August 18, 2006)
*10.46	Form of Stock Option Agreement for Employees under the Registrant's 2006 Long Term Incentive Plan (filed with Registrant's Form 8-K filed on August 18, 2006)
*10.47	Form of Amendment to Management Stockholder's Agreement (filed with Registrant's Form 8-K filed on August 18, 2006)
*10.48	Summary of Stock Ownership Agreement, effective August 16, 2006, for Registrant's Directors and Executive Officers (filed with Registrant's Form 8-K filed on August 18, 2006)
*10.49	Form of Waiver and Agreement for Employees pursuant to the Management Stockholder's Agreement (filed with Registrant's Form S-1/A filed on September 25, 2006)
10.51	Form of Amended and Restated Easement Agreement between Consumers Energy Company and Michigan Electric Transmission Company (filed with Registrant's Form 10-Q for the quarter ended September 30, 2006)

Exhibit No.	Description of Exhibit
10.52	Amendment and Restatement of the April 1, 2001 Operating Agreement by and between Michigan Electric Transmission Company and Consumers Energy Company, effective May 1, 2002 (filed with Registrant's Form 10-Q for the quarter ended September 30, 2006)
10.53	Amendment and Restatement of the April 1, 2001 Purchase and Sale Agreement for Ancillary Services between Consumers Energy Company and Michigan Electric Transmission Company, effective May 1, 2002 (filed with Registrant's Form 10-Q for the quarter ended September 30, 2006)
10.54	Amendment and Restatement of the April 1, 2001 Distribution-Transmission Interconnection Agreement by and between Michigan Electric Transmission Company, as Transmission Provider and Consumers Energy Company, as Local Distribution Company, effective May 1, 2002 (filed with Registrant's Form 10-Q for the quarter ended September 30, 2006)
10.55	Amendment and Restatement of the April 1, 2001 Generator Interconnection Agreement between Michigan Electric Transmission Company and Consumers Energy Company (filed with Registrant's Form 10-Q for the quarter ended September 30, 2006)
10.56	Non-Competition Agreement, dated as of May 1, 2002, by and between Consumers Energy Company, Michigan Transco Holdings, Limited Partnership and Michigan Electric Transmission Company, LLC (filed with Registrant's Form 10-Q for the quarter ended September 30, 2006)
10.57	Settlement Agreement, dated January 19, 2007, by Michigan Electric Transmission Company, LLC, on behalf of itself, Midwest Independent Transmission System Operator, Inc., Consumers Energy Company, the Michigan Public Power Agency, Michigan South Central Power Agency, Wolverine Power Supply Cooperative, Inc., and
10.58	International Transmission Company (filed with Registrant's Form 8-K filed on January 23, 2007) Revolving Credit Agreement, dated as of March 29, 2007, among the Registrant, as the Borrower, Various Financial Institutions and Other Persons from Time to Time Parties Hereto, as the Lenders, JPMorgan Chase Bank, N.A., as the Administrative Agent, J.P. Morgan Securities Inc., as Sole Lead Arranger and Sole Bookrunner, and Comerica Bank, Credit Suisse (Cayman Islands Branch) and Lehman Brothers Bank, FSB, as Co-Syndication Agents (filed with Registrant's Form 8-K filed on April 4, 2007)
10.59	Revolving Credit Agreement, dated as of March 29, 2007, among International Transmission Company and Michigan Electric Transmission Company, LLC, as the Borrowers, Various Financial Institutions and Other Persons from Time to Time Parties Hereto, as the Lenders, JPMorgan Chase Bank, N.A., as the Administrative Agent, J.P. Morgan Securities Inc., as Sole Lead Arranger and Sole Bookrunner, and Comerica Bank, Credit Suisse (Cayman Islands Branch) and Lehman Brothers Bank, FSB, as Co-Syndication Agents (filed with Registrant's Form 8-K filed on April 4, 2007)
10.60	Bridge Loan Agreement, dated as of September 26, 2007, among the Registrant, as the Borrower, Various Financial Institutions and Other Persons from Time to Time Parties Hereto, as the Lenders, Lehman Commercial Paper Inc., as the Administrative Agent and Lehman Brothers Inc., as Sole Lead Arranger and Sole Bookrunner (filed with Registrant's Form 8-K filed on December 21, 2007)
10.61	Form of Distribution-Transmission Interconnection Agreement, by and between ITC Midwest LLC, as Transmission Owner and Interstate Power and Light Company, as Local Distribution Company, dated as of December 17, 2007 (filed with Registrant's Form 8-K filed on December 21, 2007)
10.62	Form of Large Generator Interconnection Agreement, entered into by the Midwest Independent Transmission System Operator, Inc., Interstate Power and Light Company and ITC Midwest LLC (filed with Registrant's Form 8-K filed on December 21, 2007)

Exhibit No.	Description of Exhibit
10.63	Revolving Credit Agreement, dated as of January 29, 2008, among ITC Midwest LLC, as the Borrower, Various Financial Institutions and Other Persons from Time to Time Parties Hereto, as the Lenders, JPMorgan Chase Bank, N.A., as the Administrative Agent, J.P. Morgan Securities Inc., as Sole Lead Arranger and Sole Bookrunner, Credit Suisse (Cayman Islands Branch), as Syndication Agent and Lehman Brothers Bank, FSB, as Documentation Agent (filed with Registrant's Form 8-K filed on January 31, 2008)
*10.64	Form of Amended and Restated Executive Group Special Bonus Plan of the Registrant, dated November 12, 2007
*10.65	Form of Amended and Restated Special Bonus Plan of the Registrant, dated November 12, 2007
*10.66	ITC Holdings Corp. Employee Stock Purchase Plan, as amended June 8, 2007
10.67	Commitment Increase Supplements of the Lenders, dated December 27, 2007, related to the Revolving Credit Agreement, dated as of March 29, 2007, among International Transmission Company and Michigan Electric Transmission Company, LLC, as the Borrowers, Various Financial Institutions and Other Persons from Time to Time Parties Hereto, as the Lenders, JPMorgan Chase Bank, N.A., as the Administrative Agent, J.P. Morgan Securities Inc., as Sole Lead Arranger and Sole Bookrunner, and Comerica Bank, Credit Suisse (Cayman Islands Branch) and Lehman Brothers Bank, FSB, as Co-Syndication Agents
21	List of Subsidiaries
23.1	Consent of Deloitte & Touche LLP relating to the Registrant and subsidiaries
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Management contract or compensatory plan or arrangement.

27175 ENERGY WAY
NOVI, MICHIGAN 48377

April 11, 2008

Dear Shareholder:

You are cordially invited to attend our Annual Meeting of Shareholders, which will be held on Wednesday, May 21, 2008, at 9:00 a.m. local time at our new corporate headquarters located at 27175 Energy Way, Novi, Michigan. After the formal business session, there will be a report to the shareholders on the state of the Company and a question and answer session.

The attached notice and proxy statement describe the items of business to be transacted at the meeting. Your vote is important, regardless of the number of shares you own. I urge you to vote now, even if you plan to attend the Annual Meeting. You can vote your shares in person, or by phone, Internet or mail. Follow the instructions on the enclosed proxy card. If you receive more than one proxy card, please vote each card. Remember, you can always vote in person at the Annual Meeting even if you do so now, provided you are a shareholder of record or have a legal proxy from a shareholder of record.

Sincerely,

ITC HOLDINGS CORP.

Joseph L. Welch
Director, President, Chief Executive Officer and
Treasurer

Novi, Michigan
April 11, 2008

27175 ENERGY WAY
NOVI, MICHIGAN 48377
(248) 946-3000

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 21, 2008

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of ITC Holdings Corp. will be held at our new corporate headquarters located at 27175 Energy Way, Novi, Michigan 48377, on May 21, 2008, at 9:00 a.m. Eastern Daylight Time, for the following purposes:

(1) To elect a Board of Directors to serve until the next annual meeting of shareholders;

(2) To approve the Amended and Restated ITC Holdings Corp. 2006 Long Term Incentive Plan;

(3) To ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accountants for the fiscal year ended December 31, 2008; and

(4) To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

Only shareholders of record at the close of business on April 4, 2008 are entitled to vote at the Annual Meeting.

YOUR VOTE IS IMPORTANT. PLEASE VOTE ON THE ENCLOSED PROXY CARD NOW EVEN IF YOU PLAN TO ATTEND THE ANNUAL MEETING. YOU CAN VOTE BY SIGNING, DATING AND RETURNING YOUR PROXY CARD BY MAIL IN THE ENCLOSED RETURN ENVELOPE, WHICH REQUIRES NO ADDITIONAL POSTAGE IF MAILED IN THE UNITED STATES, OR BY TELEPHONE OR INTERNET BY FOLLOWING THE INSTRUCTIONS ON THE PROXY CARD. IF YOU DO ATTEND THE ANNUAL MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON IF YOU ARE A SHAREHOLDER OF RECORD OR HAVE A LEGAL PROXY FROM A SHAREHOLDER OF RECORD.

By Order of the Board of Directors,

Wendy A. McIntyre
Secretary

Novi, Michigan
April 11, 2008

ITC Holdings Corp.
27175 Energy Way
Novi, Michigan 48377
(248) 946-3000

April 11, 2008

PROXY STATEMENT

The Board of Directors is furnishing this proxy statement in connection with its solicitation of proxies for use at our 2008 Annual Meeting of Shareholders, and at any and all adjournments and postponements thereof, for the purposes set forth in the accompanying notice. References in this proxy statement to the Company, we, our and us are to ITC Holdings Corp., a Michigan corporation. We intend to begin mailing this proxy statement, the attached Notice of Annual Meeting and the accompanying proxy card to shareholders on or about April 11, 2008. The following are questions and answers that convey important information regarding the Annual Meeting and how to vote your shares.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

1. Q: Who may vote?

A: Shareholders of our common stock as of the close of business on the record date of April 4, 2008 are entitled to vote at the Annual Meeting. Our common stock is our only class of outstanding voting securities.

2. Q: What am I voting on?

A: You are being asked to vote on the election of directors to serve until the 2009 annual meeting of shareholders. You are also being asked to approve the Amended and Restated ITC Holdings Corp. 2006 Long Term Incentive Plan, and to ratify the appointment of Deloitte & Touche LLP as our independent registered public accountants for the fiscal year ended December 31, 2008.

3. Q: When and where will the Annual Meeting be held?

A: The meeting will be held at 9:00 a.m. Eastern Daylight Time on Wednesday, May 21, 2008, at our new corporate headquarters located at 27175 Energy Way, Novi, Michigan 48377.

4. Q: What is the difference between a shareholder of record and a beneficial owner?

A. You are considered a shareholder of record if your shares are registered directly in your name with our transfer agent (Computershare Trust Company, N.A.). The proxy statement, proxy card and annual report are being mailed directly to you. Whether or not you plan to attend the Annual Meeting, we urge you to vote your proxy card to ensure that your vote is counted.

You are considered a beneficial owner if your shares are held in a stock brokerage account or by a bank or other nominee. This is also commonly referred to as holding shares in "street name." The proxy statement, annual report and a vote instruction card have been forwarded to you by your broker, bank or nominee who is considered, with respect to your shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker, bank or nominee how to vote your shares by using the vote instruction card included in the mailing. You are also invited to attend the Annual Meeting. However, since as a beneficial owner you are not the shareholder of record, you may not vote your shares in person at the meeting unless you request and obtain a legal proxy from your bank, broker or other agent or nominee.

5. Q: **How do I cast my vote?**

A: There are four different ways you may cast your vote this year if you are a shareholder of record. You may vote by:

(1) *Telephone*, using the toll-free number 1-800-652-VOTE (8683), which is also listed on each proxy card. Please follow the instructions on your proxy card. If you vote using the telephone, you do not need to mail in your proxy card.

(2) *Internet*, go to the voting site at www.investorvote.com and follow the instructions outlined on the secured website, using certain information provided on the front of the proxy card. If you vote using the Internet, you do not need to mail in your proxy card.

(3) *Signing, dating and mailing* each proxy card or vote instruction card and returning it in the envelope provided.

(4) *Attending the Annual Meeting* and voting in person if you are a shareholder of record or, if you are a beneficial owner and have a legal proxy from the shareholder of record.

If you hold your shares in "street name," you will need to obtain a vote instruction form from the institution that holds your shares and follow the voting instructions given by that institution.

6. Q: **How do I vote if I attend the Annual Meeting?**

A: If you are a shareholder of record, you can attend the Annual Meeting and vote in person the shares you hold directly in your name. If you choose to do that, please bring a copy of the enclosed proxy card or other proof of identification as a shareholder. If you want to vote in person at our Annual Meeting and you hold our common stock through a bank, broker or other agent or nominee, you must obtain a power of attorney or other proxy authority from that organization and bring it to our Annual Meeting. Follow the instructions from your bank, broker or other agent or nominee included with these proxy materials, or contact your bank, broker or other agent or nominee to request a power of attorney or other proxy authority. If you vote in person at the Annual Meeting, you will revoke any prior proxy you may have submitted.

7. Q: **How do I revoke or change my vote?**

A: You may revoke your proxy and change your vote at any time prior to voting at the Annual Meeting by:

(1) notifying our Corporate Secretary in writing;

(2) voting again by telephone or Internet (prior to May 20, 2008 at 11:59 p.m. Eastern Daylight Time), since only your latest vote will be counted;

(3) signing and returning, prior to the Annual Meeting, another proxy card that is dated after the date of your first proxy card; or

(4) voting in person at the Annual Meeting (if you are a shareholder of record or have a legal proxy from a shareholder of record).

Attendance at the Annual Meeting will not, by itself, revoke your proxy or change your vote. If your shares are held in street name, you must contact your broker or nominee to revoke your proxy.

8. Q: **How many shares can vote at the Annual Meeting?**

A: As of the record date, 49,398,488 shares of our common stock were outstanding. Every shareholder of common stock is entitled to one vote for each share held.

9. Q: **What is a "quorum"?**

A: A "quorum" is the number of shares that must be present, in person or by proxy, in order for business to be transacted at the meeting. The required quorum for the Annual Meeting is a majority of the shares outstanding and entitled to vote as of the record date. There must be a quorum present for the meeting to be held. All shares represented at the Annual Meeting in person or by proxy (including those voted by telephone or Internet) will be counted toward the quorum.

10. Q: Who will count the vote?

A: A representative from Computershare Trust Company, N.A., our transfer agent, will count the votes and act as inspector of election.

11. Q: Who can attend the Annual Meeting?

A: All shareholders who owned shares on April 4, 2008, may attend. Please indicate that you plan to attend by checking the box on your proxy card or vote instruction card, or pressing the appropriate key if voting by telephone or Internet.

12. Q: How will the voting on any other business be conducted?

A: If any other business is properly presented at the Annual Meeting, Edward M. Rahill and Daniel J. Oginsky, officers of the Company and the named proxies, generally will have authority to vote your shares voted on our proxy card on such matters in their discretion.

13. Q: How is my proxy tabulated if I sign and date my proxy card but do not indicate how I want to vote?

A: If you do not indicate on the proxy card how you want your votes cast, the named proxies (Mr. Rahill or Mr. Oginsky, as your representatives) will vote your shares FOR all of the nominees for director listed in the proxy card and FOR the other matters presented by the Board for action at the Annual Meeting.

14. Q: Will my shares be voted if I do not sign and return my proxy card or vote by telephone or Internet?

A: If your shares are held in street name, your brokerage firm may either vote your shares on "routine matters" (such as election of directors or ratification of appointment of registered independent public accountants) or leave your shares unvoted. We encourage you to provide instructions to your brokerage firm by completing the vote instruction form that they send to you. This enables your shares to be voted at the meeting as you direct.

If you are a shareholder of record and do not vote your proxy by telephone, Internet, mail or vote your shares in person at the Annual Meeting, your shares will not be voted.

15. Q: Who pays the cost of the solicitation of proxies?

A: We will bear the cost of soliciting proxies by our Board, including the preparation, assembly, printing and mailing of this proxy statement and any additional materials furnished to our shareholders, will be borne by the Company. Proxies will be solicited primarily by mail and may also be solicited by directors, officers and other employees of the Company without additional compensation. Copies of solicitation material will be furnished to banks, brokerage houses and other agents holding shares in their names that are beneficially owned by others so that they may forward this solicitation material to these beneficial owners. In addition, if asked, we will reimburse these persons for their reasonable expenses in forwarding the solicitation material to the beneficial owners. The Company has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares they hold of record.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON MAY 21, 2008

The proxy statement and annual report to shareholders are available at the following website: http://itc.client.shareholder.com/annuals.cfm.The means to vote by Internet are available by accessing www.investorvote.com and following the instructions provided. Directions to attend the meeting in person may be obtained by contacting us at 248-946-3000.

SECURITY OWNERSHIP OF MANAGEMENT AND MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the ownership of our common stock as of March 1, 2008, except as otherwise indicated, by:

- each current director;
- each director nominee;
- each of the persons named in the Summary Compensation Table under "Compensation of Executive Officers and Directors";
- all current directors and executive officers as a group; and
- each person who is known by us to own beneficially 5% or more of our 49,377,193 outstanding shares of common stock, each of whom we refer to as a 5% Owner.

The number of shares beneficially owned is determined under rules of the Securities and Exchange Commission, or SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire on March 1, 2008 or within 60 days thereafter through the exercise of any stock option or other right.

Unless otherwise indicated, each holder has sole investment and voting power with respect to the shares set forth in the following table:

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percent of Class
Joseph L. Welch	923,875	1.9%
Edward M. Rahill	188,570	*
Linda H. Blair	157,420	*
Jon E. Jipping	80,244	*
Daniel J. Oginsky	61,069	*
Edward G. Jepsen	53,735	*
Richard D. McLellan	1,500	*
William J. Museler	1,284	*
Hazel R. O'Leary	1,284	*
G. Bennett Stewart, III	2,648	*
Lee C. Stewart	3,563	*
All current directors and executive officers as a group (11 persons)	1,475,192	3.0%
Baron Capital Group, Inc., BAMCO, Inc., Baron Capital Management, Inc. and Ronald Baron(2)	4,191,800	8.5%

* Less than one percent.

(1) Includes restricted shares subject to forfeiture to us under certain circumstances, shares that may be acquired upon exercise of options and shares pledged by the holder as security for loans, as set forth below:

Name	Restricted Shares	Option Shares	Shares Pledged as Security
Joseph L. Welch	8,981	738,202	—
Edward M. Rahill	2,562	124,890	21,000
Linda H. Blair	2,463	123,556	—
Jon E. Jipping	2,409	62,602	—
Daniel J. Oginsky	1,677	36,598	—
Edward G. Jepsen	3,735	—	—
Richard D. McLellan	—	—	—
William J. Museler	1,284	—	—
Hazel R. O'Leary	1,284	—	—
G. Bennett Stewart, III	2,648	—	—
Lee C. Stewart	3,563	—	—
All directors and executive officers as a group (11 persons)	30,606	1,085,848	21,000

(2) Based on information contained in a Schedule 13G/A filed on February 14, 2008, with information as of December 31, 2007, Baron Capital Group, Inc., or BCG, and Ronald Baron are "parent holding companies" and disclaim beneficial ownership of shares held by their controlled entities to the extent such shares are held by persons other than BCG or Mr. Baron. BAMCO, Inc. and Baron Capital Management, Inc., or BCM, are registered investment advisors and subsidiaries of BCG. Mr. Baron owns a controlling interest in BCG. BCG and Mr. Baron have shared voting power with respect to 3,810,300 shares and shared dispositive power with respect 4,191,800 shares and beneficially own 4,191,800 shares. BAMCO has shared voting power with respect to 3,626,200 shares and shared dispositive power with respect to 4,001,200 shares and beneficially owns 4,001,200 shares. BCM has shared voting power with respect to 184,100 shares and shared dispositive power with respect to 190,600 shares and beneficially owns 190,600 shares. The business address of BCG, BAMCO, BCM and Mr. Baron is 767 Fifth Avenue, New York, NY 10153.

ELECTION OF DIRECTORS

Background

Our Bylaws provide for the election of directors at each annual meeting of shareholders. Each director serves until the next annual meeting and until his or her successor is elected and qualified, or until his or her resignation or removal. Directors are elected by a plurality of the votes cast, so that only votes cast "for" directors are counted in determining which directors are elected. The size of our Board is currently set at seven directors and there are seven nominees for election. Therefore, the seven directors receiving the most votes "for" will be elected. Broker non-votes (if any) and withheld votes will be treated as shares present for purposes of determining the presence of a quorum but will have no effect on the vote for the election of directors. Information with respect to the seven nominees proposed for election is set forth below.

The Board of Directors recommends a vote FOR each of the director nominees. **The persons named in the accompanying proxy card will vote for the election of the nominees named in this proxy statement unless shareholders specify otherwise in their proxies.** If any nominee at the time of election is unable to serve, or otherwise is unavailable for election, and if other nominees are designated by the Board of Directors, the persons named as proxy holders on the accompanying proxy card intend to vote for such nominees. Management is not aware of the existence of any circumstance which would render the nominees named below unavailable for election. All of the nominees are currently directors of the Company.

Nominees For Directors

Set forth below are the names and ages of the nominees. **THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF THE NOMINEES NAMED BELOW.**

Edward G. Jepsen, 64. Mr. Jepsen, an independent business consultant, became a Director of the Company in July 2005. Mr. Jepsen currently serves as a director of the Amphenol Corporation and as a director and chair of the audit committee of the board of directors of Gerber Scientific, Inc. Mr. Jepsen served as Executive Vice President and Chief Financial Officer of Amphenol Corporation, a publicly traded manufacturer of electrical, electronic and fiber optic connectors, interconnect systems and cable, from 1989 to 2004. Prior to joining Amphenol Corporation, Mr. Jepsen worked at Price Waterhouse LLP from 1969 to 1988, ultimately attaining the position of partner.

Richard D. McLellan, 65. Mr. McLellan became a Director of the Company in November 2007. Mr. McLellan served as treasurer and chairman of the Michigan Chamber of Commerce and the Michigan Competitive Telecommunications Providers Association. He spent 25 years as the director of the government policy department for the law firm of Dykema Gossett PLLC until his retirement in April 2007. Mr. McLellan is currently chairman of the Michigan Law Revision Commission, a position he has held since 1986. He served two terms as a member of the Board of Commissioners of the State Bar of Michigan. He was recently named Chairman of the Board for the Council for Africa Infrastructure Development. In June 2007, he was named Special Counsel to the Chairman of the Michigan House Appropriations Committee. Mr. McLellan has served on the Board of Trustees of the Michigan State University College of Law and is a member of the Advisory Board for the Michigan State University James H.

and Mary B. Quello Center for Telecommunications Management and Law. He teaches as an adjunct professor at Michigan State University's Department of Advertising, Public Relations and Retailing.

William J. Museler, 67. Mr. Museler is an independent energy consultant. He became a Director of the Company in November 2006. Previously, he served as president and CEO of the New York Independent System Operator from 1999 to 2005. Prior to his service at NYISO, Mr. Museler held senior positions at the Tennessee Valley Authority from 1991 to 1999, Long Island Lighting Company from 1973 to 1991 and Brookhaven National Laboratory from 1967 to 1973. He has served as a federal representative for the North American Electric Reliability Council and as chairman of the Southeastern Electric Reliability Council. He was a member of the Secretary of Energy's Energy Advisory Board for four years and is currently a director of the Independent Electric System Operator in Toronto, Ontario, Canada.

Hazel R. O'Leary, 70. Ms. O'Leary became a Director of the Company in July 2007. Ms. O'Leary served as an assistant attorney general and assistant prosecutor in the state of New Jersey and was appointed to the Federal Energy Administration under President Gerald Ford and to the Department of Energy under President Jimmy Carter. Ms. O'Leary worked in the private sector as a principal at the independent public accounting firm of Coopers and Lybrand from 1977 to 1979. In 1981 she was named vice president and general counsel of O'Leary and Associates, a company focused on international economics as related to energy issues. She served in that capacity until 1989 and then returned as president from 1997 to 2001. In 1989, she became executive vice president for environmental and public affairs for the Minnesota Northern States Power Company and in 1992 she was promoted to president of the holding company's gas distribution subsidiary. Ms. O'Leary served as the Secretary of Energy from 1993 to 1997 and as president and chief operating officer for the investment banking firm Blaylock and Partners in New York from 2000 to 2002. Ms. O'Leary also served on the board of directors of AES Corporation from 1991 to 1993 and from 1997 to 2002. Since 2004, Ms. O'Leary has served as the President of Fisk University in Nashville, Tennessee and she currently serves on the boards of directors of the Nashville Alliance for Public Education, Nashville Business Community for the Arts, World Wildlife Fund and Arms Control Association.

Gordon Bennett Stewart, III, 55. * Mr. Stewart became a Director of the Company in July 2006. In 1982, he co-founded Stern Stewart & Co., a global management consulting firm, where he served as Senior Partner until March 2006. Since then, Mr. Stewart has served as chief executive officer of EVA Dimensions, a firm he formed to acquire and manage the valuation modeling and investment research and funds management services of Stern Stewart & Co. He also currently serves as Chairman of the Alumni Advisory Council for Princeton University's Department of Operations Research and Financial Engineering. Mr. Stewart has written and lectured widely in his 30 year professional career on topics such as accounting for value and management incentive plans.

Lee C. Stewart, 59. *Mr. Stewart, an independent financial consultant, became a Director of the Company in August 2005. Mr. Stewart currently serves as a director of P.H. Glatfelter Company, Marsulex, Inc., and AEP Industries, Inc. Mr. Stewart is a member of the audit committee at AEP Industries, Inc. and Marsulex, Inc. Previously, Mr. Stewart was Executive Vice President and Chief Financial Officer of Foamex International, Inc., a publicly traded manufacturer of flexible polyurethane and advanced polymer foam products, in 2001 and was Vice President responsible for all areas of Treasury at Union Carbide Corp., a chemicals and polymers company, from 1996 to 2001.

Joseph L. Welch, 59. Mr. Welch has been a Director and the President, Chief Executive Officer and Treasurer of the Company since it began operations in 2003. As the founder of ITCTransmission, Mr. Welch has had overall responsibility for the Company's vision, foundation and transformation into the first independently owned and operated electricity transmission company in the United States. Mr. Welch worked for Detroit Edison Company, or Detroit Edison, and subsidiaries of DTE Energy Company, which we refer to collectively as DTE Energy, from 1971 to 2003. During that time, he held positions of increasing responsibility in the electricity transmission, distribution, rates, load research, marketing and pricing areas, as well as regulatory affairs that included the development and implementation of regulatory strategies.

---

* Gordon Bennett Stewart, III and Lee C. Stewart are not related.

APPROVAL OF AMENDED AND RESTATED 2006 LONG TERM INCENTIVE PLAN

Proposed Amendment and Restatement

The Board of Directors is seeking approval of an amendment and restatement of the ITC Holdings Corp. 2006 Long Term Incentive Plan, or LTIP, that will increase the number of shares subject to the LTIP from 1,750,000 to 4,950,000 shares, modify the method for counting shares and make other changes to the LTIP described below. Our Board approved the Amended and Restated LTIP on March 25, 2008, subject to shareholder approval. The proposed amendments contained in the Amended and Restated LTIP will not be implemented unless approved by shareholders. On February 8, 2006, our Board of Directors adopted the LTIP and our shareholders approved it on May 17, 2006. A copy of the LTIP was filed with the SEC on February 14, 2006 as exhibit 10.37 to our Form 8-K and a copy of the Amended and Restated LTIP will be filed with the SEC simultaneously with this proxy statement. We suggest that you read the LTIP and the Amended and Restated LTIP in their entirety for a more complete understanding of the proposed amendments.

The purpose of the Amended and Restated LTIP is to encourage employees, directors and consultants of the Company and its subsidiaries to own stock and to align their interests with the interests of the Company's shareholders. We believe that the Amended and Restated LTIP enhances our ability to attract, motivate and retain qualified employees, directors and consultants, and encourages strong performance through the grant of performance-based awards. As a result, we believe that adding a limited number of additional shares to the Amended and Restated LTIP to facilitate future grants in furtherance of these goals is in our and our shareholders' best interests.

Shares Available for Grant and Options Outstanding

We make equity-based grants to employees, directors and consultants under the LTIP and the Amended and Restated 2003 Stock Purchase and Option Plan for Key Employees of ITC Holdings Corp. and its subsidiaries, or the 2003 Plan. We also have an Employee Stock Purchase Plan that was implemented during the second quarter of 2007. Each of these plans has been approved by shareholders. The following table sets forth certain information with respect to our equity compensation plans at December 31, 2007 and at the record date for the Annual Meeting (shares in thousands):

	Number of Shares to be Issued Upon Exercise of Outstanding Options		Weighted-Average Exercise Price of Outstanding Options		Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans(a)	
	12/31/07	Record Date	12/31/07	Record Date	12/31/07	Record Date
Equity compensation plans approved by shareholders:	2,503	2,451	$16.92	$17.10	1,105	1,094

(a) The number of shares remaining available for future issuance under equity compensation plans has been reduced by: (1) the common shares issued through such date upon exercise of stock options; (2) the common shares to be issued upon the future exercise of outstanding stock options; and (3) the amount of restricted stock awards granted that have not been forfeited. Of the shares remaining available for future issuance at December 31, 2007 and the record date, 865,453 and 832,362 are available under the LTIP, 68,561 and 63,761 are available under the 2003 Plan, and 171,078 and 167,197 are available under the Employee Stock Purchase Plan, respectively. There are 446,210 restricted shares and 15,365 restricted stock units outstanding as of the record date. The weighted average remaining term on the outstanding options as of the record date is 6.42 years.

The following table sets forth the number of restricted shares and shares subject to options granted under the LTIP to the officers named in the "Summary Compensation Table" under "Compensation of Executive Officers," all current executive officers as a group, all non-employee directors (each of whom is also a director-nominee) as a group and all employees (other than executive officers) as a group. No options or restricted shares have been granted under the LTIP to associates of our directors or executive officers and no one other than the executive officers listed in the table below have individually received more than 5% of the options or restricted shares granted under the LTIP. We do not intend to make any grants under the LTIP between the record date and the Annual Meeting.

Option Recipient	Number of Options Received Under LTIP	Number of Restricted Shares Received Under LTIP
Joseph L. Welch	119,747	8,981
Edward M. Rahill	19,930	2,562
Linda H. Blair	19,152	2,463
Jon E. Jipping	18,732	2,409
Daniel J. Oginsky	13,050	1,677
All current executive officers as a group	190,611	18,092
All current directors who are not executive officers as a group	—	—
All employees as a group	465,138	237,905

Vote Required

We are seeking shareholder approval of this proposal to satisfy the requirements for deductibility of executive compensation paid pursuant to the Amended and Restated LTIP under Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, to qualify certain awards as incentive stock options under Code Section 422 and to comply with applicable rules of the New York Stock Exchange. Approval of the Amended and Restated LTIP requires the affirmative vote of a majority of the votes cast by the holders of common shares entitled to vote on the proposal. Abstentions, withheld votes and broker non-votes will not be deemed votes cast in determining approval of this proposal and will not have the effect of a vote for or against the proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE PROPOSAL TO APPROVE THE AMENDED AND RESTATED LTIP. EXECUTED PROXIES WILL BE VOTED FOR THE PROPOSAL TO APPROVE THE AMENDED AND RESTATED LTIP UNLESS SHAREHOLDERS SPECIFY OTHERWISE IN THEIR PROXIES.

Description of Amended and Restated LTIP

The following is a description of the material terms of the LTIP as it would be modified by the proposed amendments in the Amended and Restated LTIP. Unless otherwise noted, provisions of the LTIP will remain materially unchanged in the Amended and Restated LTIP.

Shares Subject to the LTIP

Giving effect to the proposed amendments, we have reserved an aggregate of 4,950,000 shares of our common stock to be awarded under the Amended and Restated LTIP. Up to 1,400,000 of these shares may be granted as incentive stock options. The proposed amendments would also impose a restriction so that no more than 3,250,000 of the shares may be granted as awards to be settled in shares of common stock other than options or stock appreciation rights. However, the share counting formula has been simplified so that each share granted will count as only one share against the shares available under the Amended and Restated LTIP. Under the LTIP as currently in effect, each share subject to an award is counted as two shares, except for options, stock appreciation rights and awards for which we receive cash equal to the fair market value of the shares or common stock based awards, which are counted as one share. In addition, under the LTIP currently in effect, if an award is exercised through tendering of shares to us or withholding of shares by us, or if shares are withheld to satisfy tax liabilities, we count only the number of shares issued net of the shares tendered or withheld against the plan limit. Under the Amended and Restated LTIP, the gross number of shares subject to the award will be counted against the plan limit under these circumstances. The proposed amendments include a provision that (i) shares not issued or delivered as a result of the net settlement of an outstanding option or stock appreciation right, (ii) shares used to pay the exercise price or withholding taxes related to an outstanding award and (iii) shares repurchased on the open market with the proceeds of the option exercise price may not be added back to the plan limit for future awards. We expect the net effect of these share counting changes to be an increase in the number of shares available compared to what would have been available under the methodology of the LTIP currently in effect. If any shares awarded under the LTIP are forfeited, cancelled, expire or otherwise terminate, the underlying common shares become available again under the LTIP and are not counted against the other grant limitations described above. To prevent dilution or enlargement of the rights of participants under the LTIP, appropriate adjustments will be made by the Committee (as defined under "— Administration") if any change is made to our outstanding common shares by reason of any merger, reorganization, consolidation, recapitalization, dividend or distribution, stock split, reverse stock split, spin-off or similar transaction or other change in corporate structure affecting our common stock or its value.

Participants

All employees, directors and consultants of the Company and its subsidiaries who are selected by the Committee in its sole discretion from time to time are eligible to participate in the LTIP. The proposed amendments clarify that non-employee directors, if any, of the Company's subsidiaries are also intended to be eligible for grants. Approximately 300 employees and 6 non-employee directors are currently eligible to participate in the LTIP and will be eligible to participate in the Amended and Restated LTIP. The Committee may condition the grant of an award to an individual by requiring that the individual become an employee, director or consultant; provided, however, that the award is deemed granted as of the date that the individual becomes an employee, director or consultant. Because awards are determined by the Committee, in its sole discretion, it is not possible to determine the awards that will be made to any particular employee, officer, director or consultant in the future. There are no specific awards currently being planned or contemplated by the Committee.

Administration

The LTIP is administered by the Compensation Committee of our Board of Directors, or any other committee or sub-committee of the Board designated by the Board from time to time. We refer to the committee administering the LTIP as the Committee in this proxy statement. The Committee has the power to select participants who will receive awards, to make awards under the LTIP, to determine the terms and conditions of awards (subject to the terms and conditions of the LTIP) and to determine whether such terms and conditions have been satisfied. The Committee also has broad power to, among other things, interpret the terms of the LTIP and establish rules and regulations for the administration of the LTIP. In the case of awards designated as awards under Section 162(m) of the Code, the Committee's power to take certain actions will be limited by Section 162(m).

The Committee and the Board are not permitted to cancel outstanding options or stock appreciation rights and grant new awards as substitutes under the LTIP, amend outstanding options or stock appreciation rights to reduce the exercise price below the fair market value of the common stock on the original grant date, or exchange outstanding options or stock appreciation rights for cash if the exercise price per share of such options or stock appreciation rights is less than or equal to the fair market value per share as of the date of exchange, in each case without shareholder approval.

Types of Plan Awards and Limits

The Committee may grant stock options, restricted stock, restricted stock units and performance based awards under the LTIP. The terms of each award will be set forth in a written agreement with the recipient. Subject to the adjustment provisions described above, the LTIP limits grants to any one participant in any one fiscal year to 200,000 options or stock appreciation rights, 100,000 restricted stock or restricted stock units, 100,000 performance awards and 100,000 annual incentive awards. The LTIP further limits the dollar value payable to any one participant in any one fiscal year on restricted stock units, performance awards or annual incentive awards valued in property other than common stock to the lesser of $3 million or four times the participant's base salary in the fiscal year. These limitations are intended to comply with requirements of Section 162(m) of the Code.

Stock Options. The Committee may grant incentive stock options and nonqualified stock options. No option may be exercised after the tenth anniversary of the date the option was granted. The exercise price of any option granted under the LTIP must not be less than the fair market value of our common stock on the grant date. As of the record date, the closing sale price of our common shares was $53.34. Payment upon exercise may be made by (1) cash or check, (2) delivery of our common stock that has been held at least six months pursuant to a broker assisted cashless exercise, (3) delivery of other consideration approved by the Committee with a fair market value equal to the exercise price or (4) other means determined by the Committee. A payment method involving delivery or withholding of common stock may not be used if it would violate applicable law or would result in adverse accounting consequences for us.

Options constituting incentive stock options may be granted only to our employees. The aggregate market value, determined on the grant date, of stock with respect to which incentive stock options may first become exercisable for a holder during a calendar year may not exceed $100,000. In addition, in the event that the recipient owns more than 10% of our common stock as determined under the Code, the exercise price of incentive stock options may not be less than 110% of the fair market value of our common stock on the grant date, and the options may not be exercised more than five years after the grant date.

Stock Appreciation Rights. The Committee may grant stock appreciation rights pursuant to such terms and conditions as the Committee determines. No stock appreciation right may be granted with a term of more than ten years from the grant date. The exercise price may not be less than the fair market value of the common stock on the grant date. Upon exercise of a stock appreciation right, the participant will have the right to receive the excess of the aggregate fair market value of the shares on the exercise date over the aggregate exercise price for the portion of the right being exercised. Payments may be made to the holder in cash or common stock as specified in the grant agreement.

Restricted Stock and Units. The Committee may grant shares of restricted stock and restricted stock units pursuant to such terms and conditions as the Committee determines. The restricted stock and restricted stock units will be subject to restrictions on transferability and alienation and other restrictions as the Committee may impose. The Committee may require payment of consideration for restricted stock granted under the LTIP, which may be payable in cash, stock or other property. Recipients of issued and outstanding restricted stock otherwise have the same rights as other shareholders, including all voting and dividend rights. Recipients of restricted stock units may receive dividend equivalent rights at the Committee's discretion. Restricted stock units are payable in common stock or cash as of the vesting date and, under the proposed amendments, must be paid no later than two and a half months after the end of the year in which the vesting date occurs in accordance with applicable tax rules. The LTIP also permits certain highly compensated participants to defer certain cash bonus awards, which we may match up to 50% and grant to these participants as restricted stock unit awards.

Performance Awards. The Committee may grant performance awards on terms and conditions that the Committee determines. Performance awards consist of the right to receive cash, common stock or other property. The written agreement for each grant will specify the performance goals, the period over which the goals are to be attained, the payment schedule if the goals are attained and other terms as the Committee determines. In the case of performance shares, the participant will have the right to receive legended certificates of common stock subject to restrictions on transferability (or the shares may be issued in equivalent book entry form). To the extent such shares are issued and outstanding, a participant will be entitled to vote those shares prior to satisfaction of the performance goals, and any dividends received will be reinvested in additional performance shares. In the case of performance units, the participant will receive an agreement that specifies the performance goals that must be satisfied prior to payment, which may be cash, common stock or other property. Under the proposed amendments, performance awards must be paid no later than two and a half months after the end of the year in which vesting occurs in accordance with applicable tax rules.

Annual Incentive Awards. The Committee may grant annual incentive awards on terms and conditions that the Committee determines. The determination for granting annual incentive awards may be based on the attainment of performance levels of the Company as established by the Committee. Annual incentive awards will be paid in cash, shares of common stock or other property and will equal a percentage of the participant's base salary for the fiscal year, a fixed dollar amount or some other formula determined by the Committee. Payments will be made within two and a half months after the end of the fiscal year in which the award is no longer subject to a substantial risk of forfeiture, but only after the Committee determines that the performance goals were attained.

Code Section 162(m) Performance Measure Awards. The Committee may designate that any award in the form of restricted stock, restricted units, performance shares, performance units or annual incentive awards be granted as a Code Section 162(m) award. As a result, such grants will be subject to certain additional requirements intended to satisfy the exemption for performance based compensation under Code Section 162(m). The performance criteria will be one or more of the following objective performance goals, either individually, alternatively or in any combination, applied to either the Company as a whole or to a subsidiary, either individually, alternatively, or in any combination, and measured over a designated performance period, in each case as specified by the Committee in the grant agreement: earnings (as measured by net income, operating income, operating income before interest, EBIT, EBITA, EBITDA, pretax income, or cash earnings, or earnings as adjusted by excluding one or more components of earnings, included each of the above on a per share and/or segment basis; revenue/net revenue; return on net revenue (as measured by net income, operating income, operating income before interest, EBIT, EBITA, EBITDA, pretax income, operating cash flow or cash earnings as a percentage of net revenue); revenue growth; cash flow; operating cash flow; free cash flow; discounted cash flow; working capital; market capitalization; cash return on investment; return on capital; shareholder value; return on equity; total shareholder return; return on investment; economic value added; return on assets; net assets; stock trading multiples (as measured against investment, net income, operating income, operating income before interest, EBIT, EBITA, EBITDA, pretax income, cash earnings or operating cash flow); stock price; attainment of strategic or operational initiatives; and achievement of operational goals, including but not limited to safety records, outage frequencies and capital maintenance projects. The proposed amendments change all prior references to sales in the LTIP to revenue, to conform to the terminology used in our financial statements.

Termination of Employment or Services

Options and Stock Appreciation Rights. Unless otherwise provided in the related grant agreement, if a participant terminates employment or services for any reason prior to the date that an option or stock appreciation right becomes vested, the right to exercise the option or stock appreciation right terminates and all rights cease unless otherwise provided in the grant agreement. If an option or stock appreciation right becomes vested prior to the termination of the employment or services for any reason other than death or disability, then the participant has the right to exercise the option or stock appreciation right to the extent it was exercisable upon termination before the earlier of three months after termination or the expiration of the option or stock appreciation right unless otherwise provided in the related grant agreement. If termination is due to the participant's death or disability, then the participant or his or her estate may exercise the option or stock appreciation right to the extent it was exercisable upon termination until its expiration date, subject to any limitations in the grant agreement. The Committee may, in its discretion, accelerate the participant's right to exercise an option or extend the option term, subject to any other limitations.

Restricted Stock and Restricted Stock Units. If a participant terminates employment or services for any reason, the restricted shares are generally forfeited to us (subject to a refund by us of any purchase price paid by the participant). The Committee, however, may provide, in its sole discretion, in the participant's agreement that restricted stock or restricted stock units will continue after termination of employment or services. The Committee may also waive any restrictions in its sole discretion except for restrictions on a Code Section 162(m) award. However, the Committee may, for Code Section 162(m) awards, deem restrictions and performance goals satisfied if a participant terminates employment due to death, disability or involuntary termination by the Company. Under the Amended and Restated LTIP, the Committee would no longer be permitted to deem restrictions and performance goals on Code Section 162(m) awards satisfied upon involuntary termination.

Performance Awards. Performance awards expire and are forfeited upon a participant's termination of employment or services for any reason. The Committee, however, in its sole discretion, may provide in the grant agreement or otherwise for a continuation of the award after termination or waive any conditions or restrictions for such awards. The Committee may not waive any restrictions or conditions on Code Section 162(m) awards, but it may deem restrictions and conditions satisfied in the event a participant terminates employment due to death, disability or involuntary termination by the Company. Under the Amended and Restated LTIP, the Committee would no longer be permitted to deem restrictions and performance goals on Code Section 162(m) awards satisfied upon involuntary termination.

Annual Incentive Awards. If a participant terminates employment or services due to disability or death prior to the end of our fiscal year, the participant, or his or her estate, is entitled to a pro-rata payment of the annual incentive award, which will be paid at the same time as regular annual incentive awards are paid. Unless otherwise determined by the Committee, if a participant's employment or services are terminated for any reason other than death or disability, he or she forfeits the right to the annual incentive award for that fiscal year.

Limitations on Transfer of Awards

No award under the LTIP may be transferable other than by will or the laws of descent and distribution. Stock options and stock appreciation rights may only be exercised by the participant during his or her lifetime. However, a participant may assign or transfer an award, other than an incentive stock option, with the consent of the Committee. All shares of common stock subject to an award will contain a legend restricting the transferability of the shares pursuant to the terms of the LTIP, which can be removed once the restrictions have terminated, lapsed or been satisfied. If the shares are issued in book entry form, a notation to the same restrictive effect as the legend will be placed on the transfer agent's books.

Termination and Amendment

No new awards may be granted under the LTIP on or after February 7, 2012. Our Board may terminate or amend the LTIP or the granting of any awards under the LTIP at any time and the Committee may amend the terms of outstanding awards, but shareholder approval will be required for any amendment that materially increases benefits under the LTIP, increases the shares of common stock available under the LTIP (except pursuant to the adjustment provisions of the LTIP), changes the eligibility provisions or modifies the LTIP in a manner requiring shareholder approval under any applicable stock exchange rule. An amendment to the LTIP will not, without the consent of the participant, adversely affect the participant's outstanding awards except to qualify the awards for exemption under Section 409A of the Code, bring the LTIP into compliance with Section 409A of the Code, or as provided in the grant agreement.

Change in Control of the Company

Awards under the LTIP are generally subject to special provisions upon the occurrence of a change in control transaction of the kind described in the LTIP. Under the LTIP, the Committee may provide in a grant agreement or otherwise that upon a change in control transaction (i) all outstanding options or stock appreciation rights immediately become fully vested and exercisable; (ii) any restriction period on any shares of common stock immediately lapse and the shares become freely transferable; (iii) all performance goals are deemed to have been satisfied and any restrictions on any performance award immediately lapse and the awards become immediately payable; (iv) all performance measures are deemed to have been satisfied for any outstanding annual incentive award, which immediately become payable; or (v) awards may be treated in any other way as determined by the Committee. The Committee may also determine that upon a change in control, any outstanding option or stock appreciation right be cancelled in exchange for payment in cash, stock or other property for each vested share in an amount equal to the excess of the fair market value of the consideration to be paid in the change in control transaction over the exercise price. If we merge with another entity and the successor company assumes an award payable in common stock, such awards will not be accelerated as described above as long as the consideration is substantially equal in fair market value to that of the common stock subject to the awards.

United States Federal Income Tax Consequences

The following discussion is a summary of the federal income tax consequences relating to the grant and exercise of awards under the LTIP and the subsequent sale of common stock that will be acquired under the LTIP. The tax effect of exercising awards may vary depending upon the particular circumstances, and the income tax laws and regulations change frequently.

Nonqualified Stock Options. There will be no federal income tax consequences to a participant or to us upon the grant of a nonqualified stock option. When the participant exercises a nonqualified option, he or she will recognize ordinary income in an amount equal to the excess of the fair market value of the option shares on the date of exercise over the exercise price, and we will be allowed a corresponding tax deduction, subject to any applicable limitations under Section 162(m) of the Code. Any gain that a participant realizes when the participant later sells or disposes of the option shares will be short-term or long-term capital gain, depending on how long the participant held the shares.

Incentive Stock Options. There will be no federal income tax consequences to a participant or to us upon the grant of an incentive stock option. If the participant holds the option shares for the required holding period of at least two years after the date the option was granted and one year after exercise of the option, the difference between the exercise price and the amount realized upon sale or disposition of the option shares will be long-term capital gain or loss, and we will not be entitled to a federal income tax deduction. If the participant disposes of the option shares in a sale, exchange, or other disqualifying disposition before the required holding period ends, the participant will recognize taxable ordinary income in an amount equal to the difference between the exercise price and the lesser of the fair market value of the shares on the date of exercise or the disposition price, and we will be allowed a federal income tax deduction equal to such amount, subject to any applicable limitations under Section 162(m) of the Code. Any amount received by the participant in excess of the fair market value on the exercise date will be taxed to the participant as capital gain, and we will receive no corresponding deduction. While the exercise of an incentive stock option does not result in current taxable income, the excess of the fair market value of the option shares at the time of exercise over the exercise price will be a tax preference item that could subject a participant to alternative minimum tax.

Stock Appreciation Rights. The participant will not recognize income, and we will not be allowed a tax deduction, at the time a stock appreciation right is granted. When the participant exercises the stock appreciation right, the cash or fair market value of any shares of common stock received will be taxable to the participant as ordinary income, and we will be allowed a federal income tax deduction equal to such amount, subject to any applicable limitations under Section 162(m) of the Code.

Restricted Stock Awards. Unless a participant makes an election to accelerate recognition of income to the grant date as described below, the participant will not recognize income and we will not be allowed a tax deduction, at the time a restricted stock award is granted. When the restrictions lapse, the participant will recognize ordinary income equal to the fair market value of the common stock as of that date, less any amount paid for the stock, and we will be allowed a corresponding tax deduction, subject to any applicable limitations under Section 162(m) of the Code. If the participant files an election under Section 83(b) of the Code within 30 days after the grant date, the participant will recognize ordinary income as of the grant date equal to the fair market value of the stock as of that date, less any amount paid for the stock, and we will be allowed a corresponding tax deduction at that time, subject to any applicable limitations under Section 162(m) of the Code. Any future appreciation in the stock will be taxable to the participant at capital gains rates. However, if the stock is later forfeited, such participant will not be able to recover the tax previously paid pursuant to the Section 83(b) election.

Restricted Stock Unit Awards, Performance Share Awards, and Performance Share Unit Awards. A participant will not recognize income, and we will not be allowed a tax deduction, at the time a restricted stock unit award, performance share award or performance share unit award is granted. When a participant receives payment under a restricted stock unit award, performance share award or performance share unit award, the amount of cash received and the fair market value of any shares of stock received will be ordinary income to the participant, and we will be allowed a corresponding tax deduction at that time, subject to any applicable limitations under Section 162(m) of the Code.

Impact of Recent Tax Law Changes. Recently adopted, Section 409A of the Code has implications that affect traditional deferred compensation plans, as well as certain equity-based awards, such as stock options, restricted stock units, and stock appreciation rights. Section 409A requires compliance with specific rules regarding the timing of exercise or settlement of equity-based awards. Individuals who hold awards are subject to the following penalties if the terms of such awards are not exempted from or do not comply with the requirements of Section 409A: (i) appreciation is includible in the participant's gross income for tax purposes once the awards are no longer subject to a "substantial risk of forfeiture" (e.g., upon vesting), (ii) the participant is required to pay interest at the tax underpayment rate plus one percentage point commencing on the date an award subject to Section 409A is no longer subject to a substantial risk of forfeiture, and (iii) the participant incurs a 20 percent penalty tax on the amount required to be included in income. As set forth above, the LTIP and the awards granted thereunder are intended to conform to the requirements of Section 409A.

CORPORATE GOVERNANCE

Director Independence

Based on the absence of any material relationship between them and us, other than their capacities as directors and shareholders, the Board has determined that Mr. Jepsen, Mr. McLellan, Mr. Museler, Ms. O'Leary, Mr. Bennett Stewart and Mr. Lee Stewart are "independent" under applicable NYSE and SEC rules for board members. In addition, our Board has determined that, as the committees are currently constituted, all of the members of the Audit and Finance Committee, the Compensation Committee and the Nominating/Corporate Governance Committee are "independent" under applicable NYSE and SEC rules. None of the directors determined to be independent is or ever has been employed by us.

Mr. McLellan, who became a director of the Company in November 2007, was a member of the law firm Dykema Gossett PLLC until he retired in April 2007. Mr. McLellan acts as an independent consultant for the Dykema law firm, for which he is paid a nominal annual stipend. We made payments for legal services to the Dykema law firm amounting to less than 1% of its gross revenues during each of the last three calendar years. Mr. McLellan currently has no financial or other interest in such payments, and as a member of Dykema had no financial or other interest in such payments other than pro rata with the other members of the firm. Our Board considered this relationship when determining that ,Mr. McLellan is independent and determined that this relationship was not material and was unlikely to affect his ability to act as an independent board member.

Meetings and Committees of the Board of Directors

During 2007, our Board held 12 meetings. Each director attended 75% or more of the total number of meetings of the Board and committees of which he or she was a member in 2007. Mr. Lee Stewart was selected by our Board to chair its executive sessions. These sessions were held several times throughout the year.

Our policy is that all members of our Board are expected, absent valid reasons, to attend the annual shareholders' meetings. All directors who were serving as such at the time of last year's annual shareholders' meeting attended the meeting.

Our Board has several standing committees, including a Compensation Committee, a Nominating/ Corporate Governance Committee and an Audit and Finance Committee. The Board has adopted a written charter for each of these committees. The charters and our corporate governance principles are accessible on our website at www.itc-holdings.com through the "Corporate Governance" link on the "Investors" page and are available in print from us upon request.

Audit and Finance Committee

The Audit and Finance Committee met 8 times during 2007. The members of the Audit and Finance Committee are Mr. Jepsen, Mr. William Museler, Mr. Bennett Stewart (beginning August 2007) and Mr. Lee Stewart, with Mr. Jepsen serving as Chair. The Board has determined that Mr. Jepsen is an "audit committee financial expert" as that term is defined under SEC rules and that all members of the Audit and Finance Committee satisfy all independence and other qualifications for Audit and Finance Committee members set forth in applicable NYSE and SEC rules. Our Audit and Finance Committee is responsible for, among other things, (1) selecting our independent public accountants, (2) approving the overall scope of the audit, (3) assisting our Board in monitoring the integrity of our financial statements, the independent public accountant's qualifications and independence, the performance of the independent public accountants and our internal audit function and our compliance with legal and regulatory requirements, (4) annually reviewing a report of our independent public accountants describing the firm's internal quality-control procedures and any material issues raised by the most recent internal quality-control review, or peer review, of the firm, (5) discussing our annual audited and quarterly unaudited financial statements with management and our independent public accountants, (6) meeting separately, periodically, with our management, internal auditors and independent public accountants, (7) reviewing with our independent public accountants any audit problems or difficulties and managements' response, (8) setting clear hiring policies for employees or former employees of our independent public accountants, and (9) handling such other matters that are specifically delegated to the Audit and Finance Committee by our Board from time to time, as well as other matters as set forth in the committee's charter.

Audit and Finance Committee Report

In accordance with its written charter, the Audit and Finance Committee provides assistance to our Board in fulfilling the Board's responsibility to our shareholders, potential shareholders and investment community relating to independent registered public accounting firm oversight, corporate accounting, reporting practices and the quality and integrity of the financial reports, including our internal controls over financial reporting.

The Audit and Finance Committee received and reviewed a formal written statement from Deloitte & Touche LLP, our independent registered public accounting firm, describing all relationships between Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates, whom we refer to collectively as Deloitte, and us that might bear on Deloitte's independence consistent with Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," discussed with Deloitte any relationships that may impact their objectivity and independence and satisfied itself as to Deloitte's independence.

The Audit and Finance Committee discussed with Deloitte the matters required to be discussed by Statement on Auditing Standards No. 61, as amended, "Communication with Audit Committees," and, with and without management present, discussed and reviewed the results of Deloitte's examination of the consolidated financial statements.

The Audit and Finance Committee reviewed and discussed with management and Deloitte our consolidated audited financial statements as of and for the year ended December 31, 2007.

Based on the above-mentioned reviews and discussions with management and Deloitte, the Audit and Finance Committee approved the inclusion of our audited consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2007 for filing with the SEC.

EDWARD G. JEPSEN WILLIAM J. MUSELER LEE C. STEWART G. BENNETT STEWART

Compensation Committee

The Compensation Committee met 10 times during 2007. In 2007, the members of the Compensation Committee were Mr. Lee Stewart, Mr. Jepsen, Mr. Museler and Mr. Bennett Stewart, with Mr. Lee Stewart serving as Chair. The current members of the Compensation Committee are Mr. Lee Stewart, Mr. Jepsen, Mr. McLellan and Mr. Bennett Stewart, with Mr. Lee Stewart serving as Chair. The Compensation Committee is responsible for (1) reviewing key employee compensation policies, plans and programs, (2) reviewing and approving the compensation of our executive officers, (3) reviewing and approving employment contracts and other similar arrangements between us and our executive officers, (4) reviewing and consulting with the chief executive officer on the selection of officers and evaluation of executive performance and other related matters, (5) administration of stock plans and other incentive compensation plans and (6) such other matters that are specifically delegated to the Compensation Committee by our Board from time to time. The Compensation Committee has retained Hewitt Associates, or Hewitt, as compensation consultants to assist it in its efforts to evaluate market competitiveness for various compensation plans, research industry trends and provide guidance as necessary. Further information regarding the nature and scope of work of the consultant is included in the "Compensation of Executive Officers and Directors — Compensation Discussion and Analysis" section of this proxy statement. The Compensation Committee delegates the administration of plans and implementation of committee determinations to our Human Resources department. The Compensation Committee seeks input from our chief executive officer on performance reviews and salary recommendations for our officers, recommendations with regard to changes in compensation and benefit plans, and updates on current issues or programs. The Compensation Committee typically evaluates this information, along with any information provided by Hewitt, before taking any action.

Nominating/Corporate Governance Committee

The Nominating/Corporate Governance Committee met 4 times during 2007. In 2007 the members of the Nominating/Corporate Governance Committee were Ms. O'Leary, Mr. Bennett Stewart and Mr. Lee Stewart, with Mr. Bennett Stewart serving as Chair until August 2007 and Ms. O'Leary serving as Chair from August 2007 until the present. The current members of the Nominating/Corporate Governance Committee are Ms. O'Leary, Mr. McLellan and Mr. Bennett Stewart. The Nominating/Corporate Governance Committee is responsible for (1) developing and recommending criteria for selecting new directors, (2) screening and recommending to our Board individuals qualified to become directors, (3) overseeing evaluations of our Board, its members and its committees and (4) handling such other matters that are specifically delegated to it by our Board from time to time. In identifying candidates for director, the Nominating/Corporate Governance Committee considers suggestions from incumbent directors, management or others, including shareholders. The committee also may retain the services of a consultant to identify qualified candidates for director. In 2007, the committee employed an executive search firm which identified Ms. O'Leary as a candidate for our board. The committee reviews all candidates in the same manner without regard to who suggested the candidate. The committee selects candidates to meet with management and conduct an initial interview with the committee. Candidates whom the committee believes would be a valuable addition to the Board are recommended to the full Board for election. As stated in the committee's charter, in selecting candidates, the committee will consider all factors it considers appropriate, which may include (1) ensuring that the Board of Directors, as a whole, is diverse and consists of individuals with various and relevant career experience, technical skill, industry knowledge and experience, financial expertise, local or community ties, or (2) minimum individual qualifications, including strength of character, mature judgment, familiarity with our business and industry, independence of thought and an ability to work collegially. Individuals recommended by shareholders for nomination as a director should be submitted to our Corporate Secretary and, if submitted in accordance with the procedures set forth in our annual proxy statement, will be forwarded to the Nominating/Corporate Governance Committee for consideration.

Shareholder Communications

Shareholder Proposals. Any proposal by a shareholder of the Company to be considered for inclusion in the proxy statement for the 2009 annual meeting must be received by Wendy McIntyre, our Corporate Secretary, by the close of business on December 12, 2008. Such proposals should be addressed to her at our principal executive offices and should satisfy the informational requirements applicable to shareholder proposals contained in the relevant SEC rules. If the date for the 2009 Annual Meeting is significantly different than the first anniversary of the 2008 Annual Meeting, Rule 14a-8 of the SEC provides for an adjustment to the notice period described above.

In addition to applicable rules of the SEC for inclusion of shareholder proposals in our proxy statement, our Bylaws provide that, in order for a shareholder proposal to be properly brought before the 2009 Annual Meeting, written notice of such proposal or nomination, along with the information required by the Bylaws, must be received by us at our principal executive offices no earlier than January 21, 2009 and no later than February 19, 2009. If the 2009 annual meeting date has been significantly advanced or delayed from the first anniversary of the date of the 2008 annual meeting, then notice of such proposal must be given within 10 days after the first public disclosure of the date of such meeting in accordance with the procedures set forth in our Bylaws. We also expect the persons named as proxies for the 2009 annual meeting of shareholders to use their discretionary voting authority, to the extent permitted by law, with respect to any proposal properly presented at that meeting by a shareholder who does not provide us with written notice of such proposal during the period provided in our Bylaws.

Nominees. Shareholders proposing director nominees at the 2009 annual meeting of shareholders must provide written notice of such intention, along with certain information regarding the proponent and the nominees as provided in our Bylaws, to our Corporate Secretary no earlier than January 21, 2009 and no later than February 19,

2009. If the 2009 annual meeting date has been significantly advanced or delayed from the first anniversary of the date of the 2008 annual meeting, then notice of such intention must be given within 10 days after the first public disclosure of the date of the annual meeting in accordance with the procedures set forth in our Bylaws. With respect to an election to be held at a special meeting of shareholders, such notice must be given by the close of business on the seventh day following the date on which notice of such meeting is first given to shareholders. We may seek additional biographical and background information from any candidate that must be received on a timely basis to be considered by the Nominating/Corporate Governance Committee. The Nominating/Corporate Governance Committee's policy is to review the qualifications of candidates submitted for nomination by shareholders and evaluate them using the same criteria used to evaluate candidates submitted by the Board for nomination.

Communications With the Board

A person who wishes to communicate directly with our Board or with an individual director should send the communication, addressed to the Board or the individual director, to our executive offices at the address shown on the first page of this proxy statement and the communication will be forwarded to the director or directors to whom it is addressed.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all of our employees, executive officers and directors, including our chief executive officer, chief financial officer and principal accounting officer. The Code of Business Conduct and Ethics, as currently in effect (together with any amendments that may be adopted from time to time), is available on our website at www.itc-holdings.com through the "Corporate Governance" link on the "Investors" page or may be obtained in print from us upon request. In the future, to the extent any waiver is granted or amendment is made with respect to the Code of Business Conduct and Ethics that requires disclosure under applicable SEC rules, we intend to post information regarding such waiver or amendment on the "Corporate Governance" page of our website.

EXECUTIVE OFFICERS

Set forth below are the names, ages and titles of our executive officers.

Name	Age	Position
Joseph L. Welch	59	President, Chief Executive Officer and Treasurer
Edward M. Rahill	54	Senior Vice President — Finance and Chief Financial Officer
Linda H. Blair	38	Executive Vice President and Chief Business Officer
Jon E. Jipping	42	Executive Vice President and Chief Operating Officer
Daniel J. Oginsky	34	Vice President and General Counsel

Our executive officers serve as executive officers at the pleasure of the Board of Directors. Our current executive officers are described below.

Joseph L. Welch. Mr. Welch's background is described above under "Election of Directors — Nominees for Directors."

Edward M. Rahill. Mr. Rahill is Senior Vice President — Finance and Chief Financial Officer, and has responsibility for financial operations and reporting, including Treasury, Accounting, Tax and the Financial Planning and Analysis functions. In 2007, Mr. Rahill also assumed responsibility for our business development activities, including ITC Grid Development LLC and its subsidiaries. Mr. Rahill was Vice President — Finance and Chief Financial Officer since 2003 until being named Senior Vice President in February 2006. Prior to his current position, Mr. Rahill headed the Planning and Corporate Development functions for DTE Energy and its subsidiaries. He joined DTE Energy in 1999 as the Manager of Mergers, Acquisitions and Alliances. Mr. Rahill has over 22 years of experience in finance and accounting. Prior to joining DTE Energy, Mr. Rahill led the Corporate Development Function for Equitable Resources. He has also held various finance and accounting positions with Bell & Howell, Atlantic Richfield and Carborundum Corporation.

Linda H. Blair. Ms. Blair was named Executive Vice President and Chief Business Officer in June 2007. Ms. Blair is responsible for managing each of our regulated operating companies and the necessary business support functions, including regulatory strategy, federal and state legislative affairs, community government affairs, human resources, marketing and communications and information technology and facilities. Prior to this appointment, Ms. Blair was serving as our Senior Vice President — Business Strategy and was responsible for managing regulatory affairs, policy development, internal and external communications, community affairs and human resource functions. Ms. Blair was Vice President — Business Strategy from March 2003 until being named Senior Vice President in February 2006. From 2001 through February 2003, Ms. Blair was the Manager of Transmission Policy and Business Planning at ITCTransmission when it was a subsidiary of DTE Energy. Prior to this time, Ms. Blair was a supervisor in Detroit Edison's regulatory affairs department, where she developed and managed all regulatory relations and communications activities with the Michigan Public Service Commission and the Federal Energy Regulatory Commission, or FERC.

Jon E. Jipping. Jon E. Jipping was appointed in June 2007 to serve as our Executive Vice President and Chief Operating Officer. In this position, Mr. Jipping is responsible for transmission system planning, system operations, engineering and supply chain. Prior to this appointment, Mr. Jipping was serving as our Senior Vice President — Engineering and was responsible for transmission system design, project engineering and asset management. Mr. Jipping joined us as Director of Engineering in March 2003, was appointed Vice President — Engineering in 2005 and was named Senior Vice President in February 2006. Prior to joining ITCTransmission in 2003, Mr. Jipping was Manager of Business Systems & Applications in Detroit Edison's Service Center Organization, responsible for implementation and management of business applications across the distribution business unit. Mr. Jipping joined Detroit Edison in 1990 and held various positions of increasing responsibility in Transmission Operations and

Transmission Planning, including serving as Principal Engineer and Manager of Transmission Planning during the sale of ITCTransmission.

Daniel J. Oginsky. Mr. Oginsky has been Vice President and General Counsel since November 2004, and is responsible for our legal affairs and managing the legal department. From June 2002 until joining us in October 2004, Mr. Oginsky was an attorney with Dykema Gossett PLLC. At Dykema, Mr. Oginsky represented ITCTransmission and other energy clients, as well as telecommunications clients, on regulatory, administrative litigation, transactional, property tax and legislative matters. Mr. Oginsky practiced state regulatory law at Dickinson Wright PLLC in Lansing, Michigan from August 2001 to May 2002. From 1999 to 2001, Mr. Oginsky was an attorney with Sutherland Asbill & Brennan LLP in Washington, D.C., where he focused on FERC and state electric and natural gas matters on behalf of various energy clients.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis describes the elements of compensation for our chief executive officer, chief financial officer and each of the three other most highly compensated executive officers who were serving as such at December 31, 2007. We refer to these individuals collectively as the NEOs. The Compensation Committee of our Board establishes and reviews the compensation for the NEOs, while implementation and day-to-day administration of our compensation programs is performed by our employees.

Objectives of Compensation Program

The objective of our compensation program as a public company is to attract, retain, and motivate exceptional managers and employees, and to maintain the focus of those managers and employees on providing value to customers and shareholders by:

- performing best-in-class utility operations;
- improving reliability, reducing congestion, and facilitating access to generation resources; and
- utilizing our experience and skills to seek and identify opportunities to invest in needed transmission and optimize the value of those investments.

Our compensation program as a public company is designed to motivate and reward individual and corporate performance. Our compensation philosophy is to:

- Provide for flexibility in pay practices to recognize our unique position and growth proposition;
- Use a market-based pay program aligned with pay-for-performance objectives;
- Be competitive with the market in all pay elements relating to compensation for current services, while leveraging incentives where possible;
- Utilize market compensation studies to verify competitiveness and ensure continued competitiveness;
- Align long-term incentive awards with improvements in shareholder value;
- Provide benefits through flexible, cost-effective plans and maintain above-market benefits while taking into account business needs and affordability; and
- Provide other non-monetary awards to recognize and incentivize performance.

Exclusion of Pre-IPO Related Amounts from Normal Compensation Amounts

On July 26, 2005, we became a public company following our initial public offering, or the IPO. Certain dollar amounts, referred to as "Pre-IPO Related Amounts," are included in the Summary Compensation Table in this proxy statement. However, those amounts are legacy issues, which are tied to and result from NEOs' personal investments and assumed risks, and other arrangements, made while we were privately held. Accordingly, the Compensation Committee believes those legacy amounts should not be viewed as part of the NEOs' normal compensation for purposes of measuring against the objectives of our compensation program or for comparisons to public company executive compensation. The Compensation Committee believes that NEO compensation, excluding the Pre-IPO Related Amounts, is fair and reasonable as compared to peer company compensation and meets the objectives of our compensation program outlined above. Amounts that are Pre-IPO Related Amounts, and the compensation of the NEOs after exclusion of the Pre-IPO Related Amounts, are identified in footnote 1 to the Summary Compensation Table.

We began operations on February 28, 2003, following the acquisition of our first operating utility subsidiary, ITCTransmission, from DTE Energy. To motivate management to meet challenges and cause us to grow, we, at the direction of our controlling shareholder at the time, International Transmission Holdings Limited Partnership, or ITHLP, established an equity participation program under which each executive officer made personal equity investments in our common stock. Based on the number of shares purchased, we also made a grant of options to the executive. Certain executives, including the NEOs, also received grants of restricted stock. All of these purchases and grants were subject to five-year vesting and transfer restrictions.

In connection with the IPO in 2005, each executive also waived contractual rights to sell stock in the IPO. In exchange, the executives were granted options based on the number of shares each executive could have sold, but chose not to sell, in the IPO. Because these equity grants are tied to NEOs' personal investments and risks faced prior to the IPO, the value of option awards made before July 26, 2005 are not considered by the Compensation Committee to be part of normal NEO compensation. The dollar amounts included in the Option Awards column of the Summary Compensation Table that the Compensation Committee considers to be Pre-IPO Related Amounts, are identified in footnote 1 to the Summary Compensation Table.

In addition to the waiver of contractual rights to sell stock in the IPO, the Management Stockholder's Agreement for grants made by us prior to November 16, 2005 provides that a grantee of restricted stock or options under the 2003 Stock Purchase and Option Plan may sell shares of restricted stock and shares underlying then exercisable options in any offering conducted by ITHLP, notwithstanding other vesting requirements and transfer restrictions, pursuant to "piggyback" registration rights, as discussed further in the narrative following the Outstanding Equity Awards at Fiscal Year-End Table.

Under the ITC Holdings Corp. Executive Group Special Bonus Plan, or the Special Bonus Plan, the Compensation Committee is authorized to approve the crediting of special bonus amounts to plan participants and generally gives consideration to dividends paid, or expected to be paid, on our common stock. We adopted the Special Bonus Plan in June 2005 as a vehicle that could be used to keep whole the value of equity investments and grants that occurred prior to the IPO. In 2007, bonuses under the Special Bonus Plan were credited to NEOs once during each quarter. The amounts of the awards were equal to the approved per share quarterly dividend amount, multiplied by the number of our common shares underlying the options held by the NEO granted prior to the IPO. Effective November 12, 2007, the Special Bonus Plan was amended and restated in its entirety, to state that: (i) all previously awarded but unvested special bonus amounts under the Special Bonus Plan are considered vested as of such date; (ii) all such vested amounts shall be paid to the Special Bonus Plan participants as soon as practicable after such date, but in no event later than December 31, 2007; and (iii) any future special bonus amounts awarded under the Special Bonus Plan will be vested. These amendments eliminated the administrative burden associated with the credited but unpaid awards and also recognized the fact that the retention value associated with the plan was tied to the market value of the stock. The aggregate amount of Special Bonus Plan bonuses paid to each NEO in 2007 is set forth in footnote 2 to the Summary Compensation Table. While the Compensation Committee has approved payments under the Special Bonus Plan, the only participants in this plan are executives who were granted options during the pre-IPO period. Moreover, special bonus amounts have been paid only with respect to options granted before the IPO. The Compensation Committee also considers these amounts to be tied to the investments made and risks faced by our executive officers prior to the IPO. Accordingly, the Compensation Committee does not consider amounts awarded under the Special Bonus Plan to be part of normal NEO compensation. The Special Bonus Plan awards that the Compensation Committee considers to be Pre-IPO Related Amounts are identified in footnote 1 to the Summary Compensation Table.

Finally, for Mr. Welch, the Change in Pension Value & Non-Qualified Deferred Compensation Earnings column of the Summary Compensation Table includes amounts associated with the Management Supplemental Benefits Plan, or MSBP. Mr. Welch retired under DTE Energy's Management Supplemental Benefit Plan, though with lower benefits than he would have earned with additional service. In order to keep Mr. Welch whole, the Company agreed to establish its MSBP such that benefits would be calculated including service with DTE Energy, with the resulting amount offset by the benefits he is receiving from DTE Energy. The MSBP is described in detail in the Pension Benefits — Management Supplemental Benefits Plan section of this proxy statement following the Pension Benefits Table. The calculation of Mr. Welch's benefit under the MSBP is affected by including awards to him under the Special Bonus Plan prior to May 17, 2006, which are considered Pre-IPO Related Amounts as discussed above. The calculation also is affected by including awards to Mr. Welch under our former Dividend Equivalents Rights Plan, or DERP. The DERP was established in 2003 to keep whole the value of options that previously were granted to executives and key employees upon a return of capital to shareholders that we issued that year. Under the DERP, upon affecting a return of capital to shareholders, a cash amount (equal to the per share return of capital multiplied by the number of options held by each executive and key employee) was credited to a bookkeeping account maintained for each DERP participant. Those amounts previously held in bookkeeping accounts under the DERP were paid out to each DERP participant in 2005 upon the plan's termination. Similarly, because awards under the DERP are particularly tied to investments made and risks faced by our executive officers prior to the IPO, such awards also are considered to be Pre-IPO Related Amounts. Because awards under the Special Bonus Plan and DERP are Pre-IPO Related Amounts, the Compensation Committee does not include those amounts in the calculation of Mr. Welch's benefit under the MSBP for purposes of reviewing his normal compensation. The component of the Change in Pension Value & Non-Qualified Deferred Compensation Earnings for Mr. Welch, which the Compensation Committee considers Pre-IPO Related Amounts due to the exclusion of Special Bonus Plan and DERP awards from Mr. Welch's MSBP benefit calculation, is identified in footnote 1 to the Summary Compensation Table.

Review of Compensation Benchmarks and Relationship of Compensation Elements

The Compensation Committee has engaged in benchmarking total compensation paid to our executive officers. The benchmarking analysis compared the compensation of our executive officers, including the NEOs, to compensation paid to executives by a group of peer companies.

In August 2006, the Compensation Committee, through its former compensation consultant, Watson Wyatt Worldwide, benchmarked compensation paid to our executive officers, including the NEOs, at the 65th percentile of market for base salary and the 75th percentile for annual incentive compensation and long term incentive compensation among the peer companies listed below. The benchmarking study determined that compensation paid to our executive officers trailed both the market median and to a greater extent the 65th percentile of the market. The public company peer group consisted of the following entities:

Allete Inc.	National Fuel Gas Co.
American States Water Co.	Northwest Natural Gas Co.
Aqua America Inc.	Northwestern Corp.
Avista Corp.	Otter Tail Corp.
Black Hills Corp.	Questar Corp.
Cleco Corp.	South Jersey Industries Inc.
Copano Energy LLC	Southwestern Energy Co.
DPL Inc.	UGI Corp.
Duquesne Light Holdings Inc.	Unisource Energy Corp.
El Paso Electric Co.	Western Gas Resources Inc.

In June 2007, the Compensation Committee selected Hewitt as its new advisor on executive compensation issues. The Compensation Committee charged Hewitt with the responsibility for providing market data on all of the components of compensation, including salary, bonus, long-term incentives and total compensation, for select executive officers, including the NEOs. The Compensation Committee also engages Hewitt to provide market data and comments about the design of our executive compensation programs with respect to both market practice and the unique strategic goals of our business model. Hewitt is engaged by and reports to the Compensation Committee and, at the Compensation Committee's discretion, participates in its meetings and executive sessions. Executive compensation consulting is the only work that Hewitt performs for us.

During 2007, the Compensation Committee, through Hewitt, benchmarked compensation paid to our executive officers, including the NEOs, at the 50th and 65th percentiles of market for base salary and the 50th and 75th percentiles for annual incentive compensation and long term incentive compensation among the peer companies listed below. The new benchmarking study was undertaken in order to recognize the challenges we faced and the rapid growth we experienced, and the resulting higher performance expectations for the NEOs. The benchmarking study determined that total compensation paid to our executive officers (excluding the Pre-IPO Related Amounts) continued to trail the market median.

Because we are the only publicly traded company that exclusively owns stand-alone electricity transmission companies, the Compensation Committee for benchmarking purposes selected two different peer groups. The first group consists of electric, gas and water utility companies, as well as some companies from other industries, that are comparable to our current size and projected future size as measured by market capitalization, and is referred to below as the Size and Industry Peer Group. The second group, referred to as the High Performance Peer Group, was drawn from non-financial services companies in the Hewitt database with revenue below $4 billion that were in the 60th or higher percentile in both 5-year return on equity and 5-year compound annual growth in revenue. There are no utilities in the second group; rather the group was chosen to reflect our high growth and return profile. These two peer groups consisted of the following entities:

Size and Industry Peer Group	High Performance Peer Group
Allegheny Energy, Inc.	AGL Resources Inc.
Applied Industrial Technologies	Alberto-Culver Company
Black Hills Corporation	Allergan, Inc.
Brady Corporation	Alliant Techsystems Inc.
Cabot Oil & Gas Corporation	BJ Services Company
Cleco Corporation	Briggs & Stratton Corporation
Dynegy Inc.	C. R. Bard, Inc.
El Paso Electric Company	Cabot Oil & Gas Corporation
ESCO Technologies Inc.	Chicago Bridge and Iron Company
Forest Oil Corporation	Church & Dwight Company
Graco Inc.	Curtiss-Wright Corporation
IDACORP Inc.	Del Monte Foods Company
IHS Group	Donaldson Company, Inc.
Midwest Independent Transmission System Operator, Inc.	Ferrellgas Partners, L.P.
Milacron Inc.	Fiserv, Inc.
PacifiCorp	Graco Inc.
Plains Exploration & Production Company	Hot Topic
Portland General Electric Company	Mylan Laboratories Inc.
Powerwave Technologies, Inc.	Noble Energy, Inc.
Rollins Inc.	Pioneer Natural Resources Company
Stericycle, Inc.	
Thomas & Betts Corporation	
WGL Holdings Inc.	
Woodward Governor Company	

As part of the Compensation Committee's process, in addition to the benchmarking analysis, our chief executive officer reviews and examines market benchmark compensation, as well as individual responsibilities and performance, our compensation philosophy and other related information to determine the appropriate level of compensation for each of our NEOs. Our chief executive officer then makes recommendations to the Compensation Committee on any such compensation adjustments or revisions. In turn, the Compensation Committee considers and examines any such recommendations and consults with Hewitt to understand the impact and result of any such changes.

The Compensation Committee reviews and considers each element of compensation in making compensation determinations. The Compensation Committee has not determined that compensation elements are to be set according to a pre-set or formulaic mix. The Compensation Committee does generally review all elements of compensation together in measuring total compensation packages as part of its benchmarking analyses and in measuring compensation packages against the objectives of our compensation program.

Cash Components of Compensation

Base Salary. The base salary component of each NEO's annual cash compensation is based on the job responsibilities and individual contribution of each NEO and with reference to base salary levels of executives at peer companies.

On January 29, 2007, following the completion of the 2006 benchmarking analysis by Watson Wyatt Worldwide, the Compensation Committee made the following salary adjustments: Joseph L. Welch from $400,000 to $480,000; Edward M. Rahill from $210,000 to $250,000; Linda H. Blair from $184,000 to $264,000; Jon E. Jipping from $175,000 to $264,000; and Daniel J. Oginsky from $155,000 to $198,000. In making these salary adjustments, the Compensation Committee considered the performance of each individual, growth in his or her job responsibilities and the continued growth of the Company. In addition, the Compensation Committee also took into account the results of its benchmarking analysis, which showed that our executive officer salaries appreciably trailed benchmarked levels. The salary adjustments were made as part of a three year plan to phase in salary levels that place our executive officer salaries at benchmarked levels consistent with the objectives of our compensation program.

On August 15, 2007, after reviewing the benchmarking studies prepared by Hewitt, the Compensation Committee approved additional changes to Mr. Welch's compensation. Mr. Welch's base salary was increased to $580,000 and his 2007 restricted stock and option awards under the LTIP are targeted to have a total grant date value of $1.3 million. Previous awards were targeted to have a total grant date value equal to Mr. Welch's base salary. The changes were immediately effective.

Therefore, base salaries of our NEOs are as follows:

Name	Current Salary
Joseph L. Welch	$580,000
Edward M. Rahill	$250,000
Linda H. Blair	$264,000
Jon E. Jipping	$264,000
Daniel J. Oginsky	$198,000

Bonus Compensation. Annual bonus awards based on corporate performance goals are used to provide incentives for and reward contributions to our growth and success. Annual corporate performance bonuses awarded to NEOs for 2007 are listed in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table in this proxy statement, and are described below.

The corporate performance goals and targets approved by the Compensation Committee are based on key Company objectives: operational excellence and superior financial performance. The same corporate performance goals and targets generally are used in determining annual bonus compensation for all of our employees. The corporate performance goals and targets, accordingly, are designed to align the interests of customers, shareholders, management and all employees, and encourage teamwork and coordination among all of our executives and employees with a common focus on the growth and success of the Company. Target amounts for the corporate performance goals are determined based on long-term strategic plans, historical performance, expectations for future growth and desired improvement over time. Weights are assigned to each goal based on areas of focus during the year and difficulty in achieving target amounts. Weights are also assigned so that there is a balance between operational and financial goals.

Each year, the Compensation Committee approves our annual corporate performance bonus plan. As explained above, the annual bonus plan contains bonus goals, each individually weighted. Each goal operates independently, and there is not a range of acceptable performance for any goal. For example, if one goal is not achieved, there is no payout for that goal. We do not pay for achieving below-target performance on any goal, but we will pay for achievement of target performance on those goals that are achieved. The bonus goal targets are established to motivate employees towards operational excellence and superior financial performance. Corporate performance goal criteria approved by the Compensation Committee for 2007, and actual bonus results, were:

Goal	Rationale for Goal	Rationale for Target	Weight	2007 Goals Achieved
Safety as measured by lost time	Maintaining the safety of ITC employees and contractors is an ITC core value and is at the foundation of ITC's success.	Target remained the same as in 2006 despite increase in exposure due to increase in number of operating subsidiaries and resulting increase in employees and contractors.	5%	5%
Safety as measured by recordable incidents	Maintaining the safety of ITC employees and contractors is an ITC core value and is at the foundation of ITC's success.	Target remained the same as in 2006 despite increase in exposure due to increase in number of operating subsidiaries and resulting increase in employees and contractors.	5%	0%
ITCTransmission Outage frequency	Reducing and limiting system outages is critical to ensuring system reliability.	Target is adjusted each year to move company towards best-in-class system performance and encourage efforts such as root cause analysis to reduce the number of outages. 2006 outage performance was in the top decile of benchmarked companies, whereas the 2007 goal reflected best-in-class performance.	10%	0%
ITCTransmission Field Operation and Maintenance Plan	Performing necessary preventative maintenance is critical to ensuring system reliability.	Target is reflective of goal to catch up on historically deferred maintenance and also complete the normal maintenance schedule.	10%	10%
ITCTransmission Capital Project Plan	Performing necessary system upgrades is critical to ensuring system reliability, providing a robust transmission grid and delivering financial performance.	2007 ITCTransmission capital project plan was 41% larger than the 2006 plan and reflected increasingly more difficult to accomplish projects.	20%	20%
METC Capital Project Plan	Performing necessary system upgrades is critical to ensuring system reliability, providing a robust transmission grid and delivering financial performance.	2007 was ITC's first year operating METC's transmission system. There was uncertainty as to how much of the 2007 capital program could be accomplished.	10%	10%

Goal	Rationale for Goal	Rationale for Target	Weight	2007 Goals Achieved
METC Operation Control Room Transition	Taking over METC's transmission system operation was necessary to meet FERC's deadline for METC's independence and to ensure system reliability	2007 was ITC's first year operating METC's transmission system. ITC acquired METC in October 2006 and had only six months to complete the transition.	10%	10%
METC Field Operations Transition	Taking over METC's field operations was necessary to meet FERC's deadline for METC's independence and to ensure system reliability.	2007 was ITC's first year operating METC's transmission system. ITC acquired METC in October 2006 and had only six months to complete the transition.	10%	10%
General and Administrative and Non-field Operation and Maintenance expense	Controlling general and administrative expenses is an important part of controlling rates charged to transmission customers.	Target is set to realize synergies across multiple operating subsidiaries while reflecting staffing and other administrative needs in existing business as well as increases due to acquisition of METC.	10%	10%
EBITDA(1)	EBITDA is an important measure of the Company's current financial performance.	The 2007 EBITDA goal was 95% higher than 2006 actual performance.	10%	10%
Total			100%	85%

(1) We define EBITDA as net income *plus* income taxes, depreciation and amortization expense and interest expense; and *excluding* allowance for equity funds used during construction and certain other items not related to operating performance, such as loss on extinguishment of debt.

Additionally, to further motivate management to provide value to shareholders, a performance factor was added for fiscal year 2007, under which NEOs' annual bonus awards may be increased based on our total return to shareholders compared to the Dow Jones Utility Average Index companies. Based on our 2007 total return to shareholders, to the extent it was a positive number and ranked within the 50th to 100th percentile as compared to the companies that comprise the Dow Jones Utility Average Index, the performance factor to be applied to each NEO's annual bonus award was in the range of 1.2 to 2.0. Our 2007 total return to shareholders was 42% which ranked in the 94th percentile compared to the Dow Jones Utility Average Index companies. This ranking equated to a performance factor of 2.0.

Bonuses are based on target bonus amounts, which for each employee is a percentage of his or her base salary. The Compensation Committee considers each individual's job responsibilities and the results of its benchmarking analysis when determining target bonus levels. For 2007, target bonus levels were 125% of base salary for Mr. Welch and 100% of base salary for Ms. Blair and Messrs. Jipping, Oginsky and Rahill.

Based on the level at which the Company has achieved its bonus goals, bonuses are paid out to employees, at their target bonus levels according to the following formula:

Salary x Achievement of Corporate Goals (stated as a %) x Target Bonus (% of base salary) = Annual Bonus Amount

Based on the level at which the Company has achieved its bonus goals and the company's total return to shareholders compared to the Dow Jones Utility Average Index companies, bonuses are paid out to executives, including NEOs according to the following formula:

Salary x Achievement of Corporate Goals (stated as a %) x Target Bonus (% of base salary) x Performance Factor = Annual Bonus Amount

For fiscal year 2008, the Compensation Committee approved corporate performance goals for the annual bonus award similar to prior years' criteria, including the performance factor for NEOs.

On December 19, 2007, the Compensation Committee approved additional cash bonuses for substantially all employees, with the exception of Mr. Welch, in conjunction with the successful completion of the acquisition of the electric transmission assets of Interstate Power and Light Company, or the IPL assets, the integration of the IPL assets into the Company and the independent operation of the IPL assets. The total bonus award equaled the annual bonus award and is being paid in two equal installments. The first payment was made on December 31, 2007, in recognition of closing the acquisition. The second payment will be made upon successful integration of the IPL assets into the Company. Mr. Welch later received a bonus in the form of deferred stock units in connection with the acquisition of the IPL assets, as described below under "Equity-Based Grants."

On February 8, 2006, the Compensation Committee approved the Executive Cash Bonus Agreement between the Company and Mr. Oginsky to offer him additional financial incentive to provide continuing services to the Company in lieu of the equity-based compensation previously received by other executive officers. The agreement provides that Mr. Oginsky will receive a cash bonus in the amount of $120,000 on August 1 of each of the years 2006, 2007, 2008 and 2009. The bonus for any year will not be payable if Mr. Oginsky's employment has been terminated by him without "good reason" or by the Company for "cause" (each as defined in the Executive Cash Bonus Agreement) prior to August 1 of such year. If Mr. Oginsky's employment is otherwise terminated, he is entitled to receive all unpaid bonus payments in a lump sum within 15 days after termination.

Equity-Based Grants

On August 15, 2007, the Compensation Committee approved grants of restricted stock and stock options to employees, including the NEOs, under the LTIP. The primary purpose of the LTIP is to encourage equity ownership among our employees, non-employee directors and consultants in order to align their interests with those of shareholders. The LTIP is designed to enhance our ability to attract, motivate and retain qualified managers and employees, and encourage strong performance. It also is designed to motivate future growth through individual performance and, in turn, strong Company performance. The amounts and terms of grants made under the LTIP are described in the narrative following the Grants of Plan-Based Awards Table in this proxy statement.

Awards under the LTIP were determined in the following manner. A total value for the award for each grantee was determined based on a percentage of salary. For the NEOs, the awards were targeted to be 220% of base salary for Mr. Welch and 70% of base salary for other NEOs. The target award value was then weighted between grants of restricted stock and options. For the NEOs, the awards were weighted as 20% restricted stock and 80% options for Mr. Welch, and 30% restricted stock and 70% options for the other NEOs. In determining the amounts of grants under the LTIP and the manner in which awards were identified, the Compensation Committee relied on comparisons to peer company long-term incentive plan grants, as well as amounts that it believes will motivate performance to achieve continued growth in our value.

On February 18, 2008, the Compensation Committee approved a bonus for Mr. Welch in recognition of the Company's successful completion of the acquisition of the IPL assets in 2007. The amount of the bonus was $850,000, and will be paid in the form of 15,277 deferred stock units pursuant to the LTIP. The bonus was converted to units in accordance with the terms of the LTIP based on the closing price on February 15, 2008, the last trading date prior to the date of grant since there was no trading in our common stock on February 18, 2008. The deferred stock units will be paid in shares of our common stock in three equal annual installments beginning February 18, 2009 at the rate of one share per unit (subject to adjustment in accordance with the LTIP). Upon a change in control of the Company (as defined in the LTIP), the units will be immediately converted into the right to receive the number of shares of common stock for which units could then be settled and will be settled within 30 days of the change in control. All of Mr. Welch's rights to the units became vested immediately upon grant and are not subject to forfeiture upon termination of employment or any other event. Mr. Welch has no voting rights with respect to the shares underlying the units until the shares become issued and outstanding upon settlement of the units. He does, however, have dividend equivalent rights with respect to the units such that he will receive additional deferred stock units with a fair market value equal to the cash dividends he would have received on the shares underlying the deferred stock units he holds if such underlying shares of common stock had been outstanding on the record date for the dividend. The additional units will be settled in shares of our common stock at the same time as the units on which the dividend equivalents were received. The units are not transferable by Mr. Welch, but the shares issued upon each settlement date will be immediately transferable.

Pension Benefits

As is common in our industry and as established pursuant to our initial formation requirements pursuant to the acquisition agreement with DTE Energy for ITCTransmission, we maintain a tax-qualified defined benefit retirement plan for eligible employees, comprised of a traditional pension component and a cash balance component. All employees, including the NEOs, participate in either the traditional component or the cash balance component. We have also established two supplemental nonqualified, noncontributory retirement benefit plans for selected management employees: the MSBP, in which only Mr. Welch participates; and the Executive Supplemental Retirement Plan, or ESRP, in which all other NEOs participate. The plans provide for benefits that supplement those provided by our qualified defined benefit retirement plan. Benefits payable to the NEOs pursuant to the pension plan are set by the terms of that plan. The Compensation Committee exercises no regular discretionary authority in the determination of benefits. The pension plan may be modified, amended or terminated at any time, although no such action may reduce a NEO's earned benefits and, with regard to the MSBP, changes must generally be agreed to by Mr. Welch. See Pension Benefits in this proxy statement for information regarding participation by the NEOs in our pension plan as well as a description of the terms of the plans.

Effective January 1, 2007, the Savings and Investment Plan was amended to clarify the conditions and procedures pursuant to which additional contributions will be made for executives pursuant to the plan's executive defined contribution feature.

Benefits and Perquisites

The NEOs participate in a variety of benefits programs, which are designed to enable us to attract and retain our workforce in a competitive marketplace. These programs include our Savings and Investment Plan, which consists of a 401(k) component, a matching contribution component and a component that provides additional benefits for certain executives ("executive defined contribution plan").

Our NEOs are provided a limited number of perquisites in addition to benefits provided to our other employees. The purpose of these perquisites is to minimize distractions from the NEOs' attention to important Company initiatives, to facilitate their access to work functions and personnel, and to encourage interactions among NEOs and others within professional, business and local communities. NEOs are provided perquisites such as auto allowance, financial, estate and legal planning, income tax return preparation, annual physical, club memberships, personal liability insurance, and relocation assistance, as well as reimbursements for income taxes related to the inclusion of the value of the payment by the Company of these perquisites. Additionally, we own aircraft to facilitate the business travel schedules of our executives and other employees, particularly to locations that do not provide efficient commercial flight schedules. Mr. Welch and guests traveling with him are permitted to travel for personal business on our aircraft, with an annual limit on total incremental expense to the Company of $60,000 for such personal travel. In 2007, the Compensation Committee reviewed market data showing the prevalence of various perquisites in American industry. These perquisites are further discussed in footnote 6 to the Summary Compensation Table in this proxy statement.

Potential Severance Compensation

Pursuant to employment agreements with each NEO, each NEO is entitled to certain benefits and payments upon a termination of his or her employment. Benefits and payments to be provided vary based on the circumstances of the termination. The Compensation Committee believes it is important to provide this protection in order to ensure our NEOs will remain engaged and committed to us during an acquisition of the Company or other transition in management. See Employment Agreements and Potential Payments Upon Termination or Change in Control in this proxy statement for further detail on these employment agreements, including a discussion of the compensation to be provided upon termination or a change in control.

In addition to severance benefits identified in their employment agreements, NEOs are eligible to receive certain payments or benefits due to a termination of employment or change in control of the Company, which would be related to grants made under the 2003 Plan, the LTIP, or our benefits plans. The NEOs' eligibility for such payments or benefits are as identified in the descriptions of those plans in this proxy statement.

Deductibility of Executive Compensation

Section 162(m) of the Code restricts the deductibility of executive compensation paid to a company's chief executive officer and any of the four other most highly compensated executive officers at the end of any fiscal year to not more than $1,000,000 in annual compensation (including gain from the exercise of certain stock option grants). Certain performance-based compensation is exempt from this limitation if it complies with the various conditions described in Section 162(m). In general, our equity-based and incentive compensation plans are designed to cause compensation realized in connection with the plans to comply with these conditions and be exempt from the Section 162(m) restriction on deductibility, to the extent permissible.

Other components of our compensation program may result in payments from time to time that would be subject to the restriction on deductibility, but we do not believe the effect of the restriction on us is currently material or that further action to qualify compensation for deductibility is necessary at this time. It may be appropriate to exceed the limitations on deductibility under Section 162(m) to ensure that executive officers are compensated in a manner that is consistent with the best interests of us and our shareholders, and we reserve the authority to approve non-deductible compensation in appropriate circumstances. We continue to evaluate from time to time the advisability of qualifying future executive compensation programs for exemption from the Section 162(m) restriction on deductibility.

Stock Ownership Guidelines

In furtherance of our objective to align the interests of management with shareholders, effective August 16, 2006, the Compensation Committee adopted stock ownership guidelines applicable to executive officers. Under these guidelines, executive officers, including NEOs, must meet the applicable stock ownership guideline by the later of August 16, 2011 or the fifth anniversary of when the guidelines first become applicable to the individual. The guidelines require ownership of shares of our common stock valued at five times annual salary in the case of the chief executive officer, three times annual salary in the case of senior vice presidents and two times annual salary in the case of other executive officers. The Compensation Committee determined the ownership levels in reliance on comparisons to peer company stock ownership guideline policies. Shares issuable upon exercise of vested in-the-money stock options, shares (including shares of restricted stock) owned directly, shares owned through various employee benefit plans and shares previously owned by executives but placed in trust for family members count towards the ownership threshold. Stock ownership positions could be considered as a factor in promotion or succession decisions and failure to maintain the applicable minimum ownership threshold may result in payment of only a portion of annual incentives in our common stock or other action by the Compensation Committee. Restricted stock awards may not be sold after vesting unless the individual is in compliance with the applicable ownership guideline, subject to hardship exceptions approved by the chief executive officer (or by the Compensation Committee, in the case of an exception to be approved on behalf of the chief executive officer). The Compensation Committee may modify, amend, waive, suspend or rescind any aspect of the guidelines at any time. Each of the NEOs is in compliance at this time with the stock ownership guidelines.

Compensation Committee Report

The Compensation Committee has reviewed and discussed this Compensation Discussion and Analysis with management and, based on the review and discussions with management, has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

LEE C. STEWART EDWARD G. JEPSEN RICHARD D. MCLELLAN G. BENNETT STEWART

Summary Compensation

The following table provides a summary of compensation paid or accrued by the Company and its subsidiaries to or on behalf of the NEOs for services rendered by them during 2007 and 2006, as required by SEC rules and regulations. As stated in the Compensation Discussion and Analysis section of this proxy statement, the NEOs received certain amounts disclosed as compensation below but which are tied to and result from personal investments and assumed risks, and other arrangements, made while the Company was privately held (referred to throughout this proxy statement as Pre-IPO Related Amounts). Footnote 1 to this Summary Compensation Table identifies amounts considered by the Compensation Committee to be Pre-IPO Related Amounts, which the Compensation Committee does not consider part of NEOs' normal compensation. Footnote 1 also shows compensation paid to the NEOs in 2007 and 2006, excluding Pre-IPO Related Amounts, which the Compensation Committee considers NEOs' normal compensation.

Summary Compensation Table (1)

Name (a)	Year (b)	Salary ($) (c)	Bonus ($)(2) (d)	Stock Awards ($)(3) (e)	Option Awards ($)(3) (f)	Non-Equity Incentive Plan Compensation ($)(4) (g)	Change in Pension Value & Non-qualified Deferred Compensation Earnings ($)(5) (h)	All Other Compensation ($)(6) (i)	Total ($) (j)
Joseph L. Welch, President, CEO, Treasurer & Director	2007	$512,231	$1,569,810	$40,866	$412,276	$1,232,500	$1,030,663	$90,007	$4,888,353
	2006	$389,404	$ 992,705	$ 8,000	$748,576	$ 400,000	$1,566,826	$73,415	$4,178,926
Edward M. Rahill, SVP, Finance & CFO	2007	$247,116	$ 457,104	$13,192	$ 64,571	$ 425,000	$ 87,223	$57,602	$1,351,808
	2006	$206,962	$ 218,332	$ 3,674	$124,082	$ 168,000	$ 65,192	$53,789	$ 840,031
Linda H. Blair, EVP & CBO	2007	$257,275	$ 455,640	$12,330	$ 74,091	$ 448,800	$ 41,069	$53,451	$1,342,656
	2006	$180,394	$ 205,451	$ 3,212	$130,667	$ 146,800	$ 34,651	$44,666	$ 745,841
Jon E. Jipping, EVP & COO	2007	$256,458	$ 283,918	$11,973	$ 46,432	$ 448,800	$ 56,190	$49,293	$1,153,064
	2006	$165,865	$ 122,725	$ 3,064	$ 67,657	$ 140,000	$ 37,108	$35,877	$ 572,296
Daniel J. Oginsky, VP & General Counsel	2007	$194,627	$ 368,814	$ 8,546	$ 35,159	$ 336,600	$ 28,434	$40,059	$1,012,239
	2006	$147,692	$ 240,240	$ 2,324	$112,044	$ 62,000	$ 33,024	$16,180	$ 613,504

(1) As described more fully in the Compensation Discussion and Analysis — Exclusion of Pre-IPO Related Amounts from Normal Compensation Amounts section of this proxy statement, certain compensation amounts disclosed in this table include amounts that are tied to and result from personal investments and arrangements made when the Company initiated its operations and prior to becoming a public company (the Pre-IPO Related Amounts). The arrangements continue to be in effect in 2007 and produce amounts and values that are treated as legacy amounts from the pre-IPO period. The following two tables show, first, a breakdown of the Pre-IPO Related Amounts and, second, compensation for NEOs after excluding the Pre-IPO Related Amounts.

Pre-IPO Related Amounts

Name	Year	Bonus ($)	Option Awards ($)	Change in Pension Value & Non-qualified Deferred Compensation Earnings ($)	Total ($)
Joseph L. Welch	2007	$1,569,810	$193,361	$279,853	$2,043,024
	2006	$ 992,705	$193,361	$829,134	$2,015,200
Edward M. Rahill	2007	$ 350,853	$ 24,886	—	$ 375,739
	2006	$ 168,332	$ 24,886	—	$ 193,218
Linda H. Blair	2007	$ 343,440	$ 36,654	—	$ 380,094
	2006	$ 165,451	$ 36,654	—	$ 202,105
Jon E. Jipping	2007	$ 171,718	$ 18,327	—	$ 190,045
	2006	$ 82,725	$ 18,327	—	$ 101,052
Daniel J. Oginsky	2007	$ 164,664	—	—	$ 164,664
	2006	$ 70,240	—	—	$ 70,240

Compensation After Excluding Pre-IPO Related Amounts

Name	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value & Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Joseph L. Welch	2007	$512,231	—	$40,866	$218,915	$1,232,500	$750,810	$90,007	$2,845,329
	2006	$389,404	—	$ 8,000	$555,215	$ 400,000	$737,692	$73,415	$2,163,726
Edward M. Rahill	2007	$247,116	$106,251	$13,192	$ 39,685	$ 425,000	$ 87,223	$57,602	$ 976,069
	2006	$206,962	$ 50,000	$ 3,674	$ 99,196	$ 168,000	$ 65,192	$53,789	$ 646,813
Linda H. Blair	2007	$257,275	$112,200	$12,330	$ 37,437	$ 448,800	$ 41,069	$53,451	$ 962,562
	2006	$180,394	$ 40,000	$ 3,212	$ 94,013	$ 146,800	$ 34,651	$44,666	$ 543,736
Jon E. Jipping	2007	$256,458	$112,200	$11,973	$ 28,105	$ 448,800	$ 56,190	$49,293	$ 963,019
	2006	$165,865	$ 40,000	$ 3,064	$ 49,330	$ 140,000	$ 37,108	$35,877	$ 471,244
Daniel J. Oginsky	2007	$194,627	$204,150	$ 8,546	$ 35,159	$ 336,600	$ 28,434	$40,059	$ 847,575
	2006	$147,692	$170,000	$ 2,324	$112,044	$ 62,000	$ 33,024	$16,180	$ 543,264

(2) The compensation amounts reported in this column reflect special bonus awards under the Special Bonus Plan. Such bonuses are awarded at the sole discretion of the Compensation Committee. Special bonuses awarded by the Compensation Committee to date have been equal to per share dividend amounts paid by the Company multiplied by the number of options granted in 2003 and 2005 that continue to be held by plan participants. Special bonuses awarded under the Special Bonus Plan in 2006 include a vested portion paid directly to the executive and an unvested portion that was held in an account for the executive. The November 2007 amendments to the Special Bonus Plan provided that all previously awarded but unvested special bonus amounts would be immediately vested and paid, and that any future special bonus amounts awarded would be vested and paid at the time of the award. Both vested and unvested amounts are reflected in the year earned without regard to vesting. In addition to the Special Bonus Plan awards, NEOs other than Mr. Welch received a discretionary bonus in recognition of the integral role they played in the successful acquisition and integration of METC during 2006 and the successful acquisition of the IPL assets during 2007. Mr. Oginsky's bonus pursuant to the Executive Cash Bonus Agreement is also included for both 2007 and 2006. Each of these bonuses is set forth in the following table under Other Bonuses:

Name	Year	Special Bonus Vested ($)	Special Bonus Unvested ($)	Other Bonuses ($)	Total Bonus ($)
Joseph L. Welch	2007	$1,569,810	—	—	$1,569,810
	2006	$ 682,295	$310,410	—	$ 992,705
Edward M. Rahill	2007	$ 350,854	—	$106,250	$ 457,104
	2006	$ 70,884	$ 97,448	$ 50,000	$ 218,332
Linda H. Blair	2007	$ 343,440	—	$112,200	$ 455,640
	2006	$ 70,589	$ 94,862	$ 40,000	$ 205,451
Jon E. Jipping	2007	$ 171,718	—	$112,200	$ 283,918
	2006	$ 35,296	$ 47,429	$ 40,000	$ 122,725
Daniel J. Oginsky	2007	$ 164,664	—	$204,150	$ 368,814
	2006	$ 17,022	$ 53,218	$170,000	$ 240,240

(3) The amounts reported in this column represent amounts that have been amortized in our 2007 and 2006 financial statements in connection with stock option and restricted stock awards previously granted to the NEOs under the LTIP and our 2003 Stock Purchase and Option Plan for Key Employees, which excludes any forfeiture reserves recorded for these awards. Awards are grant date values amortized over the requisite vesting period (five years for stock options and restricted stock). The amounts are based on the grant date fair value of the award pursuant to Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123R ("FAS 123R"). The grant date present value of the stock options was determined in accordance with FAS 123R using a Black-Scholes option pricing model. The options have a term of 10 years from date of grant, with a remaining future life of 9.6 years for 2007 grants and 8.6 years for 2006 grants. Weighted average assumption used in the valuation of the 2007 options include an expected volatility of 21.3%, a risk-free interest rate of 4.47%, an expected life of 6 years, an expected dividend yield of 2.71%, and an underlying share price of $42.82 per share. The 2007 restricted stock awards are recorded at fair value at the date of grant, which is equivalent to the underlying share price of $42.82 per share. Weighted average assumption used in the valuation of the 2006 options include an expected volatility of 22.2%, a risk-free interest rate of 4.82%, an expected life of 6.0 years, an expected dividend yield of 3.33%, and an underlying share price of $33.00 per share. The 2006 restricted stock awards are recorded at fair value at the date of grant, which is equivalent to the underlying share price of $33.00 per share.

(4) The amounts reported in this column reflect cash awards tied to the achievement of annual Company performance goals under our bonus plan in effect for each of 2007 and 2006. Each year, the Compensation Committee sets the targets for bonuses as well as the appropriate financial and operational metrics. For 2006, the Committee selected earnings before interest, taxes, depreciation and amortization; capital project plan, safety, outage frequency and field and non-field O&M. For 2007, the Committee added priority maintenance activities to the above list. Actual payouts ranged between 100% and 125%, times the performance factor of 2.0, for 2007 and between 80% and 100% of base salary for 2006.

(5) All amounts reported in this column pertain to the tax-qualified defined benefit pension plan and two supplemental nonqualified, noncontributory retirement plans maintained by the Company. None of the income on nonqualified deferred compensation was above-market or preferential.

(6) All Other Compensation includes amounts for auto allowance, financial, estate and legal planning, income tax return preparation, annual physical, club memberships, personal liability insurance, relocation assistance, personal use of company aircraft (for Mr. Welch only), and for other benefits such as Company contributions on behalf of the NEOs pursuant to the 401(k) and executive defined contribution plan components of the Savings and Investment Plan, as well as reimbursements for income taxes related to the inclusion of the value of the payment by the Company of these perquisites. Perquisites have been valued for purposes of these tables on the basis of the aggregate incremental cost to the Company. These benefits and perquisites for 2007 and 2006 are itemized in the table below as required by applicable SEC rules.

Name	Year	401(k) Match	Executive Defined Contribution Plan — Employer Contribution	Tax Reimbursements	Other Benefits	Total
Joseph L. Welch	2007	$13,500	$11,303	$11,147	$54,057	$90,007
	2006	$13,200	$15,800	$ 9,469	$34,946	$73,415
Edward M. Rahill	2007	$13,500	$11,303	$ 7,879	$24,920	$57,602
	2006	$13,200	$15,800	$ 4,570	$20,219	$53,789
Linda H. Blair	2007	$12,250	$11,303	$ 6,699	$23,199	$53,451
	2006	$11,900	—	$ 7,780	$24,986	$44,666
Jon E. Jipping	2007	$12,250	$11,303	$ 4,765	$20,975	$49,293
	2006	$11,900	—	$ 4,035	$19,942	$35,877
Daniel J. Oginsky	2007	$12,250	$11,303	$ 3,756	$12,750	$40,059
	2006	$ 4,292	—	$ 1,457	$10,430	$16,179

Grants of Plan-Based Awards

The following table sets forth information concerning each grant of an award made to a NEO during 2007.

Grants of Plan-Based Awards Table

Name (a)	Grant Date (b)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#) (i)	All Other Option Awards: Number of Securities Underlying Options(#) (j)	Exercise or Base Price of Option Awards ($/Sh) (k)	Grant Date Fair Value of Stock and Option Awards ($)(2) (l)
		Threshold ($) (c)	Target ($)(1) (d)	Maximum ($)(1) (e)				
Joseph L. Welch	8/15/2007	—	—	—	6,072	80,959	$42.82	$995,200
		—	$725,000	$1,450,000	—	—	—	—
Edward M. Rahill	8/15/2007	—	—	—	1,226	9,536	$42.82	$139,095
		—	$250,000	$ 500,000	—	—	—	—
Linda H. Blair	8/15/2007	—	—	—	1,295	10,070	$42.82	$146,899
		—	$264,000	$ 528,000	—	—	—	—
Jon E. Jipping	8/15/2007	—	—	—	1,295	10,070	$42.82	$146,899
		—	$264,000	$ 528,000	—	—	—	—
Daniel J. Oginsky	8/15/2007	—	—	—	832	6,474	$42.82	$ 94,417
		—	$198,000	$ 396,000	—	—	—	—

(1) The compensation reported reflects the annual cash awards tied to the achievement of annual Company performance goals under our 2007 bonus plan. The target payout for 2007 was set at 125% of base salary for Mr. Welch and 100% of base salary for the other NEOs. Additionally, a performance factor was added for fiscal year 2007, under which NEOs' annual bonus awards could be increased based on our total return to shareholders compared to the Dow Jones Utility Average Index. The actual bonus payments earned were based on an achievement of bonus targets of 85% and the performance factor of 2.0. Actual dollar amounts are disclosed and reported in the Summary Compensation Table as Non-Equity Incentive Plan Compensation. Plan awards were earned in 2007 and paid in February 2008. For more information regarding the corporate goals for 2007, see Compensation Discussion and Analysis — Cash Components of Compensation — Bonus Compensation in this proxy statement.

(2) Grant Date Fair Value consists of stock options and restricted stock awarded under the LTIP with a grant date of August 15, 2007. Stock options vest 20% on August 15 of each year over a five year period beginning August 15, 2008. Grant date present value of the stock options was determined in accordance with FAS 123R using a Black-Scholes option pricing model. The options have a term of 10 years from date of grant, with a remaining

future life of 9.6 years. Weighted average assumptions used in the valuation of the options include an expected volatility of 21.3%, a risk-free interest rate of 4.47%, an expected life of 6 years, an expected dividend yield of 2.71%, and an underlying share price of $42.82 per share. The restricted stock awards are recorded at fair value at the date of grant, which is equivalent to the underlying share price of $42.82 per share.

The Compensation Committee may grant stock options, restricted stock, restricted stock units and performance based awards in the form of equity or cash under the LTIP with the terms of each award set forth in a written agreement with the recipient. Grants made in 2007 to the NEOs under the LTIP were made pursuant to terms stated in a restricted stock award agreement and an option agreement.

The restricted stock award agreements provide that, so long as the grantee remains employed by us, the restricted stock fully vests upon the earlier of (i) the fifth anniversary of the grant date, (ii) the grantee's death or permanent disability, or (iii) a "change in control" (as defined in the LTIP). If the grantee's employment is terminated for any reason other than death or disability prior to the restricted stock becoming fully vested, the grantee forfeits the restricted stock, unless otherwise determined by the Compensation Committee. The restricted stock agreement also provides that restricted stock issued to the grantee may not be transferred by the grantee in any manner prior to vesting. Grantees otherwise have all rights of holders of our common stock, including voting rights and the right to receive dividends.

The option agreements provide that the options become exercisable in five equal annual installments beginning on the one year anniversary of the grant date so long as the grantee remains employed by us. The options become fully exercisable immediately upon (i) the grantee's death or permanent disability or (ii) upon a "change in control" (as defined in the LTIP). The Compensation Committee has the right to accelerate vesting or extend the time for exercise. The exercise price of the options is the fair market value per share of our common stock on the grant date. The grantee may pay the exercise price in cash, with previously acquired shares that have been held at least six months or pursuant to a broker-assisted cashless exercise method. The stock options will expire 10 years after the grant date and will immediately terminate to the extent not yet exercisable if the grantee's employment with us is terminated for any reason other than death or disability. If the grantee's employment is terminated other than due to death or disability on or after the date the options first become exercisable, then the grantee has the right to exercise the option for three months after termination of employment to the extent exercisable on the date of termination. If the grantee's employment terminates due to death or disability, the grantee or the grantee's estate has the right to exercise the option at any time during the remaining term to the extent it was not previously exercised. The option agreement also provides that options issued to the grantee may not be transferred by the grantee except pursuant to a will or the applicable laws of descent and distribution or transfers to which the Compensation Committee has given prior written consent. Until the issuance of shares of stock pursuant to the exercise of stock options, holders of stock options granted under the option agreement have no rights of holders of our common stock.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information with respect to unexercised options and shares of stock that have not vested as of the end of 2007 held by the NEOs.

Outstanding Equity Awards at Fiscal Year-End Table

Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable(1) (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable(1) (c)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (2) (h)
Joseph L. Welch	481,421	120,357	$ 7.48	2/28/2013	—	—
	128,667	193,002	$23.00	7/25/2015	—	—
	7,757	31,031	$33.00	8/16/2016	—	—
	—	80,959	$42.82	8/15/2017	—	—
					2,909(3)	$164,126
					6,072(4)	$342,582
Edward M. Rahill	80,236	20,060	$ 7.48	2/9/2014	—	—
	22,516	33,776	$23.00	7/25/2015	—	—
	2,078	8,316	$33.00	8/16/2016	—	—
	—	9,536	$42.82	8/15/2017	—	—
					1,336(3)	$ 75,377
					1,226(4)	$ 69,171
Linda H. Blair	80,236	20,060	$ 7.48	4/15/2013	—	—
	21,444	32,168	$23.00	7/25/2015	—	—
	1,816	7,266	$33.00	8/16/2016	—	—
	—	10,070	$42.82	8/15/2017	—	—
					1,168(3)	$ 65,899
					1,295(4)	$ 73,064
Jon E. Jipping	40,118	10,030	$ 7.48	4/15/2013	—	—
	10,722	16,084	$23.00	7/25/2015	—	—
	1,732	6,930	$33.00	8/16/2016	—	—
	—	10,070	$42.82	8/15/2017	—	—
					1,114(3)	$ 62,852
					1,295(4)	$ 73,064
Daniel J. Oginsky	35,283	30,056	$23.00	7/25/2015		
	1,315	5,261	$33.00	8/16/2016	—	—
	—	6,474	$42.82	8/15/2017	—	—
					845(3)	$ 47,675
					832(4)	$ 46,941

(1) Each option has a ten year life. With the exception of options granted to Mr. Oginsky on July 25, 2005, all options vest in five equal annual installments, beginning on the first anniversary of the grant date. Of the options granted to Mr. Oginsky on July 25, 2005, 14% vested immediately, with 20% vesting on the first four anniversaries of the grant date and the remaining unvested options vesting on the fifth anniversary of the grant date.

(2) Value was determined by multiplying the number of shares that have not vested by the closing price of our common stock as of December 31, 2007 ($56.42 per share).

(3) The outstanding shares of restricted stock vest five years after the date of the grant, which was August 16, 2006.

(4) The outstanding shares of restricted stock vest five years after the date of the grant, which was August 15, 2007.

Equity grants made to NEOs in 2007 were made pursuant to the LTIP. The terms of these grants are described above in the narrative discussion accompanying the Grants of Plan-Based Awards Table.

Prior to 2006, we awarded equity-based compensation under the 2003 Stock Purchase and Option Plan, which was established in 2003 and amended in 2005, with approval of our shareholders. The plan provides for the granting of equity awards, which have consisted of the right to purchase shares of common stock as well as the right to receive grants of restricted common stock and options to purchase shares of common stock. The Compensation Committee administers the plan.

Restricted stock granted under the 2003 Stock Purchase and Option Plan is granted pursuant to a Management Stockholder's Agreement and a restricted stock award agreement. Under those agreements, the restricted stock grants generally vest five years after the date of grant, assuming the grantee continues to be employed by us or any of our subsidiaries during such time. Restricted stock becomes 100% vested immediately upon a change of ownership of the Company (as defined in the 2003 Stock Purchase and Option Plan). In addition, restricted stock will become vested upon termination of the recipient's employment with us if termination is by the Company without cause or by the recipient for good reason (as such terms are defined in the restricted stock award agreements). However, if the recipient's employment is terminated due to the recipient's death or permanent disability (as defined in the restricted stock award agreements), any unvested restricted stock will only become vested in increments of 20% of such stock in respect of each anniversary of the date of the grant on which the recipient was employed by us prior to his or her death or permanent disability. Certain executive officers have restricted stock award agreements which provide for unvested restricted stock to become 100% vested if his or her employment is terminated due to death or permanent disability. If the recipient's employment is terminated by the Company for cause or by the recipient without good reason, any unvested restricted shares will be forfeited.

Options granted under the 2003 Stock Purchase and Option Plan are granted pursuant to a Management Stockholder's Agreement and a stock option agreement. The options generally vest and become exercisable at the rate of 20% per year over five years beginning one year after grant, assuming the recipient of the option continues to be employed during such time by us or any of our subsidiaries, and expire on the tenth anniversary of the date of the grant. In addition, the options automatically become exercisable immediately prior to a change of ownership of the Company (as defined in the 2003 Stock Purchase and Option Plan) as to 100% of the shares subject to the option. The options expire earlier in the event of the termination of the option holder's employment, certain change in ownership events, or a termination of the option pursuant to the Management Stockholder's Agreement.

In addition to the vesting terms described above, pursuant to "piggyback" rights, the Management Stockholder's Agreement (for grants made by us prior to November 16, 2005) provides that a grantee of restricted stock or options under the 2003 Stock Purchase and Option Plan may sell shares of restricted stock and shares underlying then exercisable options in an offering conducted by ITHLP, notwithstanding other vesting requirements and transfer restrictions.

ITHLP elected to sell shares in a secondary offering with the IPO in 2005. At that time, each of the NEOs waived his or her right to exercise "piggyback" rights, and in exchange received a grant of options on July 25, 2005 under the 2003 Stock Purchase and Option Plan. The options granted to each NEO at that time expire in July 2015 and are listed in the Outstanding Equity Awards at Fiscal Year-End Table.

In 2006, ITHLP again elected to sell shares in a secondary offering as part of the Company's equity offering that closed on October 10, 2006. At that time, in exchange for waiving "piggyback" rights, certain restricted shares held by Ms. Blair and Mr. Jipping vested.

In February 2007, ITHLP elected to sell its remaining shares in a secondary offering. At that time, in exchange for waiving "piggyback" rights, certain restricted shares held by Ms. Blair and Mr. Jipping vested. The shares that vested at that time are listed in the Option Exercises and Stock Vested Table in this proxy statement.

The Management Stockholder's Agreement contains certain additional provisions that are binding on the parties, including the NEOs. We may repurchase common stock and exercisable options to purchase our common stock subject to the Management Stockholder's Agreement held by a NEO upon the termination of that NEO's employment with the Company if the termination occurs prior to the fifth anniversary of our IPO at various repurchase prices that are equal to or less than the fair market value per share of the common stock being repurchased. In addition, each NEO is generally prohibited from effecting any public sale or distribution of shares of common stock not covered by a registration statement within the period between seven days before and 180 days after, the effective date of a registration statement (or, if later, the date of the public offering pursuant to the registration statement) in connection with a public offering of capital stock of the Company with respect to shares covered by the Management Stockholder's Agreement. For so long as the NEO is employed by us and for a period of one year thereafter, the NEO is subject to covenants not to be engaged in or have financial interest in any business which competes with any business of the Company; or solicit our customers or clients to terminate their relationship with us or otherwise compete with any business of the Company; or solicit or offer employment to any person who has been employed by us at any time during the 12 months immediately preceding the termination of the NEO's employment. Also, the NEO may not disclose or use at any time any confidential information pertaining to the business of the Company, except when required to perform his or her duties to the Company, by law or judicial process.

Option Exercises and Stock Vested

The following table provides information with respect to options exercised by the NEOs during 2007 and shares of restricted stock held by the NEOs that have vested as of the end of 2007.

Option Exercises and Stock Vested Table

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
Joseph L. Welch	—	—	—	—
Edward M. Rahill	—	—	—	—
Linda H. Blair(1)	—	—	4,291	$188,804
Jon E. Jipping(1)	—	—	1,019	$ 44,836
Daniel J. Oginsky				

(1) Restricted stock vesting reflects the value realized based upon the closing price of our common stock as of February 12, 2007 ($44.00 per share). Vesting occurred in connection with the waiver of "piggyback" registration rights the holders had with respect to the registration of our common stock in February 2007.

Pension Benefits

The following table provides information with respect to each pension benefit plan that provides for payments or other benefits at, following or in connection with retirement. Those plans are the International Transmission Company Retirement Plan (the "Qualified Plan"), the MSBP and the ESRP.

Pension Benefits Table

Name (a)	Plan Name (b)	Number of Years Credited Service (#)(1) (c)	Estimated Present Value of Accumulated Benefit ($)(2) (d)
Joseph L. Welch	Cash Balance Component	4.83	$ 75,043
	Special Annuity Credit	4.83	$ 583,848
	Total Qualified Plan		**$ 658,891**
	MSBP	36.92	**$5,818,104**
Edward M. Rahill	Traditional Component	8.83	$ 219,743
	ESRP Shift	4.83	$ 77,264
	Total Qualified Plan		**$ 297,007**
	ESRP	4.83	**$ 79,327**
Linda H. Blair	Cash Balance Component	13.58	$ 79,153
	ESRP Shift	4.83	$ 19,026
	Total Qualified Plan		**$ 98,179**
	ESRP	4.83	**$ 95,037**
Jon E. Jipping	Traditional Component	17.00	$ 160,718
	Total Qualified Plan		**$ 160,718**
	ESRP	2.17	**$ 64,392**
Daniel J. Oginsky	Cash Balance Component	3.17	$ 37,548
	Total Qualified Plan		$ 37,548
	ESRP	3.17	**$ 62,640**

(1) Credited service is estimated as of December 31, 2007 and represents the service reflected in the determination of benefits. For determining vesting, service with DTE Energy is counted for all plans shown in the table except for the ESRP, as explained below.

For the NEOs other than Messrs. Welch and Oginsky, the credited service for the traditional and cash balance components of the Qualified Plan include service with DTE Energy. The Company began operations on February 28, 2003, following its acquisition of ITCTransmission from DTE Energy. As of that date, the benefits from DTE Energy's qualified plan that had accrued, as well as the associated assets from DTE Energy's pension trust, were transferred to the Company's plan. Therefore, even though DTE Energy service is included in determining the benefits under the traditional and cash balance components of the Qualified Plan, the benefits associated with this additional service do not represent a benefit augmentation, but rather a transfer of benefit liability and associated assets from DTE Energy's qualified plan to the Qualified Plan. With respect to the ESRP and the ESRP shift component of the Qualified Plan, credited service includes Company service only for the period during which the NEO was an ESRP participant.

Mr. Welch's credited service for the Qualified Plan only includes service with the Company because he retired under DTE Energy's qualified plan concurrent with commencing employment with the Company. As a result, unlike the other NEOs, his benefits under DTE Energy's qualified plan were not transferred to the Qualified Plan. Mr. Welch also retired under DTE Energy's Management Supplemental Benefit Plan, though with lower benefits than he would have earned with additional service. In order to keep Mr. Welch whole, the Company agreed to establish its MSBP such that benefits would be calculated including service with DTE Energy, with the resulting amount offset by the benefits he is receiving from DTE Energy. We estimate that $3.5 million of the Estimated Present Value of Accumulated Benefit is the value of the augmentation of benefits resulting from including Mr. Welch's 32 years of service with DTE Energy. This estimate excludes the impact of Pre-IPO Related Amounts. Including Pre-IPO Related Amounts in the calculation of Mr. Welch's MSBP benefit resulted in an estimated benefit augmentation of an additional $2.0 million.

(2) The "Estimated Present Value of Accumulated Benefit" is the estimated lump-sum equivalent value measured as of September 30, 2007 (the "measurement date" used for financial accounting purposes) of the benefit that was earned as of that date. Certain benefits are payable as an annuity only, not as a lump sum, and/or may not be payable for several years in the future. The values reflected are based on several assumptions. The date at which the present values were estimated was September 30, 2007, which was the date as of which calculations were performed for financial accounting purposes. The rate at which future expected benefit payments were discounted in calculating present values was 6.19%, the same rate used for fiscal year 2007 financial accounting. The future annual earnings rate on account balances under the cash balance and ESRP shift components of the Qualified Plan, and for ESRP benefits, was assumed to be 5.0%.

We assumed no NEOs would die or become disabled prior to retirement, or terminate employment with us prior to becoming eligible for benefits unreduced for early retirement. The assumed retirement age for each executive was generally the earliest age at which benefits unreduced for early retirement were available under the respective plans. For the traditional component of the defined benefit plan, that age is the earlier of (1) age 58 with 30 years of service (including service with DTE Energy), or (2) age 60 with 15 years of service. For consistency, we generally use the same assumed retirement commencement age for other benefits, including benefits expressed as an account value where the concept of benefit reductions for early retirement is not meaningful. The assumed retirement benefit commencement ages for the respective NEOs were as follows:

- Mr. Welch: Age 60 for MSBP benefits, age 58 for Qualified Plan benefits
- Mr. Rahill: Age 60
- Ms. Blair: Age 58
- Mr. Jipping: Age 58
- Mr. Oginsky: Age 58

Post-retirement mortality was assumed to be in accordance with the RP-2000 table projected for future mortality improvements to 2010 using Scale AA. Benefits under the traditional component of the Qualified Plan were assumed to be paid as a monthly annuity payable for the lifetime of the employee. Under the MSBP, benefits are payable for Mr. Welch's life with a minimum payment period of 15 years guaranteed. For all other benefits, payment was assumed to be as a single lump sum, although other actuarially equivalent forms are available.

We maintain one tax-qualified noncontributory defined benefit pension plan and two supplemental non-qualified, noncontributory defined benefit retirement plans. First, we maintain the Qualified Plan, which provides funded, tax-qualified benefits up to the limits on compensation and benefits under the Internal Revenue Code. Generally, all of our salaried employees, including the NEOs, are eligible to participate.

Second, we maintain the MSBP, in which Mr. Welch is the only participant. The MSBP provides additional retirement benefits that are not tax-qualified.

Third, we maintain the ESRP, in which Ms. Blair and Messrs. Rahill, Jipping and Oginsky participate. The ESRP provides additional retirement benefits which are not tax qualified.

The following describes the Qualified Plan, the MSBP, and the ESRP, and pension benefits provided to the NEOs under those plans.

Qualified Plan

There are two primary retirement benefit components of the Qualified Plan. Each NEO earns benefits from the Company under only one of these primary components.

Because our first operating utility subsidiary was acquired from DTE Energy, a component of the Qualified Plan bears relation to the DTE Energy Corporation Retirement Plan (the "DTE Plan"). Generally, persons who were participants in the "traditional component" of the DTE Plan as of February 28, 2003 (the date ITCTransmission was acquired from DTE Energy) earn benefits under the traditional component of our Qualified Plan. All other participants earn benefits under the cash balance component. Mr. Welch began receiving retirement benefits under the traditional component of the DTE Plan before beginning his employment with us, and is earning benefits under the cash balance component of the Qualified Plan. In addition to the traditional and cash balance components, Mr. Welch earns a special annuity credit described below, and Mr. Rahill and Ms. Blair, have benefits under the ESRP shift, also described below.

Benefits under the Qualified Plan are funded by an irrevocable tax-exempt trust. A NEO's benefit under the Qualified Plan is payable from the assets held by the tax-exempt trust.

NEOs become fully vested in their normal retirement benefits described below with 5 years of service, including service with DTE Energy, or upon attainment of the plan's normal retirement age of 65. If a NEO terminates employment with less than 5 years, the NEO is not vested in any portion of his or her benefit. Effective January 1, 2008, the vesting period was revised from 5 years to 3 years of service.

Traditional Component of Qualified Plan

Messrs. Rahill and Jipping participate in the traditional component of the Qualified Plan. The benefits are determined under the following formula, stated as an annual single life annuity payable in equal monthly installments at the normal retirement age of 65: 1.5% times average final compensation times credited service up to 30 years, plus 1.4% times average final compensation times credited service in excess of 30 years. Credited Service includes service with DTE Energy. Although benefits under the formula are defined in terms of a single life annuity, other annuity forms (e.g., joint and survivor benefits) are available that have the same actuarial value as the single life annuity benefit. The benefits are not payable in the form of a lump sum.

Average final compensation is equal to one-fifth of the NEO's salary (excluding any bonuses or special pay) during the 260 consecutive weeks of credited service that results in the highest average.

Benefits provided under the Qualified Plan are based on compensation up to a compensation limit under the Internal Revenue Code (which was $225,000 in 2007, and is indexed in future years). In addition, benefits provided under the Qualified Plan may not exceed a benefit limit under the Internal Revenue Code (which was $180,000 payable as a single life annuity beginning at normal retirement age in 2007).

NEOs may retire with a reduced benefit as early as age 45 after 15 years of credited service. If a NEO has 30 years of credited service at retirement, the benefit that would be payable at normal retirement age is reduced for commencement ages below 58. The percentage of the normal retirement benefit payable at sample commencement ages is as follows:

Age 58 and older:	100%
Age 55:	85%
Age 50:	40%

If a NEO has less than 30 years of credited service at retirement, the benefit that would be payable at normal retirement age is reduced for commencement ages below age 60. The percentage of the normal retirement benefit payable at sample commencement ages is as follows:

Age 60 and older:	100%
Age 55:	71%
Age 50:	40%

If a NEO terminates employment prior to earning 15 years of credited service, the annuity benefit may not commence prior to attaining age 65. If the NEO terminates employment after earning 15 years of Credited Service but below age 45, the benefit may commence as early as age 45. The percentage of the normal retirement benefit payable at sample commencement ages is as follows:

Age 65 and older:	100%
Age 60:	58%
Age 55:	36%
Age 50:	23%
Age 45:	16%

Neither Mr. Jipping nor Mr. Rahill had attained eligibility for immediate retirement at year end 2007. Mr. Jipping's annual accrued benefit payable monthly as an annuity for his lifetime, beginning at age 65, is approximately $36,600, and Mr. Rahill's is approximately $27,000.

Cash Balance Component of Qualified Plan

Ms. Blair and Messrs. Welch and Oginsky participate in the cash balance component of the Qualified Plan. The benefits are stated as a notional account value.

Each year, a NEO's account is increased by a "contribution credit" equal to 7% of pay. For this purpose, pay is equal to base salary plus bonuses and overtime up to the same compensation limit as applies under the traditional component of the Qualified Plan ($225,000 in 2007). Each year, a NEO's account is also increased by an "interest credit" based on 30-year Treasury rates.

Upon termination of employment, a vested NEO may elect full payment of his or her account. Alternate forms of benefit (e.g., various forms of annuities) are available as well that have the same actuarial value as the account.

As of January 1, 2008, Ms. Blair and Messrs. Welch and Oginsky are fully vested, and are entitled to immediate payment of their account value on termination of employment, even if before normal retirement age. Ms. Blair's estimated account value as of year end 2007 is approximately $104,000, Mr. Welch's is approximately $78,600 and Mr. Oginsky's is approximately $54,000.

Special Annuity Credit for Mr. Welch in the Qualified Plan

In addition to his cash balance account, Mr. Welch earns an additional benefit in the Qualified Plan. This benefit is stated as a single life annuity payable in equal monthly installments, equal to $10,000 times years of credited service after February 28, 2003 up to ten years of credited service (i.e., the maximum benefit is $100,000 per year). Other annuity forms are available that are actuarially equivalent to the single life annuity.

Because Qualified Plan benefits are offset to the otherwise determined MSBP benefits (see below), the effect of this benefit is to shift benefits from the MSBP, a nonqualified plan, to the Qualified Plan, which affords certain tax benefits to the Company and Mr. Welch. As of year end 2007, Mr. Welch had earned an annual special annuity credit payable for his lifetime in equal monthly installments totaling $48,333 per year. He is not currently eligible to retire and receive this benefit.

ESRP Shift Benefit in Qualified Plan

We sponsor a nonqualified retirement plan for selected executives, the ESRP, described in more detail below.

The ESRP provides notional account accruals similar to the cash balance component of the Qualified Plan. The "compensation credit" to the NEO's notional account, analogous to the contribution credit in the cash balance component of the Qualified Plan, is equal to 9% of base salary plus actual bonus earned under the Company's annual bonus plan. The "investment credit," analogous to the interest credit in the cash balance component of the Qualified Plan, is similarly based on 30-year Treasury rates.

The ESRP shift benefit is an amount that would otherwise be payable from the ESRP, but is instead being paid from the Qualified Plan, subject to applicable qualified plan legal limits on the ability to discriminate in favor of highly paid employees. The NEO's cash balance account is increased by any amounts shifted from the ESRP. As with Mr. Welch's special annuity credit, the purpose of the benefit is to provide the NEOs and the Company the tax advantages of providing benefits through a qualified plan.

Mr. Rahill and Ms. Blair have received ESRP shift additions to their Qualified Plan cash balance accounts. There was no shift of compensation credits for 2007, although previous shifts have continued to earn interest credits. As of year end 2007, ESRP shift balances were as follows:

Mr. Rahill:	$82,860
Ms. Blair:	$24,162

Management Supplemental Benefit Plan

The MSBP is a nonqualified pension plan and Mr. Welch is the only participant.

The benefit provided is payable as an annuity beginning on the first day of the month following termination of employment. The purpose of the MSBP is to provide an overall target level of benefits based on all years of service, including with DTE Energy. The MSBP benefit is equal to this overall target offset by all benefits earned under the Qualified Plan, the DTE Plan, and DTE Energy's Management Supplemental Benefit Plan, a nonqualified plan.

The MSBP target before offsets, expressed as an annual single life annuity with 15 years of payments guaranteed commencing at age 60 (the MSBP normal retirement age), is equal to: (1) 60% plus 0.5% for each year of total service in excess of 25 years, times (2) Average Final Compensation. If Mr. Welch terminates employment before age 60, the net benefit after offsets will be reduced by 8% per year that the benefit commences prior to age 60.

Mr. Welch is currently eligible to retire with an immediate benefit under the MSBP. The life annuity with 15 years of guaranteed payments is the only form of benefits payable under the plan. A lump sum is not available.

Average final compensation is equal to one-fifth of Mr. Welch's compensation during the 260 weeks, not necessarily consecutive, of Company service that results in the highest average. Compensation is equal to salary plus any bonuses, excluding Special Bonus Amounts paid after May 17, 2006 under the Special Bonus Plan. Unlike the Qualified Plan, for the MSBP there is no limit on the amount of pay taken into account.

For purposes of calculating average final compensation, amounts paid by DTE Energy are considered in selecting the highest 260 weeks. Further, each bonus payment that is considered compensation is mapped to the single week it was paid before the highest 260 weeks are selected. Therefore, although compensation is averaged over the number of weeks in 5 years, the average final compensation includes well over 5 years of bonuses.

As of December 31, 2007, if Mr. Welch would have retired, he would have received an MSBP benefit of approximately $498,000 after offsets, payable as an annual annuity for his lifetime with a minimum payment period of 15 years guaranteed.

The MSBP is funded with a Rabbi Trust, which we cannot use for any purpose other than to satisfy the benefit obligations under the MSBP, except in the event of the Company's bankruptcy, in which case the assets are available to general creditors.

Executive Supplemental Retirement Plan

The ESRP is a nonqualified retirement plan. Only selected executives participate, including Ms. Blair and Messrs. Rahill, Jipping and Oginsky. Mr. Welch does not participate. The purpose of the ESRP is to promote the success of the Company and its subsidiaries by providing the ability to attract and retain talented executives by providing such designated executives with additional retirement benefits.

The ESRP resembles the cash balance component of the Qualified Plan in that benefits are expressed as a notional account value and the vested account balance is payable as a lump sum on termination of employment, although an installment option of equivalent value is also available.

Each year, a NEO's account is increased by a "compensation credit" equal to 9% of pay. For this purpose, pay is equal to base salary plus bonuses under the Company's annual bonus plan. There is no limit on compensation that may be taken into account as in the Qualified Plan. Each year, a NEO's account is also increased by an "investment credit" equal to the same earnings rate as the interest credit in the cash balance component of the Qualified Plan, based on 30-year Treasury rates.

Vesting occurs at 20% for each year of participation. Because the plan has only been in effect since March 1, 2003 and because years of service at DTE Energy are not counted, no NEO was more than 80% vested as of year end. Vesting percentages as of December 31, 2007 are as follows:

Mr. Rahill:	80%
Ms. Blair:	80%
Mr. Jipping:	40%
Mr. Oginsky:	60%

As noted above in the description of the cash balance component of the Qualified Plan, a portion of the ESRP account balance is shifted to the cash balance component of the Qualified Plan each year, as permitted under the rules for qualified plans. Such a shift allows the NEOs to become immediately vested in the account values shifted, and confers certain tax advantages to the NEOs and us. As of December 31, 2007, the ESRP account values, net of the amounts shifted to the Qualified Plan, are as follows:

Mr. Rahill:	$ 93,552
Ms. Blair:	$128,101
Mr. Jipping:	$ 85,235
Mr. Oginsky:	$ 88,895

The ESRP is funded with a Rabbi Trust, which we cannot use for any purpose other than to satisfy the benefit obligations under the ESRP, except in the event of the Company's bankruptcy, in which case the assets are available to general creditors. The ESRP requires that the Rabbi Trust be fully funded in the event of a Change in Control.

Nonqualified Deferred Compensation

We maintain the Executive Deferred Compensation Plan under which nonqualified deferred compensation is permissible. The following table provides information with respect to the plan that allows for the deferral of compensation on a basis that is not tax-qualified. There were no registrant contributions pursuant to the plan during 2007 and no executive contributions or withdrawals or other distributions pursuant to the plan during 2007.

Nonqualified Deferred Compensation Table

Name (a)	Aggregate Earnings in Last FY ($)(1) (d)	Aggregate Balance at Last FYE ($) (f)
Joseph L. Welch	$36,896	$495,284
Edward M. Rahill	—	—
Linda H. Blair	—	—
Jon E. Jipping	—	—
Daniel J. Oginsky	—	—

(1) None of this amount is reported in the Summary Compensation Table, as none of it is above-market or preferential.

Executive Deferred Compensation Plan

Only selected officers of the Company are eligible to participate in this plan, including all NEOs; however, only Mr. Welch has deferred income under this plan. NEOs are allowed to defer up to 100% of their salary and bonus. Investment earnings are based on the same investment options available under the qualified Savings and Investment Plan (401(k) plan), and are selected by the individual NEOs. Distributions will generally be made at the NEO's termination of employment for any reason.

In addition to elective employee deferrals, we credit each employee's account with the value of any benefits that are not earned under our qualified retirement plans (the 401(k) plan and the defined benefit Qualified Plan) by virtue of the NEO having deferred compensation into this plan. There are no balances pertaining to these credits as of December 31, 2007.

Employment Agreements and Potential Payments Upon Termination or Change in Control

As referenced above, we have entered into employment agreements with each of the NEOs. Each of the employment agreements has an initial term of employment of two years and is subject to automatic one-year employment term renewals thereafter unless either party provides the other with 30 days advance written notice of intent not to renew the employment term. Under the employment agreements, Mr. Welch reports to our Board of Directors and all of the other executives report to Mr. Welch.

The employment agreements also state each executive's current annual base salary, which will be subject to annual review and increase by our Board of Directors in its discretion. The employment agreements also provide that executives are eligible to receive an annual cash bonus, subject to our achievement of certain performance targets established by our Board of Directors, as detailed in the Compensation Discussion and Analysis section of this proxy statement. The target annual bonuses for 2007, as percentages of base salary were 125% for Mr. Welch, and 100% for all other NEOs. The employment agreements also provide the NEOs with the right to participate in certain welfare and pension benefits, including the right to participate in certain tax qualified and non-tax-qualified defined benefit and defined contribution plans and retiree welfare benefit plan.

In addition, the NEOs' employment agreements provide for payments by us of certain benefits upon termination of employment. The rights available at termination depend on the situation and circumstances surrounding the terminating event. The terms "Cause" and "Good Reason" are used in the employment agreements of each NEO and an understanding of these terms is necessary to determine the appropriate rights for which a NEO is eligible. The terms are defined as follows:

- *Cause* means a NEO's continued failure substantially to perform his or her duties (other than as a result of total or partial incapacity due to physical or mental illness) for a period of 10 days following written notice by the Company to the NEO of such failure; dishonesty in the performance of the NEO's duties; a NEO's conviction of, or plea of nolo contender to a crime constituting a felony, a misdemeanor involving moral turpitude, willful malfeasance or willful misconduct in connection with a NEO's duties, or any act of omission which is injurious to the financial condition or business reputation of the Company.
- *Good Reason* means a greater than 10% reduction in the total value of the NEO's base salary, target bonus, and employee benefits; if a NEO's responsibilities and authority are substantially diminished; and a NEO's work location is relocated to more than fifty (50) miles from Novi, Michigan or Ann Arbor, Michigan.

If a NEO's employment with us is terminated without cause by the Company or by the NEO for good reason (as such terms are defined in the employment agreements), the NEO will receive:

- any accrued but unpaid compensation (none as of December 31, 2007) and benefits. For each of the NEOs, the benefits include:
  - *Mr. Welch:* annual Special Annuity Credit and cash balance under the Qualified Plan; annual MSBP benefit;
  - *Mr. Rahill:* annual benefit under the traditional component of the Qualified Plan and payment of the ESRP shift balance and vested portion of ESRP balance;
  - *Ms. Blair:* cash balance and ESRP shift under the Qualified Plan and vested portion of ESRP balance;
  - *Mr. Jipping:* annual benefit under the traditional component of the Qualified Plan and vested portion of ESRP balance; and
  - *Mr. Oginsky:* cash balance under the Qualified Plan and vested portion of ESRP balance.
- continued payment during a specified severance period (as described below) of the NEO's annual rate of base salary (plus, for Mr. Welch only, an amount equal to the average of each of the annual bonuses that were payable to him for the three fiscal years immediately preceding the fiscal year in which his employment

terminates), commencing on the earliest date that is permitted under the new Section 409A of the Internal Revenue Code (relating to the taxation of deferred compensation);

- Any restrictions on stock awards will be deemed to have lapsed, which result in the following values as of December 31, 2007:
  - Mr. Welch: $506,708
  - Mr. Rahill: $144,548
  - Ms. Blair: $138,962
  - Mr. Jipping: $135,916
  - Mr. Oginsky: .... $ 94,616
- continued coverage under our active health and welfare plans for the specified severance period and outplacement services for at least one year; and
- for Messrs. Welch and Rahill and Ms. Blair only, deemed satisfaction of the eligibility requirements of the Company's retiree welfare benefit plan for purposes of participation therein; and for the other NEOs, participation in the Company's retiree welfare benefit plan only if, by the end of their specified severance period, they have achieved the necessary age and service credit otherwise necessary to meet the eligibility requirements.

In addition, if the Company terminates its retiree welfare benefit plan and, by application of the provisions described in the prior sentence, the NEO would otherwise be entitled to retiree welfare benefits, the NEO will receive a cash payment equal to the Company's cost of providing such benefits, in order to assist the NEO in obtaining other retiree welfare benefits.

The specified severance period referenced above is two years for all NEOs.

In addition, while employed by us and for a period of two years after any termination of employment without cause by the Company (other than due to their disability) or for good reason by them and for a period of one year following any other termination of their employment, the NEOs will be subject to certain covenants not to compete with or assist other entities in competing with our business and not to encourage our employees to terminate their employment with us. At all times while employed and thereafter, the NEOs will also be subject to a covenant not to disclose confidential information.

In the event of a change in control, with or without termination of employment:

- All of the NEOs' unvested options will vest and become immediately exercisable in accordance with their terms, resulting in the following values as of December 31, 2007:
  - Mr. Welch: $14,168,187
  - Mr. Rahill: .... $ 2,434,981
  - Ms. Blair: .... $ 2,363,913
  - Mr. Jipping: .... $ 1,327,648
  - Mr. Oginsky: .... $ 1,215,731
- Any restrictions on stock awards will be deemed to have lapsed (see above for values); and
- All ESRP balances become fully vested (see the Pension Benefits Table).

As part of Mr. Welch's agreement, we would pay all excise taxes, estimated at $2,804,476.

Upon death or disability, a NEO receives a pro rata portion of his or her target bonus, full and immediate vesting of any unvested stock options and all restrictions are assumed lapsed. All balances under the cash balance and ESRP shift components of the Qualified Plan, and the ESRP balance (vested portion only for disability), are immediately payable. If the NEO has 10 years of service after age 45, then the NEO (and his or her spouse) is eligible for retiree medical benefits.

Upon death, under the traditional and, for Mr. Welch only, the special annuity credit components of the Qualified Plan, the surviving spouse receives an annuity for life equal to 50% of the NEO's benefit that would have been receivable as a 50% joint and survivor annuity (one of the optional forms of payment under the Qualified Plan).

For Mr. Welch only, the death benefit under the MSBP payable to his beneficiary or his estate is 15 years of payments of his accrued benefit.

The benefits to be provided to the NEOs under various termination scenarios are detailed in the table below. The table assumes that the termination has occurred on December 31, 2007 and assumes a stock price of $56.42 per share. The amounts in the table include vested retirement benefits that have accrued to the NEO regardless of a termination on that date, as well as incremental benefits that would become payable because of a termination on that date.

		Termination Scenarios: Value of Potential Payments Total Value of Severance, Benefits and *Unvested* Equity Awards				
Name	Voluntary Resignation	Involuntary For Cause	Involuntary Not-for-Cause or Voluntary Good Reason	Change In Control and Involuntary Not-for-Cause (pre-tax)	Disability	Death (Pre-retirement)
Joseph L. Welch	$7,028,760	$7,028,760	$11,100,627	$28,579,998	$22,428,655	$20,555,101
Edward M. Rahill	$ 397,837	$ 397,837	$ 1,529,591	$ 4,109,120	$ 3,227,366	$ 3,117,661
Linda H. Blair	$ 261,202	$ 261,202	$ 1,278,324	$ 3,781,199	$ 3,028,077	$ 3,028,077
Jon E. Jipping	$ 260,299	$ 260,299	$ 1,095,443	$ 2,559,007	$ 1,987,863	$ 1,903,312
Daniel J. Oginsky	$ 149,867	$ 149,867	$ 823,122	$ 2,133,469	$ 1,898,214	$ 1,898,214

Director Compensation

The following table provides information concerning the compensation of directors during 2007.

Director Compensation Table

Name (a)	Fees Earned or Paid in Cash($)(1) (b)	Stock Awards ($) (2)(3) (c)	Total($) (h)
Edward G. Jepsen	$83,000	$25,671	$108,671
Richard D. McLellan(4)	$ 9,250	—	$ 9,250
William J. Museler	$76,000	$ 7,636	$ 83,636
Hazel R. O'Leary(5)	$21,125	$ 7,636	$ 28,761
G. Bennett Stewart	$65,875	$25,658	$ 91,533
Lee C. Stewart	$92,875	$22,640	$115,515

(1) Includes annual Board retainer, committee chairmanship retainer, and Board/committee meeting fees earned in fiscal year 2007 as well as a lead director fee (for Mr. Lee Stewart only).

(2) Aggregate grant date fair value computed in accordance with FAS 123R awards are recorded at fair value at the date of grant. Amounts shown in the table are amounts that have been amortized in our 2007 financial statements in connection with the restricted stock awards held by these directors, disregarding forfeiture assumptions. Restricted stock awards are grant date values amortized over the requisite vesting period of three years.

(3) The values for Ms. O'Leary and Messrs. Jepsen, Museler, Bennett Stewart and Lee Stewart reflect a 2007 award with a grant date fair value for accounting purposes of $55,000 (equivalent to 1,284 shares at $42.82 per share). The values for Messrs. Jepsen, Bennett Stewart and Lee Stewart reflect a 2006 award with a grant date fair value for accounting purposes of $45,000 (equivalent to 1,364 shares at $33.00 per share). The value for Mr. Jepsen also reflects a 2005 award with a grant date fair value for accounting purposes of $25,000 (equivalent to 1,087 shares at $23.00 per share). The value for Mr. Lee Stewart also reflects a 2005 award with a grant date fair value for accounting purposes of $25,000 (equivalent to 915 shares at $27.34 per share). The aggregate number of unvested stock awards outstanding as of December 31, 2007 for each director is as follows: Mr. Jepsen, 3,735 shares; Mr. McLellan, zero shares; Mr. Museler, 1,284 shares; Ms. O'Leary, 1,284 shares; Mr. Bennett Stewart, 2,648 shares; and Mr. Lee Stewart, 3,563 shares.

(4) Mr. McLellan joined the Board in November 2007. His cash retainer was prorated for the length of his service rendered in fiscal year 2007, and was $6,250.

(5) Ms. O'Leary joined the Board in July 2007. Her cash retainer was prorated for the length of her service in fiscal year 2007, and was $12,500.

We pay our non-employee directors an annual cash retainer of $25,000, an annual equity retainer of restricted stock with a value, at the time of grant, of $55,000 under the 2003 Stock Purchase and Option Plan, $1,500 per Board of Directors meeting, and $1,500 per committee meeting. In addition, we pay $7,000 annually to the chair of the Audit and Finance Committee, $4,500 annually to the chairs of the other Board committees and $20,000 annually to our lead director. Directors are reimbursed for their out-of-pocket expenses in an accountable expense plan. Directors who are employees of the Company do not receive separate compensation for their services as a director. All non-employee directors are compensated under the same arrangement.

Restricted stock award agreements with the directors provide that the restricted stock fully vests upon the earlier of (i) the three year anniversary of the grant date, (ii) the date the grantee ceases to be a member of the Board for any reason other than due to removal for cause, or (iii) a "change of ownership" (as such term is defined in the 2003 Stock Purchase and Option Plan). If the grantee is removed from the Board for cause prior to the restricted stock becoming fully vested, the grantee forfeits the restricted stock. These restricted stock award agreements also provide that the restricted stock issued to the grantee may not be transferred by the grantee in any manner prior to vesting. Grantees otherwise have all rights of holders of our common stock, including voting rights and the right to receive dividends.

CERTAIN TRANSACTIONS

Pursuant to its charter, the Nominating/Corporate Governance Committee is charged with monitoring and reviewing issues involving independence and potential conflicts of interest with respect to our directors and executive officers. In addition, our Code of Business Conduct and Ethics generally forbids conflicts of interest.

With the approval of the Nominating/Corporate Governance Committee, Clayton Welch, Jennifer Horn, Jessica Welch and Katie Welch (each of whom is a son, daughter or daughter-in-law of Joseph L. Welch, the Company's chief executive officer) were employed by us as Engineer, Fleet Manager, Manager of Warehouse and Logistics, and Accountant, respectively, during 2007 and continue to be employed by us. These individuals are employed on an "at will" basis and compensated on the same basis as our other employees of similar function, seniority and responsibility without regard to their relationship with Mr. Welch. These four individuals, none of whom resides with or is supported financially by Mr. Welch, received aggregate salary, bonus and taxable perquisites for services rendered in the above capacities totaling $471,033 during 2007.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte has acted as our independent registered public accounting firm to audit the financial statements of the Company and its consolidated subsidiaries since the Company's inception, and acted as such in 2007. The Audit and Finance Committee has appointed Deloitte to act as the independent registered public accountants to audit our 2008 consolidated financial statements. As a matter of good corporate practice, we are asking our shareholders to ratify the appointment of Deloitte as our independent registered public accounting firm for 2008. The affirmative vote of the holders of a majority of the shares of our common stock voting in person or by proxy is required to ratify the appointment of the independent registered public accounting firm. Abstentions and broker non-votes will be disregarded for purposes of determining the number of votes counted toward this vote. If the shareholders fail to ratify the appointment of Deloitte, the Audit and Finance Committee would reconsider its appointment. Even if the appointment is ratified, the Audit and Finance Committee, in its discretion, may direct the appointment of a different independent accounting firm at any time during the year if the Audit and Finance Committee determines that such a change would be in our shareholders' best interests.

Representatives of Deloitte are expected to be present at the 2008 Annual Meeting and to be available to respond to appropriate questions. The representatives will also be provided an opportunity to make a statement, if they so desire.

The following table provides a summary of the aggregate fees incurred for Deloitte's services in 2007 and 2006:

	2007	2006
Audit fees(1)	$1,507,607	$2,887,373
Audit-related fees(2)	$ 125,005	—
Tax fees(3)	$ 539,731	$ 158,118
All other fees(4)	$ 254,276	$ 436,594
Total fees	$2,426,919	$3,482,085

(1) Audit fees were for professional services rendered for the audit of our consolidated financial statements and internal controls and reviews of the interim consolidated financial statements included in quarterly reports and services that are normally provided by Deloitte in connection with statutory and regulatory filing engagements. The fees also include amounts for the services provided in connection with our 2006 securities offerings.

(2) Audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit Fees." These services include subsidiary audits, agreed-upon procedures, and the audit of our employee benefit plans.

(3) Tax fees were professional services for federal and state tax compliance, tax advice and tax planning.

(4) All other fees were for services other than the services reported above. In 2006 and 2007, these services included business acquisition consulting. In 2006, the services provided were employee compensation and benefits consulting, and personal income tax preparation and financial planning for executives. In 2006, Deloitte discontinued providing personal income tax preparation and financial planning for executives, consistent with independence requirements; 2007 fees include a final amount for these services.

The Audit and Finance Committee of the Board of Directors does not consider the provision of the services described above by Deloitte to be incompatible with the maintenance of Deloitte's independence.

The Audit and Finance Committee has adopted a pre-approval policy for all audit and non-audit services pursuant to which it pre-approves all audit and non-audit services provided by the independent registered public accounting firm prior to the engagement with respect to such services. To the extent that we need an engagement for audit and/or non-audit services between Audit and Finance Committee meetings, the Audit and Finance Committee chairman is authorized by the Audit and Finance Committee to approve the required engagement on its behalf.

The Audit and Finance Committee approved all of the services performed by Deloitte in 2007.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" RATIFYING THE APPOINTMENT OF DELOITTE & TOUCHE, LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO AUDIT THE COMPANY'S 2008 CONSOLIDATED FINANCIAL STATEMENTS.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires our directors, executive officers and ten percent owners to file reports of holdings and transactions in our stock with the SEC. Based solely upon a review of Forms 3, 4 and 5 and amendments thereto and written representations furnished to us, our officers, directors and ten percent owners timely filed all required reports since the beginning of 2007 pursuant to Section 16(a) of the Exchange Act.

By Order of the Board of Directors,

Wendy A. McIntyre
Secretary

Novi, Michigan
April 11, 2008

ITC Midwest LLC's acquisition of the transmission assets of Interstate Power & Light Company, a subsidiary of Alliant Energy Corporation, framed the activities of 2007 like two bookends. On Jan. 19, 2007, we announced the acquisition, and just over 11 months later on Dec. 20, 2007, the acquisition was closed, representing the first transmission assets that ITC will own, operate and maintain outside of Michigan. We look forward to continuing our newly-formed partnership and positive working relationship with Alliant Energy.

On May 1, 2007, ITC assumed operational control of the Michigan Electric Transmission Company, LLC (METC) following its acquisition, which closed in October 2006. The successful integration and operation met a timeline mandated by the Federal Energy Regulatory Commission (FERC) for METC to become fully independent. METC's integration is a critical milestone in realizing the true benefits of joint control and operation of the two transmission systems in Michigan's Lower Peninsula.

Development activities continued to move forward. ITC Great Plains expanded its efforts from Kansas into Oklahoma, and a new development subsidiary, ITC Panhandle Transmission, was formed to identify opportunities to build electric transmission infrastructure in the Texas Panhandle region. The underlying force in all of ITC's development activities is the desire to partner *in regions where there is a recognized need to build* transmission as a means to improve reliability, provide equal access to the transmission grid or promote integration of renewable resources into the market.

In 2007 ITC successfully championed on behalf of renewable resource generators on another level. ITC's Michigan subsidiaries joined forces with the Midwest Independent Transmission System Operator, Inc. (Midwest ISO) to secure federal approval for a new generator interconnection cost allocation policy, which allows ITC to repay renewable resource and other generators for the expenses they incur when interconnecting to ITC's transmission grid. This new policy will remove a significant barrier – transmission interconnection costs – and will provide all generators, including renewable resources, equal treatment and access to the grid.

Another demonstration of ITC's commitment to transmission infrastructure reliability and customer service was seen when the company completed the first of several system upgrades in the Saginaw Bay-Midland region. Responding to the increasing power and reliability needs of industrial customer Hemlock Semiconductor Corp. (HSC), a joint venture of Dow Corning Corporation, ITC installed new 138 kilovolt (kV) breakers at two substations and laid 15 miles of new 138 kV line.
The transmission upgrades help ensure that HSC and surrounding communities are better positioned to respond to future economic development and increasing power requirements while protecting the stability and responsiveness of the grid to current electric demands.



▲ Hemlock Semiconductor, the world's largest manufacturer of silicon used in electronics and solar applications, is in the midst of a $1.5 billion expansion.

"ITC designed a robust and reliable system to meet the growing needs of Dow Corning and Hemlock Semiconductor. ITC was very helpful in listening to our needs and responding with an appropriate solution."

– Rod Williamson,
Dow Corning's Americas-area Energy Development Manager

ITC's commitment to independent regional transmission was also evident last year with its completion of a collaborative study with American Electric Power (AEP) which recommends a 700-mile 765 kV transmission network be constructed between Michigan and Ohio to relieve congestion, improve reliability and enhance market access to the region. The study finds that construction of a 765 kV transmission network would yield approximately 250 megawatts in system loss savings – the equivalent of eliminating the need for one medium-sized coal generator or the ability to power more than 250,000 average U.S. homes without generating any additional power.

ITC and AEP are exploring the feasibility of forming a joint venture to build the project and have begun the process of submitting the study for evaluation and inclusion in future regional transmission planning documents with regional transmission organizations Midwest ISO and PJM Interconnection.

ITC employees and field contractors continued to be the heart and soul of the company in 2007, supporting aggressive project schedules, handling emergency system repairs, monitoring Michigan's transmission system 24/7 and working with local communities to address their electricity infrastructure concerns. ITC's primary field operation and maintenance contractor, Utility Lines Construction, achieved a remarkable one million safe man-hours of work without a lost time safety incident in 2007.

All of these achievements came while ITC was continuing efforts to be recognized as a best-in-class transmission provider. ITC demonstrated its success in fostering electric reliability through careful system improvements. In 2007 ITC subsidiaries ITC *Transmission* and METC invested $210.7 and $75.5 million in their respective transmission systems. Both systems were able to meet new record monthly peak demands 10 times over the last three years while achieving top quartile outage performance.

The energy industry and financial community are supportive of ITC successes as shown in our financial strength and stability. In 2007 ITC was able to provide overall shareholder return of over 44 percent while also increasing the dividend in the third quarter by over 5 percent. This was made possible because the interests of our customers and regulators are aligned with those of the shareholders and employees.

We look forward to our continued progress in 2008 as we focus on our financial commitments to our shareholders and commitments to customers by improving the reliability of the transmission grid, maintaining operational excellence and focusing on safety as a top priority.

Regardless of the region's energy needs or the source of energy used in generation, a robust transmission grid is a must. Having a reliable transmission system is the key to providing equal and efficient access to brighter and cleaner energy to support energy needs now and in the future.

Joseph L. Welch
President and Chief Executive Officer
ITC Holdings Corp.

COMPARISON OF 3 YEAR CUMULATIVE TOTAL RETURN

(Assumes initial investment of $100 and reinvestment of dividends)



300
250
200
150
100
50
0
ITC HOLDINGS CORP.
S&P UTILITIES INDEX
S&P 500 INDEX

		7/26/2005	2005	2006	2007
ITC HOLDINGS CORP.	Return %	–	24.41	45.87	44.24
	Cum $	100.00	124.41	181.48	261.76
S&P UTILITIES INDEX	Return %	–	0.43	20.99	5.42
	Cum $	100.00	100.43	121.51	128.10
S&P 500 INDEX	Return %	–	2.51	15.79	19.30
	Cum $	100.00	102.51	118.70	141.61

we're your energy superhighway...


paving the way to a
brighter
energy market



Reliability is our foundation. Regulators created the vision of the independent transmission company business model as a means to address a growing national trend of underinvestment in the U.S. grid. This lack of investment leads to mounting reliability issues as seen in the Blackout of 2003, which affected more than 50 million customers in the U.S. and Canada. Electric reliability motivates our every effort because it is who we are. Transmission is our only business, and ITC believes that in order to succeed, we must perform flawlessly.



IMPROVING RELIABILITY

ITC's singular focus is transmission, and it is our mission to be a best-in-class transmission provider. To continually monitor our progress in this goal, ITC regularly participates in various industry benchmarking efforts. For example, ITC recently took part in the SGS Transmission Reliability Benchmarking Study, a noteworthy benchmarking effort, which includes the results of approximately 50 percent of the U.S. transmission grid. The most recent benchmarking results found that both ITC*Transmission* and METC were in the top-quartile in the category that measures sustained outages and in the top decile on a combined basis. ITC and its subsidiaries remain focused on improving electric reliability through careful and focused investments in its transmission infrastructure.

METC INTEGRATION

Just seven months after closing on its acquisition, METC became a fully independent transmission company following the successful integration with ITC. Having METC as an ITC subsidiary establishes a consolidated transmission system throughout most of Michigan's Lower Peninsula. Owning both transmission grids in the region was a strategic move that creates efficiencies through joint planning and operations. This was an important milestone for ITC and is representative of the type of commitment, drive and focus demonstrated by ITC, its employees and contractors. Becoming fully independent from market participants is a very significant step as we continue in our endeavor to improve the electric transmission system in Michigan.

KANSAS V-PLAN

In 2007 ITC Great Plains was officially designated as the project sponsor to build a 180-mile-long transmission project, the Kansas V-Plan, to help the state balance electricity rates by providing access to lower-cost and alternative sources of power. ITC will continue in 2008 to pursue the regulatory approvals needed to begin construction. This critical transmission line is part of the Southwest Power Pool's X-Plan, a project which will ultimately facilitate regional power needs in Kansas, northern Oklahoma and the Panhandle of Texas.





paving the way to a
cleaner
energy market



The key to clean energy is efficiency and sustainability. ITC actively promotes energy policies which encourage the integration of renewable resources onto the grid in the most efficient manner. There is a growing industry policy shift toward renewable portfolio standards, and ITC believes that in order for this to be a reality, a regional transmission system that can transport renewable resources from typically remote regions is critical. Transmission has the power to significantly reduce system losses, decreasing the need for additional generation and making effective the energy efficiency-driven efforts such as demand response programs. The world is going green, and transmission is the ultimate in green energy.



GENERATOR INTERCONNECTION COST ALLOCATION POLICY

Under the new generator interconnection cost allocation policy approved by the FERC, generators will now be fully reimbursed by ITC*Transmission* and METC for the costs of network upgrades in order to connect the generators to the power grid in Michigan. Previously, generators interconnecting to the ITC*Transmission* and METC systems were required to bear half the costs of most network upgrades, along with other costs of interconnection. This policy removes significant financial barriers that small electricity generators face when trying to connect to the grid. ITC plans to pursue similar policies in its ITC Great Plains and ITC Midwest regions in order to promote fair interconnection standards and remove cost impediments for any generator that connects to the grid.

HARVEST WIND PROJECT

The new generator interconnection cost allocation policy was first used on Nov. 4, 2007, when ITC*Transmission* completed the interconnection to the John Deere Wind Energy 52 megawatt Harvest Wind Farm in Michigan's Thumb region. ITC played an integral role, not only in removing the barrier to entry, but also by helping Deere to bring the Harvest project online in a timely manner.

NEW HEADQUARTERS

Being good environmental stewards also means ITC must take steps to walk the walk in its everyday existence. ITC broke ground on its new headquarters in April 2007 and expects to begin operations in the new building in April 2008. Built on property surrounded with natural wetlands, the ITC headquarters facility was built with the environment in mind. In an effort to minimize the impact on the wetlands, ITC decided to build up rather than out so as to minimize the building's footprint. Additionally, the new building makes use of natural light as a means to make better use of resources.




paving the way to an
efficient
energy market

The way this country looks at energy is changing. Gone are the days when local utilities operated *locally*. Growing reliability issues have underscored the need to broaden our sights and recognize and embrace the interconnected nature of the electric transmission system. But the benefits of the grid go beyond reliability. Through a robust transmission system, equal access to the most economic generation sources is made possible. ITC does not participate in the energy market, and we recognize the critical role we play in allowing customers to benefit from equal access to efficient and economic generation.



ITC MIDWEST

ITC's push to establish an independent regional transmission system in the Midwest gained unprecedented momentum when, at year's end, ITC Midwest completed the $783 million acquisition of Interstate Power & Light Company's electric transmission system in portions of Iowa, Minnesota, Illinois and Missouri. ITC Midwest's ownership of these transmission assets aligns with ITC's vision. It provides ample opportunity to relieve transmission system constraints to give broader access to more economic generation and move renewable generation – such as wind – onto the grid in a reliable and cost effective manner. ITC Midwest, headquartered in Cedar Rapids, Iowa, with offices and warehouses in Iowa (Dubuque, Iowa City, Perry) and Minnesota (Albert Lea), has developed a capital plan that calls for $1 billion in infrastructure improvements and expansion to upgrade these newly-acquired ITC assets over seven to ten years.

REGIONAL VISION

The acquisition of the transmission assets of Interstate Power & Light Company was an important piece in ITC's regional vision. The full benefits of improved reliability and enhanced access to economic sources of generation and renewable resources will only be made possible with a true regional transmission grid. ITC is actively working with regulators, legislators, other utilities and industry organizations such as the Midwest ISO, the Southwest Power Pool and PJM Interconnection, to promote the development of an interconnected extra-high voltage transmission network.

MICHIGAN-OHIO 765 kV TRANSMISSION NETWORK

One such example of an extra-high voltage transmission network is the 700-mile 765 kV proposed project in Michigan and Ohio recently studied by ITC in collaboration with AEP. The results of the study support ITC's belief that continued economic growth, energy security and environmental stewardship in Michigan and the entire Midwest rest upon a modern transmission grid. Among its findings, the study found that the proposed 765 kV line would free up capacity on Michigan's existing 345 kV system and accommodate the transfer of as much as 5,000 additional megawatts of electricity through the region. The project would also decrease active power losses during peak conditions by 250 megawatts, providing significant benefits to customers in the region.


Altec



management team

Expanding Beyond Our Borders: ITC's success is propelled by the forward-thinking vision of its management team that recognizes the role that transmission can play in shaping energy policy for the benefit of all customers. This vision is helping ITC reach new territories both literally and figuratively. As ITC continues to expand beyond Michigan, the management team steadily guides the company with a focus on providing efficient and equal access to brighter and cleaner energy.



THE PEOPLE OF
IOWA
WELCOME YOU
Iowa
Fields of Opportunities

from left to right:

Joseph R. Dudak
Vice President, Major Contracts and Special Projects

Joseph L. Welch
President, Chief Executive Officer and Treasurer

Linda H. Blair
Executive Vice President and Chief Business Officer


WELCOME
TO
Minnesota

Denis Y. DesRosiers
Vice President, Information Technology and Facilities & Chief Information Officer

Elizabeth A. Howell
Vice President, Operations

Jon E. Jipping
Executive Vice President and Chief Operating Officer


The People of
Illinois
welcome you

Edward M. Rahill
Senior Vice President, Finance and Chief Financial Officer

Larry Bruneel
Vice President, Federal Affairs

Joseph E. Fennell
Vice President and Controller


WELCOME TO
MISSOURI
THE SHOW-ME STATE

Christine Mason Soneral
Vice President and General Counsel, Utility Operations

Daniel J. Oginsky
Vice President and General Counsel

Gregory Ioanidis
Vice President, Business Strategy

board of directors









Edward G. Jepsen ■■□
Independent Business Consultant

Richard D. McLellan ■□
Independent Policy Consultant

William J. Museler ■□
Independent Energy Consultant

Hazel R. O'Leary □□
President and CEO – Fisk University

G. Bennett Stewart III ■■□
Co-Founder – Stern Stewart & Co.;
CEO – EVA Dimensions, LLC

Lee C. Stewart ■■
Independent Financial Consultant

Joseph L. Welch □
President, CEO & Treasurer – ITC Holdings Corp.

COMMITTEES

■ Audit and Finance
■ Compensation
□ Nominating / Corporate Governance
□ Security, Health, Safety and Environmental

corporate information

CORPORATE HEADQUARTERS

27175 Energy Way
Novi, Michigan 48377
Phone: (248) 946-3000

INTERNET

ITC Holdings Corp.: www.itc-holdings.com
ITC*Transmission*: www.itctransco.com
METC: www.metcllc.com
ITC Great Plains: www.itcgreatplains.com

COMMON STOCK LISTING

New York Stock Exchange
Symbol: ITC

COMPANY CONTACTS

For additional information about the company, please contact:

INVESTOR RELATIONS

Patricia A. Wenzel
Director, Treasury and Investor Relations
Phone: (248) 946-3570

LEGAL COUNSEL

Daniel J. Oginsky
Vice President, General Counsel
Phone: (248) 946-3563

TRANSFER AGENT

Computershare Trust Company, N.A.
P.O. Box 43078
Providence, Rhode Island 02940-3078
Phone: (781) 575-3100

The transfer agent is responsible for handling shareholder questions regarding lost certificates, address changes, changes of ownership or name in which shares are held.

INDEPENDENT ACCOUNTANT

Deloitte & Touche LLP
600 Renaissance Center, Suite 900
Detroit, Michigan 48243-1704
Phone: (313) 396-3000

ANNUAL MEETING

The annual meeting of shareholders will be held at 9:00 a.m. EDT on Wednesday, May 21, 2008 at the ITC corporate headquarters, 27175 Energy Way, Novi, Michigan 48377.

CERTIFICATIONS

The most recent certifications by our chief executive and chief financial officers pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, regarding the quality of our public disclosures, are filed as exhibits to our Form 10-K for 2007. Our chief executive officer's most recent certification to the New York Stock Exchange, regarding compliance with the Exchange's corporate governance listing standards, was submitted July 9, 2007.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This report contains certain statements that describe our management's beliefs concerning future business conditions and prospects, growth opportunities and the outlook for our business and the electric transmission industry based upon information currently available. Such statements are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Wherever possible, we have identified these forward-looking statements by words such as "anticipates," "believes," "intends," "estimates," "expects," "projects" and similar phrases. These forward-looking statements are based upon assumptions our management believes are reasonable. Such forward-looking statements are subject to risks and uncertainties which could cause our actual results, performance and achievements to differ materially from those expressed in, or implied by, these statements, including, among other things the risks and uncertainties disclosed in our annual reports on Form 10-K and our quarterly reports on Form 10-Q filed with the Securities and Exchange Commission from time to time.

Because our forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond our control or are subject to change, actual results could be materially different and any or all of our forward-looking statements may turn out to be wrong.

The statements are reflective as of the date made and can be affected by assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in our discussion in this report will be important in determining future results. Consequently, we cannot assure you that our expectations or forecasts expressed in such forward-looking statements will be achieved. Actual future results may vary materially. Except as required by law, we undertake no obligation to publicly update any of our forward-looking or other statements, whether as a result of new information, future events, or otherwise, unless required by law.



FSC Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org Cert no. SW-COC-002736
© 1996 Forest Stewardship Council

30%

The inks used in this annual report are environmentally friendly and formulated with components that are made from 100% renewable natural resources. These materials include a blend of corn, linseed, tung and soy oils. These vegetable oil-based vehicle systems are considered low VOC and thus more environmentally friendly.

DESIGN | Pangborn Design, Ltd. • Detroit, Michigan
PHOTOGRAPHY | Michelle Andonian • Detroit, Michigan | Doug Wollin • Madison, Wiscon



ITC HOLDINGS CORP.
27175 Energy Way • Novi, Michigan 48377
Phone: (248) 946-3000 • www.itc-holdings.com

END